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FOUNDED 1866

April 3, 2008

SUPPL

BY HAND

Office of International Corporate Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Electric Interconnection SA ESP

Re: ~~Interconexión Eléctrica S.A.~~ E.S.P./ADR Level I
Filing Requirements Pursuant to Rule 12g3-2(b)
of the Securities Exchange Act of 1934, as amended
File No. ~~82-34774~~ 082-34786

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"), I hereby submit on behalf of Interconexión Eléctrica S.A. E.S.P. (the "Issuer"), an English-language translation of each of the following original Spanish-language documents pertaining to the Issuer:

Information for the Months of November and December of the Year 2007, and January, February and March of the year 2008 - "Información Relevante" (Other Relevant Information) submitted to the Colombian Financial Superintendency (the "Colombian Securities Commission").

1. Summary of Other Relevant Information submitted to the Colombian Securities Commission (from November 15, 2007 until March 15, 2008).

2. Document posted on November 15, 2007 by the Issuer regarding Resolution 2019 of 2007, whereby the Colombian Securities Commission authorized the Issuer to conduct a public offering of common shares.

3. Document posted on November 16, 2007, whereby the Issuer informs the launching of a public offering of 53,046,439 common shares for the general public, which shares are registered with the Colombian Stock Exchange's National Registry of Securities and Issuers.

dlw 4/16



4. Document posted on November 23, 2007 by the Issuer notifying the Colombian Securities Commission of a transaction whereby shares of the Issuer were transferred among individuals deemed as the same beneficial owner.

5. On November 27, 2007, the Issuer announced to the Colombian Securities Commission that in meeting No. 658 the Issuer's Board of Directors authorized the Issuer's officers to purchase shares issued by the Issuer pursuant to its public offering of common shares.

6. Document posted on November 28, 2007, whereby the Issuer clarifies to the market and prospective investors the procedure for the submission of bids in the public offering of commons shares, which will be conducted through book building.

7. Document posted on November 29, 2007 whereby the Issuer informs that two subsidiaries of the Issuer, Internexa S.A. ESP (as surviving entity) and Flycom Comunicaciones S.A. ESP, executed the public deed which formalizes the merger between the two companies.

8. Document posted on December 4, 2007 by the Issuer announcing that its Board of Directors authorized the Issuer's management to establish a new affiliate in Perú.

9. On December 5, 2007, the Issuer informed the public that on that same day it replied to a list of charges brought by the Colombian Superintendency of Public Utilities in relation to the event which took place in the Torca Substation on April 26, 2007.

10. Document posted on December 7, 2007 by the Issuer informing the market that, as of closing of the public offering of Issuer's shares conducted between November 16 and December 6, 2007, investors' demand for shares of the Issuer was of 178,000,000 shares, in contrast with a demand of 53,046,439 shares anticipated by the Issuer.

11. Document posted on December 7, 2007 regarding the Issuer's Board of Directors' resolution adopted in meeting No. 629 of December 7, 2007, formalizing the public offering of 56,394,211 common shares at a purchase price of COP$7,076 per share.

12. Document posted on December 7, 2007 by the Issuer announcing the successful placement of 56,394,211 common shares at a purchase price of COP$7,076 per share.

13. Document posted on December 14, 2007 by the Issuer announcing that through communication 2007072966 of December 4, 2007, the Colombian Securities Commission received notice of a transfer of shares of the Issuer among individuals deemed as the same beneficial owner.

14. Document posted on December 14, 2007 by the Issuer announcing that through communication 2007073596 of December 12, 2007, the Colombian Securities Commission received notice of a transfer of shares of the Issuer among individuals deemed as the same beneficial owner.



15. On December 14, 2007, the Issuer announced to the Colombian Securities Commission that its subsidiary, ISA Capital do Brasil answered, as co-defendant, a claim filed by Copel Participações Ltda. against the State of Sao Paulo, in connection with the privatization of Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP").

16. Document posted on December 19, 2007 by the Issuer announcing that its Board of Directors authorized its management to guarantee a bridge loan of its subsidiary Interligação Electrica Minas Gerais – IEMG, for up to R$88,000,000.

17. Document posted on December 26, 2007 by the Issuer announcing that it acquired the Betania Substation, located at the Betania Hydroelectric Generation Plant in the municipality of Yaguará, in the department of Huila, Colombia, in order to strengthen its presence in Colombia.

18. Document posted on January 2, 2008 by the Issuer informing the market that the new subscribed and paid-in capital of the Issuer amounts to COP$35,861,074.65, represented in 1,093,481,496 shares.

19. Document posted on January 15, 2008 by the Issuer announcing that it acquired a Peruvian corporation, Sociedad Proyectos de Infraestructura de Perú S.A.C.

20. Document posted on January 21, 2008 by the Issuer announcing that its shareholders will receive the fourth of four quarterly dividend payments (each of COP$32 per share) approved by the Issuer's ordinary shareholders' meeting held on March 30, 2007.

21. Document posted on January 28, 2008 by the Issuer announcing that its Board of Director has authorized one of the Issuer's managers to sell 2,739 shares held in the Issuer.

22. Document posted on January 28, 2008, whereby, in compliance with Resolution 116 of 2002 issued by the Colombian Securities Commission, the Issuer announces to the public the procedures and mechanisms which will be adopted during the next ordinary shareholders' meeting to be held on March 31, 2008.

23. Document posted on February 5, 2008, whereby, in compliance with Resolution 116 of 2002 issued by the Colombian Securities Commission, the Issuer announces to the public the procedures and mechanisms which will be adopted during the next ordinary shareholders' meeting to be held on March 31, 2008.

24. Document posted on February 12, 2008, whereby, in compliance with Instruction 319 of the Comissão de Valores Mobiliarios (CVM) of Brazil, ISA Capital Do Brasil, ISA Participações do Brasil Ltda. and CTEEP (subsidiaries of the Issuer) announce to the market the terms that will govern a corporate reorganization process in order to improve CTEEP's cash flow.



25. Document posted on March 3, 2008, regarding the agenda and proposals, as approved by the Issuer's Board of Directors in meeting No. 662 of February 29, 2008 and which will be submitted for approval by the Issuer's ordinary shareholders' meeting to be held on March 31, 2008.

26. Document posted on March 3, 2008, regarding the dividend distribution project for the year ended December 31, 2007, as approved by the Issuer's Board of Directors in meeting No. 662 of February 29, 2008 and which will be presented for approval by the Issuer's ordinary shareholders' meeting to be held on March 31, 2008.

27. Document posted on March 3, 2008, regarding the financial statements for the year ended December 31, 2007, as approved by the Issuer's Board of Directors in meeting No. 662 of February 29, 2008 and which will be presented for approval by the Issuer's ordinary shareholders' meeting to be held on March 31, 2008.

28. Document posted on March 3, 2008 by the Issuer announcing that the shareholders of ISA Participações do Brasil Ltda. and CTEEP approved, in the meeting held on February 28, 2008, the incorporation of ISA Participações do Brasil Ltda. into CTEEP.

Financial Information for the quarter ended on December 31, 2007

29. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of October, 2007, regarding the placement of securities by the Issuer in the primary market.

30. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of November, 2007, regarding the placement of securities by the Issuer in the primary market.

31. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of December 2007, regarding the placement of securities by the Issuer in the primary market.

32. Letter from the Issuer to the Colombian Securities Commission, including Forms 180, 181, 182, 183, 184, 185, 186, 187 and 188 for the three-month period ended on December 31, 2007.

Other Financial Information Related to the Issuance of Securities in December, 2007

33. A copy of the English translation of the prospectus for the offering of common shares of the Issuer in the Colombian market.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.



Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to the messenger who is delivering the package.

Please do not hesitate to contact me by telephone at (212) 839-5986 or by email at fnoero@sidley.com with any further questions or comments you may have.

Sincerely yours,

Francesco Noero

Enclosures

cc: Mr. Juan David Bastidas, ISA

cc (w/o Enclosures): Andrew C. Quale, Jr.
Janet E. Miller

SUMMARY OF OTHER RELEVANT INFORMATION

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. ISA

	Date	Time	Subject	Summary	Attach.
1	15/11/2007	17:13:05	Issuance of Securities	The Colombian Financial Superintendency issued today, November 15, Resolution No. 2019 authorizing Interconexión Eléctrica S.A. to conduct a public offer of common shares. (See attachment)	See attachment
2	16/11/2007	10:28:11	Issuance of Securities	ISA LAUNCHES NEW PUBLIC OFFER OF COMMON SHARES	See attachment
3	23/11/2007	17:30:20	Pre-agreed operations	This Superintendency received communication 2007070010 regarding a transfer of shares of ISA between the same beneficial owner. See attachment	See attachment
4	27/11/2007	16:19:33	Decisions of the Board of Directors	In meeting No. 658 held yesterday, ISA's Board of Directors authorized its managers to purchase shares of the Company under the Public Offer of Common Shares currently under way	N/A



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

5	28/11/2007	17:06:41	Issuance of Securities	Interconexión Eléctrica S.A. informs the market the procedure for investors to submit bids in the Public Offer of Common Shares to be conducted through book building	See attachment
6	29/11/2007	18:01:32	Merger	Internexa S.A. E.S.P and Flycom Comunicaciones S.A. E.S.P, affiliates of Grupo ISA, subscribed today the public deed that formalizes the merger (See attachment)	See attachment
7	04/12/2007	17:04:42	Business lines	The Board of Directors of Interconexión Eléctrica S.A. E.S.P. authorized the management to establish a new affiliate in Peru (See attachment)	See attachment
8	05/12/2007	19:15:55	Commencement of judicial and administrative actions	ISA answered today the charges brought by the Superintendency of Public Utilities related to the event happened at Torca Substation on April 26 of this year.	N/A
9	07/12/2007	10:02:08	Issuance of Securities	Total 178 million shares were demanded by investors at close of public offer carried out by ISA between November	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

				16 and December 6	
10	07/12/2007	13:34:10	Issuance of Securities	In special meeting No. 629 of December 7, 2007, ISA's Board of Directors decided to formalize the public offer of common shares	See attachment
11	07/12/2007	16:56:29	Issuance of Securities	Successful placement of ISA's shares	See attachment
12	14/12/2007	14:49:04	Pre-agreed operations	This Superintendency received communication regarding a transfer of shares of ISA between the same beneficial owner. See attachment	See attachment
13	14/12/2007	14:58:23	Pre-agreed operations	This Superintendency received communication regarding a transfer of shares of ISA between the same beneficial owner. See attachment	See attachment
14	14/12/2007	20:49:47	Commencement of judicial and administrative actions	Today, December 14, 2007, ISA CAPITAL DO BRASIL, a Grupo ISA's affiliate, answered as co-party, the claim filed by as Copel Participações Ltda. against the State of São Paulo, on occasion of privatization of CTEEP	N/A
	19/12/2007	18:36:06	Issuer's	ISA's Board of Directors	N/A

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

15			financial issues	authorized the management to grant guarantee to its Brazilian affiliate IEMG (Interligacao Elétrica Minas Gerais), for a bridging loan up to 88 million reais.	
16	26/12/2007	15:47:36	Assets changes or purchases	With the acquisition of the Betania Substation ISA continues to strengthen its presence in Colombia. The substation is located at the Betania Hydroelectric Generation Plant in the municipality of Yaguará, Huila Province	See attachment
17	02/01/2008	11:26:42	Increase in Subscribed and Paid-in Capital	ISA informs the market that the Company's new subscribed and paid-in capital amounts to $35,861,074.65, which is represented in 1,093,481,496 shares	See attachment
18	15/01/2008	16:54:48	Investments in other corporations	ISA PURCHASES A PERUVIAN CORPORATION	See attachment
19	15/01/2008	16:55:08	Investments in other corporations	ISA PURCHASES A PERUVIAN CORPORATION	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

20	21/01/2008	09:25:46	Earnings or Losses Project approved by the Shareholders' Meeting	ISA'S SHAREHOLDERS RECEIVED THEIR FOURTH DIVIDEND PAYMENT	See attachment
21	28/01/2008	17:23:40	Decisions of the Board of Directors	ISA's Board of Directors authorized one of the Company's managers to sell shares of the Corporation	See attachment
22	28/01/2008	17:28:29	Shareholders Representation (Res. 116 of Feb. 27/2002)	To comply with the requirements of Resolution 116 of 2002 issued by your Superintendency, we hereby inform you the mechanisms and measures to be put into effect during the Regular Shareholders' Meeting to be held next March 31	See attachment
23	05/02/2008	12:10:47	Shareholders Representation (Res. 116 of Feb. 27/2002)	To comply with the requirements of Resolution 116 of 2002 issued by your Superintendency, we hereby inform you the mechanisms and measures to be put into effect during the Regular Shareholders' Meeting of March 31, 2008	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

24	12/02/2008	21:32:10	Issuer's financial issues	Grupo ISA's companies, ISA CAPITAL DO BRASIL, ISA PARTICIPACOES DO BRASIL and CTEEP, in compliance with instruction 319 of the Comissão de Valores Mobiliários (CVM) of Brazil inform the market (see attachment)	See attachment
25	03/03/2008	17:04:29	Decisions of the Board of Directors	The Board of Directors, in meeting 662 of February 29, 2008, approved the agenda and propositions to be presented for approval to the Regular Shareholders' Meeting to be held on March 31, 2008	See attachment
26	03/03/2008	17:12:37	Earnings and Losses Project to be presented to the Shareholders' Meeting	The Board of Directors, in meeting 662 of February 29, 2008, approved the project for distribution of earnings of 2007 to be presented for approval to the Regular Shareholders' Meeting to be held on March 31, 2008	See attachment
27	03/03/2008	19:55:13	Decisions of the Board of Directors	The Board of Directors, in meeting 662 of February 29, 2008, approved the Financial Statements of 2007 to be presented for approval to the Regular Shareholders'	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

				Meeting to be held on March 31, 2008 (Attachment)	
28	03/03/2008	20:03:58	Issuer's financial issues	The Special Shareholders' Meetings of ISA Participacoes do Brasil Ltda. and CTEEP held on February 28, 2008, approved incorporation of ISA Participacoes do Brasil into CTEEP (Attachment)	See attachment

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in seven pages of the Summary of Other Relevant Information for Interconexión Eléctrica S. A. E. S. P. as on March 14, 2008.

IN TESTIMONY THEREOF, I sign my name and stamp my official seal in my office, in the City of Medellín, today, March 14, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

COLOMBIAN FINANCIAL SUPERINTENDENCY

RESOLUTION NUMBER 2019

FILED 200788015219-3 ISA

MEDELLÍN, NOV-15-2007 04:01 PM

TO: 1220

(NOV 15 2007)

By which a public offer is authorized

THE DELEGATE SUPERINTENDENT FOR ISSUERS, INVESTMENT PORTFOLIOS AND OTHER AGENTS

in exercising her legal powers, and especially, those granted in Article 60, A, 7 of Decree 4327 of 2005

CONSIDERING

FIRST: That according to Article 60, A, 7 of Decree 4327 of 2005, the Delegate Superintendent for Issuers, Investment Portfolios and other Agents is in charge of answering authorization requests for public offers.

SECOND: That as provided in Article 104 of Decree 2150 of 1995, any authorization of security public offers shall indicate the term of the offer. If the offer is not executed before expiration of said term the respective authorization shall expire.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

THIRD: That Decree 3780 of October 1, 2007 regulates public offers conducted through book building, a procedure under which the issuer can determine the price, the distribution and the allotment of securities to be issued, and the size of the issue, either directly or through a third party, as well as the marketing and preliminary promotion of securities, and the reception and recording of bids on the book under the terms and conditions provided hereby.

FOURTH: That after reviewing the documentation submitted by Interconexión Eléctrica S.A. E.S.P., file number 2007041927, it can be said that it complies with the securities market regulations as regards to the public offer of securities in the primary market.

It is then,

DECIDED:

ARTICLE ONE: To authorize the public offer of common shares of Interconexión Eléctrica S.A. E.S.P., (hereinafter, "ISA"), with the following characteristics:

- **Type of offer:** The offer shall be conducted through book building in the primary market.

- **Total amount of the issue:** The issue's total amount shall be that resulting from multiplying the number of shares to be issued times the price defined by ISA's Board of Directors, according to the book building procedure. At no time shall the price of the share be lower than its par value.
- **Projected number of shares to be issued and offered:** Fifty-three million forty-six thousand four hundred and thirty-nine (53,046,439) common shares. The final number shall be determined by book building. The issuer can increase the number of shares up to an additional twenty-five percent (25%), or decrease it without any limitation at the moment of closing the book.
- **Type of shares:** Common shares.
- **Negotiability**: Registered.
- **Share's Par Value**: Thirty two pesos and eight zero zero zero zero zero zero zero five three five two zero zero cents ($32.80000000535200) Colombian legal tender, each.
- **Minimum subscription number**: Five hundred (500) shares.
- **Addressees of the offer:** The shares will be offered to the general public, without preemptive rights.
- **Placement term and effectiveness of the offer:** The offer will be open fifteen (15) business days starting from the day of publication of the book-building public offer. The term can be reduced when all the shares are placed through book building.

- **Administrator of the issue:** Deposito Centralizado de Valores S. A. DECEVAL.
- **Term for presenting offers:** Fifteen (15) business days following the date when this Resolution becomes final.
- **Board of Directors' decisions approving the subscription and placement ruling:** Decisions Nos. 67 and 68 of September 28, 2007, amended by Decisions Nos. 69 and 70 of October 26, 2007.

All other characteristics of the shares as well as the modality for placement shall be determined in the subscription and placement ruling approved by the issuer's competent corporate body, in the notice of the book-building offer, in the supplementary public offer notice, in the information prospectus, and in any other document upon which this authorization is based.

The issuer shall deliver to this Superintendency a copy of the publication of the notice of the book-building offer and of the supplementary public offer notice within five (5) days following the publication thereof.

Prior to the publication of the notice of the book-building offer, the issuer shall file with the Colombian Financial Superintendency three (3) counterparts of the preliminary information prospectus.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Upon publication of the supplementary notice formalizing the offer, the issuer shall deliver to this Superintendency and to the respective negotiation system, the definitive information prospectus, together with the price and number of securities offered.

As to the number and means of delivery of the prospectus to the Colombian Stock Exchange, the issuer shall pay attention to every indication of the Exchange to allow investors access to the prospectus.

ARTICLE TWO: According to Article 1.2.6.1 of Resolution 400 of 1995 issued by the Securities Superintendency (today, the Colombian Financial Superintendency), while the offer is in effect and during one month after its expiration, during the first ten (10) days of each month, the issuer shall deliver to the Colombian Financial Superintendency a list of subscribers and their full names stating whether the subscriber was already a shareholder of the corporation, the number of shares subscribed by each of them, the unit value of the shares purchased and their total value. [1]

Also, within ten (10) days after the expiration of the offer, the issuer shall deliver to the Colombian Financial Superintendency a chart summarizing the following information:

---

[1] External Circular Letter No. 10 of 2001. Available at www.superfinanciera.gov.co/boletin/c200101.htm

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

1. Total number of former shareholders who subscribed shares under the offer being authorized hereby broken down by groups, total number of shares subscribed by them and their total value;

2. Number of third parties who subscribed shares under the offer being authorized hereby broken down by groups, the total number of shares subscribed by them and their total value;

2.1. Individuals

2.2. Credit institutions (banks, finance corporations, savings and loan associations, commercial financing institutions);

2.3. Financial services companies (trust companies and warehouses);

2.4. Savings companies;

2.5. Insurers and insurance and reinsurance Intermediaries;

2.6. Administrators of pension and severance pay funds;

2.7. Mutual investment funds;

2.8. Mutual funds;

2.9. Securities funds;

2.10. Other legal persons.

3 Total number of shareholders and the corporation's total subscribed capital at the time of finalizing the offer, and

4 Information regarding placement mechanisms and agents with a breakdown of the amounts placed directly by the issuer and by each of the intermediaries used.

ARTICLE THREE: The fees for the public offer shall be those resulting from application of Articles 9 and 10 of Resolution 1245 of 2006 of the Colombian Financial Superintendency.

ARTICLE FOUR: Payment of fees of the public offer shall be made through bank deposit to Bancolombia Account No. 030-245528-93 under the name of SUPERFINANCIERA – FONDO CONTRIBUCIONES, Bogotá Branch.

The deposit shall be made within five (5) days after the publication of the supplementary notice that formalizes the public offer.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Moneys not paid within the terms established herein shall accrue default interest at the same rate applicable to income tax and surtaxes (third paragraph of Article 8 of Law 961 of 2005).

A photocopy of the deposit stub shall be sent to the Administrative and Financial Deputy Direction of the Colombian Financial Superintendency within five (5) business days following the date of the deposit. Default in payment shall give rise to enforced collection proceedings by the Deputy Direction of Judicial Representation and Jurisdictional Functions.

ARTICLE FIVE: This Resolution can be appealed with the Delegate Superintendent for Issuers, Investment Portfolios and Other Agents, within five (5) business days following its service.

BE SERVED AND COMPLIED WITH

Given in Bogotá on November 15, 2007

Delegate Superintendent for Issuers, Investment Portfolios and Other Agents

JEANNETTE FORIGUA ROJAS

NOTIFY: Mr.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Cesar Augusto Ramirez Rojas

Legal Representative

ISA S.A. E.S.P.

Calle 12 Sur No. 18-168

Telephone: 325 22 70

Medellín

Department 141000

Cesar Javier Rodriguez

Patricia Ovalle 7/5

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in nine pages of Resolution 2019 of 2007 issued by the Colombian Financial Superintendency.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, March 14, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

NEW PUBLIC OFFER OF COMMON SHARES OF ISA

November 16, 2007

Starting this Friday November 16 and until Thursday December 6, ISA will conduct a new public offer of registered, freely negotiable common shares for the general public including pension and severance pays funds.

· The Company innovates by using the book building mechanism.

· Colombians can present their bids until December 6.

The projected number of shares to be offered is fifty-three million forty-six thousand four hundred and thirty-nine (53,046,439) common shares. This number can be increased up to an additional twenty-five percent (25%), or decreased without any limitation.

The shares are registered with the Colombian Stock Exchange's National Registry of Securities and Issuers; the public offer has been authorized by the Colombian Financial Superintendency.

The price of each common share will be determined by the Company's Board of Directors through the book building process in which investors propose both the price and the amount they are willing to buy.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Funds obtained will be used to finance ISA's investment plan and to optimize its capital structure.

This new operation ratifies ISA's leadership in the stock market, after being the first public utilities company to democratize its ownership in 2000. Since then, its shares have appreciated by 713%, retaining return, high market capitalization and liquidity. Additionally, ISA's shares are deposited in the United States through Level I ADRs, which are traded OTC.

The Book

The book is a tool used to determine, based on investors demand, the price of the share and the number of common shares to be issued.

The procedure consists of two stages: the building of the book and the allotment and distribution of the shares.

Investors interested in acquiring common shares shall submit their bids to the lead underwriters or to the brokers engaged by them, either by phone or in writing, between 8:00 a.m. and 4:00 p.m. during each of the fifteen business days when the book remains open.

During this period, the bids placed can be withdrawn, revised or added; however, once the book has been closed the bids become binding, irrevocable and unconditional.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

No bids will be taken before the date and time of opening of the book or after its closing.

Lead Underwriters

The Book will be built and administered by Todo1 Colombia S.A. The lead underwriters will be Corficolombiana S.A., Casa de Bolsa Corficolombiana S.A. and INTERBOLSA S.A., together with the brokers engaged by them exclusively for expanding coverage to individuals and other legal entities different from financial institutions under the control of the Colombian Financial Superintendency.

Once the book is built, ISA's Board of Directors will decide whether it will carry on with the process or not. If it decides positively, it will determine the price and amount of common shares to be issued, and on the next business day, it will publish a notice with all the relevant information thus initiating the shares allotment and distribution process.

Bids recorded on the book at a price below the subscription price published in the notice shall be rejected; those with prices equal or above the published price will be automatically taken as irrevocable purchase orders.

Investors shall purchase a minimum of five hundred shares each and shall pay in cash to the underwriter the total amount corresponding to the allotted shares.

Shares subscribed and paid under this issue shall have the same dividend rights as shares currently outstanding.

Brokers taking part in the process

Acciones de Colombia S.A. Comisionista de Bolsa, Acciones y Valores S.A. Comisionista de Bolsa, Afin S.A., Alianza Valores S.A., Asesores en Valores S.A., Asesorías e Inversiones S.A., Asvalores S.A., BBVA Valores Colombia S.A., Bolsa y Renta S. A., Citivalores S.A., Corredores Asociados S.A. Comisionista de Bolsa, Correval S. A. Comisionista de Bolsa, Gesvalores S.A., Global Securities S.A., Helm Securities S.A., Nacional de Valores S.A. Comisionista de Bolsas, Proyectar Valores S.A., Ramón H. Villa S. A., Serfinco S.A., Servibolsa S.A., Standford Bolsa y Banca S. A., Ultrabursatiles S.A., Valores Bancolombia S.A. Comisionista de Bolsa, Valores Bogotá S.A. Comisionista de Bolsa, Valores de Occidente S.A. Sociedad Comisionista de Bolsa, Valores del Popular S.A. Comisionista de Bolsa and Visión de Valores S.A.

For further information regarding the sale of ISA's shares please call toll free to 01 8000 11 5000 or log on to the Webpage built by the Company especially for this process at www.isa.com.co.

INVESTING MORE IN LIFE

ISA, ENERGY AND TELECOMMUNICATIONS

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in five pages regarding ISA's public offer.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, March 14, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Other Relevant Information No. 3-23/11/2007 Pre-agreed operations

Valores Bancolombia

Stockbrokers

018343

Medellín, November 20th, 2007

Ms.

Luz Stella Diaz Silva

Director of Securities Market Access

Colombian Financial Superintendence

Calle 7ª # 4-49

Bogota D.C.

Sticker:

	Colombian Financial Superintendency	Barcode:	2007070010-000-000
Procedure:	190 TRANSFER AUTHORIZATION	Date: 21/11/2007	02:52 PM
Doc. Type:	50- REQUEST PRESENTATION	Attachments: YES	Pages: 00004
Applies to	0000-000000-BLANK	Entry Sec. Dia:	0216
Sender	0085-000022-VALORES BANCOLOMBIA S.		
Addressee:	141000-MARKET ACCESS DIRECTION		
Telephone:	594 02 00		

Subject: 0085-000022 Valores Bancolombia S. A.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

202	Transfer of Shares
50	Request / Presentation
	With Attachments

Dear Ms. Luz Stella:

Pursuant to the provisions of article three of resolution 157 of March 15th 2002 of the Securities Commission, adding to Resolution 1200 of 1995 a Fourth Part, "Of the sound uses and practices of the securities market", we hereby inform that an operation by the same beneficial owner will be carried out, according to the provisions of Article 1.2.1.3 of Resolution 400 of 1995; consequently, it is hereby disclosed to the Colombian Financial Superintendence in compliance with the provisions of the second paragraph of article 4.1.1.1 of the resolution mentioned.

TYPE OF INTENDED OPERATION: Transfer of shares

SHARES TO BE TRADED: 327 shares of ISA and 233 shares of Suramericana de Inversiones.

SELLER: Mr. Luis Alejandro Betancur Gonzalez identified with Colombian Citizenship ID No. 71312044.

PURCHASER: Ms. Marcela Betancur Gonzalez identified with Colombian Citizenship ID No. 43270907.

BASE PRICE: Initial sale price of shares shall be that of market.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

This operation will be carried out among persons making up a single beneficial owner, because the seller is the purchasers' brother, as attested by the birth certificate of the purchaser attached hereto.

We will gladly provide any additional information you may require.

Cordially,

Lia Beatriz Munera Aristizabal

Legal Representative

Attachment

Customer service: 01 800 051 3090. www. valoresbancolombia.com

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of a letter sent to the Colombian Financial Superintendency by Valores Bancolombia.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, March 14, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED

2008 APR 16 A 11:45

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REPORT SUBMITTED TO THE COLOMBIAN SECURITIES COMMISSION WITHOUT ATTACHMENT

RECEIVED

2008 APR 16 A 11: 06

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ISA'S CLARIFICATION TO THE MARKET

Anyone interested in the Public Offer of common shares of INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. to be conducted through book building shall submit their bids, indicating the number of shares they are willing to buy and bidding a price, either by phone or in writing, between 8:00 a.m. and 4:00 p.m. during each day the book is open, starting November 16 until December 6, 2007, as established by the Public Offer Notice of November 16 of 2007. The details of the telephone call and the written communication will be recorded by the underwriters' communication systems, as will the date and time of the bid.

Accordingly, form processing is not necessary when submitting orders; this without limitation upon any documents that shall be filled out as required by underwriters to register their customers.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of ISA's clarification to the market.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, March 14, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Other Relevant Information No. 6-29/11/2007 Merger

INTERNEXA ABSORBS FLYCOM

On December 1st, in compliance with the decisions of the Special Shareholders' Meetings of both companies held on October 11 of this year, INTERNEXA S.A. E.S.P. will absorb FLYCOM COMUNICACIONES S.A. E.S.P. The process was formalized today with the signature of the public deed.

INTERNEXA, a company that provides long distance, value added, Internet, mobile communications and cable television services to large companies through the most reliable and largest available capacity telecommunications transport network in the country, assumes the rights and obligations of the absorbed corporation.

With this merger Grupo ISA advances the materialization of its business strategy aimed at attaining leadership and recognition as the largest energy and data transporter in Latin America.

Medellín, November 29, 2007

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding ISA's absorption of Flycom Comunicaciones.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, March 14, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

The Board of Directors of Interconexión Eléctrica S.A. E.S.P. authorized the management to establish a new affiliate in Peru. The new affiliate will be called "Proyectos de Infraestructura del Perú S.A." and will be organized as a close corporation.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of an attachment regarding ISA's new affiliate.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, March 14, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

REPORT SUBMITTED TO THE COLOMBIAN SECURITIES COMMISSION WITHOUT ATTACHMENT

ISA'S SHARES OVER DEMANDED

Total 178 million shares were demanded by investors at close of public offer carried out by ISA between November 16 and December 6.

According to bid records, once the book was closed yesterday at 4:00 p. m., demand equaled three times the amount of fifty-three million forty-six thousand four hundred and thirty-nine (53,046,439) common shares initially estimated by the Company, a number that could be increased up to an additional twenty-five percent (25%), or decreased without any limitation.

The price of each common share will be determined today by the Company's Board of Directors through the book building process under which investors proposed both the price and the amount they were willing to buy.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding over demand of ISA's public offer.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, March 14, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED

2008 APR 16 A 11: 26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ATTACHMENT

In special meeting No. 629 of December 7, 2007, ISA's Board of Directors decided to formalize the public offer of common shares defining its size at 56,394,211 common shares at a subscription price of COL$7,076 per share.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of an attachment regarding ISA's public offer.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, March 14, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Successful placement of ISA's shares

- *The Company will sell 56 million shares*
- *The Board of Directors defined a subscription price of COL$7,076 per share*
- *The shares were over-demanded*

In special meeting held today ISA's Board of Directors formalized the public offer of common shares defining its size at 56,394,211 common shares and a subscription price of COL$7,076 per share.

According to bid records demand at 178 million shares equaled three times the amount of fifty-three million forty-six thousand four hundred and thirty-nine (53,046,439) common shares initially estimated by the Company.

Since it was possible to increase the initial figure up to an additional twenty-five percent (25%), it was actually increased to fifty-six million three hundred and ninety-four thousand two hundred and eleven (56,394,211) shares.

The offer was conducted through the innovative method called "Book Building" under which investors bid the price and amount they were willing to buy.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

The shares are registered with the Colombian Stock Exchange's National Registry of Securities and Issuers and the public offer was authorized by the Colombian Financial Superintendency in Resolution 2019 of November 15, 2007.

Funds obtained along this successful process will be used to finance ISA's investment plan and to optimize its capital structure.

What is next?

Today ISA will conclude the share allotment process and will inform underwriters the bids recorded for each of them. After the publication of the supplementary public offer notice (Monday, December 10), underwriters shall inform investors the number of shares allotted to each of them.

Not later than the third business day following the publication of the notice, investors shall pay to the underwriter in cash, in Colombian pesos, the total amount corresponding to the number of shares allotted.

With this process, ISA ratifies its leadership in the stock market, after being the first public utilities company to democratize its ownership in 2000. Since

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

then, its shares have appreciated by 713%, retaining return, high market capitalization and liquidity. Additionally, ISA's shares are deposited in the United States through Level I ADRs, which are traded OTC.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages regarding successful placement of ISA's shares.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, March 14, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ULTRABURSATILES S.A.

STOCKBROKERS

CTR-0160-2007

Sticker:

Colombian Financial Superintendency barcode: 2007072966-000-000

Procedure: 190 – TRANSFER Date: 05/12/2007 12:54 PM

AUTHORIZATION

Document Type: 50-PRESENTATION Attachments: NO Pages: 00001

REQUEST

Applies to: 0000-000000-BLANK Entry Sec. Day: 0108

Sender: 0085-000062 – ULTRABURSATILES S.A.C

Addressee Dept: 141000 – Market Access Office

Telephone: 594 02 00

Bogotá, December 04, 2007

COLOMBIAN FINANCIAL SUPERINTENDENCY

Att. Ms. Luz Stella Diaz de Vega

Securities Market Access Direction

Bogotá, D

Reference: Excluded operations

Entity's Code: 8562

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Dear Ms. Luz Stella

Pursuant to the provisions of article 2 of Decree 1802 of May 23, 2007, following is the list of pre-agreed operations for change of beneficial owner for your approval:

BROKER	QUOTE		INFORMATION SUBJECT	SPECIES	AMOUNT	PRICE	CUSTOMER'S ID	CUSTOMER'S NAME
	P	S						
ULTRABURSATILES S.A.		X	BENEFICIARY	INVERARGOS	10,000.00	MARKET	79486486	GERMAN OSPINA
ULTRABURSATILES S.A.	X		BENEFICIARY	INVERARGOS	10,000.00	MARKET	79351853	CARLOS OSPINA
ULTRABURSATILES S.A.		X	BENEFICIARY	TABLEMAC	17,500,000.00	MARKET	79486486	GERMAN OSPINA
ULTRABURSATILES S.A.	X		BENEFICIARY	TABLEMAC	17,500,000.00	MARKET	79351853	CARLOS OSPINA
ULTRABURSATILES S.A.		X	BENEFICIARY	ISA	7,500.00	MARKET	79486486	GERMAN OSPINA
ULTRABURSATILES S.A.	X		BENEFICIARY	ISA	7,500.00	MARKET	20287755	MARIA RUEDA
ULTRABURSATILES S.A.		X	BENEFICIARY	CEMARGOS	25,000.00	MARKET	79486486	GERMAN OSPINA
ULTRABURSATILES S.A.	X		BENEFICIARY	CEMARGOS	25,000.00	MARKET	79351853	CARLOS OSPINA
ULTRABURSATILES S.A.		X	BENEFICIARY	SURAMINV	21.400.00	MARKET	79486486	GERMAN OSPINA
ULTRABURSATILES S.A.	X		BENEFICIARY	SURAMINV	21,400.00	MARKET	20287755	MARIA RUEDA

Additionally, I would like to inform you that we missed reporting the transaction carried out on November 23, 2007 (Colombian Stock Exchange consecutive record No. 16110701) which I list below, because we supposed the Exchange will take care of this procedure with your entity.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

BROKER	QUOTE		INFORMATION SUBJECT	DATE OF TRANSACTION	SPECIES	AMOUNT	PRICE	CUSTOMER'S ID	CUSTOMER'S NAME
	P	S							
ULTRABURSATILES S.A.		X	BENEFICIAL OWNER	23/11/2007	INVERARGOS	10,000.00	MARKET	79486486	GERMAN OSPINA
ULTRABURSATILES S.A.	X		BENEFICIAL OWNER	23/11/2007	INVERARGOS	10,000.00	MARKET	79351853	CARLOS OSPINA

Yours truly,

(signed)

FERNANDO MAURICIO LEON BENAVIDES

Legal Representative

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of a letter addressed by ULTRABURSATILES S.A. to the Colombian Financial Superintendency.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, March 14, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Valores Bancolombia **018343**

Stockbrokers

Medellín, December 25th, 2007

Ms.

Luz Stella Diaz Silva

Director of Securities Market Access

Colombian Financial Superintendence

Calle 7a # 4-49

Bogota D.C.

Sticker:

	Colombian Financial Superintendency	Barcode:	2007073569-000-000
Procedure:	190 TRANSFER AUTHORIZATION	Date: 07/12/2007	03:36 PM
Doc. Type:	50- REQUEST PRESENTATION	Attachments: YES	Pages: 00005
Applies to	0000-000000-BLANK	Entry Sec. Dia:	0222
Sender	0085-000022-VALORES BANCOLOMBIA S.		
Addressee:	141000-Market Access Direction		
Telephone:	594 02 00		

Subject: 0085-000022 Valores Bancolombia S. A.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

202	Transfer of Shares
50	Request / Presentation
	With Attachments

Dear Ms. Luz Stella:

Pursuant to the provisions of article three of resolution 157 of March 15th 2002 of the Securities Commission, adding to Resolution 1200 of 1995 a Fourth Part "Of the sound uses and practices of the securities market", we hereby inform that an operation by the same beneficial owner will be carried out, according to the provisions of Article 1.2.1.3 of Resolution 400 of 1995; consequently, it is hereby disclosed to the Colombian Financial Superintendence in compliance with the provisions of the second paragraph of article 4.1.1.1 of the resolution mentioned.

TYPE OF INTENDED OPERATION: Transfer of shares

SHARES TO BE TRADED: 491 shares of ISA, 570 shares of ISAGEN and 450 shares of Suramericana.

SELLER: Mr. David Gonzalez Betancur identified with Colombian Citizenship ID No. 1035854355.

PURCHASER: Mr. Camilo Gonzalez Betancur identified with Colombian Citizenship ID 1037578908.

BASE PRICE: Initial sale price of shares shall be that of market.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

This operation will be carried out among persons making up a single beneficial owner, because the seller is the purchasers' brother, as attested by their respective birth certificates attached hereto.

We will gladly provide any additional information you may require.

Cordially,

Gloria Alina Monsalve Martinez

Legal Representative

Attachment

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of a letter sent to the Colombian Financial Superintendency by Valores Bancolombia.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, March 14, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED
2008 APR 16 A 11: 15
.FICE OF INTERNATIONAL
CORPORATE FINANCE

REPORT SUBMITTED TO THE COLOMBIAN SECURITIES COMMISSION WITHOUT ATTACHMENT

REPORT SUBMITTED TO THE COLOMBIAN SECURITIES COMMISSION WITHOUT ATTACHMENT

ISA

Press Release

ISA PURCHASES THE BETANIA SUBSTATION

With the acquisition of the Betania Substation ISA continues to strengthen its presence in Colombia. The substation is located at the Betania Hydroelectric Generation Plant in the municipality of Yaguará, Huila Province.

The assets purchased by ISA to PESA S.A., a corporation 100% controlled by Corficolombiana S.A, are worth about $38,000 million and include 230kV and 115kV equipment that connects the substation to the National Interconnected System through the 230kV lines Betania-Mirolindo (Ibagué) and Betania-San Bernardino (Popayán), and the 115kV lines Betania-Neiva 1, Betania-Neiva 2 and Betania-Altamira. Additionally, the purchase included two 115kV transforming groups.

This new acquisition will earn ISA regulated revenues from its participation in the National Transmission System-STN and other revenues from private connection contracts with Electrificadora del Huila.

The substation was commissioned in 1987 upon the start of operations of the Betania Hydroelectric Plant. It will be received by ISA starting January 2008 for which purpose a work plan has been scheduled for delivery of assets and assignment of contracts.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Medellín, Wednesday, December 26, 2007

GABRIEL R. GALLÓN MEDINA

Corporate Image Director

ggallon@isa.com.co

www.isa.com.co

Telephone (4) 315 73 07/09

Mobile: (311) 635 15 94

Grupo ISA was born in Colombia and conducts activities in the electric power and telecommunications sectors. It is the largest international energy carrier in Latin America and is present in Bolivia, Brazil, Colombia, Ecuador and Peru.

Investing more in Life. ISA, Power (Energy) and Telecommunications

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of a Press Release.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, March 14, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

ISA informs the market that upon the placement and subscription of 56,394,211 common shares authorized by the Board of Directors on December 7, 2007, the Company's new subscribed and paid-in capital amounts to $ 35,861,074.65 represented in 1,093,481,496 shares.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of an attachment regarding ISA's subscribed and paid-in capital.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, March 14, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED
2008 APR 16 A 11: 16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ISA PURCHASES A PERUVIAN CORPORATION

ISA acquired nine hundred ninety-nine shares of the one thousand shares that make up the capital stock of Sociedad Proyectos de Infraestructura de Perú S.A.C. domiciled in Lima (Perú). Each share purchased has a par value of one sol (S/1.00). The new affiliate has as its purpose the conduction of all kinds of activities related to the construction of transmission lines and electricity projects and in general any activity in the construction sector.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of an attachment regarding the acquisition of a new affiliate.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, March 14, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA'S SHAREHOLDERS HAVE RECEIVED THEIR FOURTH DIVIDEND PAYMENT

This Friday, January 18, 2008, ISA's shareholders received their last dividend payment, as declared by the Shareholders' Meeting held on March 30, 2007 where a dividend of $128 per share was approved to be paid in four quarterly installments of $32 each.

The Company would like to remind shareholders that dividends will be paid this Friday 18 to any shareholder appearing as holder of shares on January 2, 2008, that is, before the ex-dividend period. For the current case, the ex-dividend period started on January 3 and ended on January 18 of 2008.

ISA pays dividends to its shareholders

SHAREHOLDER	NUMBER OF SHARES	% PARTICIPATION	PAYMENT JANUARY 18, 2008
The State	569,472,561	52.94%	18,223,121,952
EPM	109,350,775	10.17%	3,499,224,800
EEB	58,925,480	5.48%	1,885,615,360
ECOPETROL	18,448,050	1.72%	590,337,600
Other shareholders	319,464,508	29.70%	10,222,864,256
TOTAL	**1,075,661,374**	**100.00%**	**34,421,163,968**

(millions of pesos)

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Since uncollected dividends do not earn any return or interest, ISA invites its shareholders to collect their dividends timely.

For further information, shareholders may visit www.isa.com.co or call the toll-free line 01 8000 11 5000. Additionally, shareholders in Medellin may ask for additional information at telephone 360 24 72.

INVESTING MORE IN LIFE

ISA – ENERGY AND TELECOMMUNICATIONS

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages regarding dividend payment by ISA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, March 14, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

In meeting No. 661 held on January 25, 2008, ISA's Board of Directors authorized the sale of 2,739 shares of the Company to the Director of Project Execution. The authorization was based on the consideration that the operation abides by the Law and by Decision 60 of December 20, 2006 of this corporate body.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of an attachment regarding an authorization to sell shares of ISA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, March 14, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA

0020-42

Ms.

JEANNETTE FORIGUA ROJAS

Delegate Superintendent for Issuers, Investment Portfolios and other agents

COLOMBIAN FINANCIAL SUPERINTENDENCY

Calle 7 No. 4-49

Fax (1) 427 0759

Bogotá, D.C.

QUOTE 000683-1 ISA

MEDELLÍN, JAN 28 2008 03:53 PM

SOURCE: 0020 VIA : 4,2

REFERENCE: 260 034 Interconexión Eléctrica S.A. E.S.P.
Compliance with Resolution 116 of 2002

Dear Ms. Jeannette:

Interconexión Eléctrica S. A. E. S. P. -ISA- will summon shareholders to a Stockholders' Meeting to be held in Medellín on March 31 of 2007. To comply with the requirements of Resolution 116 of 2002 issued by your Superintendency, we hereby inform you the mechanisms and measures to be put into effect:

1. The notice of the Stockholders' Meeting will be published in El Tiempo and El Colombiano daily newspapers at least 15 business days prior to the meeting. A second notice reminding shareholders of the meeting will also be published. Both notices will include the information related to proxies and representation included in Resolution 116 of 2002.

2. The prohibition to represent another shareholder in the Meeting will be made known to ISA's employees and contractors, attaching for further information, a copy of Resolution 116 of 2002.

3. The Secretary General will appoint a commission of lawyers to verify the certificates of incumbency and representation and the proxies granted by individuals and legal persons. This commission will be directly controlled by the Secretary General and will strictly comply with the following regulations: Article 184 of the Code of Commerce, ISA's Articles of Incorporation, and Resolution 116 of 2002.

4. Representatives of the Chamber of Commerce of Medellín for Antioquia will attend the meeting to issue the certificates of incumbency and representation required. Representatives of FIDUCOLOMBIA will also attend the meeting to register shareholders. Although the meeting is

summoned for 9:00 a. m., registration of shareholders will start as of 7:00 a. m. to expedite registration and verification of proxies.

5. The software used by FIDUCOLOMBIA shall include a complete database of shareholders and the complete list of ISA's employees and contractors so that it automatically rejects, from the very moment of registration, proxies granted to ISA's employees and contractors.

6. There will be a fax machine at the meeting's place available to those willing to send proxies, thus expediting and guaranteeing their participation.

7. At ISA's premises the office of Shareholders Management and Relations with the support of the Secretary General provides help to shareholders concerning their requests and inquiries with regard to their granting of proxies.

The toll-free number 018000115000 is also available to answer the inquiries of shareholders.

The office of the General Manager will verify that every mechanism and measure stated above is complied with.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Juan David Bastidas, ISA's Secretary General will gladly provide any additional information your office may require – Telephone (4) 3157111

Best regards,
(signed)
ORLANDO CABRALES MARTINEZ
President of the Board of Directors

We invest more in life – ISA, Energy and Telecommunications

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in four pages of communication 000683-1 addressed by ISA to the Colombian Financial Superintendency.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, March 14, 2008.

A LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA

0020-42

Ms.

JEANNETTE FORIGUA ROJAS

Delegate Superintendent for Issuers, Investment Portfolios and other agents

COLOMBIAN FINANCIAL SUPERINTENDENCY

Calle 7 No. 4-49

Fax (1) 427 0759

Bogotá, D.C.

QUOTE 000683-1 ISA

MEDELLÍN, JAN 28 2008 03:53 PM

SOURCE: 0020 VIA : 4,2

REFERENCE: 260 034 Interconexión Eléctrica S.A. E.S.P.
Compliance with Resolution 116 of 2002

Dear Ms. Jeannette:

Interconexión Eléctrica S. A. E. S. P. -ISA- will summon shareholders to a Stockholders' Meeting to be held in Medellín on March 31 of 2008. To comply with the requirements of Resolution 116 of 2002 issued by your Superintendency, we hereby inform you the mechanisms and measures to be put into effect:

1. The notice of the Stockholders' Meeting will be published in El Tiempo and El Colombiano daily newspapers at least 15 business days prior to the meeting. A second notice reminding shareholders of the meeting will also be published. Both notices will include the information related to proxies and representation included in Resolution 116 of 2002.

2. The prohibition to represent another shareholder in the Meeting will be made known to ISA's employees and contractors, attaching for further information, a copy of Resolution 116 of 2002.

3. The Secretary General will appoint a commission of lawyers to verify the certificates of incumbency and representation and the proxies granted by individuals and legal persons. This commission will be directly controlled by the Secretary General and will strictly comply with the following regulations: Article 184 of the Code of Commerce, ISA's Articles of Incorporation, and Resolution 116 of 2002.

4. Representatives of the Chamber of Commerce of Medellín for Antioquia will attend the meeting to issue the certificates of incumbency and representation required. Representatives of FIDUCOLOMBIA will also attend the meeting to register shareholders. Although the meeting is

summoned for 9:00 a. m., registration of shareholders will start as of 7:00 a. m. to expedite registration and verification of proxies.

5. The software used by FIDUCOLOMBIA shall include a complete database of shareholders and the complete list of ISA's employees and contractors so that it automatically rejects, from the very moment of registration, proxies granted to ISA's employees and contractors.

6. There will be a fax machine at the meeting's place available to those willing to send proxies, thus expediting and guaranteeing their participation.

7. At ISA's premises the office of Shareholders Management and Relations with the support of the Secretary General provides help to shareholders concerning their requests and inquiries with regard to their granting of proxies.

The toll-free number 018000115000 is also available to answer the inquiries of shareholders.

The office of the General Manager will verify that every mechanism and measure stated above is complied with.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Juan David Bastidas, ISA's Secretary General will gladly provide any additional information your office may require – Telephone (4) 3157111

Best regards,
(signed)
ORLANDO CABRALES MARTINEZ
President of the Board of Directors

We invest more in life – ISA, Energy and Telecommunications

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in four pages of communication 000683-1 addressed by ISA to the Colombian Financial Superintendency.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, March 14, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Grupo ISA's companies, ISA CAPITAL DO BRASIL, ISA PARTICIPACOES DO BRASIL and CTEEP, in compliance with instruction 319 of the Comissão de Valores Mobiliários (CVM) of Brazil herby inform the market about the terms of the corporate restructuring they intend to carry out in order to improve CTEEP's cash flow by availing of the fiscal benefit originated by the goodwill existing at ISA PARTICIPACOES. See attachment with communication published in Brazil.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation of the introduction to an attachment in Portuguese related to the restructuring of ISA's affiliates in Brazil.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, March 14, 2008.

(Portuguese text follows)

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ANEXO

Fato Relevante

As administrações da ISA Capital do Brasil S.A. ("ISA Brasil"), ISA Participações do Brasil Ltda. ("ISA Participações") e CTEEP - Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP"), vêm a público, na forma e para os fins das Instruções CVM 319 e suas alterações posteriores, informar as justificativas e condições da reestruturação societária que se

ISA Capital do Brasil S.A.
CNPJ nº 08.075.006/0001-30

ISA Participações do Brasil Ltda.
CNPJ nº 08.989.507/0001-21

CTEEP – Companhia de Transmissão de Energia Elétrica Paulista
Companhia Aberta
CNPJ nº 02.998.611/0001-04

implementará, conforme a seguir descrito:

Dos fins da reestruturação:

As administrações das companhias envolvidas entendem que a presente reestruturação societária permitirá a melhoria das condições de capitalização e do fluxo de caixa da CTEEP, através do aproveitamento do benefício fiscal gerado através da amortização do ágio existente na ISA Participações.

Da reestruturação:

A ISA Participações será extinta por incorporação. Uma vez aprovada a incorporação, as quotas da ISA Participações serão canceladas, e, em contrapartida, ISA Brasil receberá ações ordinárias da CTEEP, na mesma quantidade e espécie das ações anteriormente detidas pela ISA Participações na CTEEP.

O acervo líquido a ser incorporado é formado por 55.924.465 (cinqüenta e cinco milhões, novecentas e vinte e quatro mil, quatrocentas e sessenta e cinco) ações ordinárias da CTEEP, pelo ágio pago quando da aquisição dessas ações e pela provisão determinada pelo art. 6º, §1º da Instrução CVM 319. O acervo líquido a ser incorporado, com base em seu valor contábil na data-base de 11.02.2008, é de aproximadamente R$ 1.674 milhões.

A incorporação do acervo da ISA Participações não acarretará o aumento de capital da CTEEP. O ágio e respectiva provisão serão registrados em conta de ativo diferido. Em contrapartida, o valor líquido (ágio menos provisão) será registrado em conta de reserva especial de ágio, constante do patrimônio líquido da CTEEP.

Nos termos do art. 7º da IN CVM 319, o protocolo de incorporação estabelecerá o direito da ISA Brasil a receber novas ações ordinárias da CTEEP, observando-se, sempre, o direito de preferência dos demais acionistas. As novas ações serão pagas mediante a capitalização de

parcelas da reserva especial de ágio, ao final de cada ano, na medida em que a CTEEP aufira o benefício fiscal correspondente da amortização do ativo diferido (ágio).

Informações adicionais:

Atos Precedentes: A presente reestruturação foi precedida da transferência das ações e do ágio detidos pela ISA Brasil na CTEEP para a ISA Participações.

Aprovação Prévia: A presente reestruturação foi aprovada pela ANEEL, nos termos da Resolução Autorizativa 1.164/2007, bem como pelo Conselho de Administração da ISA Brasil e pelos Conselhos de Administração e Fiscal da CTEEP.

Aprovações Societárias: A operação de reestruturação ora proposta está sujeita à aprovação em assembléia extraordinária de acionistas da CTEEP, bem como pelo quotista da ISA Participações.

Benefícios: O ágio a ser vertido para a CTEEP está fundamentado com base em previsão dos resultados nos exercícios futuros e tem sua origem no processo de privatização da CTEEP, quando a ISA Brasil adquiriu do Estado de São Paulo as ações ordinárias do controle dessa companhia. Com base na legislação fiscal em vigor, observado o período remanescente global até o final do prazo de concessão, o montante do ágio a ser amortizado e o benefício fiscal a ser aproveitado na CTEEP são estimados em R$ 682 milhões e R$ 232 milhões, respectivamente.

Direitos, Votos e Dividendos: Não haverá alteração nos direitos de voto, recebimento de dividendos e direitos patrimoniais dos acionistas da CTEEP, comparativamente às vantagens políticas e patrimoniais das ações dos acionistas da CTEEP existentes antes da reorganização societária ora descrita.

Relação de Substituição e Laudos de Avaliação dos Patrimônios Líquidos a Preços de Mercado: Não aplicável. A presente reestruturação não envolve qualquer outro ativo ou passivo que não os mencionados acima; não prevê aumento ou redução de capital, bem como mantém as participações proporcionais de todos os acionistas, nem envolve qualquer acionista minoritário na incorporação da ISA Participações (vide Processos CVM RJ 2007-2920, 2007-3465, 2005/7838, 2005-7750, 2005-9849 e 2004-2040).

Direito de Recesso: A aprovação das deliberações relativas à incorporação não dará aos acionistas dissidentes o direito de recesso, nos termos do disposto no artigo 137 da Lei n° 6.404, de 15.12.1976.

Capital Social da CTEEP: O capital social subscrito e integralizado da CTEEP, antes e após a presente reestruturação, é de R$ 462.000.000,00 (quatrocentos e sessenta e dois milhões de reais), dividido em 149.285.034 (cento e quarenta e nove milhões, duzentas e oitenta e cinco mil e trinta e quatro) ações, sendo 62.558.662 (sessenta e dois milhões, quinhentas e cinqüenta e oito mil, seiscentas e sessenta e duas) ordinárias e 86.726.372 (oitenta e seis milhões, setecentas e vinte e seis mil, trezentas e setenta e duas) preferenciais, todas nominativas, escriturais e sem valor nominal.

Passivos: Nenhuma dívida ou obrigação será transferida para a CTEEP por força desta reestruturação. O único passivo é a provisão para manutenção da integridade do seu patrimônio líquido. Esta provisão tem por objetivo preservar o fluxo de dividendos dos acionistas não controladores da CTEEP, respeitando-se, assim, o disposto no artigo 16 da Instrução CVM 319.

Variações Patrimoniais: As variações patrimoniais ocorridas entre a data-base e a data da deliberação dos atos societários correspondentes serão refletidas nos livros de CTEEP, em conformidade com o acervo vertido.

Peritos: As empresas especializadas PricewaterhouseCoopers Auditores Independentes e Deloitte, Touche, Tohmatsu Consultores S/C Ltda. são responsáveis pelo laudo de avaliação contábil da ISA Participações e pelo laudo econômico da CTEEP a fim de suportar o ágio para fins fiscais, respectivamente. As empresas contratadas são empresas independentes em relação às sociedades objeto da reestruturação, de acordo com as normas de auditoria independente do Conselho Federal de Contabilidade. A contratação da PricewaterhouseCoopers Auditores Independentes está sujeita à ratificação pela assembléia geral de acionistas da CTEEP, bem como pelo quotista da ISA Participações.

Custos: O custo estimado da presente reestruturação, o qual será assumido pela ISA Brasil, é de R$ 660 mil e consiste, principalmente, em despesas relacionadas à prestação de serviços de consultoria financeira, contábil e jurídica.

Informações: Todas as informações utilizadas pelas companhias no planejamento, avaliação, promoção e execução da reestruturação societária serão disponibilizadas aos acionistas a partir desta data, pelo prazo de 15 (quinze) dias, na sede social da CTEEP, sita na Rua Casa do Ator, 1.155, 12° andar, Vila Olímpia, CEP 04546-004, Cidade de São Paulo, Estado de São Paulo, de segunda a sexta-feira das 09:00 às 12:00hs e das 14:00 às 17:00hs. O acesso aos documentos e informações será permitido aos acionistas da CTEEP que apresentarem extrato contendo a respectiva participação acionária, emitido com no máximo 02 (dois) dias de antecedência.

São Paulo, 12 de fevereiro de 2008.

ISA Capital do Brasil S.A.
Christian Restrepo Hernandez
Diretor Financeiro e de Relações com Investidores

CTEEP – Companhia de Transmissão de Energia Elétrica Paulista
Eduardo Feldmann Costa
Diretor Financeiro e de Relações com Investidores

ISA Participações do Brasil Ltda.
Manoel Carlos Visentin Coronado
Administrador


ISA Interconexión Eléctrica S.A. E.S.P.

Other Relevant Information No. 25-03/03/2008 Decisions of the Board of Directors

REGULAR SHAREHOLDERS' MEETING

MONDAY, MARCH 31, 2008

The general manager of ISA invites all shareholders to the REGULAR SHAREHOLDERS' MEETING to be held at the Intercontinental Hotel, Salon Antioquia, variante Las Palmas, calle 16 No. 28-51, Medellín, on Monday, March 31, 2008 at 9:00 a.m.

The following agenda will be considered at the REGULAR SHAREHOLDERS' MEETING:

Verification of Quorum

Approval of the agenda

1. Election of the Chairman of the Shareholders' Meeting.
2. Report of the Secretary of the Shareholders' Meeting regarding approval of minutes Nº 96 of March 30, 2007.
3. Election of the commission for approval of the minutes and scrutiny.
4. Address of the Minister of Mines and Energy of the Republic of Colombia, Mr. Hernán Martínez Torres.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

5. Address of the President of the Board of Directors and report of operations of the Board.

6. 2007 Annual Report presented by the Board of Directors and the Chief Executive Officer.

7. Report of the Board of Directors and ISA's CEO on fulfillment and development of the Corporate Governance Code.

8. Presentation and analysis of ISA's Financial Statements and Consolidated figures as of December 31, 2007.

9. Report of the Independent Auditor.

10. Approval of ISA's Financial Statements and Consolidated figures as of December 31, 2007.

11. Proposition to amend the Articles of Incorporation

    - Article 5: Corporate Purpose

    - Article 8: Capital Stock

    - Article 34: Duties of the Board of Directors

    - Article 37: Chief Executive Officer

    - Article 38: Legal Representative

12. Proposition for election of Independent Auditor and determination of fees.

13. Proposition for election of the Board of Directors.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

14. Proposition for appropriation and distribution of earnings of fiscal year 2007 to establish mandatory reserves and declare dividends.

15. Proposition to establish occasional reserve for reinforcement of equity.

16. Proposition to change destination of the following reserves: a) Occasional reserve established on March 22, 2001 for reacquisition of own shares; b) Occasional reserve established on March 30, 2007 for dividend payment to persons who subscribed and paid for shares issued on occasion of tender offer conducted in 2007; c) Mandatory reserve for tax purposes as provided in Article 130 of the Tax Law in operation since 2003. These reserves shall be used to increase the reserve for reinforcement of equity.

17. Issuance of Bonds

18. Miscellaneous.

Starting March 5, 2008, all documentation required by Law will be available to shareholders for the exercise of their right of inspection, at ISA's main offices, in Medellín, Antioquia, Calle 12 sur No. 18-168, Bloque 3, piso 2, Shareholders Service Office, from 8:00 a.m. to 12:00 m. and from 2:00 p.m. to 5:00 p.m.

Shareholders unable to attend the Meeting are requested to execute their proxies addressed to the General Manager of ISA including: name of proxy holder, date of the Meeting and powers granted. The date of the special proxy must be

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

subsequent to that of this notice and proxies cannot be granted to persons who are related to the Company's management nor to the Company's employees.

Stockholders' registration will take place on the day of the Meeting, starting at 7:00 a.m.

Shareholders are kindly requested to be on time for the Meeting.

LUIS FERNANDO ALARCÓN MANTILLA

General Manager

Medellín, March 2, 2008

Stockholders' Toll-free Number 01 8000 11 5000

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in four pages of the notice of convening to ISA's Stockholders' Meeting.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, March 14, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989


ISA Interconexión Eléctrica S.A. E.S.P.

REGULAR SHAREHOLDERS' MEETING

PROPOSITION No. 14

PROPOSITION OF THE BOARD OF DIRECTORS TO THE REGULAR SHAREHOLDERS' MEETING REGARDING APPROPRIATION AND DISTRIBUTION OF EARNINGS OF FISCAL 2007 TO ESTABLISH MANDATORY RESERVES AND DECLARE DIVIDENDS.

CONSIDERING:

1. That earnings distribution shall conform to the principles established in the Statement of the Nation as ISA's Controlling Shareholder, the corporation's articles of incorporation, and articles 155 and 454 of the Code of Commerce.
2. That the company's net income during fiscal 2007 totaled $226,021 million.
3. That the company's net taxable income amounts to $201,955 million, and dividends to declare stand at $150,593 million calculated as follows:

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

	Millions of pesos
Pre-tax income	272,915
Income tax provision	46,894
Net income	226,021
Mandatory Reserves:	
Legal reserve – Article 452 of the Code of Commerce	925
Mandatory reserve for tax purposes – Article 130 of Tax Law	23,141
Fiscal year's net taxable income	**201,955**
Dividend to declare (74.6%)	150,593
Available net taxable income	**51,362**

Mandatory Reserves:

Legal Reserve: according to Article 452 of the Code of Commerce, the legal reserve must amount to at least 50% of Subscribed Capital.

Mandatory reserve for tax purposes: According to Article 130 of the Tax Law, this reserve must be appropriated from net income.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

IT IS PROPOSED:

1. **To establish mandatory reserves in the amount of $24,066 million**, as follows: $925 million for legal reserve (Article 452 of the Code of Commerce), and $23,141 million for mandatory reserve for tax purposes (Article 130 of Tax Law).
2. **To declare dividends totaling $150,593 million** equivalent to 74.6% of net taxable income of year 2007. Dividend per share for 1,075,661,374 outstanding common shares will be $140, and corresponds to 9.38% increase on dividend per share paid in 2006. Payment will be made in four equal quarterly installments of $35 per share on April 16, July 16, and October 16 of 2008 and January 27 of 2009.

PROPOSITION No. 15

PROPOSITION TO ESTABLISH OCCASIONAL RESERVE FOR REINFORCEMENT OF EQUITY.

IT IS PROPOSED:

To partially change destination of $51,362 million from earnings to establish occasional reserve for reinforcement of equity, to support corporate growth strategy, so as to achieve MEGA.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

PROPOSITION No. 16

PROPOSITION TO CHANGE DESTINATION OF FOLLOWING RESERVES:

A. OCCASIONAL RESERVE FOR REPURCHASE OF SHARES ESTABLISHED ON MARCH 22 OF 2001;

B. RESERVE FOR PAYING DIVIDENDS TO PERSONS WHO SUBSCRIBED AND PAID SHARES ISSUED ON OCCASION OF TENDER OFFER CONDUCTED ON MARCH 30 OF 2007;

C. MANDATORY RESERVE FOR TAX PURPOSES AS PROVIDED IN ARTICLE 130 OF THE TAX LAW, IN OPERATION SINCE 2003.

THESE RESERVES WILL INCREASE RESERVE FOR REINFORCEMENT OF EQUITY

A. Occasional reserve for reacquisition of own shares, established by the Meeting of March 22 of 2001 with a life-time of five (5) years for reacquisition of own shares held by the Closed-end Fund created to provide liquidity to ISA shares in the amount of $8,500 million. Approved by the Meeting.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

B. Occasional reserve established by March 30 2007 Meeting for paying dividends to persons who subscribed and paid shares issued on occasion of tender offer conducted in 2007 totaling $8,487 million.

   Upon January 2008 payment of dividends in the amount of $1,804 million to shareholders who purchased shares in tender offer of December of 2007, remaining $6,683 is proposed to increase reserve for reinforcement of equity.

C. Mandatory reserve for tax purposes provided in Article 130 of Tax Law, amounting to $16,925-million. Such reserve is in operation since 2003 and can be released inasmuch as accounting depreciations exceed those requested yearly for fiscal purposes, or when assets generating the increased value deducted are sold.

Ex dividend dates according to proposition for earnings distribution to be considered at the Stockholders' Meeting of March 31 of 2008

In compliance with External Circular Letter No. 013 of 1998* issued by the Colombian Securities Commission, shareholders are hereby informed that should the proposition to appropriate and distribute 2007 fiscal earnings to establish mandatory reserves, declare dividends, establish occasional reserve and partially change destination of the following reserves be approved: a) occasional reserve for reacquisition of own shares established on March 22 of 2001; b) reserve for paying dividends to persons who subscribed and paid for shares on occasion of tender offer of 2007, established on March 30 of 2007; c).

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Mandatory reserve for tax purposes as provided in Article 130 of the Tax Law in operation since 2003. These reserves shall be used to increase the reserve for reinforcement of equity.

Dividends totaling $150,593 million will be paid at $140 per outstanding share. These dividends will be paid in four (4) equal quarterly installments, $35 per share, on April 16; July 16, and October 16 of 2008, and January 27 of 2009.

Ex–dividend dates are detailed below:

Dividend Payment Dates	**Ex-dividend dates (Initial Date – Ending Date)**	
April 16 of 2008	April 02 of 2008	April 16 of 2008
July 16 of 2008	July 02 of 2008	July 16 of 2008
October 16 of 2008	October 01 of 2008	October 16 of 2008
January 27 of 2009	January 13 of 2009	January 27 of 2009

* "1. Glossary of terms... f). "Ex-dividend date" shall mean the period of time during which any trading of shares conducted on a stock exchange does not entail the right to receive pending dividends". "(...)" "2. Title...However, considering the prudent time required by issuers to conduct adjustments and updates in their stock registries when paying

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

dividends, stock exchanges may, through their own unified rulings, adopt the ex-dividend date referred to in letter f) of number 1 of this external circular letter, stipulating for such effect, that any sale and purchase of shares made between the first dividend payment day and ten (10) stock exchange business days immediately preceding such date shall necessarily exclude any dividend, and that accordingly, any dividend pending payment during this period shall remain vested in the seller. ""(...)"

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in seven pages of the proposition for earnings distribution to be presented to the Shareholders' Meeting.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, May 14 of 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA'S NET INCOME AT YEAR-END 2007 TOTALED $226,002 MILLION

- *Results grew 50%*
- *Significant operational growth*

During 2007, Grupo ISA maintained its growing trend in results and a strengthened financial position with income at $226,021 million equivalent to 50% increase over the figure for the end of 2006 ($150,469 million).

These results are explained by the fact that along 2007's twelve months, figures included results obtained both at CTEEP and Consorcio TransMantaro, as well as by the positive impact from changes in regulations issued by the National General Accounting Office regarding exchange difference of investments in subordinate companies that starting in 2007 are recognized in equity as equity variation.

Operating income grew 280% from $338,564 to $1,286,304, a fact explained by a 40% increase in revenues and 9% drop in expenses.

The growth in operating income is mainly due to:

- Recognition of CTEEP's revenues during twelve months.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

- Exchange effect at CTEEP upon translation of its financial statements from Brazilian reais to Colombian pesos.
- New revenues from project commissioning at ISA, CTEEP, REP and TRANSELCA.

Drop in operating costs and expenses was due to the Group's efforts for optimization and savings, mainly at CTEEP, a company which in 2006 implemented and recognized in its financial statements the costs and expenses associated to the Voluntary Retirement Plan -PDV-.

A consequence of such revenues growth and costs and expenses optimization was a significant improvement in EBITDA and operating margins from 55% to 69% and from 17% to 46%, respectively.

Non-operating results exhibited favorable performance that is explained by: special revenues earned at CTEEP after negotiation with CETEMEQ for sale of land tracts to Eletropaulo; recovery of contingencies-related provisions; actuarial updating of pension liabilities; and updating of debt to take into account foreign exchange differences.

The increase in income tax provision is due to revenues earned in the negotiation with Eletropaulo and to lower fiscal benefits from purchase of productive assets.

The variation in the minority interest was the result of improved results of affiliates in which ISA does not hold total ownership.

Consolidated results

Millions of pesos	2007	2006	Variation %
Income Statement			
Revenues	2,821,675	2,016,322	39.9%
Costs and Expenses	(1,535,372)	(1,677,758)	-8.5%
EBITDA	1,954,514	1,113,138	75.6%
Operating Income	1,286,304	338,564	279.9%
Non-Operating Income	(21,346)	(167,614)	-87.3%
Income Tax Provision	(392,927)	(63,665)	517.2%
Minority Interest - Results	646,010	(43,184)	-1,595.9%
Net income	226,021	150,469	50.2%

Balance Sheet

Assets	13,887,489	12,861,199	8.0 %
Liabilities	7,075,678	6,133,782	15.4%
Equity	3,802,446	3,314,373	14.7%
Minority Interest – Balance Sheet	3,009,365	3,413,044	-11.8%

(Figures in millions of Colombian pesos)

Consolidated Balance Sheet

In 2007 the Group's total assets grew 8.0% with respect to 2006, a variation that is explained by ISA Capital capitalization to increase ownership in CTEEP, and by contributions to the Group's new corporations and investment in capital goods.

The above is part of the Group's strategy for growth and materialized through contracting of loans with multilateral banking and issuance of shares of ISA, thus strengthening equity structure.

ISA PARENT COMPANY

Results at ISA were highly affected by the behavior of macroeconomic

variables, the management's effort for greater optimization of costs and expenses and regulatory accounting changes.

Improvement of operating results was the result of better management of costs and expenses despite the behavior of macroeconomic variables that curtailed revenues' growth.

Non-operating results exhibit substantial improvement that is explained both by the results of subordinate companies and the exchange difference with respect to the Company's debt, given that starting in 2007, the exchange difference associated to investments in controlled companies is accounted for as equity variation.

As to income tax provision, its increase was due to the fact that in 2006 the Company enjoyed higher benefits from a special deduction associated to construction of productive assets, in particular the construction of the electric corridor between the country's central and the Atlantic coast regions (UPME 01 and UPME 02 of 2003).

The growth in assets along 2007 is explained by the Group's strategy to achieve increased participation in the Latin American market which demanded new investments in capital assets and participation in

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

corporations, both financed mainly through the issuance of common shares in the domestic market.

Medellín, March 3, 2008

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in six pages of a report on ISA's results for 2007.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, March 14, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

The Special Shareholders' Meetings of ISA Participacoes do Brasil Ltda. and CTEEP held on February 28, 2008, approved incorporation of ISA Participacoes do Brasil into CTEEP. After this corporate restructuring, CTEEP will enjoy better capitalization conditions and cash flows, through availing of the fiscal benefit resulting from amortization of goodwill at ISA Participacoes.

Thus concludes the project "Goodwill Availing", through which, Grupo ISA will obtain fiscal benefits of about 232 million reais during the 2008 – 2015 period.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding CTEEP's corporate restructuring.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, March 14, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resol. Min. Justicia 3157
Noviembre 20 de 1989

0020-2

Ms.
LUZ STELLA DIAZ SILVA
Market Access Direction
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Ref.:		
	201	Report on placement of outstanding securities
	50	Presentation request
	260 034	Interconexión Eléctrica S.A. E.S.P

Dear Ms. Luz Stella:

In compliance with Resolution 0459 of August 3, 2001, of the Colombian Securities and Exchange Commission, we are attaching three (3) filled-out forms corresponding to the monthly report as of October 2007, for each issue of ISA's securities currently outstanding in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

LUIS FERNANDO ALARCON M.
General Manager

Copy: Price Waterhouse
0020, 9999

Investing more in life. ISA – Energy and Telecommunications



FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

Amount Approved (Millions): $180,000
Amount Issued (Millions): $180,000
Issue Year: 1999
No. Titels Issued: 1
Nominal Value: $180,000
Series Issued: 4

Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
13-Apr-1999	13-Apr-2009	12-Apr-1999	285	9-Apr-1999

Type of Filing:
- ○ Normal
- ● Early*
- ○ Automátic

Issue Addressed to:
- ● Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ● Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ● N.A.

Comments: ________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 100,517 On month of: OCTOBER OF 2007

Comments: ________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL			TOTAL

Comments: ________

Signature: ________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.



FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$130,000	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
Amount Issued (Millions):	$130,000	16-Jul-2001	16-Jul-2011	13-Jul-2001	403	12-Jul-2001
Issue Year:	2001					
No. Titels Issued:	1					
Nominal Value:	$130,000					
Series Issued:	1					

Type of Filing:
- ○ Normal
- ● Early*
- ○ Automátic

Issue Addressed to:
- ● Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ● Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ______

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ● N.A.

Comments: ______

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 130,000 On month of: OCTOBER OF 2007

Comments: ______

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		**TOTAL**	

Comments: ______

Signature: ______
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ______
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.



FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$850,000					
Amount Issued (Millions):	$587,365					
Issue Year:	2004	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	5	20-Feb-2004	20-Feb-2016	19-Feb-2004	205	18-Feb-2004
Nominal Value:	$587,365					

Series Issued: Tranches 1 and 2 as of 20/02/2004; Tranche 3 as of 7/12/2004; Tranche 4 as of 07/04/2006 and Tranche 5 as of 21/09/2006

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ◉ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ○ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ___________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ______________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 587,365 On month of: OCTOBER OF 2007

Comments: ______________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ______________________

Signature: ______________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ______________________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

0020-2

Ms.
LUZ STELLA DIAZ SILVA
Market Access Direction
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Ref.:		
	201	Report on placement of outstanding securities
	50	Presentation request
	260 034	Interconexión Eléctrica S.A. E.S.P

Dear Ms. Luz Stella:

In compliance with Resolution 0459 of August 3, 2001, of the Colombian Securities and Exchange Commission, we are attaching three (3) filled-out forms corresponding to the monthly report as of November 2007, for each issue of ISA's securities currently outstanding in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

CESAR AUGUSTO RAMIREZ R.
First Alternate of the General Manager

Copy: Price Waterhouse
0020, 9999

Investing more in life. ISA – Energy and Telecommunications



FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$180,000					
Amount Issued (Millions):	$180,000					
Issue Year:	1999	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	13-Apr-1999	13-Apr-2009	12-Apr-1999	285	9-Apr-1999
Nominal Value:	$180,000					

Series Issued: 4

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ___________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ______________________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 100,517 On month of: NOVEMBER OF 2007

Comments: ______________________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______________________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ______________________________

Signature: ___________________________
LEGAL REPRESENTATIVE
NAME: CESAR AUGUSTO RAMIREZ R

Signature: ___________________________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.



FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$130,000					
Amount Issued (Millions):	$130,000					
Issue Year:	2001	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	16-Jul-2001	16-Jul-2011	13-Jul-2001	403	12-Jul-2001
Nominal Value:	$130,000					

Series Issued: 1

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ______________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 130,000 On month of: NOVEMBER OF 2007

Comments: ______________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ______________________

Signature: ______________________
LEGAL REPRESENTATIVE
NAME: CESAR AUGUSTO RAMIREZ R

Signature: ______________________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.



FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

Amount Approved (Millions):	$850,000
Amount Issued (Millions):	$587,365
Issue Year:	2004
No. Titels Issued:	5
Nominal Value:	$587,365

Placement Term: Initial (D/M/Y)	Placement Term: Ending (D/M/Y)	Publ. 1st. Offer Notice: Date (D/M/Y)	Resolution of Approval: Number	Resolution of Approval: Date
20-Feb-2004	20-Feb-2016	19-Feb-2004	205	18-Feb-2004

Series Issued: Tranches 1 and 2 as of 20/02/2004; Tranche 3 as of 7/12/2004; Tranche 4 as of 07/04/2006 and Tranche 5 as of 21/09/2006

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ◉ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ○ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ______

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 587,365 On month of: NOVEMBER OF 2007

Comments: ______

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ______

Signature: ______________________
LEGAL REPRESENTATIVE
NAME: CESAR AUGUSTO RAMIREZ R

Signature: ______________________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

0020-2

Ms.
LUZ STELLA DIAZ SILVA
Market Access Direction
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Ref.:	201	Report on placement of outstanding securities
	50	Presentation request
	260 034	Interconexión Eléctrica S.A. E.S.P

Dear Ms. Luz Stella:

In compliance with Resolution 0459 of August 3, 2001, of the Colombian Securities and Exchange Commission, we are attaching three (3) filled-out forms corresponding to the monthly report as of December 2007, for each issue of ISA's securities currently outstanding in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

CESAR AUGUSTO RAMIREZ R.
First Alternate of the General Manager

Copy: Price Waterhouse
0020, 9999

Investing more in life. ISA – Energy and Telecommunications



FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$180,000					
Amount Issued (Millions):	$180,000					
Issue Year:	1999	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	13-Apr-1999	13-Apr-2009	12-Apr-1999	285	9-Apr-1999
Nominal Value:	$180,000					

Series Issued: 4

Type of Filing:
- ○ Normal
- ● Early*
- ○ Automátic

Issue Addressed to:
- ● Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ● Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ● N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 100,517 On month of: DECEMBER OF 2007

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL			TOTAL

Comments: ____________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: CESAR AUGUSTO RAMIREZ R

Signature: ________________________
STATUTORY AUDITOR
SANDRA MILENA MEJÍA ORTIZ.
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.



FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$130,000					
Amount Issued (Millions):	$130,000					
Issue Year:	2001	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	16-Jul-2001	16-Jul-2011	13-Jul-2001	403	12-Jul-2001
Nominal Value:	$130,000					
Series Issued:	1					

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 130,000 On month of: DECEMBER OF 2007

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: CESAR AUGUSTO RAMIREZ R

Signature: ________________________
STATUTORY AUDITOR
SANDRA MILENA MEJÍA ORTIZ.
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.



FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$850,000					
Amount Issued (Millions):	$587,365					
Issue Year:	2004	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	5	20-Feb-2004	20-Feb-2016	19-Feb-2004	205	18-Feb-2004
Nominal Value:	$587,365					

Series Issued: Tranches 1 and 2 as of 20/02/2004; Tranche 3 as of 7/12/2004; Tranche 4 as of 07/04/2006 and Tranche 5 as of 21/09/2006

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ◉ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ○ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ___________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ______________________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 587,365 On month of: DECEMBER OF 2007

Comments: ______________________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______________________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ______________________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: CESAR AUGUSTO RAMIREZ R

Signature: ________________________
STATUTORY AUDITOR
SANDRA MILENA MEJÍA ORTIZ.
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

0020-2-

Ms.
SANDRA PATRICIA PEREA DIAZ
Director, Issuers Control
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

SUBJECT: Report on Fourth Quarter 2007

Dear Ms. Sandra:

In compliance with External Circular 002 of March 8th, 2001, issued by the former Colombian Securities and Exchange Commission, we are enclosing forms 180 through 188 (eleven pages) duly filled out. These forms contain Interconexión Eléctrica S.A. E.S.P.'s financial information for the period through December 31, 2007.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original signed) (Original signed)

LUIS FERNANDO ALARCÓN M
General Manager

JAIRO ALBERTO ALZATE PINO
Accountant T.P. 8671-T

Copy: Dr. Cesar Cortes Ramírez, Information Director, Colombian Stock Exchange, Carrera 7 No. 71-21, Tower B, office 1201 Bogotá D.C.
0020, 1220, 1250, 9999

Investing more in people's life. ISA, Energy and Telecommunications

ATTACHMENT S-18
FORM 180 - RESIDENTIAL PUBLIC UTILITIES

DEBTORS BY AGES
THROUGH DECEMBER 31, 2007

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 31 - 360 DAYS PAST DUE	Column 04 MORE THAN 360 DAYS PAST DUE
01	005	ACCOUNTS RECEIVABLE- 130000				
	010	NON-TAXED INCOME - 1401				
	015	CONTRIBUTIONS AND QUOTES - 1402				
	020	PARAFISCAL INCOME- 1403				
	025	SPECIAL FUNDS - 1404				
	030	SALE OF GOODS - 1406				
	035	RENDERING OF SERVICES - 1407	416,441,220			
	040	PUBLIC UTILITIES - 1408	144,174,814,881	460,569,472	339,566,728	5,637,863,839
	045	HEALTH SERVICES - 1409				
	050	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410				
	055	MANAGEMENT OF THE HEALTH SOCIAL SECURITY SERVICE - 1411				
	060	TRANSFERS RECEIVABLE - 1413				
	065	LOANS GRANTED - 1415				
	070	GOVERNMENT LOANS GRANTED - 1416				
	075	MANAGEMENT OF THE PENSION SOCIAL SECURITY SYSTEM - 1417				
	080	MANAGEMENT OF THE SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS - 1418				
	085	ADVANCES DISBURSED - 1420	930,013,743			
	090	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS - 1422	36,112,511,245			
	095	DEPOSITS DISBURSED - 1425				
	100	RIGHTS FOR REPURCHASE OF DEBTORS - 1427				
	105	GUARANTEES FUND - FOGAFIN - 1428				
	110	GUARANTEES FUND - FOGACOOP - 1429				
	115	OTHER DEBTORS - 1470	29,407,545,777			
	120	DEBTS OF DIFFICULT COLLECTION - 1475				
	125	QUOTAS AND SHARES IN BONDS AND PENSION TITLES - 1476				
	130	PROVISION FOR DEBTORS (CR) - 1480	-11,574,191,272			
	999	SUBTOTAL	199,467,135,593	460,569,472	339,566,728	5,637,863,839

ATTACHMENT S-19
FORM 181 RESIDENTIAL PUBLIC UTILITIES
ACCOUNTS PAYABLE BY AGES
THROUGH DECEMBER 31, 2007

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 FROM 30 TO 90 DAYS PAST DUE	Column 04 FROM 91 TO 360 DAYS PAST DUE	Column 05 MORE THAN 360 DAYS PAST DUE
01	005	CENTRAL BANK & FINANCIAL INST. OPERATIONS 210000	0				
	010	PUBLIC CREDIT OPERATIONS - 220000	1,767,144,336,467				
	015	FINANCIAL OBLIGATIONS - 230000	276,193,561,797				
	020	ACQUISITION OF NATIONAL GOODS AND SERVICES -2401	49,968,415,580				
	025	TRANSFERS - 2403	0				
	030	ACQUISITION OF GOODS AND SERVICES ABROAD - 2406	732,400,915				
	035	INSURANCE & RE-INSURANCE OPERATIONS - 2415	0				
	040	CONTRIBUTIONS PAYABLE TO AFFILIATES - 2420	0				
	041	INTERESTS PAYABLE-2422	27,115,857,482				
	045	CREDITORS - 2425	39,437,738,421				
	050	ASSIGNED SUBSIDIES- 2430	0				
	055	WITHOLDING AND DOCUMENT TAXES - 2436	5,845,514,120				
	060	INDUSTRY & COMMERCE WITHOLDING TAX-ICA- 2437	0				
	065	TAXES, CONTRIBUTIONS & RATES PAYABLE - 2440	1,520,372,737				
	070	ADDED VALUE TAX - IVA - 2445	1,020,442,108				
	075	ADVANCES RECEIVED - 2450	18,028,676,957				
	076	ADMINISTRATION OF THIRD PARTIES RESOURCES	15,996,973,893				
	080	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	2,767,425,109				
	085	LEGAL CREDITS - 2460	0				
	090	REWARDS PAYABLE - 2465	0				
	095	MANAGEMENT OF SOCIAL SECURITY SYSTEM - 2470	0				
	100	OTHER ACCOUNTS PAYABLE- 2490	314,777,110				
	105	LABOR LIAB. AND EMPLOYEES BENEFITS -250000	6,601,130,225				
	110	OTHER BONDS AND SECURITIES ISSUED - 260000	0				
	115	ESTIMATED LIABILITIES - 270000	143,981,985,705				
	120	OTHER LIABILITIES - 290000	160,600,564,021				
	999	TOTAL LIABILITIES	2,517,270,172,647				

ATTACHMENT S-20

FORM - 182 RESIDENTIAL PUBLIC UTILITIES SECTOR

ASSETS PLEDGED OR GIVEN IN GUARANTEE

THROUGH DECEMBER 31, 2007

(IN COP PESOS)

Capture Code	Line Code	LINE DESCRIPTION	Column 01 AMOUNT IN GUARANTEE (*)
01	005	INVESTMENTS (1)	137,552,553,776
	010	ACCOUNTS RECEIVABLE	
	015	DEBTORS	
	020	INVENTORY	
	025	PROPERTIES, PLANT AND EQUIPMENT	
	030	GOODS FOR PUBLIC BENEFIT AND USAGE	
	035	NATURAL AND ENVIRONMENTAL RESOURCES	
	040	OTHER ASSETS	
	999	**Total Assets Pledged**	137,552,553,776

(*) THE PLEDGED AMOUNT IS BASED ON THE PLEDGED ASSET'S COMMERCIAL VALUE, INCLUDING REAPPRAISALS

(1) The investments delivered as a pledge are valued by the participation method and are related to our subsidiaries ISA Peru, ISA Bolivia and REP

ATTACHMENT S-21

FORM 183 RESIDENTIAL PUBLIC UTILITIES SECTOR

INFORMATION ABOUT THE 20 PRINCIPAL SHAREHOLDERS BY TYPE OF SHARE

THROUGH DECEMBER 31, 2007

Capture	Line	LINE DESCRIPTION	Column 01	Column 02	Column 03
Unit	Code		IDENTIFICATION	IDENTIFICATION	No. OF SHARES
			TYPE (1)		OWNED
1	001	REPUBLIC OF COLOMBIA (MINISTRY OF FINANCE AND PUBLIC CREDIT)	NIT	8999990902	569,472,561
	002	EMPRESAS PUBLICAS DE MEDELLIN E.S.P.	NIT	8909049961	109,350,775
	003	EMPRESA COLOMBIANA DE PETROLEOS ECOPETROL	NIT	8999990681	58,925,480
	004	MANDATORY PENSION FUND PROTECCION	NIT	8002297390	45,539,999
	005	MANDATORY PENSION FUND PORVENIR	NIT	8002248088	30,000,626
	006	PENSION FUND SANTANDER	NIT	8002248278	23,217,553
	007	PENSION FUND HORIZONTE	NIT	8002319671	23,014,895
	008	EMPRESA DE ENERGIA DE BOGOTA S.A. E.S.P.	NIT	8999990823	18,448,050
	009	MANDATORY PENSION FUND COLFONDOS	NIT	8002279406	18,206,577
	010	MANDATORY PENSION FUND SKANDIA S.A..	NIT	8002530552	4,301,204
	011	FIDUCOLOMBIA - ISA ADR PROGRAM	NIT	8301393701	3,424,875
	012	RENTA ACCIONES VALORES BANCOLOMBIA	NIT	9000005281	2,862,173
	013	SF BARCLAYS GLOBAL INVESTORS SERVICES NA	NIT	8300252038	2,450,023
	014	PENSION FUND PROTECCION	NIT	8001982815	1,359,277
	015	CITIBANK N.A PRIVATE BANK	NIT	9001772137	1,352,796
	016	INVESTMENT FUND ACCION	NIT	8001759243	991,619
	017	SEVERANCE PAYS FUND HORIZONTE	NIT	8001895298	978,583
	018	U.VILLEGAS Y CIA S.C.A.	NIT	9000116334	944,068
	019	COLPATRIA LIFE INSURANCES	NIT	8600021839	880,001
	020	CAXDAC - VEJEZ	NIT	8600073798	868,131
	021	REPURCHASED ORDINARY SHARES			0
	090	Other shareholders with less participation			159,072,108
	999	Subtotal Common Shares			1,075,661,374
2	021	REPURCHASED PREFERRED SHARES			0
	090	Other shareholders with less participation			0
	999	Subtotal Preferred Shares without Voting Right			0
3	021	REPURCHASED PRIVILEDGED SHARES			0
	090	Other shareholders with less participation			0
	999	Subtotal Priviledged Shares			0
4	999	Total Outstanding Shares			1,075,661,374
5	999	TOTAL REPURCHASED SHARES			0

ATTACHMENT S-22

FORM 184 RESIDENTIAL PUBLIC UTILITIES SECTOR INVESTMENT DISCRIMINATION BY RECEPTOR AGENT THROUGH DECEMBER 31, 2007

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01	COLUMN 02	COLUMN 03	COLUMN 04	COLUMN 05	COLUMN 06	COLUMN 07	COLUMN 08	COLUMN 09	COLUMN 10
			I.D.	IDENTIFICATION	RELATION	SHARES						
			TYPE (1)	(2)	TYPE (3)	ORDINARY ($MM)	With Preferred Dividend and without Voting Right ($)	Other Variable Inc. Investments ($)	Total Variable Income Investments ($)	% of total part. shares in receptor society	Installmts. or parts of social interest ($)	% of part.in total installments or parts of social interest in investment assignee
01	001	TRANSELCA S.A. E.S.P.	3	802.007.669-8	F	490,137	0	0	490,137	99.99	0	0
	002	INTERNEXA S.A. E.S.P	3	811.021.654-9	F	121,679	0	0	121,679	99.27	0	0
	003	ISA-PERU	3	20501844986	F	13,906	0	0	13,906	28.07	0	0
	004	REP	3	2050464504	F	97,405	0	0	97,405	30.00	0	0
	005	ISA-BOLIVIA	3	10772588	F	26,242	0	0	26,242	51.01	0	0
	006	XM S.A. E.S.P.	3	9000428571	F	22,461	0	0	22,461	99.73	0	0
	007	EMPRESA PROPIETARIA DE LA RED - EPR-	2	3-012-328405	C	10,074	0	0	10,074	12.50	0	0
	008	ISA CAPITAL DO BRASIL	3	080750060001-30	F	820,724	0	0	820,724	100	0	0
	009	TRANSMANTARO	3	2038331647	F	56,939	0	0	56,939	60	0	0
	010	INTERLIGAÇÃO ELÉTRICA DE MINAS IEMG	3	085805340001-46	F	14,432	0	0	14,432	99.99	0	0
	050	Partnerships										
	090	Other Partnerships										
	999	**Total Net**				**1,673,999**			**1,673,999**			

NOTE: (1) The identification type corresponds to the statement in Record Type-8

(2) Relation of companies where the issuer owns more that 10% of the shares or quotas and parts of social interest of such companies including reappraisals.

(3) F: Affiliate, S: Subsidiary, C: Commercial

($) The amount must be reported in Colombian pesos

The shaded fields should not be filled out

ATTACHMENT - S-23
FORM 185 RESIDENTIAL PUBLIC UTILITIES SECTOR
CASH FLOW STATEMENT
THROUGH DECEMBER 31, 2007

THOUSANDS OF COP$

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03
			EXECUTED IN QUARTER		
			OCTOBER	NOVEMBER	DECEMBER
01	005	RECEIVED FOR SALE OF GOODS, SERVICES AND/OR OPERATING INCOME	60,864,162	61,477,599	61,234,653
	010	PAYMENTS TO SUPPLIERS	7,679,027	9,176,547	11,182,926
	015	PAYMENTS FOR WAGES, SALARIES, AND BENEFITS	5,362,004	6,401,023	13,861,552
	020	PAYMENTS FOR PRODUCTION EXPENSES	728,488	386,973	916,661
	025	PAYMENTS FOR ADMINISTRATION EXPENSES	0	0	0
	030	PAYMENTS FOR SALES EXPENSES	0	0	0
	090	OTHER OPERATING INCOME	911,085	2,245,381	8,045,285
	999	SUBTOTAL (CASH GENERATED BY OPERATION)	56,413,244	57,321,956	55,418,386
02	005	INVESTMENTS IN PROPERTIES, PLANTS AND EQUIPMENT	13,502,596	4,871,965	22,899,475
	010	INCOME FROM SALES OF PROPERTIES, PLANTS AND EQUIPMENT	6,328	2,000,000	4,500,000
	999	SUBTOTAL(NET CASH INVESTMENT IN CAPITAL GOODS)	-13,496,268	-2,871,965	-18,399,475
03	005	INVESTMENTS IN SHARES AND SOCIAL INTEREST INSTALLMENTS	0	0	0
	010	INCOME FROM SALE OF SHARES AND SOCIAL INTEREST INSTALLMNTS	0	0	399,045,437
	015	INVESTMENTS IN SHORT-TERM DEBT SECURITIES	0	0	0
	020	INVESTMENTS IN LONG-TERM DEBT SECURITIES	0	0	0
	025	INCOME FROM SALES OF DEBT SECURITIES	0	0	0
	030	DIVIDENDS RECEIVED	6,970,001	0	0
	035	INTEREST AND MONETARY CORRECTION RECEIVED	618,996	118,169	1,064,210
	999	**SUBTOTAL(CASH FLOW FOR INVESTMENTS IN SECURITIES)**	7,588,996	118,169	1,064,210
04	999	**TOTAL NET CASH USED IN INVESTMENTS**	-5,907,272	-2,753,797	-17,335,265
05	005	NEW DEBT ISSUANCES	0	0	0
	010	PAYMENT OF PRINCIPAL INTALLMENTS OF DEBT SECURITIES	0	0	0
	015	INTEREST PAYMENT ON DEBT SECURITIES	0	0	0
	020	LOANS RECEIVED	0	60,797,980	3,989,214
	025	INSTALLMENTS PAID ON LOAN'S PRINCIPAL	11,560,667	3,807,907	300,043,449
	030	INTEREST PAID ON LOANS	18,523,381	19,379,631	28,506,715
	035	ISSUE OF SHARES	0	0	0
	040	DIVIDENDS PAID	32,616,533	-101	0
	999	**SUBTOTAL (CASH FOR FINANCING)**	-62,700,581	37,610,543	-324,560,950
06	005	CASH INCOME FOR OTHER CONCEPTS	6,633,084	944,976	399,191,947
	010	CASH OUTAGES FOR OTHER CONCEPTS	5,897,261	10,156,134	10,446,607
	999	**SUBTOTAL (NET FLOW FOR OTHER CONCEPTS)**	735,822	-9,211,158	388,745,340
07	999	**TOTAL CASH NET INCREASE**	-11,458,788	82,967,545	102,267,510
08	005	BEGINNING CASH	61,982,438	42,116,135	115,520,160
09	005	END CASH	42,116,135	115,520,160	205,688,083

NOTE: The effective executed cash flow of the quarter must be reported.

Not only income, but outcome must be reported with a plus sign. Not withstanding, net amounts must be reported with the sign resulting from the movement of sub-accounts.

ATTACH[illegible]T S-24
FORM 186 RESIDENTIAL P[illegible]LIC UTILITIES SECTOR
GENERAL FINANCIAL INFORMATION ON SHARES AND SHAREHOLDERS
THROUGH DECEMBER 31, 2007

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 No. OF SHAREHOLDERS	COLUMN 02 No. OF SHARES
		COMPOSITION OF SHAREHOLDERS AND SHARES		
01	005	COMMON SHARES	63,029.00	1,075,661,374.00
	010	PRIVILEDGED SHARES	0.00	0.00
	015	SHARES WITH PREFERRED DIVIDEND AND NO VOTING RIGHT	0.00	0.00
	999	TOTAL	63,029.00	1,075,661,374.00
		COMPOSITION OF SHAREHOLDERS		
02	005	% THAT REPRESENTS PERSONS	98.13	11.65
	010	% THAT REPRESENTS COMPANIES	1.87	88.35
	999	TOTAL	100.00	100.00
03	005	% THAT REPRESENTS FOREIGN INVESTORS	0.43	0.95
	010	% THAT REPRESENTS LOCAL INVESTORS	99.57	99.05
	999	TOTAL	100.00	100.00
04	005	% THAT REPRESENTS INVESTMENT FROM PUBLIC INSTITUTIONS	0.63	74.91
	010	% THAT REPRESENTS INVESTMENT FROM PRIVATE INSTITUTIONS	99.09	16.92
	015	% THAT REPRESENTS INVESTMENT FROM MIXED-OWNERSHIP INSTITUTIONS	0.27	8.18
	999	TOTAL	100.00	100.00
05		**RANGES ACCORDING TO PERCENTAGE OF INDIVIDUAL SHARES OWNED**		
	005	UP TO - 3.00 %	63,025.00	292,372,559.00
	010	3.01 % - 10.00 %	2.00	104,465,479.00
	015	10.01 % - 20.00 %	1.00	109,350,775.00
	020	20.01 % - 30.00 %	0.00	0.00
	025	30.01 % - 40.00 %	0.00	0.00
	030	40.01 % - 50.00 %	0.00	0.00
	035	MORE THAN 50.00 %	1.00	569,472,561.00
	999	**TOTAL**	63,029.00	1,075,661,374.00
06		**RANGES ACCORDING TO NUMBER OF INDIVIDUAL SHARES OWNED**		
	005	1-1000	34,273.00	19,900,258.00
	010	1001-5000	24,038.00	47,991,653.00
	015	5001-10000	2,726.00	18,584,813.00
	020	10001-50000	1,681.00	32,140,087.00
	025	50001-100000	173.00	11,850,389.00
	030	100001-500000	110.00	23,169,400.00
	035	MORE THAN 500000	28.00	922,024,774.00
	999	**TOTAL**	63,029.00	1,075,661,374.00

ATTACHMENT S-25
FORM 187 RESIDENTIAL PUBLIC UTILITIES SECTOR
GENERAL FINANCIAL INFORMATION ON EQUITY AND OTHER ENTRIES
THROUGH DECEMBER 31, 2007

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01	005	SHARE NOMINAL VALUE	32.800000005352
	010	EQUITY VALUE PER SHARE WITH REAPPRAISAL	3,746.66
	015	EQUITY VALUE PER SHARE WITHOUT REAPPRAISAL	2,474.56
	020	PROFIT PER SHARE	220.91
	025	LOSS PER SHARE	0.00
02	005	DECREED DIVIDEND VALUE OF ORDINARY SHARES	130,466,196,864
	010	DECREED DIVIDEND VALUE OF OTHER SHARES	0
	015	DECREED DIVIDEND VALUE OF PREFFERED DIVIDEND SHARES	0
	999	DECREED DIVIDENDS TOTAL VALUE	130,466,196,864
03	005	TOTAL DIVIDEND VALUE PER ORDINARY SHARE	128
	010	TOTAL DIVIDEND IN CASH PER ORDINARY SHARE	0
	015	PERIOCITY OF DIVIDEND PAYMENT PER ORDINARY SHARE (1)	90
	020	NUMBER OF DIVIDEND PAYMENTS PER ORDINARY SHARE	4
	025	FIRST PAYMENT DATE	April 18, 2007
	030	DIVIDEND VALUE PER ORDINARY SHARE IN SHARES	0
	035	EXTRAORDINARY DIVIDEND VALUE PER SHARE	0
	040	DIVIDEND VALUE PER PRIVILIEDGED SHARE	0
	045	DIVIDEND VALUE PER SHARE WITH PREFERRED DIVIDEND	0
04	005	TOTAL NUMBER OF EMPLOYEES	633
	010	% PERMANENT EMPLOYEES	100
	015	% TEMPORARY EMPLOYEES	0
05	005	DEPRECIATION EXPENSE IN THE PERIOD	98,087,637,481
06	005	% USAGE OF INSTALLED CAPACITY	100
07	005	CASH PURCHASES IN LOCAL MARKET	0
	010	CASH PURCHASES IN FOREIGN MARKETS	0
	015	CREDIT PURCHASES IN LOCAL MARKET	397,355,330,980
	020	CREDIT PURCHASES IN FOREIGN MARKETS	14,477,298,119
	999	TOTAL PURCHASES	411,832,629,099
08	005	CASH SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	0
	010	CASH SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	0
	015	CREDIT SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	735,174,903,347
	020	CREDIT SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	27,183,964,081
	999	TOTAL INCOME FROM SALES AND/OR SERVICES RENDERED	762,358,867,428
09	005	PERIODICITY OF ISSUER'S ACCOUNTING CLOSING (2)	A

(1) Periodicity of dividends payment in number of days.

(2) A: ANNUALY S: SEMI ANNUALY T: QUARTERLY

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES
THROUGH DECEMBER 31, 2007

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01 INVESTMENTS	005	LIQUIDITY MGMNT. INVESTMENTS - FIXED INCOME -1201	150,444,846,255
	010	LIQUIDITY MGMNT. INVESTMENTS - VARIABLE YIELD -1202	15,892,740,026
	015	INVESTMENTS FOR POLITICAL PURPOSES - FIXED INCOME -1203	0
	020	INVESTMENTS - HEDGING OPERATIONS -1206	0
	025	EQUITY INVESTMENTS - COST METHOD -1207	24,506,071,356
	030	EQUITY INVESTMENTS - PARTICIPATION METHOD - 1208	1,656,639,828,027
	035	FIXED INCOME INVESTMENTS - DTN - 1209	0
	040	FIXED INCOME INVESTMENTS - ADMINISTRATED FUNDS - DTN -1211	0
	045	INVESTMENTS OF INTERNATIONAL RESERVES - 1212	0
	050	RIGHTS OF REPURCHASE OF INVESTMENTS - 1220	0
	055	PROVISION FOR INVESTMENTS PROTECTION (CR) - 1280	-5,387,151,773
	999	**SUBTOTAL, INVESTMENTS**	**1,842,096,333,890**
02 ACCOUNTS RECEIVABLE	005	CURRENT FISCAL YEAR 1305	0
	010	PREVIOUS FISCAL YEAR - 1310	0
	015	DIFFICULT COLLECTION - 1315	0
	020	PROVISION FOR ACCOUNTS RECEIVABLE (CR) - 1380	0
	999	**SUBTOTAL ACCOUNTS RECEIVABLE**	**0**
03 DEBTORS	005	NON-TAX INCOME -1401	0
	010	CONTRIBUTION AND QUOTES - 1402	0
	015	PARAFISCAL INCOME - 1403	0
	020	SPECIAL FUNDS - 1404	0
	025	SALE OF GOODS - 1406	0
	030	RENDERING OF SERVICES - 1407	416,441,220
	035	PUBLIC UTILITIES - 1408	150,612,814,920
	040	HEALTH SERVICES - 1409	0
	045	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410	0
	050	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN HEALTH-1411	0
	055	TRANSFERS RECEIVABLE - 1413	0
	060	LOANS GRANTED - 1415	0
	065	GOVERNMENT LOANS GRANTED - 1416	0
	070	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PENSIONS-1417	0
	075	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS- 1418	0
	080	PAYMENTS IN ADVANCE DISBURSED - 1420	930,013,743
	085	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS-1422	36,112,511,245
	090	DEPOSITS DELIVERED - 1425	0
	095	DEBTORS' RIGHTS OF REPURCHASE - 1427	0
	100	GURANTEES FUND - FOGAFIN - 1428	0
	105	GUARANTEES FUND - FOGACOOP - 1429	0
	110	OTHER DEBTORS - 1470	29,407,545,777
	115	DIFFICULT COLLECTION DEBTS - 1475	0
	120	QUOTES OR PARTS OF BONDS AND PENSION SECURITIES - 1476	0
	125	PROVISION FOR DEBTORS (CR) - 1480	-11,574,191,272
	999	**SUBTOTAL DEBTORS**	**205,905,135,632**
04 GOODS FOR PUBLIC BENEFIT AND USAGE	005	MATERIALS - 1703	0
	010	MATERIALS IN TRANSIT - 1704	0
	015	GOODS FOR PUBLIC BENEFIT AND USE IN CONSTRUCTION -1705	0
	020	GOODS FOR PUBLIC BENEFIT AND USE IN SERVICE - 1710	0
	025	HISTORICAL AND CULTURAL GOODS - 1715	0
	030	GOODS FOR PUBLIC BENEFIT AND USE GIVEN IN MANAGEMENT - 1720	0
	035	ACCUMULATED AMORTIZATION OF GOODS FOR PUBLIC BENEFIT AND USE (CR) - 1785	0
	999	**SUBTOTAL GOODS FOR PUBLIC BENEFIT AND USE**	**0**

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES
THROUGH DECEMBER 31, 2007

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
05	005	RENEWABLE NATURAL RESOURCES IN CONSERVATION-1804	0
RESOURCES	010	INVESTMENTS IN IRENEWABLE NATURAL RESOURCES IN CONSERVATION-1806	0
	015	RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1810	0
	020	ACCUMULATED EXAUSTION OF RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1815	0
	025	NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION -1820	0
	030	ACCUMULATED EXAUSTION OF NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1825	0
	035	INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1830	0
	040	ACCUM. AMORT. OF INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOIT. (CR) -1835	0
	045	INVESTMENT IN NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION 1840	0
	050	ACCUM. AMORT. IN NON-RENEWABLE NAT. RES. IN EXPLOIT. (CR) 1845	0
	999	**SUBTOTAL RESOURCES**	**0**
06	005	EXPENSES PAID IN ADVANCE - 1905	3,308,236,404
OTHER	010	DEFERRED CHARGES - 1910	101,321,478,835
ASSETS	015	PROJECTS AND IMPROVEMENTS IN THIRD-PARTIES PROPERTY - 1915	0
	020	ASSETS GIVEN TO THIRD PARTIES - 1920	3,383,296,069
	025	ACCUMMULATED AMORTIZATION OF ASSETS GIVEN TO THIRD PARTIES (CR) -1925	-131,544,403
	030	ASSETS AND RIGHTS IN SECURITIZATION PROCESSES - 1926	0
	035	ASSETS RECEIVED IN PAYMENT - 1930	0
	040	PROVISION FOR ASSETS RECEIVED AS PAYMENT (CR) - 1935	0
	045	ASSETS ACQUIRED FROM REGISTERED INSTITUTIONS - 1940	0
	050	ASSETS ACQUIRED IN LEASING- - 1941	0
	055	DEPRECIATION OF ASSETS ACQUIRED IN LEASING (CR) 1942	0
	060	RESPONSIBILITIES - 1950	0
	065	PROVISION FOR RESPONSIBILITIES (CR) - 1955	0
	070	CULTURAL AND ARTISTIC ASSETS - 1960	0
	075	PROVISION FOR CULTURAL AND ARTISCTIC ASSETS (CR) - 1965	0
	080	INTANGIBLES - 1970	366,154,468,300
	085	ACCUMULATED AMORTIZATION OF INTANGIBLES (CR) - 1975	-70,715,363,911
	090	PRINCIPAL AND SUBORDINATE - 1995	0
	095	ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH - 1996	0
	100	PROVIS. FOR ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH (CR) - 1997	0
	105	REAPPRAISALS - 1999	1,301,519,693,317
	999	**SUBTOTAL OTHER ASSETS**	**1,704,840,264,610**
07	005	CENTRAL BANK OPERATIONS - 2105	0
CENTRAL	010	MONETARY REGULATION AND EXCHANGE SECURITIES - 2106	0
BANK	015	EXPENSES PAYABLE - CENTRAL BANK OPERATIONS - 2107	0
OPERATIONS	020	OPERATIONS OF DEPOSITS AND FINANCIAL SERVICES - 2110	0
	999	**SUBTOTAL CENTRAL BANK OPERATIONS**	**0**
08	005	SHORT TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2202	0
PUBLIC	010	SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS - 2203	0
CREDIT	015	SHORT-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR-2240	0
OPERATIONS	020	SHORT-TERM GOVERNMENTAL LOANS -2241	0
	025	LONG-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR - 2245	0
	030	LONG-TERM GOVERNMENTAL LOANS 2246	0
	035	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2260	0
	040	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2261	0
	045	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR -2262	0
	050	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS -2263	0
	055	INTEREST ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2266	0
	060	INTEREST ON SHORT-TERM GOV. LOANS	0

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES
THROUGH DECEMBER 31, 2007

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
	065	INTEREST ON LONG-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR- 2268	0
	070	INTEREST ON LONG-TERM GOV. LOANS - 2269	0
	075	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORT. DURING FISCAL YEAR- 2280	0
	080	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2281	0
	085	FEES ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2286	0
	090	FEES ON SHORT-TERM GOVERNMENTAL LOANS- 2287	0
	999	**SUBTOTAL PUBLIC CREDIT OPERATIONS**	**0**
09 OUTSTANDING DEBENTURES	005	LIQUIDITY MANAGEMENT - 2301	0
	010	CREDITS OBTAINED - 2302	0
	015	CREDITS TAKEN BY THE NATIONAL GUARANTEE FUNDS - 2303	0
	016	LONG -TERM INTERNAL FINANCING OPERATIONS-2307	-276,056,721,846
	017	DERIVATIVES AND OTHER INSTRUMENTS TO HEDGE PUBLIC CREDIT OPERATIONS - 2311	-136,839,951
	020	FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2315	0
	025	INTERESTS PAID FOR LIQUIDITY MANAGEMENT - 2320	0
	030	INTERESTS PAID ON CREDITS OBTAINED -2322	0
	035	INTERESTS PAID ON FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2323	0
	999	**SUBTOTAL FINANCIAL DEBENTURES**	**-276,193,561,797**
010 ACCOUNTS PAYABLE	005	ACQUISITION OF LOCAL GOODS AND SERVICES - 2401	-49,968,415,580
	010	TRANSFERS - 2403	0
	015	ACQUISITION OF FOREIGN GOODS AND SERVICES - 2406	-732,400,915
	020	INSURANCE AND RE-INSURANCE OPERATIONS - 2415	0
	025	EQUITY TO BE PAID TO AFFILIATES - 2420	0
	026	INTERESTS PAYABLE-2422	-27,115,857,482
	030	CREDITORS - 2425	-39,437,738,421
	035	GRANTED SUBSIDIES - 2430	0
	040	WITHOLDING AND DOCUMENT TAXES - 2436	-5,845,514,120
	045	INDUSTRY AND COMMERCE WITHOLDING TAX PAYABLE - ICA - 2437	0
	050	TAXES, CONTRIBUTIONS, AND RATES PAYABLE - 2440	-1,520,372,737
	055	VALUE ADDED TAX - VAT - 2445	-1,020,442,108
	060	PAYMENTS IN ADVANCE RECEIVED - 2450	-18,028,676,957
	061	INTERESTS PAYABLE-2453	-15,996,973,893
	065	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	-2,767,425,109
	070	LEGAL CREDITS - 2460	0
	075	REWARDS TO BE PAID - 2465	0
	080	MANAGEMENT OF THE INTEGRAL SOCIAL SECURITY SYSTEM - 2470	0
	085	OTHER ACCOUNTS PAYABLE - 2490	-314,777,110
	999	**SUBTOTAL ACCOUNTS PAYABLE**	**-162,748,594,432**
011 LABOR LIABILITIES	005	SALARIES AND EMPLOYEE BENEFITS - 2505	-6,601,130,225
	010	RETIREMENT PENSIONS PAYABLE - 2510	0
	015	SOCIAL SECURITY IN HEALTH - 2550	0
	020	SOCIAL SECURITY IN PROFESSIONAL RISKS - 2560	0
	025	SOCIAL SECURITY IN RETIREMENT PENSIONS -2570	0
	999	**SUBTOTAL LABOR LIABILITIES**	**-6,601,130,225**
012 BONDS	005	RETIREMENT AND PENSION BONDS - 2625	0
	010	SECURITIES ISSUED - 2630	0
	999	**SUBTOTAL BONDS**	**0**
013 OTHER LIABILITIES	005	COLLECTIONS IN FAVOR OF THIRD PARTIES - 2905	-181,198,109
	010	ANTICIPATED INCOME RECEIVED - 2910	-1,042,542,647
	015	DEFERRED CREDITS -2915	-159,376,823,265
	020	OPERATIONS WITH THE GUARANTY FUND - FOGAFIN - 2921	0
	025	OPERATIONS WITH GUARANTY FUND - FOGACOOP - 2922	0
	030	LIABILITES IN MANAGEMENT RESEARCH - 2996	0
	999	**SUBTOTAL OTHER LIABILITIES**	**-160,600,564,021**


ISA

PROSPECTUS FOR ISSUANCE AND PLACEMENT OF

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P

COMMON SHARES

Stockbrokers


Corficolombiana


InterBolsa

Corficolombiana

Order Book Official

Legal Counsel of the Issuance



CARDENAS & CARDENA

December 2007

TO WHOM IT MAY CONCERN

The undersigned, ANGELA ALEXANDRA PULECIO MAYORGA, identified with citizenship card No. 38.872.323 of Buga, Valle, Colombia, duly recognized as certified translator by the Ministry of Justice of Colombia, as per Resolution 0177 of 1997, hereby certify that the attached translation, identified with the translator's seal, corresponds to the **Final Information Prospectus on the Issuance of Common Shares of Interconexión Eléctrica S.A. E.S.P, Certifications from the First Alternate to the Chief Executive Officer, and Statutory Auditor (PRICEWATERHOUSECOOPERS and KPMG), Balance-Sheet and Income Statement**, which I certify as a true and complete translation of its original version in Spanish.

Given in Bogotá, this 30th day of January, 2008.

Angela Alexandra Pulecio
Resolution 0177 of 1997
Ministry of Justice
CC 38.872.323 of Buga (Valle), Colombia

ANGELA A. PULECIO MAYORGA
Traductor é Intérprete Oficial
Resol No. 0177 del/97 MinJusticia


ISA

FINAL INFORMATION PROSPECTUS ON THE ISSUANCE OF COMMON SHARES OF INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.

Issuer:	Interconexión Eléctrica S.A. E.S P
Domicile:	Calle 12 Sur 18 - 168. Medellin. Colombia.
Branches:	ISA Peru Branch. Domiciled at Avenida Canaval and Moreyra 522. 11th Floor, San Isidro, Lima 27 Peru.
Primary Activity:	Energy transport in Colombia. Brazil. Peru and Bolivia.
Target Market of the Securities:	All Common Shares will be traded at the primary market of Colombia.
Offerees:	The General Public. including pension and severance funds.
Registration and offering modalities:	All Common Shares are registered in the National Registry of Securities and Issuers, hereinafter referred to as RNVE, and in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*), hereinafter referred tó as BVC.
Type of Securities Offered:	Common Shares.
Rules of Circulation:	All Common Shares are registered shares and their circulation will be dematerialized.
Nominal Value per Share:	Thirty-two pesos point eight zero zero zero zero zero zero zero five three five two zero zero cents ($32.80000000535200).
Subscription Price:	Seven thousand seventy-six pesos ($7,076) per each Common Share, as determined by our Board of Directors at the special meeting held on December 7, 2007, based on the outcomes from the process relating construction of the

ANGELA A. PULECIO MAYORGA
Traductor é Intérprete Oficial
Resol. No. 0177 de/57 MinJusticia

offering book in the terms of Decree 3780 of October 1, 2007.

Number of Shares Offered:

The number of Common Shares offered is fifty-three million fifty-six million three hundred ninety-four thousand two hundred eleven (56.394.211).

Issuance Amount:

Shall be the result of multiplying the number of Common Shares offered by the Subscription Price

Minimum Investment:

Offerees willing to invest in our Common Shares must acquire a minimum of five hundred (500) Common Shares. The minimum investment amount shall be the result of multiplying five hundred (500) by the Subscription Price published under the Supplemental Notice of Public Offering.

Rights inherent to the Shares:

All owners of Common Shares will be entitled to: (i) participate in all deliberations of our General Meeting of Shareholders and vote thereat. (ii) receive dividends subject to the provisions contained in the law and, in our Bylaws. (iii) trade the shares in the terms of our Bylaws. (iv) freely inspect our books and corporate records within fifteen business days prior to the meetings of the General Meeting of Shareholders where year-end balance-sheets are to be examined. (v) receive a prorate portion of the corporate assets, in the event of liquidation and after due payment of all external liabilities, (vi) every other as provided in the law and our Bylaws.

Commissions and related expenses:

Investors must bear the cost relating fees on financial transactions as these may accrue under the process concerning acceptance to the Offering and subscription of the Common Shares (4x1000).

It is likely that Investors must pay certain fees to the relevant direct depositor that serves as vehicle to create the individual account with Depósito Centralizado de Valores de Colombia S.A. These fees will be agreed between the Investor and the relevant direct depositor.

Subscription commissions on this issuance will be borne by the Issuer.

ANGELA A. PULECIO MAYORGA
Traductor é Intérprete Oficial
Resol No. 0177 de 57 MinJusticia

Stock Exchange where the Shares are Registered: Bolsa de Valores de Colombia S.A.

Placement Deadline and Offering Term: Fifteen (15) business days, which deadline may be reduced as the totality of the Common Shares are being placed according to the Process on Construction of the Offering Book described in Chapter 2, subparagraph D of this Prospectus, whichever occurs first, counted as from the date when the Notice of Public Offering is published.

Placing Agents: Shall be the leading companies: Corficolombiana S.A., Casa de Bolsa Corficolombiana S.A. and Interbolsa S.A., and any stock broker firms these may sub-contract.

Administrator of the Issuance: Depósito Centralizado de Valores de Colombia - Deceval S.A.

Legal Counsel of the Issuance: Cárdenas & Cárdenas Abogados Ltda.

Good Governance Code We have put in place a Good Governance Code that may be consulted on our website: www.isa com co

Our Good Governance Code meets the requirements provided in Law 964 of 2005 and Resolution 275 of 2001 issued by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) and follows some regional recommendations, including the Organization for Economic Co-operation and Development's (OECD) "White Paper" on Corporate Governance for Latin America and the Andean Development Corporation's (CAF) Corporate Governance Code. Likewise, pursuant to External Circular 028 of 2007 issued by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*), we will produce the annual report on Corporate Governance Practices contained in the Country Code.

NEITHER THE REGISTRATION OF THE COMMON SHARES IN THE NATIONAL REGISTRY OF SECURITIES AND ISSUERS, NOR THE AUTHORIZATION OF PUBLIC OFFERING ENTAIL ANY QUALIFICATION OR RESPONSIBILITY BY THE COLOMBIAN FINANCIAL SUPERINTENDENCY (*SUPERINTENDENCIA FINANCIERA DE COLOMBIA*), AS TO THE NATURAL OR LEGAL

ANGELA A. PULECIO MAYORGA
Traductor é Intérprete Oficial
Resol No. 0177 de 57 MinJusticia

PERSONS REGISTERED, OR AS TO THE PRICE, SOUNDNESS OR TRADABILITY OF THE SECURITY OR THE CONCERNED ISSUANCE, OR AS TO THE ISSUER'S SOLVENCY.

INSCRIPTION OF THE SECURITIES WITH BOLSA DE VALORES DE COLOMBIA S.A. ENTAILS NO CERTIFICATION AS TO THE SECURITY'S SOUNDNESS OR THE ISSUER'S SOLVENCY.

READING THE INFORMATION PROSPECTUS IS INDISPENSABLE FOR PROSPECTIVE INVESTORS TO ADEQUATELY ASSESS THE INVESTMENT CONVENIENCE.

All financial information contained in this Information Prospectus is up to date as of September 30, 2007.

DECEMBER 2007

ANGELA A. PULECIO MAYORGA
Traductor é Intérprete Oficial
Resol. No. 0177 de '57 MinJusticia

AUTHORIZATION, SPECIAL REPORTS AND OTHER GENERAL CAVEAT ON ALL PROCESSES

A. AUTHORIZATION

By the issuer's competent bodies.

According to our Bylaws, hereinafter referred to as the Bylaws, and the Colombian law, this issuance was authorized by our General Meeting of Shareholders at a special meeting held on November 24, 2006, where the shareholders empowered the Board of Directors to effectuate the issuance of Common Shares, as evidenced in Minute 95 of the mentioned corporate body.

Our Board of Directors regulated the issuance and adopted the relevant Issuance and Placement Resolution of the Common Shares, hereinafter referred to as the Issuance and Placement Resolution, therein setting forth the rights and privileges of the Common Shares, at the meeting of September 28, 2007 as evidenced in Decision 67 made by said corporate body, as amended by Decision 69 of October 2007.

By the administrative authorities.

We are registered in the RNVE and our Common Shares are registered with BVC. This public offering was authorized by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*), by means of Resolution No. 2019 of November 15, 2007.

We are an entity supervised by the Colombian Superintendency of Domiciliary Public Services (*Superintendencia de Servicios Públicos Domiciliarios*) and, in our capacity as Issuers we are subject to control by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*).

Issuance of the Common Shares did not require of a prior authorization by the Colombian Superintendency of Domiciliary Public Services (*Superintendencia de Servicios Públicos Domiciliarios*).

B. OTHER SECURITY OFFERINGS BY THE ISSUER

We project offering fifty-three million forty-six thousand four hundred thirty-nine (53,046,439) Common Shares. Nevertheless, we may increase the projected number to be issued up to an additional 25% or reduce it with no limitation, as it may be resolved through the Process on Construction of the Offering Book.

The Common Shares will be offered to the general public under a public offering subject to the Colombian law through the Placing Agents

At a special meeting held on November 24, 2006 our General Meeting of Shareholders approved the issuance and placement of Common Shares without submission to the preemptive rights, by means of public offering in the markets of Colombia and/or abroad, up to an amount of eighty-eight million four hundred ten thousand seven hundred thirty-one (88,410,731) Common Shares.

At a meeting held on June 29, 2007 our Board of Directors unanimously approved exclusive placement in the local market, of a total of TWENTY-NINE MILLION ONE HUNDRED SEVENTY-FIVE THOUSAND FIVE HUNDRED FORTY-ONE (29,175,541) common shares.

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Subsequently, at meetings held in September and October 2007 our Board of Directors unanimously approved placement of fifty-three million forty-six thousand four hundred thirty-nine (53.046.439) Common Shares in the local market, with the possibility of increasing the projected number up to an additional 25% or to decrease it with no limitation, as it may be resolved through the Process on Construction of the Offering Book.

We have not requested any further authorization to make public or private offering of securities, the decision of which might be still pending before the competent authority.

Presently, we have two debt issuances and a program for notes issuance and placement, for the amount of Col$ 817,882 million. The table below provides a summary of the debentures issued and currently outstanding. For a more detailed description, see "Current Debt Securities Publicly Offered and Pending Redemption"

Credits	Execution Date	Term	Maturity Date	Nominal	Currency of Origin	Type of Interest	Balance in Thousands of Pesos
LOCAL NOTES SECOND ISSUANCE							
SERIES C	13-Apr-99	10	13-Apr-09	59,700,000	COP	DTF + 2.5%	59,700,000
SERIES D	13-Apr-99	10	13-Apr-09	35,288,563	COP	IPC + 10%	40,817,213
LOCAL NOTES THIRD ISSUANCE							
SINGLE SERIES	16-Jul-01	10	16-Jul-11	130,000,000	COP	IPC + 8 1%	130,000,000
PROGRAM FOR NOTES ISSUANCE AND PLACEMENT							
TRANCHE 1	20-Feb-04	7	20-Feb-11	100,000,000	COP	IPC + 7.0%	100,000,000
TRANCHE 2	20-Feb-04	12	20-Feb-16	150,000,000	COP	IPC + 7.3%	150,000,000
TRANCHE 3	07-Dec-04	15	07-Dec-19	108,865,000	COP	IPC+ 7.19%	108,865.000
TRANCHE 4	07-Apr-06	20	07-Apr-26	118,500,000	COP	IPC + 4.58%	118,500.000
TRANCHE 5	21-Sep-06	7	21-Sep-13	110,000,000	COP	IPC + 4.84%	110,000,000
TOTAL NOTES							**817,882,213**

C. PERSONS AUTHORIZED TO PROVIDE INFORMATION OR DECLARATIONS ON THE CONTENTS OF THE INFORMATION PROSPECTUS

The persons authorized to provide information or declarations on the contents of the Information Prospectus are: Luis Fernando Alarcón Mantilla, Chief Executive Officer; Carlos Alberto Rodríguez López, Corporate Finance Manager and, Juan David Bastidas Saldarriaga, Secretary General.

D. INFORMATION ON PERSONS WHO HAVE TAKEN PART IN THE ASSESSMENT OF CORPORATE ASSETS OR LIABILITIES

The information included in this Information Prospectus is based on information furnished by us, as well as by any other source duly identified herein.

E. INFORMATION RELATING RELATIONS AMONG THE ISSUER AND ITS ADVISORS

Neither of the advisors involved in the drafting of this Information Prospectus is a company related to the issuer.

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Corficolombiana S.A. will be charged with promotion duties concerning the Offering and it is an active participant at ISA, Internexa, Flycom and XM dealing-desk.

Interbolsa S.A. will be charged with promotion duties concerning the Offering and it is a participant at ISA dealing-desk.

Inverlink S.A. will also develop promotion duties concerning the Offering and has no further relationship with us.

F. CAVEATS

1. Prior Authorization

Prior to giving their consent to the Public Offering, all Investors willing to acquire the Common Shares must previously procure any judicial, governmental, corporate or any other authorization that may be required in view of their particular conditions.

2. Further caveats

THIS PROSPECTUS IS NOT AN OFFER OR AN INVITATION BY OR ON BEHALF OF THE ISSUER OR THE PLACING AGENTS, TO SUBSCRIBE OR PURCHASE ANY OF THE SECURITIES REFERRED TO HEREIN.

G. NOTICE

The information contained in this Information Prospectus is deemed essential to allow adequate assessment of the investment by prospective investors. The Common Shares have been registered in the RNVE and the Public Offering has been authorized by the SFC by means of Resolution No. 2019 of November 15, 2007. Such registration and approval do not constitute an opinion from the SFC with respect to the quality of the securities or our solvency.

You should only rely on the information contained in this Information Prospectus. Neither we nor the Placing Agents have authorized anyone to provide you with information that is different or additional from that contained in this Information Prospectus. If anyone provides you with different or additional information, you should not rely on it. You should assume that the information in this Information Prospectus is accurate, only as of the date on the front cover, regardless of the time of delivery of this Information Prospectus or any sale of our Common Shares. Our business, financial condition, results of operations and prospects may change after the date on the front cover of this Information Prospectus.

Unless otherwise indicated or the context otherwise requires, all references in this Information Prospectus to "us", "our" and "we are" refer to Interconexión Eléctrica S.A. E.S.P.

Our subsidiaries are ISA Capital do Brasil S.A., hereinafter referred to as ISA Capital; Transelca S.A E.S.P., hereinafter referred to as Transelca; Internexa S.A. E.S.P., hereinafter referred to as Internexa; XM Compañía de Expertos en Mercados S.A E.S.P., hereinafter referred to as XM; Flycom Comunicaciones S.A. E S.P., hereinafter referred to as Flycom; Red de Energía del Perú S.A., hereinafter referred to as REP; ISA Peru S.A., hereinafter referred to as ISA Peru; Consorcio Transmantaro S.A., hereinafter referred to as Transmantaro; ISA Bolivia S.A., hereinafter referred to as ISA Bolivia; and each of their respective subsidiaries.

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This Information Prospectus is based on information provided by ourselves and by other sources that we believe reliable. We cannot assure you that this information is accurate or complete. This Information Prospectus summarizes certain documents and other information, and we refer you to those sources for a more complete understanding of what we discuss in this Information Prospectus. The Placing Agents and our counsels make no representation or warranty, express or implied, as to the accuracy or completeness of the information set forth in this Information Prospectus. Nothing contained in this Information Prospectus is, or shall be relied upon as, a promise or representation by the Placing Agents, whether as to the past or to the future. The Placing Agents and our counsels have not independently verified any of such information and assume no responsibility for its accuracy or completeness. In making an investment decision, you must rely on your own examination of ourselves and the terms of this Offering and the Common Shares, including the merits and risks involved.

Presentation of Financial Information

In this Information Prospectus, unless otherwise specified, references to "ColS" are references to Colombian pesos, the legal currency of Colombia, references to "dollars," "$," or "US$" are to the U.S. dollars, the legal currency of the United States, and references to "R$," or "reais" are to Brazilian reais, the legal currency of Brazil. Our consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004, hereinafter referred to as Our Audited Financial Statements, included in this Information Prospectus were prepared in Colombian pesos and in accordance with Colombian GAAP, and the accounting principles and methodologies and established by the SSPD and the CGN. Our Audited Financial Statements for the years ended on December 31, 2005 and 2006 were audited by PricewaterhouseCoopers Ltda., our independent auditors since April 1, 2005. Our Audited and Audited Financial Statements for the year ended December 31, 2004 were audited by KPMG Ltda. This Information Prospectus also includes our consolidated interim financial information as of September 30, 2007 and 2006, hereinafter referred to as Our Unaudited Interim Financial Statements, which together with Our Audited Financial Statements, form part of Our Financial Statements. Our Unaudited Interim Financial Statements include, in the opinion of our management, all adjustments necessary (consisting only of normal recurring adjustments) for a fair presentation of the information set forth therein.

As of September 30, 2007, we consolidated the financial statements of Transelca, ISA Peru, Internexa, Flycom, XM, REP, Transmantaro, ISA Capital, CTEEP—Companhia de Transmissão de Energia Elétrica Paulista, hereinafter referred to as CTEEP, and ISA Bolivia. Our Audited and Audited Financial Statements as of December 31, 2006 include the results of operations by our subsidiary CTEEP only for the period from June 30, 2006 to December 31, 2006. See "Comments and Analysis by the Management on the Results of Operations and Financial Condition of the Issuer" and Note 2.1 to our Audited and Audited Financial Statements, relating a description of methods used in preparing our Financial Statements

Solely for your convenience, we have translated some amounts included in "Information on the Issuer's Risks – Risks Relating to Brazil" from (a) Brazilian reais into U.S. dollars using the exchange rate certified as of September 30, 2007 by the Brazilian Central Bank equivalent to R$1 8389 per US$1 00; and from (b) U.S. dollars into Colombian pesos at the Colombian Representative Market Exchange Rate *(Tasa Representativa del Mercado)* certified as of September 30, 2007 by the SFC, equivalent to Col$2,023.19 per US$1.00.

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Market Information

The information contained in this Information Prospectus concerning the Colombian electricity sector and our participation in it was obtained from established public sources, such as trade associations and government agencies, including the MME, CREG, DANE and UPME, as well as from XM, as administrator of the SIC, among others.

Some of the statistical information and data related to our business were obtained from government or sectoral entities or extracted from general publications. We have not independently verified such information and data and, therefore, neither we nor our counsels can ensure its accuracy or completeness

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TABLE OF CONTENTS TO THE INFORMATION PROSPECTUS.

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GLOSSARY

A. Terms relating the Securities Market.

Common Shares .... Shall mean each of the fifty-three million forty-six thousand four hundred thirty-nine (53.046.439) Common Shares that we project offering to the general public and registered in the RNVE and in the BVC Nevertheless, the number of shares to be issued may be increased up to an additional 25% or be decreased without limitation, as determined through the process on Construction of the Offering Book.

Acceptance to the Offering .... Shall mean the irrevocable and unilateral declaration of will whereby the investor effectuates a purchase order of the Common Shares and, undertakes subscribing and paying the shares he consents to acquire, in the terms of the Issuance and Placement Resolution and this Information Prospectus.

Any demand prices recorded as of closing of the Construction Period of the Offering Book, that are equal or higher than the Subscription Price, shall automatically be deemed as purchase orders as from publication of the Supplemental Notice of Public Offering.

Book Administrator .... Shall mean TODO1 COLOMBIA S.A. the entity in charge of keeping the Offering Book containing demand prices received by the Placing Agents during the Book Opening Term, under the terms and conditions of this Prospectus.

Supplemental Notice of Public Offering .... Shall mean the communication addressed to the Offerees and published on a nationwide circulating newspaper, therein informing the Board of Directors' decision to formalize or not the Public Offering, the Subscription Price and the issuance volume, as the case may be

Notice of Public Offering Through Construction of the Offering Book or Notice of Public Offering .... Shall mean the communication addressed to the Offerees and published on a nationwide circulating newspaper, therein informing the date and hour for opening and closing the Offering Book, the Process on Construction of the Offering Book and the Issuance and Placement Resolution of the Common Shares.

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Actual Beneficiary .... Shall have the meaning assigned under Resolution 400 of 1995 the former General Board of the Superintendency of Securities, presently the SFC and every other regulation that may replace, amend or supplement the same.

BVC .... Shall mean the Colombian Stock Exchange *(Bolsa de Valores de Colombia)*

Market Capitalization .... Shall mean the value of a stock listed company. Calculated by multiplying each share quotation price by the number of shares in the capital stock of the relevant listed company.

Placing Agents .... Shall mean the leading companies: Corficolombiana S.A., Casa de Bolsa Corficolombiana S.A. and Interbolsa S.A. and any stock broker firms these may subcontract, solely to extend coverage to natural and legal persons other than financial institutions and other entities supervised by the SFC.

Leading Placing Agents .... Shall mean Corficolombiana S.A., Casa de Bolsa Corficolombiana S.A. and Interbolsa S.A.

DECEVAL .... Shall mean Depósito Centralizado de Valores S.A. the entity that shall serve as vehicle to deposit and manage the Common Shares.

Dematerialization .... Shall mean the operation whereby the securities have no longer physical existence, thus eliminating the risks of physical handling and causing their administration to be by means of electronic records.

Offerees .... Shall mean the general public, including pension and severance funds.

Dividend .... Shall mean the value decreed by our Assembly of Shareholders in favor of our shareholders, as return for their investment, whether in money or in shares; dividends are decreed in proportion to the number of shares held and with resources from our profits and reserves.

Investor .... Shall mean any Offeree who submits an Acceptance to the Offering within the term and in the terms provided in this Information Prospectus, in order to subscribe our Common Shares

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Rules of Circulation

Shall mean the mechanism or manner to convey ownership of a given security. There are three methods therefor: 1. To the bearer: the mere delivery suffices. 2. To the order: by means of endorsement and delivery. 3. Nominative: endorsement, delivery and recordation with the issuer.

The Rules of Circulation concerning the Common Shares are nominative.

Offering Book or Book

Shall mean the book to register all demand prices for our Common Shares which satisfy the conditions set forth in this Prospectus and received by the Placing Agents during the Construction Period of the Offering Book

Minimum Amount of Shares

Shall mean the amount of five hundred (500) shares.

Offering

Shall mean the information concerning sale of our Common Shares addressed to the Offerees by means of the Process on Construction of the Offering Book, through the Placing Agents, subject to the Colombian laws and pursuant to the terms set forth in this Information Prospectus.

Construction Period of the Offering Book

Shall mean the period while the Offering Book shall remain open for reception and registration of demand prices concerning our Common Shares and which period shall be fifteen (15) business days. This period shall commence subsequent to the SFC authorization to the Public Offering as from the publication date of the Notice of Public Offering. The opening hour and the closing date and hour shall be notified to the Offerees by publishing the Notice of Public Offering.

Subscription Price

Shall mean the price of each Common Share, as determined by our Board of Directors in accordance with the process on construction of the offering book, under the terms of Decree 3780 of October 1, 2007 and this Prospectus; the subscription price shall be published on the Supplemental Notice of Public Offering.

Process on Construction of the Offering Book

Shall mean the procedure whereby the issuer is capable of determining the price, distribution and allocation of securities to be issued, as well as the issuance volume by means of trading, preliminary promotion of securities and, receipt

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registration of demand prices on the offering book. The Process on Construction of the Offering Book includes two stages: 1 Construction of the offering book, and 2. Allocation and distribution of the Common Shares.

Information Prospectus .... Shall mean this information document and its annexes.

RNVE .... Shall mean the National Registry of Securities and Issuers (*Registro Nacional de Valores y Emisores*)

Issuance and Placement Resolution .... Shall mean the resolution for issuance and placement of shares as approved by our Board of Directors on September 28, 2007, and subsequently amended by the Board of Directors at its meeting of October 26, 2007.

SFC .... Shall mean the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*).

B. Technical and Regulatory Terms

ANEEL .... Shall mean the Brazilian National Electricity Energy Agency (*Agência Nacional de Energia Elétrica*).

ASIC .... Shall mean the Colombian Administrator of the Commercial Exchange System *(Administrador del Sistema de Intercambios Comerciales)*.

BMME .... Shall mean the Brazilian Ministry of Mines and Energy (*Ministério de Minas e Energia*).

BSE .... Shall mean the Bolivian Superintendency of Electricity *(Superintendencia de Electricidad)*.

BSIN .... Shall mean the Brazilian National Interconnection System (*Sistema Interligado Nacional)*.

CGN .... Shall mean the Colombian National Accounting Office *(Contaduria General de la República de*

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Colombia).

CGR .... Shall mean the Colombian General Office of the Comptroller (*Contraloria General de la República de Colombia*).

CND .... Shall mean the Colombian National Electricity Dispatch Center (*Centro Nacional de Despacho*).

CNDC .... Shall mean the Bolivian National Load Dispatch Committee *(Comité Nacional de Despacho de Carga).*

Networks Code .... Shall mean the Networks Code (*Código de Redes*) of Colombia enacted pursuant to CREG's Resolution 025 of July 13, 1995.

COES .... Shall mean the Peruvian Committee of Economic Operation of the Electrical System *(Comité de Operación Económica del Sistema).*

CONPES .... Shall mean the Colombian National Council of Economic and Social Policy *(Council Nacional de Política Económica y Social)*.

CREG .... Shall mean the Colombian Energy and Gas Regulatory Commission *(Comisión de Regulación de Energía y Gas).*

CRT .... Shall mean the Colombian Telecommunications Regulatory Commission (*Comisión de Regulación de Telecomunicaciones*)

DANE .... Shall mean the Colombian National Department of Statistics (*Departamento Administrativo Nacional de Estadística*).

DGAA .... Shall mean the Peruvian General Office of Environmental Matters *(Dirección Juridica de Asuntos Ambientales).*

DNP .... Shall mean the Colombian National Department of Planning (*Departamento Nacional de Planeación*).

DOE/EIA .... Shall mean the U.S. Department of Energy/

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Energy Information Administration.

GW .... Shall mean gigawatt; one gigawatt equals 1,000 MW.

GWh. .... Shall mean gigawatt hour; one gigawatt hour represents one hour of electricity consumption at a constant rate of 1 GW.

IPC .... Shall mean the Colombian Consumer Price Index *(Índice de Precios al Consumidor)* certified by DANE.

IPCB .... Shall mean the Bolivian Consumer Price Index (Índice de Precios al Consumidor de Bolivia)

IPP .... Shall mean the Colombian Producer Price Index *(Índice de Precios al Productor)* certified by DANE

ISO 9001 .... Shall mean the ISO 9001 certification issued by the International Organization for Standardization (ISO).

km .... Shall mean kilometer.

kV .... Shall mean kilovolt; one kilovolt equals one thousand volts; a unit of electric voltage.

kW .... Shall mean kilowatt; a kilowatt is a unit of power, representing the rate at which energy is produced.

kWh .... Shall mean kilowatt hour; one kilowatt hour represents one hour of electricity consumption at a constant rate of 1 kWs.

MAVDT .... Shall mean the Colombian Ministry of Environment, Housing and Territorial Development (*Ministerio de Ambiente Vivienda y Desarrollo Territorial de Colombia*).

MEM .... Shall mean the Colombian Wholesale Energy Market *(Mercado de Enérgia Mayorista).*

MEMP .... Shall mean the Peruvian Ministry of Energy and Mines *(Ministerio de Energía y Minas de Perú.*

MHCP .... Shall mean the Colombian Ministry of Finance and Public Credit *(Ministerio de Hacienda y Public Credit.*

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Mi	Shall mean mile.
MME	Shall mean the Colombian Ministry of Mines and Energy (*Ministerio de Minas y Energía*.
MVA	Shall mean megavolt ampere: a unit used to measure transformer capacity.
Mvar	Shall mean megavar: megavolt ampere reactive, a unit used to measure a transformer's compensation ability.
MW	Shall mean megawatt: a megawatt is a unit of energy representing the rate at which the electricity produced equals 1.000kW.
MWh	Shall mean megawatt hour; one megawatt hour represents one hour of electricity consumption at a constant rate of 1 MW.
ONS	Shall mean the Brazilian National Operator of the Electric System (*Operador Nacional de Brasil del Sistema Eléctrico*).
OSINERGMIN	Shall mean the Peruvian electricity regulatory authority *(Organismo Supervisor de la Inversión en Energía y Minas)*.
PAAG	Shall mean the Colombian Percentage Adjustment for the Taxable year *(Porcentaje de Ajuste del Año Gravable)*.
GAAP	Shall mean the Generally Accepted Accounting Principles.
PCMA	Shall mean the Colombian Percentage Adjustment for the Taxable year *(Porcentaje de Ajuste del Year Gravable)*.
PCSA	Weekly Asset Compensation Percentage *(Porcentaje de Compensación Semanal del Activo)*.
PPI	Shall mean the United States Producer Price Index.
SDL	Shall mean the Colombian Local Distribution Systems (*Sistemas de Distribución Local*). These systems are made-up by electric transmission lines with voltage below 57 5 KV and used to distribute electricity locally, to final consumers.

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SEIN .... Shall mean the Peruvian National Electric Interconnected System *(Sistema Eléctrico Interconectado Nacional).*

SIC .... Shall mean the settlement and clearance system for the MEM *(Sistema de Intercambio Comercial).*

SIEPAC .... Shall mean the Central American Electricity Interconnection System (*Sistema de Interconexion de los Paises de América Central)*

SIN .... Shall mean the Colombian National Interconnected System *(Sistema Interconectado Nacional),* which consists of the STN and the local transmission and distribution systems connected to the STN

The Colombian National Interconnected System is made-up by the following inter-connected elements: plants, the STN, several STRs and SDLs connected to the STN, and the users' electric loads.

SINB .... Shall mean the Bolivian National Interconnected System *(Sistema Interconectado Nacional de Bolivia).*

SMLMV .... Legal Minimum Monthly Salary in force in Colombia *(Salario Minimo Legal Mensual Vigente).*

SSPD .... Colombian Superintendency of Domiciliary Public Services (*Superintendencia de Servicios Públicos Domiciliarios de Colombia*).

STN .... Shall mean the Colombian National Transmission System *(Sistema de Transmisión Nacional)*

Shall mean the Colombian National Transmission System consists of all electricity transmission lines which voltage is 220 KV or more, and that are the ownership of all electricity transmission that form the STN.

STR .... The Colombian Regional Transmission System (*Sistema de Transmisión Regional de Colombia*). These networks consist of electricity transmission lines with voltage below 220 KV and higher or equal to 57.5 kV used for

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electricity distribution, regionally.

TRM	Shall mean the Colombian Representative Market Exchange Rate *(Tasa Representativa del Mercado).*
UPME	Shall mean the Colombian Mining and Energy Planning Unit *(Unidad de Planeación Minero Energética).*
Unregulated Customers	Shall mean power consumers in Colombia whose peak demand is above 0.1 MW or un minimum monthly consumption higher than 55.0 MWh
VRN	Replacement Asset Value *(Valor de Reposición Nuevo.*
WPI	Shall mean the U.S. Wholesale Price Index.

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PART I - THE SECURITIES

CHAPTER 1. FEATURES OF THE SECURITIES, CONDITIONS AND RULES OF ISSUANCE

A. TYPE OF SECURITIES OFFERED, RIGHTS INHERENT TO THE SECURITIES AND RULES OF CIRCULATION

1. Type of securities offered

We offer to the general public registered Common Shares issued by us, freely tradable and transferable by means of book-entry, subject to the terms set forth in our Corporate Bylaws. All Common Shares shall be offered by means of public offering in the primary market.

2. Rights inherent to our Common Shares

Voting Rights

Each Common Share entitles its owner to cast one vote at any general meeting of shareholders. General meetings of shareholders may be ordinary or special. Ordinary general meetings are held at least eleven per year, no later than on the first day of April of the relevant year, in order to resolve on our reports, accounts and financial statements of the previous fiscal year; to elect the Board of Directors members and the statutory auditor; and, to resolve on the dividend policy and the distribution of profits from the previous fiscal year, if any, as well as on the matter of profits retained from previous fiscal years. The Board of Directors members are elected under the method of proportional representation.

Under the proportional representation system, each owner of Common Shares is entitled to nominate one or more members to the Board of Directors, by submitting a listing of nominees to the Ordinary General Meeting of Shareholders. Each nomination of one or more members to the Board of Directors is deemed a group for the election purposes, and each group of nominees must bear the hierarchies of preference for election of nominees in such group. All nominees must expressly consent to their nomination in writing. Following nomination of all groups, the Common Shares owners may cast one vote per each Common Share held, in favor of a given group of nominees included in a given list. No votes may be cast for specific nominees in one group, but for the entire group; the total number of votes cast on the election is divided by the number of Board of Directors members to be elected The proportion resulting is the number of votes necessary to elect each particular member of the Board of Directors. Every time that the number of votes cast by a group of nominees is divisible by the proportion of votes, a nominee from the group shall be elected, in the relevant hierarchy order. Where no group receives sufficient residual votes to complete the required proportion of votes necessary to elect a member of the Board of Directors, then, the remaining position or positions in the Board of Directors shall be filled-in by electing the top nominee with the highest number of residual votes, until full completion of the vacant positions. In case of residue ties, the member shall be elected randomly. Under Law 964 of 2005, hereinafter referred to as Law 964, at least twenty-five percent (25%) of the Board of Directors members, that is, two principal and two alternate members must be independent members.

Special general meetings of shareholders may be held when duly called for specific purposes, at least five calendar days in advance, or without prior call, in the presence of shareholders representing the totality of shares subscribed. Quorum for both ordinary and special general meetings shall be a plural number of shareholders representing at least a majority of the shares subscribed. In absence of sufficient quorum, a second meeting shall be called, where the attendance of at least two shareholders is sufficient quorum, regardless of the number of shares represented. According to the Colombian law and our Bylaws, the Board of Directors, the Chief

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Executive Officer, the statutory auditor and the shareholders representing at least 20% of the subscribed capital, may call the general assembly.

Unless the law or our Bylaws require of a special majority, decisions can be made at any general assembly, through the vote of a plural number of shareholders representing a majority of the votes present at the relevant assembly of shareholders. According to the Colombian law and our Bylaws, special majorities are required to make the following decisions: (i) one vote favorable de minimum el 70% of the Common Shares represented at the meeting to approve the issuance of shares without submission to the preemptive rights in favor of our shareholders; (ii) the affirmative vote of at least 78% of the shares represented at the meeting, to distribute profits in percentages lower than the minimum percentages set forth in the law; and (iii) the affirmative vote of at least 80% of the shares represented at meeting to approve the payment of dividends on the shares

The shareholders may grant proxy to third parties for the purposes of representation at the general meetings of shareholders, therein indicating the proxy name, the person on whom the latter may substitute the proxy, as the case may be, and the date or time of the meeting or meetings for which the proxy is granted Proxies may be submitted to the company by fax or other electronic media.

In the exercise of their office, the company's administrators may not represent shares other than their own at the General Meeting of Shareholders, except in those cases of legal representation.

Inspection Rights

At least eleven per year, no later than on the first day of April of the relevant year, the General Meeting of Shareholders shall hold an ordinary session to resolve the issues concerning our reports, accounts and financial statements of the previous fiscal year, to elect the Board of Directors members and the statutory auditor and to resolve on the distribution of dividends and profits of the previous fiscal year, if any, as well as on the profits retained from previous fiscal years The owners of our Common Shares shall be freely entitled to inspect our books and corporate records within fifteen business days prior to the meetings where year-end financial statements are to be examined.

Dividends

Following approval of the financial statements, the owners of Common Share must resolve on the distribution of the previous year profits, if any, by means of resolution made with the affirmative vote of a plural number of shareholders representing a majority of the Common Shares represented at the Ordinary General Meeting of Shareholders, subject to prior recommendation from the Board of Directors and our Chief Executive Officer. According to the Colombian law and our Bylaws, we are obliged to distribute a minimum of 50% of our net profits to all the shareholders, calculated after payment of income taxes, creation of the legal reserve and other reserves, and the discharge of losses from previous fiscal years. The requirement concerning minimum dividend of 50% may be discharged through the affirmative vote of the owners of at least 78% of the Common Shares represented at the Assembly of Shareholders.

According to our Bylaws and the Colombian law, 10% of our net annual profits must be devoted to create a legal reserve until the time when such reserve reaches at least 50% of our subscribed capital. All Common Shares paid in full and outstanding by the time when dividends or other distributions are decreed, shall be entitled to a proportional fraction of such dividend or other distribution. Common Shares partially paid-in shall be entitled to dividends or distributions in the same proportion as paid-in, by the time when the dividend or distribution is decreed

Payment of dividends in the form of shares requires the approval of 80% of the Common Shares present at the relevant meeting of the General Meeting of Shareholders.

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Any dividends decreed on Common Shares shall be paid to the shareholders on-record, as shown on the registry of shares kept by the company, on the relevant record dates that shall initially be the same dates corresponding to the payment of dividends

In our last Ordinary General Meeting of Shareholders, held on March 30, 2007, the shareholders authorized the payment of dividends on the Common Shares for the amount of Col$130,466 million, with respect to the fiscal year ended on December 31, 2006. Dividends thus authorized shall be paid in 4 installments, in April, July, October 2007 and January 2008. Furthermore, on March 30 2007 the Assembly of Shareholders authorized the creation of a reserve for the amount of Col$2,993.52 million to be used for the funding of dividend payments up to Col$96 per Common Share to the purchasers of the Common Shares. Such dividends shall be paid in three installments of Col$32 each, on July 18, 2007, October 18, 2007 and January 18, 2008. In the event where the subscription and payment of Common Shares occur after July 18, 2007, the date foreseen to pay the first installment on such payment dividend, only the second and third installments shall be paid. Likewise, if subscription and payment of the Shares occur after October 18, 2007, the date foreseen for payment of the second installment on the dividend, only the third installment shall be paid. See "Our Dividend Policy".

Liquidation Rights

We will be dissolved if (i) we are unable to carry out our corporate purpose, (ii) the number of shareholders is lesser than two, (iii) the favorable vote of shareholders representing more than 50% of the shares represented at the General Meeting of Shareholders shall so decide, (iv) a competent authority shall so decide, (v) losses cause our shareholders' equity to fall below 50% of our subscribed capital stock, or (vi) in certain other events expressly provided by law and in the By-Laws. Upon our dissolution, the SSPD may take-up control of the company in order to ensure continuity in the provision of electric transmission services, whether to manage the company or to wind up our affairs

In case of liquidation, the holders of fully paid Common Shares shall be entitled to receive a proportion of the corporate assets, after due payment of our external liabilities. Holders of Common Shares partially paid-in shall be entitled to receive a share proportional to the value actually paid.

Trading Rights

Holders of Common Shares shall be entitled to freely trade our Common Shares under the terms of our Bylaws

Preemptive Rights and Other Anti-dilution Provisions

Pursuant to the provisions of the Commercial Code, we are permitted to have an amount of subscribed capital smaller than the authorized capital stock set forth in our By-Laws Under such system, the General Meeting of Shareholders determines the amount of our authorized capital stock. At the time a Colombian company is formed, its subscribed capital stock must represent at least 50% of the authorized capital. Any increase in the authorized capital stock or decreases in the subscribed capital stock must be approved by the affirmative vote of two or more shareholders representing a majority of the shares present at a shareholders' meeting.

Colombian law requires that, whenever a company issues new shares of any outstanding class, it must offer the holders of each class of shares the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock of the company. These rights are called preemptive rights on the subscription of shares.

The General Meeting of Shareholders may suspend preemptive rights with respect to a particular capital increase through the affirmative vote of a plural number of shareholders representing at

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4. Minimum investment.

Any Offerees of the Common Shares willing to invest in our Common Shares must acquire a minimum of five hundred (500) Common Shares. The minimum investment amount shall be the result of multiplying five hundred (500) by the Subscription Price.

5. Total Offering amount.

We plan to publicly offer fifty-three million forty-six thousand four hundred thirty-nine (53,046,439) Common Shares. Nevertheless, the number of Common Shares offered may be increased up to an additional twenty-five percent (25%) or be decreased without limitation, as determined through the Process on Construction of the Offering Book. The total Offering amount is the result of multiplying the number of Common Shares issued by the Subscription Price.

The price of each Common Share shall in no event be lesser than the nominal value. Any difference between the nominal value and the Subscription Price of each Common Share shall be carried to the Capital Surplus account, as Placement Premium, non susceptible of dividend distribution.

C. FEATURES OF THE SECURITIES OFFERED

Legitimate holders of our Common Shares are entitled to the following rights.

Voting Rights

Each Common Share entitles its owner to cast one vote at any general meeting of shareholders General meetings of shareholders may be ordinary or special. Ordinary general meetings are held at least eleven per year, no later than on the first day of April of the relevant year, in order to resolve on our reports, accounts and financial statements of the previous fiscal year; to elect the Board of Directors members and the statutory auditor; and, to resolve on the dividend policy and the distribution of profits from the previous fiscal year, if any, as well as on the matter of profits retained from previous fiscal years. The Board of Directors members are elected under the method of proportional representation.

Under the proportional representation system, each owner of Common Shares is entitled to nominate one or more members to the Board of Directors, by submitting a listing of nominees to the Ordinary General Meeting of Shareholders. Each nomination of one or more members to the Board of Directors is deemed a group for the election purposes, and each group of nominees must bear the hierarchies of preference for election of nominees in such group. All nominees must expressly consent to their nomination in writing. Following nomination of all groups, the Common Shares owners may cast one vote per each Common Share held, in favor of a given group of nominees included in a given list. No votes may be cast for specific nominees in one group, but for the entire group; the total number of votes cast on the election is divided by the number of Board of Directors members to be elected. The proportion resulting is the number of votes necessary to elect each particular member of the Board of Directors. Every time that the number of votes cast by a group of nominees is divisible by the proportion of votes, a nominee from the group shall be elected, in the relevant hierarchy order. Where no group receives sufficient residual votes to complete the required proportion of votes necessary to elect a member of the Board of Directors, then, the remaining position or positions in the Board of Directors shall be filled-in by electing the top nominee with the highest number of residual votes, until full completion of the vacant positions. In case of residue ties, the member shall be elected randomly. Under Law 964 of 2005, hereinafter referred to as Law 964, at least twenty-five percent (25%) of the Board of Directors members, that is, two principal and two alternate members must be independent members.

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least a majority of the Common Shares represented at a general shareholders' meeting held to that effect.

In the event that the holders of the Common Shares approve a reduction in our capital stock by the affirmative vote of more than 50% of the Shares represented at the meeting, the portion of our capital stock represented by the Common Shares shall be reduced proportionately, provided that the Superintendency of Companies (in case of actual capital reimbursements) or the competent labor officer (in case external liabilities consist of fringe benefits) so authorize. If such approval is granted, holders of Common Shares who either voted against the capital decrease or were not present at the meeting at which the vote was taken are entitled to redeem such shares provided that such capital decrease does not lead to reduction on the share patrimonial or nominal value. The right of withdrawal must be exercised within 15 days of notice by us to the dissenting and absent holders of Common Shares, in the sense that our capital stock will be reduced

3. Rules of circulation and secondary trading.

Our Common Shares are registered securities transferable by means of book entries on the holders' deposit account or sub accounts opened with DECEVAL. Disposition and transfers of individual rights shall be made by means of electronic data records and systems, pursuant to procedures set out in DECEVAL' rules of operation.

Our Common Shares shall have a secondary market through the BVC and may be freely traded by their legitimate holders in the BVC transaction systems.

When performing records or book-entries in its capacity as administrator of the issuance, DECEVAL shall credit the Common Shares subscribed by the owner to the relevant deposit account

B. NUMBER OF SECURITIES OFFERED, NOMINAL VALUE, SUBSCRIPTION PRICE, MINIMUM INVESTMENT AND TOTAL OFFERING AMOUNT.

1. Number of Common Shares offered.

We plan to offer publicly fifty-three million forty-six thousand four hundred thirty-nine (53,046,439) Common Shares Nevertheless, the number of Common Shares offered may be increased up to an additional twenty-five percent (25%) or be decreased without limitation, as determined through the Process on Construction of the Offering Book

2. Nominal value of the Common Shares.

Nominal value of our Common Shares is thirty-two pesos point eight zero zero zero zero zero zero zero five three five two zero zero cents ($32,80000000535200) each

3. Subscription price of the Common Shares.

The Subscription Price per Common Share shall be as determined by our Board of Directors in accordance with the process on Construction of the Offering Book under the terms of Decree 3780 of October 1, 2007 and of this Prospectus, and published on the Supplemental Notice of Public Offering.

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Special general meetings of shareholders may be held when duly called for specific purposes. at least five calendar days in advance. or without prior call. in the presence of shareholders representing the totality of shares subscribed. Quorum for both ordinary and special general meetings shall be a plural number of shareholders representing at least a majority of the shares subscribed. In absence of sufficient quorum, a second meeting shall be called, where the attendance of at least two shareholders is sufficient quorum. regardless of the number of shares represented. According to the Colombian law and our Bylaws, the Board of Directors, the Chief Executive Officer, the statutory auditor and the shareholders representing at least 20% of the subscribed capital, may call the general assembly.

Unless the law or our Bylaws require of a special majority, decisions can be made at any general assembly, through the vote of a plural number of shareholders representing a majority of the votes present at the relevant assembly of shareholders. According to the Colombian law and our Bylaws, special majorities are required to make the following decisions: (i) one vote favorable de minimum el 70% of the Common Shares represented at the meeting to approve the issuance of shares without submission to the preemptive rights in favor of our shareholders; (ii) the affirmative vote of at least 78% of the shares represented at the meeting, to distribute profits in percentages lower than the minimum percentages set forth in the law; and (iii) the affirmative vote of at least 80% of the shares represented at meeting to approve the payment of dividends on the shares.

The shareholders may grant proxy to third parties for the purposes of representation at the general meetings of shareholders, therein indicating the proxy name, the person on whom the latter may substitute the proxy, as the case may be, and the date or time of the meeting or meetings for which the proxy is granted. Proxies may be submitted to the company by fax or other electronic media.

In the exercise of their office, the company's administrators may not represent shares other than their own at the General Meeting of Shareholders, except in those cases of legal representation.

Inspection Rights

At least eleven per year, no later than on the first day of April of the relevant year, the General Meeting of Shareholders shall hold an ordinary session to resolve the issues concerning our reports, accounts and financial statements of the previous fiscal year, to elect the Board of Directors members and the statutory auditor and to resolve on the distribution of dividends and profits of the previous fiscal year, if any, as well as on the profits retained from previous fiscal years. The owners of our Common Shares shall be freely entitled to inspect our books and corporate records within fifteen business days prior to the meetings where year-end financial statements are to be examined

Dividends

Following approval of the financial statements, the owners of Common Share must resolve on the distribution of the previous year profits, if any, by means of resolution made with the affirmative vote of a plural number of shareholders representing a majority of the Common Shares represented at the Ordinary General Meeting of Shareholders, subject to prior recommendation from the Board of Directors and our Chief Executive Officer. According to the Colombian law and our Bylaws, we are obliged to distribute a minimum of 50% of our net profits to all the shareholders, calculated after payment of income taxes, creation of the legal reserve and other reserves, and the discharge of losses from previous fiscal years. The requirement concerning minimum dividend of 50% may be discharged through the affirmative vote of the owners of at least 78% of the Common Shares represented at the Assembly of Shareholders.

According to our Bylaws and the Colombian law, 10% of our net annual profits must be devoted to create a legal reserve until the time when such reserve reaches at least 50% of our subscribed capital. All Common Shares paid in full and outstanding by the time when dividends or other

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distributions are decreed, shall be entitled to a proportional fraction of such dividend or other distribution. Common Shares partially paid-in shall be entitled to dividends or distributions in the same proportion as paid-in, by the time when the dividend or distribution is decreed.

Payment of dividends in the form of shares requires the approval of 80% of the Common Shares present at the relevant meeting of the General Meeting of Shareholders.

Any dividends decreed on Common Shares shall be paid to the shareholders on-record, as shown on the registry of shares kept by the company, on the relevant record dates that shall initially be the same dates corresponding to the payment of dividends.

In our last Ordinary General Meeting of Shareholders, held on March 30, 2007, the shareholders authorized the payment of dividends on the Common Shares for the amount of Col$130,466 million, with respect to the fiscal year ended on December 31, 2006. Dividends thus authorized shall be paid in 4 installments, in April, July, October 2007 and January 2008. Furthermore, on March 30 2007 the Assembly of Shareholders authorized the creation of a reserve for the amount of Col$2,993.52 million to be used for the funding of dividend payments up to Col$96 per Common Share to the purchasers of the Common Shares. Such dividends shall be paid in three installments of Col$32 each, on July 18, 2007, October 18, 2007 and January 18, 2008. In the event where the subscription and payment of Common Shares occur after July 18, 2007, the date foreseen to pay the first installment on such payment dividend, only the second and third installments shall be paid. Likewise, if subscription and payment of the Shares occur after October 18, 2007, the date foreseen for payment of the second installment on the dividend, only the third installment shall be paid. See "Our Dividend Policy"

Liquidation Rights

We will be dissolved if (i) we are unable to carry out our corporate purpose, (ii) the number of shareholders is lesser than two, (iii) the favorable vote of shareholders representing more than 50% of the shares represented at the General Meeting of Shareholders shall so decide, (iv) a competent authority shall so decide, (v) losses cause our shareholders' equity to fall below 50% of our subscribed capital stock, or (vi) in certain other events expressly provided by law and in the By-Laws. Upon our dissolution, the SSPD may take-up control of the company in order to ensure continuity in the provision of electric transmission services, whether to manage the company or to wind up our affairs.

In case of liquidation, the holders of fully paid Common Shares shall be entitled to receive a proportion of the corporate assets, after due payment of our external liabilities. Holders of Common Shares partially paid-in shall be entitled to receive a share proportional to the value actually paid.

Trading Rights

Holders of Common Shares shall be entitled to freely trade our Common Shares under the terms of our Bylaws.

Preemptive Rights and Other Anti-dilution Provisions

Pursuant to the provisions of the Commercial Code, we are permitted to have an amount of subscribed capital smaller than the authorized capital stock set forth in our By-Laws. Under such system, the General Meeting of Shareholders determines the amount of our authorized capital stock. At the time a Colombian company is formed, its subscribed capital stock must represent at least 50% of the authorized capital. Any increase in the authorized capital stock or decreases in the subscribed capital stock must be approved by the affirmative vote of two or more shareholders representing a majority of the shares present at a shareholders' meeting.

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Traductor é Intérprete Oficial
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Colombian law requires that, whenever a company issues new shares of any outstanding class, it must offer the holders of each class of shares the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock of the company. These rights are called preemptive rights on the subscription of shares.

The General Meeting of Shareholders may suspend preemptive rights with respect to a particular capital increase through the affirmative vote of a plural number of shareholders representing at least a majority of the Common Shares represented at a general shareholders' meeting held to that effect.

In the event that the holders of the Common Shares approve a reduction in our capital stock by the affirmative vote of more than 50% of the Shares represented at the meeting, the portion of our capital stock represented by the Common Shares shall be reduced proportionately, provided that the Superintendency of Companies (in case of actual capital reimbursements) or the competent labor officer (in case external liabilities consist of fringe benefits) so authorize. If such approval is granted, holders of Common Shares who either voted against the capital decrease or were not present at the meeting at which the vote was taken are entitled to redeem such shares provided that such capital decrease does not lead to reduction on the share patrimonial or nominal value. The right of withdrawal must be exercised within 15 days of notice by us to the dissenting and absent holders of Common Shares, in the sense that our capital stock will be reduced.

On the other hand, acquisition of our Common Shares entails the following duties to be complied with by the Investors: (i) abide by and comply with all decisions made by our corporate bodies, (ii) abide by the provisions contained in our Corporate Bylaws and co-operate in the achievement of our corporate purpose, (iii) pay the subscribed Common Shares in the agreed terms and conditions, (iv) refrain from performing any acts that may entail conflicts of interest, (v) inform DECEVAL as to their domicile and home address or the address of their legal representatives or attorneys, for the purpose of delivering any required correspondence to the address so registered pa, (vi) co-operate with the issuer in connection to compliance of any regulations relating prevention and control of criminal activities through the securities market.

D. FULL DEMATERIALIZATION OF THE ISSUANCE.

Issuance of the Common Shares shall be fully dematerialized and deposited with DECEVAL, for the management and custody thereof. The Common Shares may not be re-materialized thereafter and therefore, upon acceptance to the Offering the purchasers expressly waive the power to request materialization of the Common Shares. Consequently, every purchaser of the Common Shares must enter into a mandate agreement with an entity authorized to participate as direct depositor in DECEVAL. Deposit and management of the Common Shares through DECEVAL shall be governed by Law 964 of 2005, Law 27 of 1990, Regulatory Decree 437 of 1992, Resolution 1200 of 1995 issued by the SFC, and every other regulation that may regulate or amend the matter, as well as DECEVAL rules of operation.

Common Shares are represented in the form of a global certificate in custody with DECEVAL and, therefore, ownership of the relevant Common Shares shall be proven by the relevant book-entry made by DECEVAL. Owners of the Common Shares shall evidence the rights represented by such book-entry through deposit certificates issued by DECEVAL in accordance with the applicable regulations and its own rules

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E. DATES FOR SUBSCRIPTION, BOOK-ENTRY AND ISSUANCE OF THE SECURITIES.

1. Subscription Date.

For all purposes, the subscription date of our Common Shares shall be the date when the relevant subscription agreement is concluded.

2. Book-Entry Date.

For all purposes, the book-entry date shall be the date when DECEVAL makes the relevant book-entry relating subscription of the Common Shares or the date of record of any transfers thereof.

3 Issuance Date.

For all purposes, the issuance date shall be the business day when the Notice of Public Offering relating the Common Shares is published on a nationwide circulating newspaper.

F. COMMISSIONS AND RELATED EXPENSES.

Subscription commissions on this issuance shall be borne by the Issuer

Investors must bear all expenses accrued on occasion of financial transactions fees (4x1000) concerning payment of the Common Shares.

Most likely, Investors must assume payment of certain commissions payable to their respective direct depositors who will serve as vehicles to create individual accounts for each Investor at DECEVAL. These commissions shall be agreed upon between the Investor and the relevant direct depositor

Acquisition or disposition of shares at the BVC by means of any stock broker firm may entitle the latter to receive payment of commissions to be agreed between the Investor and the relevant stock broker firm.

G. STOCK EXCHANGE WHERE THE SECURITIES ARE TO BE LISTED.

Our Common Shares are listed with the BVC.

H. ECONOMIC AND FINANCIAL PURPOSES OFTHE ISSUANCE.

Resources obtained from the Offering shall be devoted to fund our investment plan and to enhance our capital structure

I. MEANS TO DISCLOSE INFORMATION FOR THE INVESTORS' REFERENCE.

To the extent that we are a company registered with the RNVE in the terms of Law 964 of 2005, our relevant information for the Investors' reference is published on the SFC's website **(www.superfinanciera.gov.co)**. Our financial information, both semiannual and year-end, is also published in such website.

Any relevant fact concerning this Offering occurred during the term thereof, which in our opinion or in the opinion of the SFC, must be informed to the Offerees, shall be notified by means of

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publication on a nationwide circulating newspaper of Colombia and through suitable means of information, as appropriate.

J. TAXATION REGIME APPLICABLE ON THE SECURITIES.

1. Profits from the transfer of shares

According to the first sub-paragraph of article 36-1 of the Tax Code, hereinafter referred to as E T., profits earned from the transfer of shares are neither income nor capital gains, that is, the proportion corresponding to the shareholder on any profits retained by the company and suitable for non-taxed distribution accrued between the acquisition and transfer dates, according to the procedure set forth in paragraph 3. As to losses resulting from the transfer of shares, generally, these are non-deductible from income taxes.

Second sub-paragraph of article 36-1 of the E.T., provides that profits from the transfer of shares listed in a Colombian stock exchange and owned by the same Actual Beneficiary are neither income nor capital gains, when such transfer is lesser than ten percent (10%) of the outstanding shares in the relevant company, during the same taxable year. Therefore, the benefit of untaxed profits only applies when the number of shares disposed of by the same Actual Beneficiary is lesser than 10% of the outstanding shares.

2. Equity value of the shares

According to article 78 of Law 1111 of 2006, which in part repealed article 272 of the E.T., shares in any type of company should be declared as per their fiscal cost, taking into account that the system for integral inflation adjustments was set aside. Fiscal costs correspond to the acquisition price or to the cost declared in the precedent year, as the case may be, without prejudice of the particular modality of adjustment provided in articles 70 and 73 of the E.T.

For taxpayers obliged to use special systems for investment assessment, in accordance with the regulations enacted by control entities, the equity value shall be that resulting from those assessment methods.

3. Profits on dividends distribution

On the other hand, dividends attained by shareholders who are not individuals residing in the country or domestic companies, shall not be income nor capital gains, provided that these are profits subject to income tax payable by the company. To determine such benefit, the company distributing the concerned dividends, must deduct the basic income tax liquidated for the same taxable year from the net taxable income of the relevant year. The result shall be the maximum profits susceptible of untaxed distribution; such value may in no even exceed the amount of profits after taxes

Where taxed dividends are distributed to individuals residing in the country, in conformity with the rules above, those dividends shall be subject to source withholding at the rate of 34% (33% as from year 2008) if the beneficiary of such payment or advance is not bound to file income tax returns. Notwithstanding the foregoing, the source withholding rate applicable on dividends shall be 20% in case the individual or aggregate value of any such payments or advances in favor of individuals is equal or higher than 1 400 UVT (Tax Value Units) during the relevant taxable year (Decree 567 of 2007).

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Where taxed dividends are distributed to domestic companies or to individuals obliged to file income tax returns, the source withholding rate shall be 20% (Decree 567 of 2007).

In case of dividends corresponding to profits subject to income taxes payable by the company and which dividends are attained by non-resident or non-domiciled foreigners, the income tax rate shall be 0%. Where those dividends correspond to profits that, if distributed to residents, would have been taxed as provided above, those dividends shall be subject to a 34% rate over the payment or advance (33% as from year 2008).

4. Presumptive Income and Wealth Taxes

Finally, it is worth mentioning that the net equity value of shares held in domestic companies is not basis to calculate and determine presumptive income or Wealth Taxes, as provided in articles 189 and 295 of the E.T., respectively amended by articles 10 and 28 of Law 1111 of 2006.

K. ADMINISTRATOR OF THE ISSUANCE.

The entity in charge of the issuance administration shall be Depósito Centralizado de Valores de Colombia S.A., DECEVAL S A. DECEVAL is domiciled in the city of Bogotá and its main business offices are located in Cra. 10 No. 72-33 Torre B, 5th Floor.

DECEVAL shall be entitled to payment of the fees agreed with ourselves

DECEVAL shall hold custody and shall carry the administration and shall further serve as agent for the issuance payment Likewise, DECEVAL shall perform all operative activities concerning deposit of the issuance, including the following duties and obligations:

1. Register the Global Certificate Representing the Issuance

Shall mean the accounting record of the issuance, its custody, management and control, including control over the number of outstanding shares, the amount of Common Shares issued, placed, re-acquired, pending placement and cancelled. The global certificate so registered shall back the amount actually placed.

2. Register and enter information on:

a Individual participation of each shareholder on the rights inherent to dematerialized issuance.

b Disposition and transfer of individual rights entered on deposit accounts or sub-accounts. Registration of dispositions relating deposited rights shall be in conformity with the procedure set out under DECEVAL rules of operation.

c. Voidance of certificate rights pursuant to our instructions, in the term's set out under DECEVAL rules of operation..

d. Orders relating issuance or voidance of rights entered on deposit accounts

e Pledges and liens, for which purpose the rights' owner or owners shall follow the procedure set out under DECEVAL rules of operation. In the event where the information relating disposition or liens originates from the subscriber or the competent authority, DECEVAL shall be bound to inform the circumstance to the issuer during the business day thereafter, provided that it refers to registered securities.

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f. The outstanding balance under the book-entry mechanism.

3. Charge economic rights from the issuer.

DECEVAL shall charge all economic rights represented by book-entries in favor of the relevant beneficiaries, when these are direct depositors providing securities management services or represented by one thereof. Payment of economic rights to direct depositors which do not provide securities management services shall be in accordance to DECEVAL rules of operation.

To that effect, DECEVAL shall produce two liquidations: previous and definite. Pre-liquidation of amounts payable by us shall be submitted within five (5) business days prior to the date when the relevant draft is due. We shall verify the pre-liquidation drafted by DECEVAL and shall agree on the relevant adjustments, in case of discrepancies. Subsequently, within two (2) business days prior to the payment of dividends, DECEVAL shall submit a definite liquidation of payable amounts, for the purposes of paying any dividends decreed.

4. Submit reports to the issuer.

DECEVAL should provide us with monthly reports within five (5) business days following the relevant closing, as follows:

a. Payments made to legitimate holders of the Common Shares.

b. Outstanding balances of the issuance on-deposit.

c. Voidances made during the relevant month, as these may affect the issuance circulation ceiling.

5. Information updating

Upon our request, update the amount of the global certificate or certificates on-deposit, based on transactions involving issuance or voidance of securities, for which purpose DECEVAL shall enjoy broad powers.

6. Keep the registry of shares

DECEVAL manages our registry of shares, by making book-entries relating disposition of shares, liens and restrictions thereon. To that effect, DECEVAL must arrange a historic database containing sufficient details and easily readable. To that end, DECEVAL must register and enter information on:

a. Disposition and transfer of the Common Shares. Registration of disposition and transfers shall be in conformity with the procedure set out in DECEVAL rules of operation. When referring to special transactions, the procedure set forth in SFC External Circular No. 7 of 1998 shall apply.

b. Creation or conveyance of rights *in rem* over the shares and any other liens, for which purposes, the owner or owners of securities shall follow the procedure set out in DECEVAL rules of operation.

c. Attachments on the Common Shares. DECEVAL shall inform the court as to the attachment, within three business days following receipt of the relevant communication from us or from the competent authority.

d. Sale transactions subject to repurchase option (Repos) entered on the Common Shares.

e. Changes on the entity issuer of the shares, evidenced by means of notations made on occasion of transformation, merger or spin-off.

f. Enforcement of withdrawal rights by the shareholders owners of Common Shares.

g. Dates when payment of dividends on the Common Shares are decreed, as well as their accrual and the payment date thereof.

h. The registry of shares must reflect all transactions concerning the shares during the ex-dividend period in accordance with the terms provided in SFC External Circular No. 13 of 1998 and External Circular No. 4 of 1999, in the BVC rules, in DECEVAL rules of operation or in any other regulations amending or replacing the same.

i. Subject to prior legal review on our side, notate all transactions referred to in Circular No. 7 of 1998 issued by the Superintendency of Securities on the book of registered certificates or, upon express request from us and subject to prior legal opinion from the Legal Vice-Presidency of DECEVAL, enter all book-entry transactions on the book of registered certificates.

j. Balance of outstanding Common Shares by means of book-entry.

k Individual placement of our shares corresponding to new issuances.

L. DEMATERIALIZATION MECHANISM, OPERATION.

In the development of its duties as administrator of the issuance of our Common Shares and in accordance with its own operative rules, DECEVAL shall issue – as per request of the owners of Common Shares or the direct depositors - the deposit certificate concerning the Common Shares managed and owned by the relevant shareholder. Certificates relating the enforcement of corporate or economic rights or security interests on the securities deposited are not to be traded and are only useful to enforce the rights embodied on the concerned certificate.

In its capacity as administrator of the issuance, DECEVAL may further perform as our payment agent. Tasks concerning payment of dividends to the owners of Common Shares, and procedures for such payment, shall be as follows:

1 Calculation

DECEVAL shall calculate the payment of dividends and, to that effect, it shall take account of the rules concerning entitlement to dividends, in cash and term transactions, repo transactions, temporary transfers of securities, encumbrances, among others.

Likewise, it shall take account of the application of source withholding, according to the shareholder status. We shall be liable for effectuating any source withholding as appropriate and for compliance of the related tax obligations.

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2. Charges and Setoff

DECEVAL shall charge us with all dividends decreed. When the process for collection of dividends gives rise to cash payments, we shall pay to DECEVAL all amounts corresponding to shareholders who are direct depositors or represented by direct depositors providing securities management services.

Payment of dividends in cash or in kind over shares traded at stock exchanges is regulated under SFC External Circular No. 13 of 1998, which refers to ex-dividend period in connection to determination of dividends. In the management of Common Shares and, in the calculation of dividends DECEVAL shall apply the rules corresponding to ex-dividend period.

The amount and date to pay dividends shall be determined by the General Meeting of Shareholders; therefore, no later than one day after the relevant meeting, we shall submit to DECEVAL the relevant decision on distribution of profits, for the purposes of adequate calculation and control on the dividends.

For the purposes of dividends, DECEVAL shall produce two liquidations: previous and definite.

Pre-liquidation of amounts payable by ourselves shall be submitted within five (5) business days prior to the date when the relevant payment or advance of decreed dividends is due.

We shall verify the pre-liquidation drafted by DECEVAL and shall agree on the relevant adjustments, in case of discrepancies. Subsequently, within two (2) business days prior to the payment of dividends, DECEVAL shall submit a definite liquidation of payable amounts, for the purposes of paying dividends as decreed.

3. Control on Dividends

DECEVAL shall keep control over dividends paid and pending.

DECEVAL assumes no liability if we fail providing resources for timely payment of dividends, or for any failures or errors in the information furnished by ourselves or by direct depositors in connection to issuance orders, subscription, transfers, liens or attachments on the Common Shares delivered in deposit, including any information originating from special transactions under External Circular No 7 of 1998.

On the business day following expiry of the date provided to pay dividends, DECEVAL shall inform the holders of Common Shares and the control agencies as to any default in the payment thereof, wherever we had failed delivering the necessary resources, to thus allow the holders' exercise of the relevant actions.

4. Payment of dividends in cash and check

Pursuant to a banking network agreement DECEVAL shall administer and control the payment of dividends in cash and check, to any shareholders so requesting, including extemporary payments, that is, dividends untimely paid. We shall bear all costs relating this service, as it may be agreed with DECEVAL.

5. Payment of dividends through deposit

Pursuant to an agreement with CENIT and ACH, DECEVAL shall administer and control payments to direct depositors or to shareholders so requesting.

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6. Control on taxes and withholdings

DECEVAL shall control and record on its system, all takes and withholdings corresponding to dividend payments, pursuant to the regulations in force.

M. RIGHTS AND OBLIGATIONS OF THE SECURITIES HOLDERS.

1. Rights of the Common Shares holders.

Voting Rights

Each Common Share entitles its owner to cast one vote at any general meeting of shareholders. General meetings of shareholders may be ordinary or special. Ordinary general meetings are held at least eleven per year, no later than on the first day of April of the relevant year, in order to resolve on our reports, accounts and financial statements of the previous fiscal year; to elect the Board of Directors members and the statutory auditor; and, to resolve on the dividend policy and the distribution of profits from the previous fiscal year, if any, as well as on the matter of profits retained from previous fiscal years. The Board of Directors members are elected under the method of proportional representation.

Under the proportional representation system, each owner of Common Shares is entitled to nominate one or more members to the Board of Directors, by submitting a listing of nominees to the Ordinary General Meeting of Shareholders. Each nomination of one or more members to the Board of Directors is deemed a group for the election purposes, and each group of nominees must bear the hierarchies of preference for election of nominees in such group. All nominees must expressly consent to their nomination in writing. Following nomination of all groups, the Common Shares owners may cast one vote per each Common Share held, in favor of a given group of nominees included in a given list. No votes may be cast for specific nominees in one group, but for the entire group; the total number of votes cast on the election is divided by the number of Board of Directors members to be elected. The proportion resulting is the number of votes necessary to elect each particular member of the Board of Directors. Every time that the number of votes cast by a group of nominees is divisible by the proportion of votes, a nominee from the group shall be elected, in the relevant hierarchy order. Where no group receives sufficient residual votes to complete the required proportion of votes necessary to elect a member of the Board of Directors, then, the remaining position or positions in the Board of Directors shall be filled-in by electing the top nominee with the highest number of residual votes, until full completion of the vacant positions. In case of residue ties, the member shall be elected randomly. Under Law 964 of 2005, hereinafter referred to as Law 964, at least twenty-five percent (25%) of the Board of Directors members, that is, two principal and two alternate members must be independent members.

Special general meetings of shareholders may be held when duly called for specific purposes, at least five calendar days in advance, or without prior call, in the presence of shareholders representing the totality of shares subscribed. Quorum for both ordinary and special general meetings shall be a plural number of shareholders representing at least a majority of the shares subscribed. In absence of sufficient quorum, a second meeting shall be called, where the attendance of at least two shareholders is sufficient quorum, regardless of the number of shares represented. According to the Colombian law and our Bylaws, the Board of Directors, the Chief Executive Officer, the statutory auditor and the shareholders representing at least 20% of the subscribed capital, may call the general assembly.

Unless the law or our Bylaws require of a special majority, decisions can be made at any general assembly, through the vote of a plural number of shareholders representing a majority of the votes present at the relevant assembly of shareholders. According to the Colombian law and our Bylaws, special majorities are required to make the following decisions: (i) one vote favorable de minimum el

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70% of the Common Shares represented at the meeting to approve the issuance of shares without submission to the preemptive rights in favor of our shareholders; (ii) the affirmative vote of at least 78% of the shares represented at the meeting, to distribute profits in percentages lower than the minimum percentages set forth in the law, and (iii) the affirmative vote of at least 80% of the shares represented at meeting to approve the payment of dividends on the shares.

The shareholders may grant proxy to third parties for the purposes of representation at the general meetings of shareholders, therein indicating the proxy name, the person on whom the latter may substitute the proxy, as the case may be, and the date or time of the meeting or meetings for which the proxy is granted. Proxies may be submitted to the company by fax or other electronic media.

In the exercise of their office, the company's administrators may not represent shares other than their own at the General Meeting of Shareholders, except in those cases of legal representation.

Inspection Rights

At least eleven per year, no later than on the first day of April of the relevant year, the General Meeting of Shareholders shall hold an ordinary session to resolve the issues concerning our reports, accounts and financial statements of the previous fiscal year, to elect the Board of Directors members and the statutory auditor and to resolve on the distribution of dividends and profits of the previous fiscal year, if any, as well as on the profits retained from previous fiscal years. The owners of our Common Shares shall be freely entitled to inspect our books and corporate records within fifteen business days prior to the meetings where year-end financial statements are to be examined.

Dividends

Following approval of the financial statements, the owners of Common Share must resolve on the distribution of the previous year profits, if any, by means of resolution made with the affirmative vote of a plural number of shareholders representing a majority of the Common Shares represented at the Ordinary General Meeting of Shareholders, subject to prior recommendation from the Board of Directors and our Chief Executive Officer. According to the Colombian law and our Bylaws, we are obliged to distribute a minimum of 50% of our net profits to all the shareholders, calculated after payment of income taxes, creation of the legal reserve and other reserves, and the discharge of losses from previous fiscal years. The requirement concerning minimum dividend of 50% may be discharged through the affirmative vote of the owners of at least 78% of the Common Shares represented at the Assembly of Shareholders

According to our Bylaws and the Colombian law, 10% of our net annual profits must be devoted to create a legal reserve until the time when such reserve reaches at least 50% of our subscribed capital. All Common Shares paid in full and outstanding by the time when dividends or other distributions are decreed, shall be entitled to a proportional fraction of such dividend or other distribution. Common Shares partially paid-in shall be entitled to dividends or distributions in the same proportion as paid-in, by the time when the dividend or distribution is decreed. Payment of dividends in the form of shares requires approval by the holders of 80% of the Common Shares present at the General Meeting of Shareholders.

Any dividends decreed on Common Shares shall be paid to the shareholders on-record, as shown on the registry of shares kept by the company, on the relevant record dates that shall initially be the same dates corresponding to the payment of dividends.

In our last Ordinary General Meeting of Shareholders, held on March 30, 2007, the shareholders authorized the payment of dividends on the Common Shares for the amount of Col$130,466 million, with respect to the fiscal year ended on December 31, 2006. Dividends thus authorized shall be paid in 4 installments, in April, July, October 2007 and January 2008 Furthermore, on March 30

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2007 the Assembly of Shareholders authorized the creation of a reserve for the amount of Col$2,993 52 million to be used for the funding of dividend payments up to Col$96 per Common Share to the purchasers of the Common Shares Such dividends shall be paid in three installments of Col$32 each, on July 18, 2007, October 18, 2007 and January 18, 2008. In the event where the subscription and payment of Common Shares occur after July 18, 2007, the date foreseen to pay the first installment on such payment dividend, only the second and third installments shall be paid. Likewise, if subscription and payment of the Shares occur after October 18, 2007, the date foreseen for payment of the second installment on the dividend, only the third installment shall be paid. See "Our Dividend Policy".

Liquidation Rights

We will be dissolved if (i) we are unable to carry out our corporate purpose, (ii) the number of shareholders is lesser than two, (iii) the favorable vote of shareholders representing more than 50% of the shares represented at the General Meeting of Shareholders shall so decide, (iv) a competent authority shall so decide, (v) losses cause our shareholders' equity to fall below 50% of our subscribed capital stock, or (vi) in certain other events expressly provided by law and in the By-Laws. Upon our dissolution, the SSPD may take-up control of the company in order to ensure continuity in the provision of electric transmission services, whether to manage the company or to wind up our affairs.

In case of liquidation, the holders of fully paid Common Shares shall be entitled to receive a proportion of the corporate assets, after due payment of our external liabilities. Holders of Common Shares partially paid-in shall be entitled to receive a share proportional to the value actually paid.

Trading Rights

Holders of Common Shares shall be entitled to freely trade our Common Shares under the terms of our Bylaws.

Preemptive Rights and Other Anti-dilution Provisions

Pursuant to the provisions of the Commercial Code, we are permitted to have an amount of subscribed capital smaller than the authorized capital stock set forth in our By-Laws. Under such system, the General Meeting of Shareholders determines the amount of our authorized capital stock At the time a Colombian company is formed, its subscribed capital stock must represent at least 50% of the authorized capital. Any increase in the authorized capital stock or decreases in the subscribed capital stock must be approved by the affirmative vote of two or more shareholders representing a majority of the shares present at a shareholders' meeting

Colombian law requires that, whenever a company issues new shares of any outstanding class, it must offer the holders of each class of shares the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock of the company. These rights are called preemptive rights on the subscription of shares.

The General Meeting of Shareholders may suspend preemptive rights with respect to a particular capital increase through the affirmative vote of a plural number of shareholders representing at least a majority of the Common Shares represented at a general shareholders' meeting held to that effect.

In the event that the holders of the Common Shares approve a reduction in our capital stock by the affirmative vote of more than 50% of the Shares represented at the meeting, the portion of our capital stock represented by the Common Shares shall be reduced proportionately, provided that the Superintendency of Companies (in case of actual capital reimbursements) or the competent labor officer (in case external liabilities consist of fringe benefits) so authorize. If such approval is

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granted, holders of Common Shares who either voted against the capital decrease or were not present at the meeting at which the vote was taken are entitled to redeem such shares provided that such capital decrease does not lead to reduction on the share patrimonial or nominal value. The right of withdrawal must be exercised within 15 days of notice by us to the dissenting and absent holders of Common Shares. in the sense that our capital stock will be reduced.

2. Obligations of the Common Shares holders.

Acquisition of our Common Shares entails the following duties for the Investors: (i) abide by and comply with all decisions made by our corporate bodies. (ii) abide by the provisions contained in our Corporate Bylaws and co-operate in the achievement of our corporate purpose. (iii) pay the subscribed Common Shares in the agreed terms and conditions. (iv) refrain from performing any acts that may entail conflicts of interest, (v) inform DECEVAL as to their domicile and home address or the address of their legal representatives or attorneys. for the purpose of delivering any required correspondence to the address so registered pa. (vi) co-operate with the issuer in connection to compliance of any regulations relating prevention and control of criminal activities through the securities market.

N. OUR OBLIGATIONS.

1. To the owners of the Common Shares.

We are obliged to the following with respect to owners of the Common Shares

a. Acknowledge the Investors' right to participate in deliberations of our General Meeting of Shareholders and vote thereat,
b Pay the Investors all dividends a to which they may be entitled, subject to the law and our Bylaws,
c. Acknowledge the Investors' right to trade the Common Shares in the terms of our Bylaws.
d Allow the Investors' free examination of our books and corporate records within fifteen business days prior to the General Meeting of Shareholders where year-end balance-sheets are to be examined.
e. Acknowledge the Investors' right to a proportion of the corporate assets upon liquidation of the company and after due payment of external liabilities.
f. Acknowledge every other right provided in law and the Bylaws for legitimate holders of Common Shares.

2. To the SFC

We must keep the RNVE permanently updated by submitting to the SFC all periodic and relevant information referred to in articles 1.1.2.15, 1.1.2.16 and 1.1.2 18 of Resolution 400 of 1995 issued by the SFC. which, according to article 1.2.1 of the BVC Sole Circular must likewise be submitted to the BVC. as appropriate. within the same deadlines provided for submission to the SFC.

In particular. we are obliged to submit the following information:

a *Year-end information.* we must submit to the SFC year-end information as instructed by it. At the minimum, such information must include all documentation to be submitted to the General Meeting of Shareholders. within the deadlines set by the SFC;

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b. *Mid-period information*. we must submit to the SFC mid-period financial statements and any other information established by it, as often and in the terms and conditions instructed by the SFC Mid-period financial statements must be drafted at least every three months.

c. *Relevant information*: we must fairly, clearly, sufficiently and timely disclose to the market, through the SFC and in the manner instructed by it, all and any situation relating us or the issuance of Common Shares, as it would have been considered by a prudent and diligent expert in purchasing, selling or preserving the securities issued (the Common Shares included) or when enforcing voting rights proper of those securities.

Furthermore, we are obliged to adopt procedures aimed at the adequate knowledge of our investors, an obligation which we meet through the Placing Agents, and submit to the Unit on Financial Information and Analysis - UIAF all reports concerning suspicious transactions detected in accordance to regulations issued by the SFC on the prevention and control of money-laundering actions through the securities market.

O. TYPE OF SHARES.

We plan to offer Common Shares

P. SUBSCRIPTION PRICE, DETERMINATION OF SUBSCRIPTION PRICE AND SHARE EQUITY VALUE.

1 Subscription Price.

Subscription Price of each Common Share shall be as determined by our Board of Directors in accordance with the procedure on Construction of the Offering Book under the terms of Decree 3780 of October 1, 2007 and of this Prospectus and to be published on the Supplemental Notice of Public Offering. For a detailed description on the procedure on Construction of the Offering Book see "Chapter II – Offering and Placement Conditions" of this Information Prospectus.

2 Share equity value

Our shares' equity value is three thousand three hundred eleven pesos point zero one cent (Col$3,311.01) per share, as of September 30, 2007.

Q. PROCEDURE TO CHANGE RIGHTS PROPER OF THE COMMON SHARES AND LIMITATION TO THEIR ACQUISITION BY THE SHAREHOLDERS.

1. Procedure to change rights on the Common Shares.

Neither our General Meeting of Shareholders or our Board of Directors may disregard the rights legally vested upon the Common Shares

According to the law and our Bylaws, the General Meeting of Shareholders may, with the affirmative vote of a plural number of shareholders representing at least 78% of the shares represented at relevant meeting, resolve the non distribution of profits to our shareholders. Likewise, the Common Shares may be converted into privileged shares or into preferential dividend shares with no voting rights, through the affirmative vote of a plural number of shareholders representing a majority of the shares present or represented at the meeting.

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2. Limitations to acquire the Common Shares.

Pursuant to the laws of Colombia any person or group of persons who form part of the same Actual Beneficiary, whether directly or indirectly, may only become the Actual Beneficiary of a share equal or higher than twenty-five percent (25%) of the voting stock in a company which shares are listed in stock exchange – like it is our case – by acquiring securities to reach such percentage by means of a public offering for acquisition, as provided in Resolution 400 of 1995 issued by the SFC.

Likewise, any person or group of persons being the Actual Beneficiary of a share equal or higher than twenty-five percent (25%) of the voting stock in a stock listed company, may only increase their share in a percentage higher than five percent (5%), by means of a public offering for acquisition, as provided in Resolution 400 of 1995 issued by the SFC.

On the other hand, our administrators are also restricted under the applicable laws, in connection to the acquisition of shares.

R. CALL TO ORDINARY AND SPECIAL MEETINGS OF THE SHAREHOLDERS' ASSEMBLY.

Ordinary meetings of the General Meeting of Shareholders shall be held at the corporate domicile, within the first three months of each year, on the day, hour and place indicated in the call and, failing such call, no later than on the first business day of April. Call to ordinary sessions of the General Meeting of Shareholders must be given at least fifteen (15) business days in advance through notice published on a wide-circulation newspaper or, by written communication addressed to each of the shareholders, to the addresses on-record in our books

Special sessions of the General Meeting of Shareholders shall be held when the company's unforeseen or urgent needs so require, upon the call by the Chief Executive Officer, the Statutory auditor or the Board of Directors or, upon request to either of the above, by a number of shareholders representing at least twenty percent (20%) of the total shares subscribed. Nevertheless, the Assembly may validly meet at special sessions and without prior call, in presence of the totality of shares subscribed The relevant call shall be made at least five (5) calendar days prior to the meeting, through letter addressed to the shareholder to the latest address on-record in our books, or through publication in a nationwide circulating newspaper, therein setting forth the matters to be specially addressed.

Deliberation quorum for both ordinary and special meetings shall consist of a plural number of shareholders representing at least a majority of the shares subscribed. If a duly called General Meeting of Shareholders is not held due to lack of quorum, a new meeting shall be called to validly session and decide with a plural number of shareholders, regardless of the number of shares represented thereat. The new meeting must be held not earlier than ten (10) business days and no later than thirty (30) business days counted as from the date scheduled for the first meeting. When the Assembly holds ordinary sessions as per its own right on the first business day of April, it may also deliberate and decide validly, with a plural number of shareholders, regardless of the shares represented thereat.

Unless the law or our Bylaws require a special majority, decisions at a General Meeting of Shareholders can be made through vote of a plural number of shareholders representing the majority of votes present at the relevant meeting of shareholders According to the Colombian law and the Bylaws, special majorities are required to make the following decisions: (i) the affirmative vote of at least 70% of the Common Shares represented at the meeting to approve the issuance of shares without submission to the preemptive rights in favor of our shareholders; (ii) the affirmative vote of at least 78% of the shares represented at the meeting, to distribute profits in percentages

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lower than the minimum percentages set forth in the law; and (iii) the affirmative vote of at least 80% of the shares represented at meeting to approve payment dividends in the form of shares

S. AGREEMENTS AFFECTING THE ISSUER'S CHANGE OF CONTROL.

Following is a brief description of agreements containing restrictive clauses relating any change of control in the company:

- Subordinated Interim Credit Agreement entered into among ABN AMRO Bank, N.V. and JPMorgan Chase Bank, N.A. as lenders. ABN AMRO Bank, N.V. as administrative agent; and us, as borrowers fro an amount up to US$182 million, at Libor rate plus a 2 50% annual margin to expire on December 14, 2007. All resources raised under this credit are being used to fund one portion of our payment obligations concerning acquisition of 37 46% in CTEEP. This agreement provides a number of covenants that we are bound to comply, particularly as to any change of control in the company; the following is provided in the agreement: (i) prior to any change of control in the company we may not encumber our assets, revenues, accounts receivable or rights on our assets, or those of our subsidiaries, in order to secure any external credit of ourselves or of our subsidiaries. Upon the occurrence of a change of control in the company we may only create encumbrances expressly permitted under this agreement; (ii) in the event of change of control in the company, default of any indebtedness by the company, in an amount equal or higher than US$30 million, such default shall be deemed under certain circumstances, as an event of default to this agreement, and (iii) we may not sell our interest in any of our subsidiaries that are deemed "material" under this agreement, in such an extent that it may entail that those companies are no longer our subsidiaries
- Credit agreement entered on November 3, 2005 between BNP Paribas as lender, and us, as borrowers for an amount up to US$34 million for Tranche A and 3 million Euros for Tranche B, both at a semiannual Libor rate plus an annual 0.35% margin, for the term of 10 years counted as from the date of the agreement execution. Resources raised under such credit shall be used to fund the import of materials for the construction of substations in projects UPME 01-2003 and UPME 02-2003. As to changes of control in the company, the agreement expressly provides that in the event where the Colombian Government is the owner of less than 50% of our voting capital stock and, where the rating of our indebtedness is lesser than the ratings set forth in clause 8 2 of the agreement, the contractual obligations and term shall be accelerated and the agreement shall terminate.
- Credit agreement executed on July 17, 2006 and amended on December 1, 2006, between ABN AMRO Bank, N.V. and JPMorgan Chase Bank, N A. as lenders, ABN AMRO Bank, N.V., as administrative agent; and ourselves, as borrowers for an amount up to US$550 million, at the Libor rate plus 0 75%, 0.85% or 1 00% margins per year, to expire on July 18, 2009. This agreement provides a number of covenants that we are bound to comply, particularly as to any change of control in the company; the following is provided in the agreement: (i) prior to any change of control in the company we may not encumber our assets, revenues, accounts receivable or rights on our assets, or those of our subsidiaries, in order to secure any external credit of ourselves or of our subsidiaries. Upon the occurrence of a change of control in the company we may only create encumbrances expressly permitted under this agreement; (ii) in the event of change of control in the company, default of any indebtedness by the company, in an amount equal or higher than US$30 million, such default shall be deemed under certain circumstances, as an event of default to this agreement, and (iii) we may not sell our interest in any of our subsidiaries that are deemed "material" under this agreement, in such an extent that it may entail that those companies are no longer our subsidiaries.

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T. TRUSTS RESTRICTING THE CORPORATE RIGHTS INHERENT TO THE COMMON SHARES.

There are no trusts restricting the corporate rights inherent to our Common Shares

U. BYLAWS SHAREHOLDERS' AGREEMENTS LIMITING OR RESTRICTING THE COMPANY'S MANAGEMENT OR ITS SHAREHOLDERS.

There are no Bylaws or shareholders' agreements limiting or restricting our administrators or our shareholders.

V. RESTRICTIONS ON THE TRANSFER OF SHARES.

Our Common Shares are not subject to restrictions on their transfer and may be traded through the BVC transaction systems. See "Process required for changing the rights inherent to the Common Shares and limitations on their acquisition by the shareholders."

W. HISTORIC AVERAGE QUOTATION AND VOLUME TRADED OF OUR SHARES.

The table below shows the average quotation and the monthly volume traded of our shares as from January 2006.

Month - Year	Average Price per Share	Volume Traded
January-2006	5,885	20,325,417
February-2006	5,768	19,256,446
March-2006	5,927	10,714,261
April-2006	6,007	9,972,858
May-2006	5,315	14,401,579
June-2006	4,741	11,939,966
July-2006	5,023	5,168,074
August-2006	5,215	4,575,647
September-2006	5,138	8,460,054
October-2006	5,437	12,753,137
November-2006	5,522	9,969,532
December-2006	5,743	10,167,134
January-2007	5,732	6,048,349
February-2007	5,762	11,808,313
March-2007	5,778	10,887,967
April-2007	6,148	8,391,681
May-2007	6,562	16,083,982
June-2007	6,916	22,999,459
July-2007	7,112	16,438,577
August-2007	7,029	14,809,194
September-2007	6,909	6,289,451

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CHAPTER 2. OFFERING AND PLACEMENT CONDITIONS

A. DEADLINE TO PLACE THE COMMON SHARES AND OFFERING TERM

Deadline for placement of our Common Shares and term of the Offering shall be fifteen (15) business days. which term may be reduced as the totality of the Common Shares are placed in accordance with the process on Construction of the Offering Book described in this Prospectus, whichever occurs first, counted as from the publication date of the Notice of Public Offering.

All deadlines set forth in this Information Prospectus with respect to the Offering, expire at four on the afternoon (4:00 p.m.), Bogotá time, unless otherwise indicated in the Prospectus—Saturday, Sunday and Holidays in Colombia shall not be construed as business days when counting day-terms.

B. OFFERING MODALITY

Offering of our Common Shares shall be through public offering by Construction of the Offering Book in the primary market.

C. MEANS TO PRESENT THE OFFERING OF COMMON SHARES

Offering of our Common Shares shall be through publication of the Notice of Public Offering on a nationwide circulating newspaper in Colombia.

During the Offering term, any relevant fact concerning the Offering, which in our opinion or in the opinion of the SFC, should be notified to the Offerees, shall be so notified through publication of a notice on a nationwide circulating newspaper in Colombia, and through the relevant information mechanism, as appropriate.

D. PROCESS ON CONSTRUCTION OF THE OFFERING BOOK.

The Process on Construction of the Offering Book consists of two stages: 1. Construction of the offering book, and 2 Allocation and distribution of the Common Shares.

1. Construction of the offering book.

The Offering Book shall be open for the term of fifteen (15) business days as from the day of publication of the Notice of Public Offering. The opening and closing date and hour shall be informed to the Offerees through publication the Notice of Public Offering on a nationwide circulating newspaper in Colombia. Without prejudice of the above, we may also disclose such information through any other means of mass communication. This term shall count subsequent to the SFC authorization to the Public Offering.

The Offering Book shall be managed and constructed by the Offering Book Administrator, who shall be vested with the following responsibilities:

(i) Construct the Offering Book for the entry of demand prices received by the Placing Agents, in the terms provided in the Prospectus.
(ii) Custody the Offering Book.
(iii) Habilitate and maintain at all times proper operation of the electronic platform on which the Offering Book is to be constructed

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(iv) Train the Placing Agents as to the manner to enter demand prices daily received, on the Offering Book

(v) Monitor the process relating entry of demand prices by the Placing Agents during the Construction Period of the Offering Book.

(vi) Build-up the Offering Book in a manner that secures the information genuineness and completeness.

(vii) Arrange prices from high to low; demand prices entered by the Placing Agents indicating the consecutive number that serves to identify the demand order; the number and price of the Common Shares requested under each order.

(viii) Submit partial reports to the issuer concerning the Process on Construction of the Offering Book.

(ix) Deliver the Offering Book to the issuer, upon closing thereof

Management and construction of the Offering Book by the Administrator shall be carried in accordance to the following rules:

(i) Offerees willing to acquire Common Shares must file their demand prices by telephone communication that will be recorded on systems or, by written communication stating the receipt date and hour, between 8:00 a.m. and 4:00 p.m. on the days when the Book is open; such demands shall be transmitted to any of the Leading Placing Agents listed below or to the stock broker firms retained by them with the purpose of extending coverage to natural and legal persons other than financial institutions and entities supervised by the SFC, and as listed in the Notice of Public Offering:

Leading Placing Agent	Address	Telephone	Fax
Casa de Bolsa Corficolombiana S.A.	Calle 10 No. 4-47 21st Floor, Cali	(2)898 0600	(2) 898 2261
Interbolsa S.A.	Av 82 No. 12-18 6th Floor, Bogotá	(1)312 1177	(1) 325 6798
Corficolombiana S.A	Carrera 13 No. 26-45, Bogotá	(1) 235 8787	(1)353 9895

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(ii) Demand prices submitted by Offerees and entered by the Placing Agents prior to the Book closing shall be valid, as long as these specify the investor name, identification number (citizenship card or tax identification number - NIT), the date, number (five hundred (500) shares at the minimum) and the Common Shares price of the. In entering the orders, the Placing Agents shall assign a consecutive number to identify the demand order. Demand prices entered prior to the book closing are binding, irrevocable and unconditional. Demand prices submitted by illegible written communication shall not be valid.

(iii) The Offering Book shall be constructed on an electronic platform that the Book Administrator shall habilitate and operate by Internet. The Placing Agents who shall be given a user name and password to enter the system shall be users habilitated to enter demand prices on the Offering Book. Each Placing Agent shall have access to the Book and may enter as many demand prices as necessary, from 8 00 a.m. to 4:00 p.m. each day while the Book remains open

(iv) The Placing Agents must enter all demand prices on daily basis, therein indicating the number and price of the Common Shares to which each order refers, as well as the consecutive number identifying the demand order. The Placing Agents shall be responsible for ensuring that all demand prices entered comply with the requisites provided in the Information Prospectus and shall preserve all such demand prices or an evidence thereof.

(v) From 8:00 a.m. and 4 00 p.m. while the Book is open, the Offerees – through the Placing Agents – may exclude, modify or supplement their demand prices. The Placing Agents must enter all such modifications, exclusions or supplementations prior to the date and hour of the Book closing. In entering any modifications, exclusions or supplementations to the demand prices, the Placing Agent shall identify the demand order by the consecutive number, and shall create a new order with the amended information, to thus void the previous order.

(vi) The Placing Agents may have permanent access to demand prices entered by each thereof, but may not access the information concerning demand prices entered by other Placing Agents, except general information on the amounts of other demands.

(vii) Demand prices entered prior to the Book closing are binding, irrevocable and unconditional and shall be allocated according to the mechanism for allocation and distribution described below in paragraph 2. "Allocation and distribution of the Common Shares".

(viii) No demand prices shall be received or entered prior to the date and hour for the Book opening, or subsequent to the date and hour for the Book closing. The Issuer shall not be liable for any demand prices that the Placing Agents receive timely but which are not entered prior to the closing date and hour of the Offering Book.

(ix) As contingency plan and for the event of mass failures affecting the Internet providers, or technical failures on the Book Administrator's system which may prevent the proper functioning of the demand prices entry, the Book Administrator shall make available a Call Center line that will be informed to the Leading Placing Agents by telephone and, which these shall in turn inform to the stock broker firms subcontracted, upon the occurrence of

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any such contingencies. The Call Center shall keep records of every call (date and hour) and shall be operative during the same hours provided for reception of demand prices. Once the relevant contingency is redressed, the Book Administrator shall disable the contingency plan.

(x) On the business day following the date of the Offering Book closing, the Book Administrator shall submit the Book to the Issuer so that the Board of Directors – on the same day – resolves whether or not to formalize the Common Shares Public Offering. If formalization of the Public Offering is resolved and the Common Shares are allocated, the Board of Directors, based on the information contained in the Offering Book and according to the company's needs to fund the investment plan, shall determine the Subscription Price of each Common Share, as well as the issuance volume.

The Board of Directors shall have the power to refuse formalization of the Public Offering of the Common Shares when the price structured on the grounds of the offering book jeopardizes the share price in the secondary market or, when the number demanded is lesser than the company's needs.

(xi) The decision to formalize or not to formalize the Offering shall be disclosed on the business day following the Board of Directors meeting, through publication of the Supplemental Notice of Public Offering and through disclosure thereof as relevant information. In the event where the Board of Directors resolves formalizing the Offering, the Subscription Price of each Common Share and the issuance volume determined in accordance with the Process on Construction of the Offering Book shall be disclosed. Otherwise, the company's resolution not to formalize the Offering shall be disclosed by the same means.

(xii) Following publication of the Supplemental Notice of Public Offering, the issuer shall deliver the final information prospectus to the RNVE and the BVC, therein informing the Subscription Price and the Offering extent.

2. Allocation and distribution of the Common Shares

The process for allocation and distribution of the Common Shares shall be carried on the day when the Supplemental Notice of Public Offering is published, according to the rules below:

(i) Demand prices entered prior to the Book closing but below the Subscription Price published in the Supplemental Notice of Public Offering shall be refused.

(ii) Demand prices entered prior to the Book closing, which are equal or higher than the Subscription Price published in the Supplemental Notice of Public Offering, shall automatically be understood as irrevocable purchase orders and, therefore, as Acceptance to the Offering as from the date of publication of the Supplemental Notice of Public Offering.

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a. In the event where number of Common Shares demanded does not exceed the number of Shares offered under the Supplemental Notice of Public Offering, the totality of Common Shares shall be allocated.

b. In the event where the number of Common Shares demanded exceeds the number of Shares offered under the Supplemental Notice of Public Offering, the Common Shares shall be allocated as follows:

i Initially, the allocation will refer to individual demand prices which shares' whole numbers are lower or equal to TEN MILLION PESOS (Col$10.000.000).

In the event where the aggregate of such orders exceeds the number of Shares Offered and published in the Supplemental Notice of Public Offering, the relevant orders shall be allocated by prorating.

If the prorating outcome is lesser than 500 shares. those 500 shares shall be allocated in the demand prices chronological order, until exhaustion of the Offering

ii Following award of the Common Shares as provided above, the remaining shares, if any, shall be allocated by prorating. If the prorating outcome is lesser than 500 shares, those 500 shares shall be allocated in the demand prices chronological order, until exhaustion of the Offering.

The above-described mechanism shall serve to allocate a whole number of Common Shares, by rounding-up any tenths, to the lowest whole number.

(iii) Once the Common Shares are allocated, the issuer shall inform the Leading Placing Agents as to the demand prices allocated and entered by each thereof or by stock broker firms subcontracted by each of the Leading Placing Agents.

(iv) The Leading Placing Agents must inform the investors, whether directly or through the stock broker firms subcontracted, as to the number of shares allocated to them, on the same day when they receive the communication referred to in paragraph (iii) above. No later than on the third business day following receipt of such information, the investor shall pay in cash to the relevant Placing Agent, in Colombian pesos, the total amount corresponding to the number of Shares allocated thereto.

(v) The Placing Agents shall inform to DECEVAL as to each investor's identity and the number of shares allocated, to include the relevant notation on the registry of shares.

The Leading Placing Agents shall be responsible for: (i) complying with the Anti Money-Laundering System (SIPLA) and every other regulation concerning money-laundering prevention; (ii) collecting moneys corresponding to the price of allocated common shares (iii) transferring the total amount of common shares allocated, to the issuer, and (iv) paying any commissions agreed with stock broker firms subcontracted, thus preventing that those stock broker firms charge any commissions to their clients

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Subcontracted stock broker firms shall have the responsibilities indicated in sub-paragraphs (i) and (ii) above.

The subscription commission accrued on this issuance shall be borne by the Issuer.

The two stages in the process for Construction of the Offering Book shall be supervised by both the Auditor retained by the Offering Book Administrator, and by the Auditor retained by the Issuer.

E. SECONDARY MARKET AND VALUATION METHODOLOGY.

Our Common Shares are registered in de the BVC and, therefore, are freely-tradable through the BVC transaction systems.

The valuation methodology for the Common Shares shall be as instructed by the SFC and the BVC.

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PART II - INFORMATION RELATING THE ISSUER

CHAPTER 1. GENERAL INFORMATION

A CORPORATE NAME, LEGAL STATUS, TERM AND WINDING-UP EVENTS

We are INTERCONEXIÓN ELÉCTRICA S A. E.S.P., a mixed public utility company, incorporated by public deed No 3057 granted before the eighth Notary of Bogotá, on September 14, 1967, recorded before the Chamber of Commerce of Medellín on July 1, 1977, as a business stock company from the national level and ascribed to the MME, subject to the legal regime provided under the Domiciliary Public Services Law, the Electricity Law (Laws 142 and 143 of 1994), and registered with the RNVE as issuer of securities. We have administrative, patrimonial and budgetary autonomy and perform our activities within the scope of private law.

We will be dissolved if (i) we are unable to carry out our corporate purpose, (ii) the number of shareholders is lesser than two, (iii) the favorable vote of shareholders representing more than 50% of the shares represented at the General Meeting of Shareholders shall so decide, (iv) a competent authority shall so decide, (v) losses cause our shareholders' equity to fall below 50% of our subscribed capital stock, or (vi) in certain other events expressly provided by law and in the By-Laws. Upon our dissolution, the SSPD may take-up control of the company in order to ensure continuity in the provision of electric transmission services In such event, we would be managed by an administrator in charge of our management or of the winding-up of our affairs. Presently, we are not in liquidation or under winding-up events and, our duration term is indefinite.

Our Corporate Bylaws have been amended in several occasions The latest amendment to the Bylaws was formalized in public deed No. 580 of the Sole Notary of Sabaneta granted on May 10, 2006, and duly registered before the Chamber of Commerce of Medellín. You may consult our Bylaws in our website: www.isa.com co

Furthermore, we rely on a Code of Ethics and a Good Governance Code, both addressed to our shareholders, employees, officers and to the Board of Directors members These codes seek protection for all persons investing in the company, maintaining, among others, adequate management of the corporate affairs, and promoting timely and adequate disclosure of all corporate information.

B. SUPERVISION ON THE ISSUER

In our capacity as a public utility company we are subject to inspection and surveillance by the SSPD and to the legal regime provided in Law 142 and Law 143. Furthermore, we are subject to concurrent control by the SFC, to the extent that we are registered with the RNVE and the BVC as issuer of securities and registered company.

1. Laws and Regulations

The Colombian Constitution provides that it is the government's duty to ensure that public services are made available in an efficient manner to all of the country's inhabitants. Law 142 provides the broad regulatory framework for the provision of residential public services, including electricity and telecommunications, and Law 143 provides the regulatory framework for the generation, trading, transmission and distribution of energy Resolutions promulgated by the CREG give effect to the general principles set forth in Law 142 and Law 143.

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Law 142. Law 142 establishes that the provision of electricity and telecommunications are essential public services which may be provided by public and private sector entities. Public services companies are required to (i) ensure continuous and efficient service without monopolistic abuse, (ii) comply with the regulations that impose subsidizing lower income users, (iii) inform users regarding efficient and safe usage, (iv) protect the environment, (v) allow universal access to their services and (vi) report to the appropriate regulatory commission and the Superintendency of Public Services. Notwithstanding the foregoing, Law 142's subsidization requirement has been interpreted to apply to the provision of electricity to low-income end-users and, therefore, has not affected ourselves, because we are not engaged in electricity trading.

Law 143. Law 143 sets out the following principles for the electricity industry, which are implemented in the resolutions promulgated by the CREG and other regulatory bodies governing the electricity sector: (i) efficiency - the correct allocation and utilization of resources and the supply of electricity at minimum cost; (ii) quality - compliance with the technical requirements established in regulations affecting the sector; (iii) continuity - a continuous electricity supply without the unjustified interruptions; (iv) adaptability - the incorporation of modem technology and administrative systems to promote quality and efficiency, (v) neutrality - the impartial treatment of all electricity consumers, (vi) solidarity - the provision of funds by higher-income consumers to subsidize the subsistence consumption of lower income consumers; and (vii) equity - an adequate and non-discriminatory supply of electricity to all regions and sectors of the country.

2. Institutional Framework.

The electricity sector is under the jurisdiction of the MME, which defines the Colombian Government's policies for the energy sector. This duty is carried out in collaboration with other governmental agencies such as the SSPD, the CREG, the UPME, the MHCP, the MAVDT, the DNP, the National Operations Council and municipal and state governments. The responsibilities of such governmental agencies are described below.


Policies
Ministry of Mines and Energy
Colombian Executive
Planning
Mining and Energy Planning Unit
Regulation
CREG
Energy and Gas Regulation Commission
Ministries M&E Finance and DNP
Operation
CNO
National Operation Council
AC
Advisory Trading Committee
Control & Surveillance
Superintendency of Public Utilities
Colombian Executive

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Ministry of Mines and Energy

The MME is responsible for the overall policy-making and supervision of the electricity sector. It regulates generation, transmission, trading, interconnection and distribution and approves generation and transmission programs. Direct supervisory authority over the electricity sector is entrusted to a number of agencies under its control, including the CREG and the UPME.

CREG

The CREG is a special administrative unit with administrative, technical and patrimonial autonomy of the MME created in 1994 and whose membership consists of the Minister of Mines and Energy, the Minister of Finance, the Director of the Department of National Planning and five experts appointed by the President for four year terms. The Superintendent of Domiciliary Public Services attends CREG meetings with voice but no vote. Resolutions of the CREG require the approval of a majority of the CREG's members, which gives the expert appointees effective control over the CREG's actions. The following functions have been assigned to the CREG by Laws 142 and 143 of 1994: (i) establishing the conditions for the gradual deregulation of the sector towards an open and competitive market; (ii) approving connection and usage tariffs for the transmission and distribution of electricity; (iii) establishing the methodology for calculating tariffs for the regulated market; (iv) defining the regulated and unregulated end-user markets; (v) establishing the regulations for the planning and coordination of the operation of the STN; (vi) establishing technical criteria relating to the quality, reliability, and security of supply; (vii) defining the methodology to calculate tariffs for access and usage of electricity networks, and charges for dispatch and coordination services provided by regional dispatch centers and the CND, (viii) establishing the tariffs for electricity sale; (ix) instructing the merger of companies where any studies prove that doing so is indispensable to extend coverage and to render costs less expensive for the users, and (x) protecting the rights of consumers. The CREG performs its functions by issuing regulations.

UPME

UPME is a special administrative unit of the MME enjoying of its own patrimony, legal capacity and a special regime for contracting, personnel management, salaries and fringe benefits. It is responsible for developing and updating the National Energy Plan and the National Reference Expansion Plans. UPME is also responsible for forecasting the overall energy requirements of Colombia, planning and developing ways and means to satisfy such energy requirements, including the development of alternative sources of energy, and establishing programs to conserve and optimize the use of energy. All electricity transmission companies are required to prepare and submit relevant information to UPME upon UPME's request.

SSPD

The SSPD is a technical body enjoying of legal capacity, administrative and patrimonial autonomy. SSPD is provided for in the Colombian 1991 Constitution to exercise – upon delegation of the President of the Republic – control, inspection and surveillance over all companies providers of residential public services. Primary functions of SSPD are: (i) establishing the information and accounting systems which providers of residential public services are bound to apply, (ii) supervise and control that all entities providers of residential public services comply with Law 142, and the relevant regulations as well as any other promulgated by the Regulating Commissions, (iii) investigating any irregularities occurred with respect to companies providers of residential public services and (iv) penalizing the entities responsible for providing residential public services, on the bases of breach to the applicable regulations

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MAVDT

The MAVDT was created by Law 99 of 1993. All projects that affect the landscape or impact the environment must obtain a license from the Ministry of the Environment While other environmental authorities can issue certain licenses, only the Ministry of the Environment has the authority to issue licenses for the construction of large-scale generation projects or the electricity transmission lines forming part of the STN.

C. CORPORATE DOMICILE AND MAIN BUSINESS OFFICES.

Our corporate domicile is the city of Medellín and our business offices are located in Calle 12 sur 18 -168, Medellín.

D. MAIN CORPORATE PURPOSE

We are a Colombian company organized as mixed public utility company and, our main corporate purpose is the transmission of electricity from generation plants towards distribution networks and consumption centers in Colombia, Brazil, Peru and Bolivia. Our business of electricity transmission is carried out directly and through our subsidiaries Transelca in Colombia, CTEEP in Brazil, REP, ISA Peru and Transmantaro in Peru, and ISA Bolivia in Bolivia.

Further to our main business on electricity transmission, whether directly and through our subsidiaries and related companies we provide an extensive range of services based on our experience in the electricity industry and the capacity of our electricity transmission infrastructure; those services include (i) connection services to the STN in Colombia, (ii) telecommunication services in Colombia and (iii) operation of systems for electricity dispatch and liquidation and clearance in Colombia.

Our business activities are carried out directly and through our subsidiaries Transelca, Internexa, XM and Flycom in Colombia, ISA Capital and CTEEP in Brazil, REP, ISA Peru and Transmantaro in Peru and ISA Bolivia in Bolivia.

E. HISTORY OVERVIEW

We were established in 1967 by State-owned Colombia's main electricity generation companies, principally in order to construct, hold and administer a national electricity grid, the STN, connecting the several regional networks located around Colombia at that time. Several other companies have since that time owned and operated portions of the STN, but over the last 12 years we have owned and operated at least 70% of the transmission lines comprising the STN and have been responsible for the coordination of its operation. Until 1977, we conducted no commercial activities and were merely the legal entity through which Colombian state-owned generation companies held their shared electricity transmission infrastructure. In 1977, we entered into the electricity generation business with the construction of the Chivor hydroelectric plant, a 1,000 MW plant located in the province of Boyacá, which was Colombia's largest power plant at the time it was built. We subsequently built and operated several other plants and by 1994 we accounted for approximately 30% of Colombia's installed generation capacity. During the period from 1977 to 1994, the costs of operating and maintaining our transmission network were met by our sale of electricity generated by plants we owned at the time.

In July 1994, the Colombian Government enacted legislation to restructure the electricity sector and, eventually, privatize the government-owned entities from the electricity sector. Pursuant to Laws 142 and 143 of 1994, as amended, hereinafter referred to as Law 142 and Law 143, the Colombian electricity industry was divided into the four separate activities of generation,

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transmission, distribution and trading. Electricity transmission had not previously existed as a stand-alone commercial activity, having been conducted by ourselves and others as described above Law 143 facilitated the emergence of an electricity transmission business by permitting the provision of transmission services on a stand-alone basis and providing a price at which such services were required to be sold that would compensate electricity transmission companies for their interests in the STN and the availability of their electricity transmission assets

In connection with the establishment of a commercial electricity transmission sector, we were required by Law 142 and Law 143 to account for our electricity transmission and generation activities separately and to divest all of our electricity generation assets and operations. On January 1, 1995, we began to account for transmission and generation as separate activities and to conduct our transmission activities on a commercial basis, and began the receipt of revenues from electricity generation companies (including, at that time, ourselves) making available our electricity transmission assets comprising the STN and charging electricity traders for electricity transmitted to them over our transmission network On April 30, 1995, we ceased all electricity generation activities by spinning off all our generation assets and operations to a newly formed and independently managed corporation, ISAGEN S.A. E.S.P., hereinafter referred to as ISAGEN. Since then, our main business activities have been: transmission of electricity, operation of the SIN and management of the MEM, presently, through XM.

In 1998, we expanded our network by buying 64.99% of Transelca, the company that owned and operated the transmission network along the Atlantic Coast (north of the country), which represented 10% of Colombia's total transmission network, and also expanded our business into telecommunications as a carrier of carriers. In the same year, we received a national award for environmental management and issued registered bonds in the Colombian market for the first time in the amount of near Col$95,000 million, which were rated AAA by Duff & Phelps, hereinafter referred to as Duff & Phelps.

In 1999, the expansion of Colombia's transmission network was opened to competition through two public auctions, where we participated (UPME 01 and 02 of 1999) and were awarded the construction and operation of lines in Santander, Norte de Santander and Atlántico. In the same year, we placed with investors the last tranche of our first registered bond offering in Colombia in an amount of near Col$35,000 million and made a second bond offering in the amount of Col$180,000 million, again obtaining a AAA rating from Duff & Phelps.

In 2000, we became the first state-owned company in Colombia to conduct an initial public offering in the primary market. We offered 300 million of our privileged shares to the public in Colombia, which represented 13.34% of our capital stock, through a program called "ISA shares for everybody" *(ISA acciones para todos)*. Presently, we have no outstanding privileged shares.

In 2001, we became ISO 9001 certified for electricity transmission services and won the 2001 Colombian Award for Quality, as a reward for the high-quality of electricity transmission our services. In the same year we successfully completed a third domestic registered bond offering in the amount of near Col$130,000 million, obtaining a AAA rating from Duff & Phelps.

In 2002, we completed a second issuance of 120 million privileged shares with voting rights, under the Program "ISA *acciones para todos*". Presently, we have no outstanding privileged shares.

In 2003, through two international public bidding processes, or UPME 01 and UPME 02, we were awarded the right to build, operate and maintain a 1,000km transmission line connecting the central region of the country to the Atlantic coast region in Northern Colombia These two projects became operational in December 2006 and May 2007, respectively, and have added approximately 1,000 km to our transmission lines.

In order to fund our expansion and capital expenditures programs, in 2004, we established a new program for the issuance of registered bonds in the Colombian market in the amount of near Col$450,000 million, which was subsequently increased to Col$850,000 million. We successfully

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placed Col$587,365 million in registered bonds under this program among retail and institutional investors in Colombia.

In December, 2006 we acquired an additional 34.99% of the capital stock of Transelca from ECOPETROL, through a share exchange in which ECOPETROL received 58.925.480 of our outstanding Common Shares, then representing 5.78% of our shares.

In January 2007, our subsidiary ISA Capital successfully completed two concurrent international bond offerings in the amounts of US$354 million and US$200 million, respectively, to refinance short-term debt incurred by ISA Capital to finance the acquisition of 21.00% in CTEEP's capital stock and the purchase of additional 16.46% of CTEEP stock through a mandatory tender offer completed in January 2007.

Our expansion in Latin America began with the incorporation of ISA Peru in 2001, and together with Empresa de Energia de Bogotá, or EEB, of REP in 2002 to participate in a public bidding process for the development, construction and operation of the electricity transmission assets of Etecen and Etesur, two Peruvian state-owned electricity transmission companies. We entered the Bolivian electricity market in 2003 when we formed ISA Bolivia following our successful participation in an international bidding process for the construction and operation of five substations and three electricity transmission lines for a period of 30 years. In 2005, we entered the Central American electricity market, through our acquisition of a 12.5% equity interest in EPR. In 2006 we consolidated our presence in Peru through the acquisition of 60% of the capital stock of Transmantaro, thereby increasing our participation in the Peruvian electricity transmission market to 91.03% based on the total assets and according to data compiled by the MEMP, and entered the Brazilian electricity transmission sector with the initial acquisition of 21.00% (50.1% of the voting stock) of CTEEP and the subsequent increase of such participation to 37.46% (89.40% of the voting stock).

F. SHAREHOLDING STRUCTURE AND INFORMATION ON OUR PRIMARY SHAREHOLDERS.

1. Shareholding Structure.

Our controlling shareholder is the Colombian Government (55.87%) and our shareholders include Empresas Públicas de Medellin, hereinafter referred to as EEPPM, a Colombian public services company engaged in water distribution and electricity generation and distribution services, controlled by the city of Medellin (10.06%), ECOPETROL S.A., hereinafter referred to as ECOPETROL, the Colombian State-owned gas and oil company (5.78%), and Empresa de Energía de Bogotá, hereinafter referred to as EEB, an electricity transmission company controlled by the District of Bogotá (1.72%). Our Common Shares are traded at the BVC and are registered with the RNVE and the BVC.

The table below summarizes our capital stock structure as of December 31, 2006:

Shareholders	Number of Shares	%
State Investors	**748,515,799**	**73.44%**
The Colombian Government	569,472,561	55.87%
EEPPM	102,582,317	10.06%
ECOPETROL	58,925,480	5.78%
EEB	17,535,441	1.72%

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Private Investors	**270,751,364**	**26.56%**
Individuals	124,658,017	12.23%
Institutional Investors	114,407,313	11.22%
Legal Persons	17,126,377	1.68%
Foreign Investment	9,807,307	0.96%
ISA ADR Program	4,752,350	0.47%
Total	**1,019,267,163**	**100.00%**

2. Information on our primary shareholders.

The Colombian Government

For further information on the NATION please consult the website www.gobiernoenlinea.gov.co

Empresas Públicas de Medellín S.A. E.S.P[1].

EEPPM is a State-owned industrial and commercial enterprise, 100% of which is the ownership of the municipality of Medellín, having municipal legal capacity, administrative and financial autonomy and patrimony of its own. The enterprise is ruled by private law regulations, safe the exceptions provided in law Its corporate purpose is the provision of the following residential public services: sewage, power, gas distribution, basic switched fixed-telephone services and mobile local telephone services and other telecommunication services in the rural sector.

EEPPM holds a comprehensive investment portfolio in companies such as EPM Bogotá Aguas S.A. E.S.P., UNE – EPM Telecomunicaciones, ISAGEN, GENSA and AGUAS De URABA, among others. In the past decade, the group has entered other regional markets by means of the acquisition of shares in other companies that comprise *Economic Group EPM* (EPM Business Group). To date, EDATEL, EMTELSA, EMTELCO, ETP, EPM Bogotá, Orbitel and Colombia Móvil form part thereof, among others.

For further information on EEPPM please consult the website www.eeppm.com

ECOPETROL S.A.[2]

Ecopetrol S.A. is a public stock company according to Law Decree 1760 of 2003, ascribed to the Ministry of Mines and Energy, governed by its Bylaws formalized under Public Deed number 4832 of October 31, 2005, amended by Public Deeds No. 4302 of September 26, 2006 and No. 5139 of November 16, 2006, all granted before the Second Notary of Bogotá D.C.

ECOPETROL operates as a business company primarily engaged in business or industrial activities relating the exploration, exploitation, refinery, carriage, storage, distribution and trading of hydrocarbon, by-products and products, pursuant to private law rules and its Bylaws, safe the exceptions provided in the law (Decree 1209 of 1994).

ECOPETROL is the parent of the foreign companies named Black Gold Re Limited and Ecopetrol Oleo and Gas Do Brasil Ltda., which situation of control was recorded before the Chamber of Commerce of Bogotá.

[1] Information taken from www.eeppm.com in May 2007.
[2] Information taken from www.ecopetrol.gov.co in May 2007 and from the company's Certificate of Existence and Legal Representation issued by the Chamber of Commerce of on May 9, 2007

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For further information on ECOPETROL please consult the website www.ecopetrol.gov.co

Empresa de Energía de Bogotá S.A. E.S.P. - EEB S.A. E.S.P[3]

EEB is a public utility company, incorporated as a stock company pursuant to Law 142, enjoying of administrative, budgetary and patrimonial autonomy; its main corporate purpose is the generation, transmission, distribution and trading of power, including gas and all kinds of fuel liquids, which activities the company performs pursuant to private law rules. EEB is governed by Law 142 and Law 143, its Bylaws, the takeover master agreements and the Commercial Code.

Presently, it holds an investment portfolio in major companies of the power sector, including CODENSA (the country's largest trading company), EMGESA (the second largest generator company in Colombia), GAS NATURAL (with over one million clients from the domestic market) ISA, ISAGEN, and Electrificadora del Meta. Furthermore, as from year 2002 EEB holds a 40% interest in Red de Energía del Perú.

For further information on EEB please consult the website www.eeb.com.co

G. CORPORATE GOVERNANCE PRACTICES

We are ruled by corporate governance rules that meet the legal requirements contained in Resolution 275 of 2001 issued by the SFC and in Law No. 964, which follow regional recommendations, including the OECD's White Paper on Corporate Governance for Latin America and the Andean Development Corporation's (CAF) Corporate Governance Code. Also, in conformity with External Circular 028 of 2007 issued by the SFC, we shall make an annual report on Corporate Governance contained in the Country Code.

Independence of the Board of Directors Members

Law 964 requires the Board of Directors to be composed of at least 25% of independent directors. Additionally, Colombian law mandates that all directors exercise independent judgment under all circumstances. The composition of our Board of Directors complies with these requirements, and our Bylaws include a provision stating that Board of Directors members shall exercise independent judgment when voting a decision.

Committees of the Board of Directors

The Board of Directors has a Board Issues Committee, a New Business Committee and an Audit Committee, each of which is composed of members and alternate members of the Board of Directors. The Audit Committee was established by the Board of Directors on September 26, 2003 and the Board Issues Committee and the New Business Committee were established on April 30, 2004. These committees supervise the performance of our administrative staff in areas such as internal controls, new projects, talent development and compliance with our Good Governance Code, in accordance with Colombian corporate governance standards applicable to us

Good Governance Code

On November 15 2001 our Board of Directors adopted a Good Governance Code directed to all our shareholders, administrators and employees; this Code is in compliance with the criterion set forth in Resolution No. 275 of 2001 de the SFC. The Good Governance Code has been amended by the Board of Directors, and the last of such modifications was in October 2005 The Code seeks,

[3] Information taken from www.eeb.com.co in May 2007 and from the company's Certificate of Existence and Legal Representation issued by the Chamber of Commerce of on May 9, 2007.

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among others, to protect all those persons who invest in the company, maintaining an adequate administration of our corporate affairs, and promoting the timely and adequate disclosure of the required corporate information.

Disclosure of information

We are subject to the following obligations on periodic disclosure of information.

- CGN. We must annually submit to the CGN information relating significant changes on our accounts receivable, shareholders' accounts and assets, as well as updated financial statements together with their relevant notes.
- CGR We must annually submit to the CGR information on our accounting methods, compliance with applicable laws and regulations, our contractual policies and our organization manuals.
- SSPD. Twice per year we must submit administrative, commercial and financial information to the SSPD, including information relating capital expenditures
- SFC and BVC. We must regularly submit information to the SFC and the BVC concerning meetings of our General Meeting of Shareholders, dividends paid by us, consolidated financial statements, relevant information and quarterly financial statements and statutory auditor reports, among others.

H. OUR DIVIDENDS POLICY

We acknowledge and pay dividends in accordance with the provisions of the Colombian law and our Bylaws Our shareholders may approve the distribution of dividends, including provisional distributions, based on our annual, semiannual or quarterly financial statements. The amount of distribution shall depend on several factors such as results of our operations, legal requirements on distribution of a minimum percentage of dividends, our financial condition or the need to rely on funds, our growth estimates and other factors as our Board of Directors and the shareholders may deem relevant.

Upon approval of the financial statements at a duly called meeting of our General Meeting of Shareholders the shareholders must resolve as to the allocation of profits for distribution, if any, through decision made with the affirmative vote of a plural number of shareholders representing a majority of the Common Shares represented at the Ordinary General Meeting of Shareholders, subject to prior recommendation from the Board of Directors and our Chief Executive Officer.

The tables below show the history on payment of dividends by us to our shareholders and by our subsidiaries to ourselves, during the stated period:

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Dividends paid by us

Year ended on December 31,		
2004	2005	2006
	(Col$ in thousands of millions)	
106.731	99.395	111.880

Dividends paid to us by our subsidiaries — Year ended on December 31,

	2004	2005	2006
		(Col$ in millions)	
Transelca	12.196	5.594	21.807
Internexa	-	-	8.123
Flycom	-	-	-
XM	-	-	-
ISA Capital(*)	-	-	-
CTEEP(**)	-	-	-
ISA Peru	766	94	4.021
REP	-	15,642	-
Transmantaro(**)	-	-	-
ISA Bolivia	-	-	-

(*) Under the provisions of the Indenture regulating notes issued by ISA Capital on December 29, 2006, ISA Capital may not distribute dividends to us. Consequently, while these notes are outstanding, dividends paid by CTEEP to ISA Capital may not be distributed to us or to any of our subsidiaries.

(**) The amounts shown as dividends paid by these companies were not dividends received by ourselves or our subsidiaries and were prior to our acquisition of a 37.46% interest in CTEEP and a 60.00% interest in Transmantaro. The amounts indicated are grounded on the dividends paid by such companies to their shareholders in the stated periods, as adjusted, to reflect our current proportional share as of December 31, 2007.

According to our Bylaws and the provisions of the Commercial Code, we must distribute mandatory dividends equivalent to at least 50% of our annual net profits, calculated in conformity with the Commercial Code, or 70% of our net profits in the event where our reserves exceed 100% of our subscribed capital. This requirement concerning minimum dividend of 50% may be waived through the affirmative vote of a plural number of shareholders representing at least 78% of the Common Shares represented at the Ordinary General Meeting of Shareholders. However, the Colombian Government, our principal shareholder, has agreed to refrain from promoting or voting in favor of any decision to distribute dividends for less than the minimum mandatory dividend of 50%, during the Declaration term. See "Situation of Control - Declaration by the Colombian Government".

At each ordinary meeting of shareholders, our Board of Directors must inform the manner to allocate our net revenues from the previous year and distribute any dividends to the shareholders. Such allocation is subject to approval by our shareholders. The Commercial Code defines "annual revenues" as the year results of operations after deducting the payment of income taxes, the creation of the legal reserve and other reserves, and the discharge of losses from previous fiscal years.

According to our Bylaws and the Colombian law, 10% of our net annual profits must be devoted to create a legal reserve until the time when such reserve reaches at least 50% of our subscribed capital. All Common Shares paid in full and outstanding by the time when dividends or other distributions are ~~decreed,~~ shall be entitled to a proportional fraction of such dividend or other distribution. Common Shares partially paid-in shall be entitled to dividends or distributions in the same proportion as paid-in, by the time when the dividend or distribution is decreed.

Payment of dividends in the form of shares requires the approval of 80% of the Common Shares present at the relevant meeting of the General Meeting of Shareholders. Failing such majority, dividends in shares shall only be distributed to those shareholders who approved the proposed distribution.

Any dividends decreed on Common Shares shall be paid to the shareholders on-record, as shown on the registry of shares kept by the company, on the relevant record dates that shall initially be the same dates corresponding to the payment of dividends.

In our last Ordinary General Meeting of Shareholders, held on March 30, 2007, the shareholders authorized payment of dividends on the Common Shares for the amount of Col$130,466 million, with respect to the fiscal year ended on December 31, 2006. Dividends thus authorized shall be paid in 4 installments, in April, July, October 2007 and January 2008. Furthermore, on March 30 2007 the Assembly of Shareholders authorized the creation of a reserve for the amount of Col$2,993.52 million to be used for the funding of dividend payments up to Col$96 per Common Share to the purchasers of the Common Shares. Such dividends shall be paid in three installments of Col$32 each, on July 18, 2007, October 18, 2007 and January 18, 2008. In the event where the subscription and payment of Common Shares occur after July 18, 2007, the date foreseen to pay the first installment on such payment dividend, only the second and third installments shall be paid. Likewise, if subscription and payment of the Shares occur after October 18, 2007, the date foreseen for payment of the second installment on the dividend, only the third installment shall be paid.

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CHAPTER 2. CORPORATE STRUCTURE OF THE ISSUER

A. ORGANIC STRUCTURE OF THE ISSUER.


ISA
ORGANIZATIONAL
CHART
Board of Directors
Legal Direction
Secretary General
General Management
Corporate Control
Internal Audit Direction
Specialized Audits Direction
Corporate Image Direction
Corporate Strategy Management
Corporate Planning Direction
New Businesses Direction
Energy Transport Management
South American Region Management
Construct. and Materials Management
Administrative Management
Corporate Finance Management
Planning and Regulation Direction
Environmental and Social Direction
Operations and Commercial Deputy Manag.
Maintenance Deputy Manag.
Grid Management Direction
Commercial Management Direction
Maintenance Management Direction
Central CTE Direction (Torca)
Eastern CTE Direction (Bucaramanga)
Northern CTE Direction (Sabanalarga)
Northwest CTE Direction (Ancón Sur)
Southwest CTE Direction (Palmira)
Procurement Direction
Construction Services Direction
Project Execution Direction
Human Talent Mgmt. Direction
Information Direction
Logistics Direction
Organizational Develop. Direction
Financial Planning Direction
Financial Resources Direction
Tax Management Direction
Affiliates Management Direction
Accounting and Costs Direction

B. BOARD OF DIRECTORS

Our Board of Directors is comprised of seven members and seven alternate members, one per each member of our Board of Directors, each of whom has the full voting power of his or her related

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member in that member's absence. The members and their alternates are elected by our shareholders at the General Meeting of Shareholders by the proportional representation voting method for a one-year period, based on the knowledge, experience and leadership of the candidates. Pursuant to our Bylaws, the members and alternate members of our Board of Directors are subject to reelection or removal by our shareholders.

Under the proportional representation system, each owner of Common Shares is entitled to nominate one or more members to the Board of Directors, by submitting a listing of nominees to the Ordinary General Meeting of Shareholders. Each nomination of one or more members to the Board of Directors is deemed a group for the election purposes, and each group of nominees must bear the hierarchies of preference for election of nominees in such group. All nominees must expressly consent to their nomination in writing. Following nomination of all groups, the Common Shares owners may cast one vote per each Common Share held, in favor of a given group of nominees included in a given list. No votes may be cast for specific nominees in one group, but for the entire group; the total number of votes cast on the election is divided by the number of Board of Directors members to be elected. The proportion resulting is the number of votes necessary to elect each particular member of the Board of Directors. Every time that the number of votes cast by a group of nominees is divisible by the proportion of votes, a nominee from the group shall be elected, in the relevant hierarchy order Where no group receives sufficient residual votes to complete the required proportion of votes necessary to elect a member of the Board of Directors, then, the remaining position or positions in the Board of Directors shall be filled-in by electing the top nominee with the highest number of residual votes, until full completion of the vacant positions. In case of residue ties, the member shall be elected randomly. Under Law 964 of 2005, hereinafter referred to as Law 964, at least twenty-five percent (25%) of the Board of Directors members, that is, two principal and two alternate members must be independent members.

Some of the Board of Directors' main responsibilities are, to appoint, remove and reelect, as applicable, our Chief Executive Officer and his two alternates, to approve our labor policies, number of employees and their compensation guidelines; to approve our annual budget and our Corporate Governance Code; to present accounts, balance sheets and inventories to the General Meeting of Shareholders; to propose to the General Meeting of Shareholders the approval of discretionary reserve funds and payments of dividends, to regulate the issuance and placement of our shares and bonds; to authorize the establishment of branch offices and the sale, liquidation, transfer, disposal, or lease of our assets or property, with a value of between 5.0% and 15.0% of our market capitalization; to establish the criteria, procedures and authority which our employees must adhere to regarding contractual matters; to ensure compliance with the Governance Code and to settle claims arising from its non compliance; to present to the General Meeting of Shareholders information regarding the adoption of, and compliance with, specific measures pertaining to our governance, conduct and disclosure of information.

The Board of Directors meets at our offices, or at any other place designated by the Board of Directors, at least once a month A meeting of the Board of Directors may also be called by the Chief Executive Officer, the statutory auditor or by two members of the Board of Directors. Every call for a meeting of our Board of Directors must contain the agenda for such meeting, and the reports to be presented by the Chief Executive Officer and any other executive officers. The Chief Executive Officer may participate in the meetings of our Board of Directors, but has no vote. The Board of Directors may not deliberate nor validly adopt any decisions with less than six of its members, of which, at least three of whom must be principal members, as opposed to alternate members. Decisions shall be adopted with the favorable vote of at least five of the members present

On December 26, 2003 the Board of Directors created the Audit Committee, responsible, among others, for approving all control policies and supervising the compliance thereof; informing the Board of Directors or the General Meeting of as to any material risks that may occur in connection to the company's financial condition; submitting to the General Meeting of Shareholders the

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outcomes relating assessment of candidates for the auditor position; supervising compliance of the Good Governance Code, and settling matters concerning claims filed by the shareholders and the investors before the Board of Directors, as contemplated in our Bylaws and in the Good Governance Code.

Presently, the Colombian Government elects most members of our Board of Directors and other directive officers, therefore, in the event where the Colombian Government ceases to be our controlling shareholder, the Board of Directors members and our directive officers would change. See "Information on the Issuer's Risks".

The table below sets forth the members and alternate members of the Board of Directors as of the date of this Information Prospectus.

Members	Position held since	Alternate Members	Position held since
Minister of Mines and Energy (presently, Dr Hernán Martinez Torres)	03/06/06	Vice-Minister of Mines and Energy (presently, Dr. Manuel Fernando Maiguashca Olano)	03/27/03
Vice-Minister of Finance (presently, Dr. Gloria Inés Cortés Arango)	03/29/04	Legal Counsel to the Minister of Finance (presently, Dr. Nhora Abuchar Chamie)	03/29/04
Isaac Yanovich Farbaiarz	03/18/02	Director de Public Credit (presently, Dr. Julio Andrés Torres Garcia)	11/24/06
Jesús Arturo Aristizábal Guevara*	03/26/99	Gabriel Jaime Betancourt Mesa*	03/29/05
Santiago Montenegro Trujillo*	03/30/07	Jorge Hernán Cárdenas Santamaria*	06/11/01
Luisa Fernanda Lafaurie Rivera*	03/27/06	Luis Fernando Uribe Restrepo*	03/30/00
Orlando Cabrales Martinez	03/27/03	Andrés Felipe Mejía Cardona	03/22/01

* Independent Members as provided in Law 964 of 2005.

A brief biographical description of our Board of Directors members is set forth below

Hernán Martinez Torres

Dr. Martinez Torres is the Minister of Mines and Energy of Colombia. He is a Chemical Engineer from Universidad Pontificia Bolivariana, with graduate studies in Petroleum Management at Northwestern University in Chicago. He has worked as President of International Resources Corporation - Intercor, and as a representative of EXXON MOBIL and several EXXON MOBIL companies in Colombia. He is a member of the Board of Directors of Cartón Colombia S.A., INVERSURA, Transelca, ISA and Cementos del Caribe, and is the Representative of the President of Colombia to the National Hydrocarbons Agency.

Gloria Inés Cortés Arango

Dr Cortés Arango is the Vice Minister of Finance and Public Credit of Colombia. She had previously been appointed and served as General Director of the National Treasury in the MHCP. Dr. Cortés Arango obtained her degree in Economy from the Universidad Javeriana Dr Cortés Arango has attended several refreshing courses in management, administration, markets, finance, derivatives and operating systems, among others. She has ample experience in the private and public sectors. In the past, Dr Cortés Arango held administrative positions in Banco Extebandes de Colombia, Telestudio Ltda., Banco Tequendama and FOGAFIN. She has participated as a member

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of the Board of Directors of each of Compañia de Seguros La Previsora, CORPAVI, Pronta S.A., Compañia de Financiamiento Comercial, and Bancafé.

Isaac Yanovich Farbaiarz

Born on May 10, 1943, Mr. Yanovich obtained a degree in Industrial Engineering from the Engineering School of Universidad de los Andes, Colombia and from the Engineering School of Pittsburgh University, USA (1964). Mr. Yanovich obtained a Masters degree at the Industrial Masters MGMT in the Massachusetts Institute of Technology, USA (1966). Mr. Yanovich was a founding partner and an officer of Betainvest S.A., and has also served as president of Invesa S A, president of Lloreda Gasas S.A. and executive vice-president of Tecnoquimicas S.A In the past, Mr. Yanovich has participated as a member of the Board of Directors of each of ECOPETROL, Interbanco S.A., Internaciones S.A. He was the president of ECOPETROL from 2002 to 2006. He is a member of CTEEP's Board of Directors, and he is also a member of our Board of Directors.

Jesús Arturo Aristizábal Guevara

Mr. Aristizábal was appointed by EPPMM, to the Board of Directors of ISA. He is a Civil Engineer from the School of Mines of the Universidad Nacional de Colombia, and obtained a specialization degree in Roads and Transport. In January 2001 Mr. Aristizabál was appointed as the energy generation manager of Empresas Públicas de Medellin, where, in the past, he also occupied the positions of assistant manager and substitute general manager. Mr Aristizabál has acted as administrative manager, service manager and general manager of Empresa de Transporte Masivo del Valle de Aburrá Ltda. - Metro de Medellin; general manager of Empresa Antioqueña de Energia S.A E.S.P ; public works secretary of the State of Antioquia; president of Universidad de Antioquia; president of Politécnico Colombiano Jaime Isaza Cadavid; general manager of Empresas Varias de Medellin; general manager of Corporación Forestal de Antioquia S.A., and dean of the Schools of Economics and Civil Engineering of Universidad de Medellin Mr. Aristizabál has been a member of the board of directors and direction committees of each of Empresas Públicas de Medellin, Beneficencia de Antioquia, Empresas Departamentales de Antioquia, Empresas Varias de Medellin, Gases de Antioquia S.A., and Sociedad Antioqueña de Ingenieros y Arquitectos. Mr. Aristizábal also represents Empresas Públicas de Medellin in the Board of Directors of Isagen S A. E S P and Empresa Antioqueña de Energia S.A E S P

Santiago Montenegro Trujillo

Born on March 1, 1955, Dr. Montenegro graduated in Economics from the Universidad de los Andes, and received a master's degree in Economics from the same university. He also received a master's degree in Economics from the London School of Economics and Ph D. in Economics from the University of Oxford. Dr. Montenegro was president of the Colombian National Association of Financial Institutions (Asociación Nacional de Instituciones Financieras), director of the DNP, and an economist of the World Bank; he was also advisor to the Colombian Government for affairs related to the coffee industry, dean of the Faculty of Economics of the Universidad de los Andes Since 2007, Dr. Montenegro is the president of the Colombian Association of Pension Fund Administrators (Asociación Colombiana de Administradoras de Fondos de Pensiones y Cesantías). Dr. Montenegro is the founder of the International Summer School of the Universidad de los Andes

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and is also the author and editor of several books and publications on financial and economic topics.

Luisa Fernanda Lafaurie Rivera

Born on March 10, 1960, Mrs. Lafaurie graduated in Economics from Universidad Javeriana, Colombia, where she also obtained a master's degree in High Management and Business Administration (MBA) Mrs. Lafaurie was appointed as Minister of Mines and Energy of Colombia where she remained from October 2001 to August 2002. Mrs. Lafaurie has also served as financial and commercial advisor of Scudder Kemper - Termotasajero y Parsons de Colombia and sales officer of Carbones de Colombia S.A. She was a member of the Board of Directors of Ocensa S.A., Oleoducto Central de Colombia S.A., ISA, and ECOPETROL, among others. She is an independent consultant for implementation of corporate and finance strategies. Mrs. Lafaurie is a member of CTEEP's Board of Directors.

Orlando Cabrales Martinez

Mr. Cabrales is a Chemical Engineer from Universidad Pontificia Bolivariana and has ample experience in the oil and petrochemical industry. He has served as president and member of the Board of Directors of several petrochemical and energy companies and has also served as Minister of Mines and Energy and Minister of Economic Development of Colombia. Mr. Cabrales Martinez is the President of Polipropileno del Caribe S A. and has occupied the following positions: President of Diners Club de Colombia S.A., Founding President of Compañia de Registros Sismicos para Exploración Petrolera S.A., President of Avianca S.A., and Substitute Vice-president of ECOPETROL Mr Cabrales Martinez has been a member of the boards of directors of Carbones de Colombia S A., Monomeros Colombo Venezolanos, Colgas S.A., Promigas S.A., Vikingos de Colombia S.A., Invercrédito S.A., Surtigas S.A. de C.V., Gases del Caribe, Terpel-Bucaramanga S.A., Banco Santander Colombia S.A., Petroquimica del Atlántico, Unial S.A., Redes de Colombia S.A., Sismocol S.A., Leasing Arfisa. Proelectrica Ltda., Ingeser de Colombia S.A., PETRONOR-Petróleos del Norte S.A., Americatel Colombia S.A., Asociación Colombiana de Industrias Plásticas (ACOPLASTICOS), Instituto de Fomento Industrial, ISAGEN, CORELCA, Fondo FEN Colombia, Empresa Colombiana de Carbón S.A. (ECOCARBON), Valores Bavaria S.A., Corporación Financiera del Norte S.A , Sofasa S.A., Avianca S.A., El Espectador S.A., Colombiana de Seguros S.A. (COLSEGUROS), Algranel S.A. and Aires S.A.

Manuel Fernando Maiguashca Olano

Mr. Maiguashca is an Economist from College Station Texas A&M University with a specialization degree on Government. Management and Public Affairs from Universidad Externado de Colombia and Columbia University. Since January 2003 he occupies the position of Vice-Minister of Mines and Energy at the MME. Among others, he has occupied the following positions: Finance Consultant to CITILAN (Buenos Aires - Argentina); Founder partner and General Manager of MeQuedo.com; Vice-President of Altima Capital Management (Risk Capital Fund); Special Project Counsel at the Ministry of Finance and Public Credit. Mr. Maiguashca is a member to the Boards of Directors of ISAGEN, ISA, Financiera Energética Nacional (FEN), ECOPETROL, METROCALI, to the UPME Directive Committee, Advisory Committee to EMCALI (Representative of the President), and to the Directive Council of Instituto de Planificacion y Promoción de Soluciones Energéticas (IPSE).

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Nhora Abuchar Chamir

Mrs. Abuchar obtained her Law degree from Universidad de Medellín and attended specialization courses on Economic Law, at Universidad Externado de Colombia. She worked at INDERENA as chief of the General Services Division from October 1984 until June 1985; she was the Manager of the Bogotá branch of Constructora de Cocinas Limitada (1984-1985); General Manager of APV Fabricando Limitada (1985-1995) and, thereafter she undertook independent professional practice (1997-1998). Presently, and since November 1998 Mrs Abuchar is a counsel to the Office of the Minister of Finance and Public Credit and has often served as Acting General Secretary of the MHCP.

Julio Andrés Torres García

Mr. Torres obtained his degree on Systems Engineering and Computers from Universidad de los Andes; Finance Specialization from Universidad de los Andes; Master's on Business Management from Kellogg Graduate School of Management Evanston, Northwestern University and Master's degree on Public Management from Kennedy School of Government Cambridge, Harvard University. Since April 2006 Mr. Torres serves as Director General of Public Credit and Treasury at the MHCP. Mr. Torres has served as representative of the Government Business Line at UNISYS CORPORATION; Vice-President of Emerging Markets in the Capital Market Division of J.P Morgan Chase Bank New York; consultant on infrastructure public projects on Emerging Markets at Diligo Advisory Group, LLC Miami and Bogotá, and professor in several Universities.

Gabriel Jaime Betancourt Mesa

Born on March 31, 1960, Mr. Betancourt obtained his degree on Civil Engineering from Universidad de Medellín and a specialization degree on Information Systems, from Universidad EAFIT and a Management specialization degree from Universidad Pontificia Bolivariana. Mr. Betancourt served as Planning Chief at Turantioquia (1983-1984) and, since 1984 he entered Empresas Públicas de Medellín where he occupied several positions such as Head of the Pre-habilitation Department, Head of the Warehouse Control Department, Co-ordinator of the Organizational development Unit in the Power Distribution Management, and Assistant Manager on Administration and Finance. Presently he is the Manager of Power Distribution and, in December 2000 he served as Acting General Manager of EEPPM.

Jorge Hernán Cárdenas Santa María

Mr. Cárdenas obtained his degree on Industrial Engineering from Universidad de los Andes and obtained a Masters' degree in Economics from the University of Minnesota and a Masters' degree of Science in Management - MIT Sloan School. He was granted a Fulbright scholarship. She has occupied positions like Dean of the Management School in Universidad de los Andes; Special Counsel to the Secretary General of the Organization of American States (OAS), Presidential Advisor for the State Modernization, General Vice-principal of Universidad Nacional de Colombia, CID Director at Universidad Nacional and Head of the Special Division of Regional Corporations from the Colombian National Department of Planning (DNP).

Luis Fernando Uribe Restrepo

Attorney-at-Law graduated from Universidad Pontificia Bolivariana (Medellín). Specialization degree on Economic Law from Universidad del Rosario (Bogotá). Finance Law from Universidad de los

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Andes (Bogotá), and International Law Studies (LLM – Master of Law) from American University in Washington D.C. Presently, he serves as Dean from the Law and Political Sciences School in Universidad Pontificia Bolivariana. He has served as professor at Universidad Pontificia Bolivariana, Universidad de los Andes, Universidad del Rosario and Universidad Externado de Colombia; Legal Counsel, Secretary General and President to the National Commission of Securities (*Comisión Nacional de Valores*) presently, the Superintendency of Finance; Legal Secretary to the Office of the President of the Republic; President of Bolsa de Medellín S.A., President of Fundación para el Progreso de Antioquia (PROANTIOQUA). Dr. Luis Fernando Uribe has been a member to the Boards of Directors of Fondo de Garantías de Instituciones Financieras (FOGAFIN), Depósito Centralizado de Valores de Colombia S.A. (DECEVAL S.A.), Cadena de Almacenes Colombianos S.A. (CADENALCO S.A.), among others. Presently, he is member of the Boards of Directors of ISA and ISAGEN

Andrés Felipe Mejía Cardona

Economist graduated from the University of Michigan, Ann Arbor. He attended Magister studies on Management at Universidad EAFIT; Diploma on Strategic Management from Universidad de Barcelona, and Diploma on High Management from Universidad de los Andes. Presently he is the General Manager of Mecánicos Unidos S.A. He is a member to the Board of Directors of Federación Colombiana de Industrias Metalmecánicas (FEDEMETAL), Empresa Departamental de Telecomunicaciones S.A. E.S.P. (EDATEL), Pensiones y Cesantías Protección S.A. (PROTECCION S.A.), Compañía de Financiamiento Comercial Sufinanciamiento S.A. (SUFINANCIAMIENTO S.A.), Isagen S.A. E.S.P. (ISAGEN) and Interconexión Eléctrica S.A. E.S.P (ISA).

The aggregate amount of compensation paid by us during the fiscal year ended December 31, 2006, to our directors and executive officers was Col$2,210 million. All members of the Board of Directors, including those who are public officials, receive three SMLMV for attending each meeting of the board as compensation for their services.

C. MECHANISMS ADOPTED TO SECURE INDEPENDENCE

Law 964 requires the Board of Directors to be composed of at least 25% of independent directors. For the purposes of such law, it is understood that an independent person shall in no event be:

1. An employee or director of the issuer or of any of its affiliates, subsidiaries or controlling companies, including persons who may have held such capacity during the year immediately precedent to their designation, unless it refers to the reelection of an independent person.

2. Shareholders who, whether directly or by virtue of an agreement direct, instruct or control most of the entity's voting rights or determinant on the majorities of the entity's management, directive or control bodies.

3. A partner or employee or associations or companies which provide consulting or advisory services to the issuer or to companies pertaining to the same business group, where their income derived from such activities represents twenty percent (20%) or more of their operative revenues.

4. An employee or director of foundation, association or company that receives major bequests from the issuer.

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Major bequests shall mean those representing more than twenty percent (20%) of the total bequests received by the relevant entity.

5. Administrator of an entity which board of directors comprises a legal representative of the issuer.

6. A person who receives remuneration from the issuer other than fees as member of the board of directors, of the audit committee or of any other committee created by the board of directors.

Additionally, Colombian law mandates that all directors exercise independent judgment under all circumstances. The composition of our Board of Directors complies with these requirements, and our by-laws include a provision stating that members of the Board of Directors shall exercise independent judgment when voting a decision.

D. RELATION OF THE BOARD OF DIRECTORS MEMBERS WITH THE COMPANY OR RELATED COMPANIES

Neither of the Board of Directors members is engaged in labor basis with ourselves or with any of our subsidiaries to perform additional positions.

The following principal and alternate members of our Board of Directors are in turn members of the board of directors in some of our subsidiaries, as shown below.

Name	Board of Directors
Isaac Yanovich Farbaiarz	Principal member, ISA Board of Directors Member to CTEEP board of directors
Santiago Montenegro Trujillo	Principal member, ISA Board of Directors Member to REP board of directors Member to the board of directors of Consorcio TransMantaro
Luisa Fernanda Lafaurie Rivera	Principal member, ISA Board of Directors Member to CTEEP board of directors
Orlando José Cabrales Martinez	Principal member, ISA Board of Directors Member to CTEEP board of directors Member to Transelca board of directors
Julio Andrés Torres Garcia	Alternate member, ISA Board of Directors Principal member Internexa board of directors
Jorge Hernán Cárdenas Santamaria	Alternate member, ISA Board of Directors Principal member, ISA Bolivia board of directors
Andrés Felipe Mejia Cardona	Alternate member, ISA Board of Directors Principal member, Flycom board of directors Principal member, XM board of directors

E. EXECUTIVE OFFICERS.

Our Chief Executive Officer is elected by the Board of Directors. The other executive officers listed below are selected by the Chief Executive Officer. The table below sets forth our executive officers as of the date of this Information Prospectus:

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Name	Position	Position held since
Luis Fernando Alarcón Mantilla	Chief Executive Officer	01/07
César Augusto Ramirez Rojas	Corporate Strategy Manager	06/05
Carlota Maria Nicholls Estrada	Administrative Manager	06/05
Julián Cadavid Velásquez	Energy Transport Services Manager	02/07
Guillermo Márquez Moreno.	Construction and Materials Manager	02/07
Carlos Alberto Rodriguez	Corporate Finance Manager	04/07
John Byron Pérez Diez	Corporate Auditor	12/06
Juan David Bastidas Saldarriaga	Secretary General	06/05

A brief biographical description of our executive officers is set forth below:

Luis Fernando Alarcón Mantilla

Born on August 10. 1951, Mr. Alarcón obtained a degree in Civil Engineering from the Engineering School of Universidad de Los Andes. Colombia (1975), and received a master's degree in Civil Engineering (systems of hydraulic resources) from the Massachusetts Institute of Technology (1979). He participated in the Advanced Program of the University of Oxford (1995). Mr. Alarcón served as the Minister of Finance of Colombia from May 1987 to August 1990. Colombia's representative at the Inter-American Development Bank. where he was executive director from September 1990 to June 1991, and president of Flota Mercante Grancolombiana (1991-1997). President of Comunican Multimedios (2000) and President of Asofondos (2001-2007) Before his engagement with the company as Chief Executive Officer. Mr. Alarcón served as chairman of our Board of Directors for five years. Presently. Mr. Alarcón is the chairman of all our subsidiaries' boards of directors.

César Augusto Ramirez Rojas

Born on July 30. 1956. Mr. Ramirez graduated in Electrical Engineering from the Engineering School of Universidad Nacional de Colombia (1979), he received a master's degree in Operational Investigation from the University of Strathclyde (1986), and he also received a post-graduate degree in Quality Management from Universidad EAFIT. Mr. Ramirez's professional career with us began in 1980 as an engineer, where he held many positions. such as officer of sectoral relationships. head of the Department of Energetic Planning. head of the Planning Department and Administrative Manager. He has been our Manager of Corporate Strategy since 2005 Mr. Ramirez is also a member of CTEEP's, REP's and Transmantaro's Board of Directors.

Carlota Maria Nicholls Estrada

Born on May 3, 1958. Ms Nicholls is an Industrial Engineer from Universidad de Antioquia (1985), with a specialization in Energy Economics from Instituto Argentino de Economía Energética (1988) and a Master's Degree in Development of Hydraulic Resources from Universidad Nacional de Colombia (1992). Ms. Nicholls joined us in 1982 as an Assistant Engineer and has been the Head of Generation Planning Analysis. Head of Investment Analysis Department. and Strategy and Development Manager.

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Julián Cadavid Velásquez

Born on November 29, 1962, Mr. Cadavid is an Electrical Engineer from Universidad Pontificia Bolivariana and is currently enrolled in the Top Management Program at Universidad EAFIT. Mr. Cadavid Velásquez joined us in 1986 as Maintenance Engineer for the Northwestern Region. He has since worked as Coordinator of the Control Room at the Energy Control Center, Director of the Northwestern Energy Transmission Center, and Maintenance Manager and Deputy Maintenance Manager of the Energy Transport Office of our affiliate REP

Guillermo Márquez Moreno

Born on June 14, 1956, Mr. Márquez is an Electric Engineer from Universidad de los Andes, graduated in 1981. He has been working with us since 1983, initially, as engineer in the area of power transmission planning (1983-1985); afterwards, as engineer in the area of substations construction (1985-1986) in his capacity as specialist in substations design (1986-1993) and as project director (1993-1996). From 1996 to 2007 he occupied several executive positions in the company, including areas such as Projects, Tenders and Bids and, most recently, New Business in Brazil. Mr Márquez was designated Infrastructure Project Manager in February 2007

Carlos Alberto Rodríguez López

Born on March 18, 1967, Mr. Rodriguez graduated in Economics from Universidad de los Andes (1990). He also received a master's degree in Economics (1991) and a post-graduate degree in Private Finances (1992) from the same university. He was department manager and senior economist for the Central Bank of Colombia *(Banco de la República)* from 1990 to 1998, associate and senior vice president of European sales for Lehman Brothers Inc. from 1998 to 2002, General Director of Public Credit and National Treasurer of the MHCP until 2004 and vice-president of market development of the BVC from 2004 to April 2007, date on which he joined us as Corporate Finance Manager

John Byron Pérez Diez

Born on February 14, 1967, Mr. Pérez is a Public Accountant from Universidad de Medellin. Before joining us, Mr. Pérez worked as Corporate Auditor for C I. Banacol S.A and also participated in the audit departments of Orbitel and Pricewaterhouse Coopers.

Juan David Bastidas Saldarriaga

Born on January 5, 1968, Mr. Bastidas is a lawyer from Universidad Pontificia Bolivariana (1989) and obtained a specialization degree on Business Law from the same University (1990). In 1993 he obtained an MBA degree from New York University and a specialization degree on International Businesses from Universidad EAFIT. He joined us as Assistant Secretary General in April 1996. Mr. Bastidas worked with the finance manager as substitute director of the project "*ISA acciones*

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para todos" in 2000 and as Coordinator of the financing and debt management team. Between 1994 and 1995. Mr. Bastidas worked at Banco Industrial Colombiano as lawyer in charge of international businesses.

F. STATUTORY AUDITORS

Our Statutory Auditor is the firm PricewaterhouseCoopers Ltda. which designated Carlos Enrique Gordillo Bolaños as principal statutory auditor and Sandra Milena Mejia as alternate statutory auditor. A brief biographical description of our statutory auditors is set forth below.

Carlos Enrique Gordillo Bolaños

Mr Gordillo is a Public Accountant from Universidad Central de Bogotá holder of professional card No. 33537-T; he attended training programs on Business Development Skills. Management and Control. Economy Globalization, US-GAAP and International Rules, among others. He engaged PricewaterhouseCoopers Ltda on July 1, 1988 and has worked over 19 years in audit fields. Mr Gordillo's audit experience has been acquired at ISAGEN, Grupo Noel, Productos Familia. Credibanco Visa, Orbitel, Compañía Eléctrica Sochagota. Empresa de Energía de Pereira. Empresa Acueducto de Bogotá, Nokia, Royal & Sun Alliance, Grupo Ardila Lulle. Grupo Inversión Nacional de Chocolates and Novartis, among others.

Sandra Milena Mejia

Mrs. Mejía is a Public Accountant from Universidad de Medellín holder of professional card No. 82617-T; she attended training programs on availabilities. payable and receivable accounts, inventories. property, plant and equipment, inflation adjustments, control assurance methodology: internal control, taxation, Team Asset technology, Team Asset Basic Concepts, Analytical Reviews. Courses attended: finance law. finance risks, investment assessment and accounting, IFRS. She joined PricewaterhouseCoopers Ltda on September 1, 2001 after 5 years of audit expertise and currently serves as Senior Officer in the Assurance division of PricewaterhouseCoopers. The following are some of the companies where she has served as statutory auditor: Industrias Alimenticias Noel, Tecniagro S. A., Litoempaques. Eade S. A. E.S.P. Flycom. Internexa, Incolmotos. Productos Familia. Prodenvases Crown S.A. Dinamica I.P.S, Central Hidroeléctrica de Caldas, Empresa de Energía del Quindío, Colombit, Empresa de Energía de Pereira, Gases del Quindío.

G. SHAREHOLDING BY BOARD OF DIRECTORS MEMBERS AND EXECUTIVE OFFICERS IN THE ISSUER

As of September 28, 2007 the following members of our Board of Directors hold a shareholding in our capital stock: Orlando Cabrales Martínez, 26.265 shares; Luisa Fernanda Lafaurie Rivera, 9.543 shares; Jorge Hernán Cárdenas Santamaría, 33,603 shares; and Yanovich and CIA. S C S, 5,280 shares; and the following are executive officers owners of shareholding in our capital stock: Carlotta María Nicholls Estrada, 1,059 shares. Guillermo Márquez Moreno con 692 shares; César Augusto Ramirez Rojas con 11,958 shares, Julián Cadavid Velásquez, 4,303 shares; Robinson Toro Castaño, 5,184 shares; Jairo Alberto Alzate, 4,359 shares; Soraya Naranjo Betancourt, 5,005 shares; Jorge Ivan Lopez Betancourt, 2,739 shares; Jose Alberto Lopez Acevedo, 8,200 shares; Germán Ortiz Plata, 15,692 shares; Alberto Mauricio Bernal Latorre, 6,641 shares; Edgar Enrique Díaz Henao, 5,540 shares; Andres Villegas Ramelli, 7,801 shares and Luis Carlos Villegas Rodriguez, 1,158 shares.

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H. AGREEMENTS OR PROGRAMS TO ALLOW THE EMPLOYEES' SHAREHOLDING IN THE ISSUER'S CAPITAL STOCK.

There are no agreements or programs allowing our employees to own shareholding in our capital stock. According to the Good Governance Code, our employees may not purchase or sell, or recommend third parties to purchase or sell securities in the company when they are in possession of corporate material information not yet disclosed to the public.

I. SITUATION OF CONTROL

Pursuant to articles 260 and 261 of the Commercial Code, amended by Articles 26 and 27 of Law 222 of 1995, we are subject to control by our controlling shareholder, the Colombian Government, to the extent that it holds, directly, more than fifty percent of our outstanding capital represented in voting Common Shares, as shown in the table below concerning the capital stock shareholding as of December 31, 2006:

Shareholders	Number of Shares	%
State Investors	**748,515,799**	**73.44%**
The Colombian Government	569,472,561	55.87%
EEPPM	102,582,317	10.06%
ECOPETROL	58,925,480	5 78%
EEB	17,535,441	1.72%
Private Investors	**270,751,364**	**26.56%**
Individuals	124,658,017	12.23%
Institutional Investors	114,407,313	11.22%
Legal Persons	17,126,377	1.68%
Foreign Investment	9,807,307	0.96%
ISA ADR Program	4,752,350	0.47%
Total	**1,019,267,163**	**100.00%**

Declaration by the Colombian Government.

On December 15, 2000, the Colombian Government acting as controlling shareholder, signed a Declaration, hereinafter referred to as the Declaration, aimed at protecting minority shareholders*, whereby the Colombian Government undertook voting in favor of the following issues, among others

- *Information Policy:* The company should establish and maintain a center for provision of information to the shareholders, to make available to the shareholders, on quarterly basis, all financial information as well as every other information as the company management shall prepare from time to time to make available among the shareholders.

* For the purposes of the Declaration, minority shareholders mean all those shareholders owners or actual beneficiaries of privileged shares individually representing maximum 15.00% of the privileged shares and any person owner or actual beneficiary of common shares individually representing maximum 1.00% of the outstanding common shares during the term of the concerned privileged shares, or all those shareholders owners or actual beneficiaries of common shares individually representing maximum 3.00% of the outstanding shares, once the privileged shares become common shares. Presently, we have no outstanding privileged shares as all those privileged shares became common shares on December 31, 2002.

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- *Dividends*. Clear policies relating dividends distribution, whereby we must distribute to our shareholders the minimum percentages provided in the law, after due payment of taxes, creation of the legal reserve and discharge of losses from previous years

- *Meetings of the General Meeting of Shareholders*. The Colombian Government undertook:

  (i) submitting to consideration of the Assembly and voting any modifications as necessary to our Bylaws to permit the call of special meetings of the Assembly General as per request of a number of shareholders representing at least 20% of the total subscribed shares.

  (ii) submitting to consideration of the Assembly and voting in a such a manner that every activity, deliberation or decision relating the matters listed below should be adopted by the Assembly General through the affirmative vote of a plural number of shareholders representing minimum 65% of the shares subscribed. Otherwise, the Colombian Government should vote against the relevant decision:

    a. amendment to our shareholding capital, issuance of shares, the obligation of converting debentures which may represent capital contribution by minority shareholders in excess of 2 SMMLV, into shares
    b. terms and conditions of the relevant rules for issuance and placement of shares, as well as any decision relating shares issuance and offering under capitalization processes or without submission to preemptive rights. Nevertheless, failing such majority, the Colombian Government must call a second General Assembly where an ordinary majority shall suffice if the mentioned special majority is not reached
    c changes on the dividend policy as described in the Declaration.
    d. payment of dividends in shares to minority shareholders.

  (iii) submitting to consideration of the Assembly and voting in a such a manner that the sale, liquidation, transfer or disposition or lease of our properties or assets, in one single transaction or related transactions exceeding 15.00% of our market capitalization, or the sale or transfer of all or part of the company's commercial establishment, whether in one single transaction or related transactions, in the term of 12 calendar months, requires approval by the General Meeting of Shareholders through the affirmative vote of a plural number of shareholders representing 70% of the shares subscribed. Failing such majority, the concerned decision can be adopted by the simple majority of the total shares subscribed, but any absent or dissenting minority shareholders shall be entitled to withdrawal or sale, as referred to herein below.

1.1.1. *Board of Directors* The Colombian Government undertakes including in the listing of candidates to the Board of Directors, a person designated by mutual agreement by the 10 minority shareholders holding the largest shareholding, provided that the aggregate shares held by minority shareholders is lesser than 15% of our voting shares

- *Special majorities at the Board of Directors*. The Colombian Government undertakes submitting to consideration of the Assembly and voting in such a manner that in any of the events listed below, the Board of Directors shall deliberate with the attendance of at least

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6 of its members and the relevant decisions must be adopted with the affirmative vote of at least 5 of the attending members:

(i) the sale, liquidation, transfer or disposition or lease of our properties or assets, in one single transaction or related transactions exceeding 5.0% and up to 15.00% of our market capitalization, or the sale or transfer of all or part of the company's commercial establishment, whether in one single transaction or related transactions, in the term of 12 calendar months.

(ii) the realization of investments in other companies or associations, as well as the realization of investments by our subsidiaries, regardless of the investment being realized in one single transaction or related transactions, in the term of 12 calendar months, when the investment amount exceeds five 5.0% of the company's market capitalization.

(iii) transactions with affiliates exceeding 20,000 SMMLV.

- *Transactions with Affiliates* Any acquisition of assets and services involving our controlling shareholders or their parent companies, affiliates or subsidiaries shall be entered under market conditions. The acquisition of assets and services among this type of companies, in excess of 20.000 SMLMV must be approved by our Board of Directors.
- *Right of Withdrawal and Sale* In the event of exercising the right of withdrawal pursuant to Law 222 of 1995 by a number of minority shareholders representing minimum 5% of our outstanding shares, those shareholders shall be entitled to sell their share to the Colombian Government provided that the latter has affirmatively voted the decision which jeopardized the minority shareholders' economic rights.

The Declaration shall be in force until December 2010 In the event where the Colombian Government resolves disposing of its shareholding to any third party, the Colombian Government agrees on transferring the obligations contained in the Declaration to the relevant third party.

The obligations and commitments undertaken by the Colombian Government under the Declaration shall terminate and cease to be effective upon the occurrence of either of the following events: (i) the Colombian Government as well as a number of the minority shareholders representing more than the majority of the total shares owned by the minority shareholders, consenting to such termination, and (ii) in the event of winding-up, liquidation or take-over by a control body.

J. SUBSIDIARIES

Our business activities are conducted directly and through our subsidiaries Transelca, Internexa, XM and Flycom in Colombia, ISA Capital and CTEEP in Brazil, REP, ISA Perú and Transmantaro in Peru and ISA Bolivia in Bolivia. The table below shows our ownership structure and the share percentage in each of our subsidiaries:

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EEPPM
10.06%
ECOPETROL
EEB
1.72%
OTHER
26.37%
ISA
XM
TRANSELCA
REP.
ISA
PERU
28.07%
TRANSMANTARO
ISA
BOLIVIA
ISA
CAPITAL
INTERNEXA
FLYCOM
CTEEP
89.40% CS

CS = Common Shares
PS = Privileged Shares
TC = Total Capital

1 We own 60.00% of REP's capital stock, 30.00% of which is directly owned by ourselves and Transelca holds the remaining 30.00%.

2. We own 82.93% of ISA Peru's capital stock, 28.07% of which is directly owned by ourselves and Transelca holds the remaining 54.86%.

3. Transelca and Internexa hold 48.99% and 0.01%, respectively, of ISA Bolivia's capital stock.

Transelca S.A. E.S.P.

Transelca IS a public utility company domiciled in the city of Barranquilla exclusively engaged in electric power transmission. Ranked after ourselves, Transelca is the second largest company involved in electricity transmission and is the owner of 8.4% of the STN. We hold directly 99.99% of Transelca's capital stock and, in 2006 we received dividends on such shareholding amounting to Col$21,807 million, which, divided by the book value of our share in Transelca equals 4.10%. In 2006 Transelca's results were Col$26,606 million and its capital stock and reserves amounted to Col$180,974 million and Col$47,538 million, respectively.

Internexa S.A. E.S.P.

Internexa is a public utility company, domiciled in the city of Medellin, which principal activity is the management, trading and provision of telecommunication services with expertise in carrying

national and international signals from leading telecommunications companies delivering long-distance, value added, Internet, mobile communications, and cable television services, among others. As operator of the largest and best capacity network (fiber optics, microwave, and satellite) system in the country, Internexa is the only entity in the Colombian market exclusively dedicated to the business of carrier of carriers, which allows it to offer total coverage and high availability and reliability indexes. We hold directly 99.99% of Internexa's capital stock and, in 2006 we received dividends on such shareholding amounting to Col$8,123 million, which, divided by the book value of our share in Internexa equals 8.16%. In 2006 Internexa's results were Col$17,661 million and its capital stock and reserves amounted to Col$25,648 million and Col$903 million, respectively.

At their meetings of July 31, 2007 Internexa's and Flycom's Boards of Directors resolve undertaking a merger process under our business strategy to reach leadership and recognition as the largest power and data carrier in Latin America. Their decision is grounded on our recent strategic analysis, wherein the approach and consolidation of businesses in the field of power, telecommunication and gas wholesale carriage, both domestically and internationally, is recommended. The above merger shall not affect the normal provision of services to customers of such two companies and we expected to continue with the quality levels and availability as agreed for the various telecommunication solutions

XM Compañía de Expertos en Mercados S.A. E.S.P.

XM is a public utility company, domiciled in the city of Medellin dedicated to the (i) administration of the electricity dispatch in the STN through the CND; (ii) administration of the MEM, including the operation of the MEM's spot energy market settlement and clearance functions; and (iii) settlement and clearance of charges for the use of the STN. We hold directly 99.73% of XM's capital stock. In 2006 we received no payment of dividends from XM, its results were Col$1,269 million, and its capital stock and reserves amounted to Col$14,829 million and Col$29 million respectively.

Flycom Comunicaciones S.A. E.S.P.

Flycom is a public utility company domiciled in the city of Medellín, which principal activity is the provision of telecommunication services, offers an ample portfolio to the business sector, transmission of corporate data, Internet connection, streaming, videoconferencing, and data center services. Flycom has its own access network in the cities of Bogota, Medellin, Cali, Bucaramanga, and Cartagena, supported on LMDS (Local Multipoint Distribution System) and initially wireless technology. Flycom's network infrastructure is supplemented by point-to-point radio links, and by a satellite platform operated and managed by Internexa.

We hold directly 97.18% of Flycom's capital stock. In 2006 Flycom reported losses for the amount of Col$14,822 million, its capital stock was Col$45,780 million and we received no payment of dividends from Flycom.

At their meetings of July 31, 2007 Internexa's and Flycom's Boards of Directors resolve undertaking a merger process under our business strategy to reach leadership and recognition as the largest power and data carrier in Latin America. Their decision is grounded on our recent strategic analysis, wherein the approach and consolidation of businesses in the field of power, telecommunication and gas wholesale carriage, both domestically and internationally, is recommended. The above merger shall not affect the normal provision of services to customers of such two companies and we

expected to continue with the quality levels and availability as agreed for the various telecommunication solutions.

ISA Capital Do Brasil Ltda.

Our operations in Brazil are consolidated through ISA Capital, a Brazilian holding company domiciled in the city of São Paulo, we formed in 2006 to participate in the bid process of CTEEP ISA Capital owns 89.40% CTEEP's voting shares and 37.46% of the total capital stock of CTEEP. Directly, we own 99.99% of ISA Capital's capital stock. In 2006 ISA Capital reported losses for the amount of Col$66.318 million and its capital stock was Col$530.559 million[5].

Under the provisions of the Indenture regulating notes issued by ISA Capital on December 29, 2006, ISA Capital may not distribute dividends to us. Consequently, while these notes are outstanding, dividends paid by CTEEP to ISA Capital may not be distributed to us or to any of our subsidiaries.

Companhia de Transmissão de Energia Elétrica Paulista – CTEEP.

CTEEP, a Brazilian publicly-traded company, is the largest electricity transmission company in the State of São Paulo based on total assets and revenues, according to data compiled by ABRATE in 2006, and the second-largest electricity transmission company in Brazil based on revenues, according to data compiled by ANEEL in 2006. CTEEP transmits approximately 30% of all electricity in Brazil and 60% of the electricity in Brazil's southeastern region. CTEEP operates an open-access electricity transmission network that comprises 18,495 Km of electricity transmission lines with a voltage capacity equal to or greater than 69kV and 103 operated substations with a total of 478 transformers and an aggregate transformation capacity of 40,364 MVA, which, as of December 31, 2006, accounted for approximately 25% of the available transformation capacity in Brazil, according to data compiled by the ONS. CTEEP's high voltage transmission network is part of the Brazilian Interconnected System operated by the ONS. Through CTEEP, we operate 10% of the electricity networks comprising the Brazilian Interconnected System.

We control CTEEP indirectly through our holding ISA Capital which holds 89.40% of CTEEP's voting shares and el 37.46% of the total capital stock in CTEEP. In 2006 CTEEP's results were Col$122.712 million, and the amount of its capital stock and reserves amounted to Col$481.459 million and Col$2,891,948 million[6], respectively.

CTEEP paid dividends to its shareholders for the amount of R$145 million in March 2007, and it advanced dividends for R$240 million in July 2007 and R$173.5 million in October 2007. Further, in November 2007 it shall pay Juros on its own capital for the amount of R$199.6 million

Under the provisions of the Indenture regulating notes issued by ISA Capital on December 29, 2006, ISA Capital may not distribute dividends to us. Consequently, while these notes are outstanding, dividends paid by CTEEP to ISA Capital may not be distributed to us or to any of our subsidiaries.

[5] For convenience purposes, we translated these figures from Brazilian Reais into Colombian pesos using the exchange rate in force on December 31, 2006, equivalent to 1,048.12 Colombian pesos for one Reais.

[6] For convenience purposes, we translated these figures from Brazilian Reais into Colombian pesos using the exchange rate in force on December 31, 2006, equivalent to 1,048.12 Colombian pesos for one Reais.

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In September 2007 CTEEP entered into a funding agreement with BNDES for the amount of R$764.2 million, of which it received R$400 million in October 2007; this credit is for the funding of new investments to be made between 2006 to 2008, in the Transmission System.

Red de Energía del Perú S.A. - REP-

REP is a Peruvian company domiciled in the city of Lima. REP is currently the main electricity transmission company in Peru accounting for 46.52% of the assets comprising the national electricity transmission system and 5,407 km of electricity transmission lines supported by 10,766 overhead towers and 46 substations. Further to the electricity transmission services, REP provides specialized technical services and ancillary services such as operation and maintenance of third-party transmission facilities for the largest mining companies and other electricity companies in Peru. We own 30% of REP's capital stock and, in turn, Transelca owns an additional 30%, whereby we hold indirect control over REP. In 2006 we received no payment of dividends from REP, its results amounted to Col$24,370 million, and its capital stock and reserves amounted to Col$53,021 million and Col$10,604 million[7], respectively.

Interconexión Eléctrica ISA Peru S.A.

ISA Peru is a Peruvian company domiciled in the city of Lima. Its principal activity is the electric power transmission and the construction, operation and maintenance of electricity networks. ISA Perú's transmission network consists of six substations (all of them partially attended), 262 km of lines at 220kV, and 131 km of lines at 138 kV. Its transformation capacity is 235 MVA, and its reactive compensation is 8 MVAr. Its infrastructure represents 4.4% of Peru's national interconnected system. We own 28.07% of ISA Peru's capital stock and Transelca owns 54.86%, whereby we hold indirect control over ISA Peru. In 2006 we received dividends from ISA Peru amounting to Col$4,021 million, which, divided by the book value of our share in ISA Peru equals 25.22%. In 2006 ISA Peru's results were Col$6,911 million, and its capital stock and reserves amounted to Col$48,490 million and Col$1,652 million[8], respectively

Consorcio Transmantaro S.A.

Transmantaro is a Peruvian company domiciled in the city of Lima. Its principal activity consists of the electric power transmission as concessionaire of the Mantaro-Socabaya line with the scope to unite the SICN and SIS transmission systems and to build the National Interconnected Electricity System (SEIN). We hold directly 60% of Transmantaro's capital stock. In 2006 we received no payment of dividends from Transmantaro, its results amounted to Col$16,221 million, and its capital stock and reserves amounted to Col$97,184 million and Col$7,424 million[9], respectively

---

[7] For convenience purposes, these figures were translated from US Dollars into Colombian pesos using the exchange rate in force on December 31, 2006, equivalent to 2,238.79 Colombian pesos for one US Dollar.
[8] For convenience purposes, these figures were translated from US Dollars into Colombian pesos using the exchange rate in force on December 31, 2006, equivalent to 2,238.79 Colombian pesos for one US Dollar.
[9] For convenience purposes, these figures were translated from US Dollars into Colombian pesos using the exchange rate in force on December 31, 2006, equivalent to 2,238.79 Colombian pesos for one US Dollar.

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Interconexión Eléctrica ISA Bolivia S.A.

ISA Bolivia is a Bolivian company domiciled in the city of Santa Cruz. its principal activity consists of the electric power transmission and the construction, operation and maintenance of electricity networks. ISA Bolivia is the second-largest electricity transmission company in Bolivia accounting for 34 22% of the 220 kV and higher voltage transmission system. ISA Bolivia owns 588 km of lines (Santivañez-Sucre, 246 km; Sucre-Punutuma, 177.5km; Carrasco-Urubo, 164.5 km) and five associated substations. It provides electricity transmission at 230 kV, integrated services of connection to the transmission system and electricity feasibility studies. We hold directly 51% of ISA Bolivia's capital stock and 48.99% and 0.01%, indirectly through Transelca and Internexa, respectively. In 2006 ISA Bolivia reported losses for Col$4,695 million, its capital stock was ColS51.959 million[10] and we received no payment of dividends from ISA Bolivia.

Also, Internexa S.A., Interligacao Eletrica de Minas Gerais S.A. – IEMG and Infra-Estruturas Do Brasil Ltda are our subsidiaries. The situation of control relating the above companies was recorded in January 2007 before the Chamber of Commerce of Medellin.

Internexa S.A.

Internexa S.A. is a Peruvian company domiciled in the city of Lima incorporated in October 2006. Its principal activity consists of the arrangement, administration and trading of telecommunication services, such as: carriers, telematics and added value. Internexa S.A's capital stock amounts to 17.400 Peruvian soles. We own indirectly 99.99% of such capital stock. This company has not yet commenced commercial operations and, therefore, has no reserves nor has paid any dividends.

Interligacão Eletrica de Minas Gerais S.A. – IEMG

IEMG is a Brazilian company domiciled in the city of Sao Paulo, incorporated on December 13, 2006, and which purpose is the exploitation of transmission concessions and public services provided by means of the erection, construction, operation and maintenance of transmission facilities, including support and administrative services, provision of equipment and reserve materials, programming, measurement and other ancillary services as necessary for electric power transmission. IEMG's capital stock amounts to 7.495,299 Brazilian reais. We hold directly 99.99% of such capital stock. This company has not yet commenced commercial operations and, therefore, has no reserves nor has paid any dividends.

Infra-Estruturas Do Brasil Ltda.

Infra-Estruturas is a Brazilian company domiciled in the city of Sao Paulo. Its principal activity consists of the provision of civil engineering services and the holding of capital in other companies. Its capital stock amounts to 1.000 Brazilian reais We hold directly 99.99% of Infra-Estruturas'

[10] For convenience purposes, these figures were translated from Bolivars into US Dollars using the exchange rate in force on December 31, 2006, equivalent to 8.08 Bolivars per one US dollar; subsequently, it was translated from US Dollars into Colombian pesos using the exchange rate in force on December 31, 2006, equivalent to 2,238.79 Colombian pesos per one US Dollar.

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capital stock. This company has not yet commenced commercial operations and, therefore, has no reserves nor has paid any dividends.

K. LABOR RELATIONS

As of September 30, 2007, we had 645 employees, 417 of which were professionals. Collective labor relations are regulated under two collective labor agreements: the Collective Bargaining Pact (*Pacto Laboral Colectivo*) and the Collective Bargaining Agreement (*Convención Colectiva de Trabajo*). The Collective Bargaining Pact establishes certain of our terms and conditions of employment and is subscribed to on an individual, voluntary basis by our employees, 561 of which are parties thereto. The Collective Bargaining Pact is not negotiated by a union or other representative body on behalf of our employees, but rather is developed through informal discussions between our management and employees. The current agreement expires in 2010. Of the remaining 84 employees, 51 belong to the Collective Bargaining Agreement *(Convención Colectiva Laboral)*, and the rest have individual labor agreements. The Collective Bargaining Agreement is negotiated by the ISA Employee Syndicate *(Sindicato de Trabajadores de ISA)*, on behalf of our employees who belong to the ISA Employee Syndicate. There are two work-shifts that our unionized employees must comply with, depending on their place of work; the first one, from Monday through Friday between 7:45 a.m. and 16:45 p.m., and 45 minutes for lunch; the second one is from Monday through Friday between 7:00 a.m and 17:20 p.m., and Saturdays and Sundays between 7:00 a.m. and 17:20 p.m. The current Collective Bargaining Agreement expires in 2011.

Under Colombian law, our employees are not permitted to strike and management believes that relations with employees are generally good. In the past three years we have not sustained any partial or total disruption of our activities resulting from labor disputes

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CHAPTER 3. ASPECTS CONCERNING PRODUCTION ACTIVITIES AND OPERATING INCOME

A. RELIANCE ON CORE SUPPLIERS AND CUSTOMERS, IN EXCESS OF 20%

As of September 30, 2007 we do not depend on any of our suppliers or our customers, at a level exceeding 20%

B. CORE PRODUCTIVE AND SALE ACTIVITIES.

1. General Overview

We are a Colombian public utility company and our principal business is the transmission of electricity from generation facilities to distribution networks and consumption centers in Colombia, Brazil, Peru and Bolivia. We are found to be one of the largest electricity transmission companies in South America and Latin America, based on transformation capacity and total length of our electricity transmission lines, with over 64,354 MVA (including 5,847 MVA reserve) of transformation capacity and 37,628 Km of electricity transmission lines, 96% of which with a voltage ranging from 115 kV to 500 kV. We are the largest electricity transmission company in Colombia based on total assets and revenues, according to data compiled by UPME in 2006, and through our subsidiaries and related companies we are the second largest electricity transmission company in Brazil based on total assets and revenues, according to data compiled by ANEEL, and the largest electricity transmission company in Peru based on total assets, according to data compiled by MEMP in 2006.

For the years ended on December 31, 2006, 2005 and 2004 and thereafter, our consolidated assets amounted to Col$12,861,199 million, Col$5,873,043 million and Col$5,542,341 million and, our consolidated operating income from sales, amounted to Col$2,016,322 million, Col$1,076,495 million and Col$1,072,581 million.

We are organized as a Colombian stock corporation (*sociedad anónima*) and as a public utility company (*empresa de servicios públicos*). We own and operate either directly or through our subsidiaries, near 82.3% (including the UPME 01 and 02 projects of 2003), 91.03%, 24.73%, and 10.27% of the electricity transmission networks that comprise the interconnected systems of Peru, Bolivia and Brazil, respectively

In addition to our core business of electricity transmission, we, directly and through our subsidiaries and related companies, provide a wide range of services that draw upon our expertise in the electricity industry and the capabilities of our electricity transmission infrastructure, including (i) connection services to the STN in Colombia, (ii) telecommunications services in Colombia and Brazil, and (iii) the operation of electricity dispatch and settlement and clearance systems in Colombia.

Our business activities are conducted directly and through our subsidiaries Transelca in Colombia, CTEEP in Brazil, REP, ISA Perú and Transmantaro in Peru and ISA Bolivia in Bolivia. As of September 30, 2006, we began consolidating CTEEP and as of March 2007, we began consolidating Transmantaro. For further information, see note 2.1.1 to Our Audited Financial Statements and Our Unaudited Intermediary Financial Statements.

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The map below shows our businesses participations in the countries in which we operate·


ISA
TRANSELCA
ISA, a partner of EPR (12.5)
SIEPAC Project
under construction
Internexo
owns 50%
of Transnexa
COLOMBIA
ENERGY
flycom
TELECOMMUNICATIONS
ECUADOR
ENERGY
PERU
BRAZIL
ENERGY
R E P
ENERGY
BOLIVIA
GRUPO
ISA
ISA PERU S.A.
ISA
ISA

The table below indicates the percentage of our consolidated operating income derived from our electricity transmission business and over the total assets located in each of the countries in which we operate, including operating income and expenses, as well as the relevant financial information for each such country, for the period closed on September 30, 2007·

	Consolidated	Colombia	Brazil	Peru	Bolivia
Operating Income (Col$ millions)	2,116,089	766,943	1,167,875	167,768	13,503
Operating Expenses (Col$ millions)	1,121,369	436,232	605,984	71,422	7,731
Operating Profits (Col$ millions)	994,720	330,711	561,891	96,346	5,772
EBITDA (Col$ millions)	1,418,284	499,458	779,387	129,556	9,883

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2. Competitive Strengths.

We believe our electricity transmission business benefits from the following strengths:

- *Leading Market Position in Colombia.* We are the largest electricity transmission company in Colombia based on total assets, revenues and transformation capacity. Our electricity transmission assets account for 82.3% of the electricity transmission assets comprising the STN (including UPME 01 and 02 projects of 2003). We believe that this position entails the following competitive advantages.

(i) Configuration and length of our electric transmission networks in Colombia accords us with the largest share in the national interconnected system. Consequently, we rely on a unique position to participate in bid processes for new electricity transmission projects, insofar as our existing infrastructure, maintenance and operative staff, and our knowledge on the Colombian sector of electricity transmission enable us to provide electricity transmission services at costs lower than most of our competitors.

(ii) Our 40-year activities in Colombia allowed establishing relations featured by mutual cooperation and support with local communities and authorities in the areas where we operate. Form example, these relations have permitted to obtain more than 95% of our easements by means of agreements negotiates with private parties, without need to resort to lengthy and costly proceedings to be granted with those easements, and we have been able of concluding many projects before their due date, thus enhancing returns on our investments relating such projects. We believe that in future projects for construction of new electricity transmission assets we may continue to profit our solid relations with local governments and communities, to thus obtain easements as necessary to efficiently develop those projects, both in terms of time and cost.

(iii) Our record of operational efficiency, reliability and financial strength in Colombia allowed our successful participation in bid processes relating expansion of the STN and maintaining our leading position as the company which receives the largest revenues from assets that are part of the STN. For the 1999-2006 period the UPME awarded us expansion projects amounting to near total US$359.9 million (Tenders Present Value) which accounted for 88.84% of all expansion projects awarded by the UPME in such period.

- *Participation in the electricity transmission industry in other countries of Latin America.* In 2001 we began our regional expansion in the business of electricity transmission outside Colombia, by participating in a bid process in Peru where we were awarded with the construction, maintenance and operation of 392km of electric transmission lines. In 2002 we were awarded with the privatization of electricity transmission services, Etecen and Etesur, mainly State-owned. In 2003 we were awarded with the construction and operation of 588km of electricity transmission lines in Bolivia. In 2005, we acquired a 12.50% shareholding in EPR, the company in charge of the construction and operation of the electric interconnection in Central America. In 2006, we entered the Brazilian market through acquisition of indirect control over CTEEP and consolidated our position in Peru through acquisition of Consorcio Transmantaro, together with EEB.

We believe that our regional presence entails the following competitive advantages:

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(ii) Our revenues are highly diversified as we obtain 36.24%, 55.19%, 0.64% and 7.93% thereof, from our business in Colombia, Brazil, Bolivia and Peru respectively. The cited countries have experienced many years of economic stability and growth, and demand for electricity consumption grew 4 07%, 3 86%, 7.80% and 7.66% in 2006, 3 85%, 4.29% 5.92% and 5 01% in 2005 and 2 73%, 4.93%, 4.64% and 5.87% and 5.90% in 2004, respectively. Furthermore, our Regulated Revenues from our operations are denominated in different currencies and adjusted through mechanisms that take account of changes in the economic conditions of countries where we operate. Likewise, our Regulated Revenues are subject to review, adjustments and other regulatory actions based on regulatory principles and definitions from each country, differing from those applicable in Colombia.

(iii) Marginal costs on electricity generation in the countries where we operate vary significantly from one country to other, depending on the applicable regulatory framework, infrastructure and hydroelectric conditions in those countries. Our electric transmission assets in Colombia, Brazil, Peru and Bolivia and the interconnection we own and operate between Venezuela and Colombia, Colombia and Ecuador, and Ecuador and Peru accord strategic advantages due to the different marginal costs of electricity in the different countries where energy originates. Those differences give the opportunity to develop new international interconnections, which, in turn, may increase our revenues.

- *Material expertise on the administration, operation and development of electricity transmission systems, solid performance and efficiency.* We rely on significant expertise in the operation of electricity transmission systems and we have been granted with a number of ISO certifications relating our commercial, technical and administrative processes, including quality of our services and environmental and safety standards. In Colombia we have consistently achieved high levels of operational availability (99.93%, 99.94%, and 99.93% in years 2006, 2005 and 2004, respectively), which outperforms national quality standards set by CREG; additionally we are one of the most efficient electricity transmission companies in Latin America. We rely on extensive experience on the development of new electric transmission projects and we believe that our operational performance, administrative experience and high level of engineering for the development and operation of electricity transmission projects, allows profiting all opportunities for growing in the electricity transmission business in Latin America.

- *Strong and stable source of cash flows and sound financial position to support our growth strategy.* Our strong cash flow from operations has enabled us to strengthening our general balance and to reach a sound financial position. We maintain a low level of short-term indebtedness, vis-à-vis our total debt (near 16.22% of our consolidated indebtedness as of September 30, 2007 expires prior to September 30, 2008) and attractive financial costs in the long-term (from 7 18% to 14.13% per year, with maturities between 2007 and 2026). Furthermore, the highly regulated energy transmission business in Colombia, Brazil, Peru and Bolivia provides us with a stable and predictable stream of revenues and margins. Our Regulated Revenues are adjusted to take account changes on the inflation or changes in consumer price indexes and producer prices. As a result of this, our

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Regulated Revenues are not affected by changes in volume sales or electricity prices and thus enjoy a fairly stable and predictable cash flow that, together with our credit rating and records in capital markets, enable us to plan and fund our capital expenses and growth plans

- *Experienced Management.* Our management is composed of professionals with significant experience in the electricity transmission business, both in the public and private sectors. As of September 30, 2007 the members of our management team had an average of 16 years of experience in the Colombian power sector.

- *Constructive relations with regulating authorities.*-We have developed a strong relation with CREG in Colombia, ANEEL in Brazil, OSINERGMIN in Peru and, BSE in Bolivia, based on transparency, mutual cooperation and permanent dialogue. This solid relation has enabled us to enter into effective communications with such regulating authorities and to participate actively in the development of a regulatory framework for the electricity transmission sectors in those countries.

- *Synergies with complementary businesses.* Our technical and managerial experience to develop and operate electricity transmission businesses provides us with significant competitive advantage to search investment opportunities in complementary businesses, such as telecommunication carrying of carriers and transportation of natural gas. To date, we have delved our knowledge and experience in the telecommunication business, by means of our infrastructure to be service carriers in such sector. Configuration of our networks and our extensive services area at primary urban and business centers from Colombia, Brazil, and Peru provide significant competitive advantages to further develop our business as carriers of telecommunication services in those countries and, to achieve scale-economies in the business Likewise, natural gas transportation and electricity transmission operate under a similar supply and demand structure as both use lineal networks and require of similar ownership rights and easements; these are businesses that require intensive capital and use similar technologies, managerial and operative practices. Furthermore, these businesses foresee significant growth expectations in the long run, both in Colombia and in the remaining Latin American countries where we operate. We believe that our managerial experience in the development, operation, and integration of electricity transmission businesses and our existing infrastructure in those countries where we operate, provide us with significant competitive advantages to diversify our business and to achieve our growth strategy.

3. Business Strategy

Our strategy is maintaining our position as leading company in the electricity transmission sector in Colombia and strengthening our position as one of the leading companies in electricity transmission in Latin America. We believe that the above will enable us to maximize our shareholders' values in achieving sustainable growth relating our operating results while we seek enhancing our operations' quality and efficiency standards by expanding towards further complementary businesses, where we may benefit operative and managerial synergies, such as the infrastructure as telecommunication carriers and natural gas transportation. We intend to achieve this strategy and maximizing our shareholders' value by pursuing the following key initiatives:

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- *Search of growth opportunities.* We believe that an important aspect of our future growth will derive from our expansion towards the electricity transmission business in Latin America. We believe that as one of the largest electricity transmission companies in Latin America, we may profit our administrative experience and operative strength in Latin America, to take part in bids and other processes for new electricity transmission projects and concession rights, as part of our growth strategy. Likewise, we may consider the purchase of electricity transmission existing assets to pursue such growth opportunities, to the extent that doing so is consistent with our strict investment criteria relating operational margins, returns on invested capital, acceptable political and economic conditions and a comprehensive regulatory framework. We plan to use our stable generation of cash flow and our capacity to increase financing in terms that are favorable to fund our growth initiatives.

  As part of these initiatives, in 2006 we acquired a controlling interest in CTEEP in Brazil and in Consorcio Transmantaro in Peru. Presently we are involved in the development of certain projects of international interconnection to link electricity transmission systems in countries from Central America and South America. As we have made in the past, we seek to achieve our growth initiatives both independently and together with the public or private sectors Furthermore, we plan to explore investment opportunities that are consistent with our growth strategy, in businesses where we have developed experience and, where our existing infrastructure provides significant competitive advantage, for example, infrastructure for the provision of telecommunication carrier services or any business that we deem complementary to our core business of electricity transmission like it is the case of natural gas transportation, where we may benefit from managerial and operational synergies. We plan to profit our managerial experience and technical knowledge, by acquiring, integrating and operating electricity transmission businesses. likewise, we seek to optimize our existing infrastructure in the countries where we operate, to diversify our business and strengthen our position in Latin America, with emphasis on electricity transmission and complementary businesses.

- *Focus on the increase of our margins through additional enhancement of operational efficiency.* Regulated Revenues attained by making available our electricity transmission assets, are the largest source of our revenues. We plan to focus on the enhancement of our margins through implementation of plans to reduce costs and to provide efficient and high quality electricity transmission services. Also, we intend to continue the exploitation of synergies through our subsidiaries and by investing on new systems and processes to monitor and enhance the performance and durability of our assets. We believe that our proven experience in the administration and reorganization of electricity transmission businesses, including experience to reduce system failures, enhance labor relations, increase labor force productivity, modernize information systems, implement regulatory frameworks and operate under regulatory frameworks and tariffs rewarding our efficient operations, shall be crucial to achieve these objectives.

- *Maintenance of constructive relations with regulators.* We plan to continue maintaining and developing stronger relations with the entities regulating the electricity transmission sector in the countries where we operate, by actively cooperating with them in the search for solutions to the various challenges in the sector and, through our active participation in industrial associations and consultancy groups, by taking part in the development of sound regulatory frameworks

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4 Operations in Colombia.

Our operations in Colombia are consolidated through us and conducted through us. Transelca, Internexa, XM and Flycom. Operating income from Colombia accounted for 81.10%, 83.22%, 133.41% (in view of the negative results of our operations outside Colombia), 86.81% and 33.25% for the years 2004, 2005 and 2006 closed as of September 30, 2006 and 2007, of our total operating income. Operating revenues and expenses for such periods on our operations in Colombia, are shown in the following table:

	Term ended September 30,		Year ended December 31,		
	2006	2007	2004	2005	2006
Operating revenues (Col$ millions)	726,372	766,943	890,539	914,457	982,615
Operating expenses (Col$ millions)	381,742	436,232	487,631	508,303	530,931
Operating income (Col$ millions)	344,630	330,711	402,908	406,154	451,684
EBITDA (Col$ millions)	475,545	499,458	574,666	587,143	636,007

Directly and through our subsidiaries we operate 82.3% of the electricity transmission networks comprising the STN based on the VRN of our electricity transmission assets (including UPME 01 and 02 projects of 2003).

As of September 30, 2007, 42.56% of our consolidated assets are located in Colombia.

4 1. Electricity Transmission

We participate in the Colombian electricity transmission sector directly and through our subsidiary Transelca, the second-largest electricity transmission company in Colombia based on total assets and revenues. Our Regulated Revenues arise both from the fees paid by generation companies for the right to transmit electricity over the STN and the fees paid by traders for electricity delivered to them over the STN. At the end of each month, XM establishes the total amount of fees for electricity transmission services to be paid by electricity traders for services provided to them through the STN during that year. This amount is then reallocated among the electricity transmission companies that own electricity transmission networks and facilities comprising the STN approximately in proportion to their respective ownership of the STN's assets and facilities, less the amount of any penalties for unavailability of transmission in excess of certain prescribed limits In 2004, 2005 and 2006, we were allocated, together with Transelca, 79.45%, 79.67% and 79.50%, respectively, of the total sales revenues collected by the STN.

Transmission services accounted for Col$719,190 million, Col$685,350 million, Col$662,210 million and Col$573,234 million, or 35.67%, 63.66%, 61.74% and 27.09% of our total operating revenues from sales in 2006, 2005 2004 and in the period ended on September 30, 2007, respectively.

Transmission Network

We own 130 transmission lines totaling 10,000 Km of which 2,399 km correspond to electricity transmission lines of more than 230 kV; 7,476 correspond to transmission lines of between 220 kV ~~and 230 kV and 124 km corresponding to transmission lines of less than 220 kV~~ Together with Transelca, our transmission network comprises 82.3% of the STN's transmission lines of 220 kV or more (including UPME 01 and 02 projects of 2003). As of September 30, 2007, our network had 12,672 MVA of transformation capacity to 230 kV or lower and a total of 4,177 MVAR of

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compensation (3,185 MVAR of inductive compensation and 992 MVAR of capacitative compensation). The average availability of our transmission lines for the year 2006, excluding unavailability resulting from terrorist attacks, was 99.95%. Our transmission network is administered through four energy transmission centers, which are located in the north, northwest, central, east and southeast regions of the country.

We have invested approximately US$314.05 over the five-year period ended December 31, 2006 to expand our electricity transmission network and we expect to spend an additional US$115 million by 2009. We also plan to increase inductive and capacitative compensation so as to improve the quality of our transmission services. See "Chapter V - Comments and Analysis by the Management on the Results of Operations and Financial Condition of the Issuer".

Substations and Transformers

Substations are used to transform high voltage electricity into low voltage electricity and vice versa, using step-down or step-up transformers. Substations generally contain one or more transformers which are electrical devices used to lower or raise the voltage of electricity. In Colombia, we currently own and operate an aggregate transformation capacity of 12,672 MVA. In addition, substations contain switching, protection and control equipment. In a large substation circuit breakers are used to interrupt any short circuits or overload currents that may affect the network.

We currently own and operate 53 substations located in Colombia.

The table below shows information about our substations and transformers and their transformation capacity as of September 30, 2007.

Our equipment

Voltage (kV)	Number of Substations	Percentage of total	Transformer capacity (MVA)	Percentage of total	Compensation capacity (MVA)	Percentage of total
500	11	21%	8,593	68%	2,502	60%
230	37	70%	3,980	31%	807	19%
<115	5	9%	98	1%	868	21%
Total	53	100.0%	12,671	100.0 %	4,177	100.0%

Transelca's equipment

Voltage (kV)	Number of Substations	Percentage of total	Transformer capacity (MVA)	Percentage of total	Compensation capacity (MVA)	Percentage of total
500		0%		0%		0%
230	12	29%	2,524	90%	80	100%
<115	29	71%	293	10%		0%
Total	41	100%	2,817	100%	80	100%

Our equipment together with Transelca's equipment

Voltage (kV)	Number of Substations	Percentage of total	Transformer capacity (MVA)	Percentage of total	Compensation capacity (MVA)	Percentage of total
500	11	12%	8,593	55%	2,502	59%
230	49	52%	6,504	42%	887	21%
<115	34	36%	391	2%	868	20%
TOTAL	94	100%	15,488	100%	4,257	100%

Source: ISA

Operating Centers

The operation of our electricity transmission network is carried out remotely from a Supervision and Control Center, hereinafter referred to as CSM, located in the city of Medellin.

Maintenance of our electricity transmission assets is performed through four regional operating centers located in Bogota, Medellin, Cali and Bucaramanga.

4.2. Connection Services

Our connection services business consists of providing generators, regional transmission companies, local distribution companies and Unregulated Customers with a physical connection to the STN and assigning to the customer's connection point sufficient transmission capacity to meet such customer's requirements. Connection requires, in the case of generators, a line from the generator to the STN as well as a transformer to adjust the voltage of the generator's output to the network voltage. The connection equipment also includes the necessary switch gear and supervisory, protection and control equipment. Similar equipment is required for regional transmission companies, local distribution companies and Unregulated Customers, although the transformer's function in this case is to adjust the network voltage to that required by the receiver of the electricity.

Each user of the STN is responsible for its own connection to the system and is free to construct its own connection infrastructure or contract with us or a third party to do so, provided that it has obtained authorization from UPME and that the connection complies with the technical standards set by the MME and CREG. Connection services generally consist in the first instance of planning and constructing the required connection assets. Thereafter, the service generally consists of maintaining and operating the connection assets. Connection customers may tailor the services purchased from us only to plan and construct the connection infrastructure and then to contract with a separate entity (which could be one of our competitors) to maintain and operate the connection Due to our large coverage area, we can offer our connection clients a large variety of connection point alternatives. As of December 31, 2006, we provided connection services to 5 generators, 3 Unregulated Customers and 11 distributors.

Connection services amounted to near Col$107.65 billion, Col$102.41 billion, Col$95.17 billion and Col$82.27 billion, or 5.34%, 9.51%, 8.87% and 3.89% of the total consolidated operating income from sales, in 2006, 2005, 2004 and in the period up to September 30, 2007, respectively.

4.3. Telecommunication Services.

Our telecommunication division was created in December 1996, presently Internexa, to expand upon and capitalize on our existing telecommunication infrastructure and technological capabilities. Our network was initially created to provide the voice and data transmission services necessary for the operations of the CND (which was then operated directly by us) and the STN and for our administrative operations.

We are carrier of carriers at both the national and the international levels through our subsidiary Internexa. We deliver value-added services in the country's main cities through our subsidiary Flycom.

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Internexa

Internexa has expertise in carrying national and international signals from leading telecommunications companies delivering long-distance, value added, Internet, mobile communications, and cable television services, among others. Internexa is the only entity in the Colombian market exclusively dedicated to the business of carrier of carriers, which allows it to offer total coverage and high availability and reliability indexes.

Internexa is a shareholder of Transnexa S.A. of Ecuador, a telecommunications company whose purpose is the provision to that country's main telecommunications operators of fiber optic capacity and access to international optical telecommunications systems. Likewise, Internexa is the controlling shareholder of Internexa S.A. in Peru, a company under pre-operative stage that shall carry national and international signals to connect Peru with other countries in the region.

In 2006, Internexa accounted for 8.42% of our consolidated operative income and paid dividends for Col$8,123 million

At their meetings of July 31, 2007 Internexa's and Flycom's Boards of Directors resolve undertaking a merger process under our business strategy to reach leadership and recognition as the largest power and data carrier in Latin America. Their decision is grounded on our recent strategic analysis, wherein the approach and consolidation of businesses in the field of power, telecommunication and gas wholesale carriage, both domestically and internationally, is recommended. The above merger shall not affect the normal provision of services to customers of such two companies and we expected to continue with the quality levels and availability as agreed for the various telecommunication solutions.

Flycom Comunicaciones S.A.

Flycom delivers value added and IP-based services and offers an ample portfolio to the business sector: transmission of corporate data, Internet connection, streaming, videoconferencing, and data center services.

Flycom has its own access network in the cities of Bogota, Medellin, Cali, Bucaramanga, and Cartagena, supported on LMDS (Local Multipoint Distribution System) and initially wireless technology. Flycom's network infrastructure is supplemented by point-to-point radio links, and by a satellite platform operated and managed by Internexa.

In 2006, Flycom reported losses that reduced our consolidated operative income in 3.88%. Flycom did not pay dividends in such year.

At their meetings of July 31, 2007 Internexa's and Flycom's Boards of Directors resolve undertaking a merger process under our business strategy to reach leadership and recognition as the largest power and data carrier in Latin America. Their decision is grounded on our recent strategic analysis, wherein the approach and consolidation of businesses in the field of power, telecommunication and gas wholesale carriage, both domestically and internationally, is recommended. The above merger shall not affect the normal provision of services to customers of such two companies and we expected to continue with the quality levels and availability as agreed for the various telecommunication solutions.

4.4. Operation of Electricity Dispatch and Settlement and Clearance Systems.

Electricity Dispatch Services

The CND was originally created pursuant to Laws 142 and 143 as one of our divisions that would be responsible, among other things, for the dispatch of electricity in Colombia and coordinating network maintenance. On September 1, 2005, pursuant to Decree 848 of the Colombian Government and CREG Resolution 078, we established XM and later transferred to it all of the CND's functions previously preformed directly by us. In addition to coordinating the dispatch of electricity, XM is responsible for monitoring the projected and real demand for electricity in Colombia and identifying any risks which could prevent energy demand from being met in a reliable manner. XM also coordinates network maintenance in order to prevent unnecessary impediments to dispatch In 2006, XM received regulated revenues of Col$ 26,747 million in relation to the dispatch of electricity.

XM supervises and coordinates the operation of 18 hydroelectric and 30 thermal electricity generating plants by instructing and coordinating each generator's hourly output and reporting operating information to the participants. In addition, XM coordinates the maintenance and emergency repairs of generation and transmission equipment and controls the frequency and voltage of the SIN. As of December 31, 2006, XM's coverage included 22,585 Km of electricity transmission lines from 110 kV to 500 kV and 29,247 MVA of transformation capacity, excluding the transformers of the electricity generation units.

The Energy Exchange Payment and Settlement System

XM operates the payment and settlement system for the Energy Exchange. This consists of collecting, billing and distributing among the market participants the revenues obtained for the use of the STN and for the spot transactions entered into on the Energy Exchange.

STN. XM determines the amounts of usage charges owed to the transmission companies for each electricity sale transaction and performs billing, collection, payment and settlement services on behalf of electricity transmission companies. XM does not assume credit risks in connection with these activities as it functions are performed as agent for participants in the electricity market. In 2006, XM collected 99.9% of the STN's transmission revenues. The remaining 0.1% remains outstanding.

In 2006, XM earned Col$ 8,374 million in revenues from collecting STN charges on behalf of transmission companies.

Energy Exchange. XM, as the SIC administrator, records all the hedging contracts entered into by electricity generators and traders, analyzes dispatch on an hourly basis and calculates the amounts owed to or by generators and traders under the contracts and for Energy Exchange spot transactions. XM only bills and collects the amounts owed with respect to transactions executed on Energy Exchange. It nets out the amounts owed by electricity generators and traders participating in transactions executed on the Energy Exchange on an hourly, daily and monthly basis and bills the electricity generators and traders monthly. XM earned Col$ 17,911 million from its Energy Exchange billing and collection activities in 2006.

XM Compañia de Expertos en Mercados S.A. E.S.P.

On September 1, 2005 we formed and transferred to XM our former functions and operations related to (i) administration of the electricity dispatch in the STN through the CND; (ii) administration of the MEM, including the operation of the MEM's spot energy market settlement and clearance functions; and (iii) settlement and clearance of charges for the use of the STN.

XM started its operations on October 1, 2005 thereby assuming the functions formerly carried out by us through the CND regarding the operation, planning and coordination of the SIN, the administration of the Commercial Settlement System - in the MEM and the settlement and clearing of charges for use of the SIN.

In 2006, XM accounted for 3.04% of our consolidated operative income. XM did not pay dividends in 2006.

Past October 3, 2007 XM Compañia de Expertos en Mercados S.A. E.S P. – XM S.A. E.S.P., granted the public deed to incorporate the company named Cámara de Riesgo Central de Contraparte de Colombia S.A. -CRCC-, pursuant to the authorization granted under Resolution number 1586 of September 5, 2007 issued by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*), XM S.A. E.S.P., holds an interest of 5.39% in the company's total capital, in the form of contributions for $1,563 million. The core and exclusive purpose of such company is the provision of clearance services as the core counterparty of operations, in order to reduce or eliminate risks derived from the non-compliance of obligations resulting from such operations. Implementation of *Cámara Central de Contraparte* is a key step towards development of the Colombian electricity market, given that CRCC becomes crucial to consolidate financial markets and to develop derivative markets on commodities such as electricity, gas and other forms of energy.

Services remuneration for XM S.A. E.S P - CREG Resolution 081 of 2007 the new methodology for services remuneration to CND. ASIC and LAC in the forthcoming 5 years was published on October 23, 2007, wherein the Maximum Regulated Revenue per month, shall be the aggregate of operating expenses (productivity factor included), recognized investments, adjustment due to regulatory changes or deviations in the application of investments, equity return margins (resulting from stock exchange transactions and bilateral contracts); it also provides recovery of GMF (Fees on Financial Transactions) from the agents originating such transactions, including a factor to prevent affecting XM's balance-sheet. The new resolution bears no material changes with respect to the former resolution and allows significant opportunities to maximize the shareholders' remuneration.

5 Operations in Brazil.

Our operations in Brazil are consolidated through ISA Capital, a holding company we formed in 2006 to participate in the bid process of CTEEP. We conduct our operations in Brazil through our related company CTEEP, a 37.46% subsidiary of ISA Capital. The following table shows the most relevant financial data of our operations in Brazil for year 2006 and for the period ended on September 30, 2007:

	Year ended December 31, 2006 (Col$ in millions)	Period ended on September 30, 2007 (Col$ in millions)	Year ended December 31, (R$ in millions)	Period ended on September 30, 2007 (R$ in millions)
Operating revenues	854,427	1,167,875	815 01	1,060,028
Operating expenses	1,053,288	605,984	1,004.69	550,025
Operating income	(198,860)	561,891	(189 69)	510,003
EBITDA	349,330	779,387	333.21	707,415

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As of September 30, 2007, 47.69% of our assets were located in Brazil.

Through CTEEP, we operate 10.27% of the electricity networks comprising the BSIN, based on the electricity transmission lines kilometers. CTEEP, a Brazilian publicly-traded company, is the largest electricity transmission company in the State of São Paulo based on total assets and revenues, according to data compiled by ABRATE in 2006, and the second-largest electricity transmission company in Brazil based on revenues, according to data compiled by ANEEL in 2006. CTEEP transmits approximately 30.00% of all electricity in Brazil and 60.00% of the electricity in Brazil's southeastern region. CTEEP operates an open-access electricity transmission network that comprises 18,495 Km of electricity transmission lines with a voltage capacity equal to or greater than 69kV and 103 operated substations with a total of 478 transformers and an aggregate transformation capacity of 40,364 MVA, which, as of December 31, 2006, accounted for approximately 25.00% of the available transformation capacity in Brazil, according to data compiled by the ONS. CTEEP's high voltage transmission network is part of the BSIN operated by the ONS.

CTEEP has two long-term concessions for provision of electricity transmission services in the State of São Paulo.

6. Operations in Peru.

Our operations in Peru are consolidated through us and conducted through ISA Perú, REP and Transmantaro. Together, ISA Perú, REP and Transmantaro own and operate 91.03% of the Peruvian electricity transmission lines of 220 kV or higher voltage comprising the Peruvian interconnected system, based on data compiled by MEMP in 2006.

Operating income from Peru represented 18.90%, 16.43%, 23.21%, 15.87% and 9.69% for years 2004, 2005 and 2006 and for the periods ended on September 30, 2006 and 2007, respectively, of our total operating income. Operating revenues and expenses for such periods are shown in the following table:

	Closing as of September 30,		Year ended December 31,		
	2006	2007	2004	2005	2006
Operating revenues (Col$ millions)..	126,077	167,768	182,042	156,856	160,160
Operating expenses (Col$ millions)...	63,070	71,422	88,156	76,661	81,575
Operating income (Col$ millions)...	63,007	96,346	93,886	80,195	78,585
EBITDA (Col$ millions)..................	91,252	129,556	125,603	109,674	114,567

As of September 30, 2007, 8.49% of our consolidated assets were located in Peru.

We provide electricity transmission services in Peru through three long-term concessions held by our subsidiaries ISA Peru, REP and Transmantaro, pursuant to concession contracts entered with MINEM, on behalf of the Peruvian government, hereinafter referred to as the Peruvian Concession Contracts. The Peruvian Concession Contract of September 5, 2002 was agreed for 30 years and the purpose thereof is the operation and maintenance by REP of the electric transmission lines and substations of the State companies Etecen and Etesur. Under the Peruvian Concession Contract of April 26, 2002, ISA Peru is in charge of the construction, operation, ownership and transfer of the Pachachaca, Oroya, Carhuamayo, Paragsha, Vizcarra and Aguaytia – Pucallpa electricity transmission lines and substations and of the operation, ownership and transfer of the Pachachaca electricity transmission lines and substations for the term of 30 years. Under the Peruvian Concession Contract of January 7, 1998, Transmantaro is in charge of the operation of the Mantaro, Socabaya electric transmission lines for the term of 33 years. Certain aspects of the Peruvian Concession Contracts are subject to regulatory powers by OSINERGMIN, as well as our

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Regulated Revenues from such contracts. The Peruvian Concession Contracts were agreed for a limited period of time and there is no assurance that these contracts shall be renewed upon their expiration

According to the Peruvian Concession Contracts ISA Peru, REP and Transmantaro are obliged to maintain given quality, safety and maintenance standards relating our electricity transmission assets. OSINERGMIN may impose penalties and restrictions in case of default or breach to our legal or contractual obligations relating those standards and, the Peruvian government may assume control of our concessions or takeover our assets and operations to ensure continuity in the provision of electricity transmission services, the adequate operation of our electricity transmission facilities and the compliance with all applicable laws and regulations.

Red de Energía del Perú – REP

We incorporated REP after we were awarded, through an international public bidding, a concession to own, operate and maintain, for a period of 30 years, the electric transmission assets of Etecen and Etesur, two Peruvian state-owned electricity transmission companies.

REP started its operations in September 2002, when we assigned to it our rights under the concession contract we had entered into with the Peruvian government Under the concession contract, we were appointed as the qualified operator of the concession.

REP is currently the main electricity transmission company in Peru accounting for 46.52% of the assets comprising the national electricity transmission system and 5,407 km of electricity transmission lines and 46 substations In 2006, REP's total transformation capacity was 1,783 MVA. In 2002, REP signed an agreement with Transelectric of Ecuador for the design, construction and operation of an international electric interconnection between Peru and Ecuador. This interconnection line began operating on December 20, 2002.

REP's concession contract provides REP with regulated revenues, calculated per investment, to allow it to recover the investment in monitoring and operating the transmission assets over a period of 30 years.

In addition to electricity transmission services, REP provides specialized technical services and ancillary services such as the operation and maintenance of third-party-owned transmission facilities to major mining and other electricity companies in Peru.

In 2006, REP accounted for 18.48% of our total operating income. REP did not pay dividends in 2006.

ISA Peru

ISA Perú was incorporated in February 2001 to build 241km of the Pachachaca-Vizcarra transmission line and to own, operate and transfer a concession for the construction and operation of the 262 km (220kV) Pachachaca-Vizcarra transmission line (insofar as 21 km of the Pachacaca-Oraya line were already built-up) and the 131 km (138kV) Aguaytia-Pucallpa line. We were awarded this concession through an international bidding process conducted by the Peruvian government The term of ISA Peru's concession is 30 years.

Upon successful completion of the construction of the lines, the two projects awarded through the concession were commissioned in August and September 2002, respectively, ahead of the

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schedule set forth in the concession contract. The Pachachaca-Vizcarra and Aguaytia-Pucallpa lines provide improved reliability to the Peruvian transmission system, boost the system's capacity to transmit electricity from generation to consumption centers, bring about reduced energy tariffs for certain areas that formerly operated as isolated electricity systems, and promote the development of mining activities.

The ISA Perú concession contract establishes that the regulated revenues of ISA Perú should allow it to recover the investment in the transmission assets over a period of 30 years at a rate of return of 12.00% during the first 10 years of Concession over the replacement value of the concession assets, plus 3.00% to cover operation and maintenance expenses. Under the terms of the concession contract, we are required to remain as the operator of the concession for a period of at least 10 years during which our equity participation in ISA Perú cannot be less than 25.00%.

ISA Perú's transmission network consists of six substations (all of them partially attended), 262 km of lines at 220kV, and 131 km of lines at 138 kV. Its transformation capacity is 235 MVA, and its reactive compensation is 8 MVAr. Its infrastructure represents 4.40% of Peru's national interconnected system The grid's average availability level for the 2006 period was 99.845%.

In 2006, ISA Peru accounted for 4.73% of our total operating income and paid dividends for near Col$4,021 million.

Transmantaro

We acquired 60.00% of the stock of Transmantaro in December 2006 in association with EEB from Hydro Quebec and Fonds de Travailleurs du Quebec in a private auction process conducted by Hydro Quebec in May 2006 and from Etecen, a company owned by the Peruvian government, through a public auction process. We paid US$ 70.8 million for our 60% equity interest in Transmantaro.

In 1997, the Peruvian government established an international public bidding for the concession of the Mantaro-Socabaya line with the scope to unite the SICN and SISUR transmission systems and to build the National Interconnected Electricity System (SEIN) In 1998, Transmantaro executed a build, own, operate and transfer (BOOT) contract for the construction and operation of the Mantaro-Socabaya transmission line and a concession to render transmission services in Peru for a period of 33 years.

Transmantaro's concession was awarded in October 1998 through an international bidding process conducted by the government of Peru and will expire in February 2031. In accordance with the terms of the concession contract, Transmantaro is entitled to regulated revenues that should allow it to recover the investment in the transmission assets over a period of 30 years at a rate of return of 12.00% of the replacement value of the concession assets plus 3.00% to cover operation and maintenance expenses.

Transmantaro owns 3 substations and a microwave network and operates 1,264 km of 220kV transmission lines connecting the Mantaro valley and Socabaya in Arequipa, the two main transmission subsystems in Peru.

7. Operations in Bolivia.

We operate in Bolivia through our subsidiary ISA Bolivia, pursuant to a long-term operation license for provision of electricity transmission services, under a non-renewable 30-year license contract entered into on July 31, 2003 with BSE, on behalf of the Bolivian government, hereinafter referred to as the Bolivian License Contract.

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We formed ISA Bolivia in 2003 after we were awarded by the Bolivian government with a license for the construction and operation of three electricity transmission lines: the Santiváñez – Sucre, Sucre-Punutuma, and Carrasco-Urubo lines and the associated substations, for a period of 30 years. The new transmission lines built by ISA Bolivia doubled the country's 220kV electricity transmission capacity, and have contributed to the development of new regional energy and mining projects.

ISA Bolivia entered into the Bolivian License Contract with the Bolivian Government on July 31, 2003. E The Bolivian License Contract came into force on August 29, 2003 and sets out the conditions and the rights and obligations of ISA Bolivia for the construction, operation and maintenance of the transmission lines and expires 2035. The Bolivian License Contract is subject to regulatory powers by BSE, its duration is limited and there is no assurance as to renewal thereof after its expiration. Upon expiration or termination of the License Contract, all assets constructed by ISA Bolivia shall be transferred to the Bolivian government, gratuitously.

In accordance with the terms of the Bolivian License Contract, ISA Bolivia is obliged to maintain given standards in connection with its electricity transmission assets. The BSE may impose penalties and restrictions in case of default or breach to our legal or contractual obligations relating those standards and, further to such penalties the BSE may assume control on the operation of ISA Bolivia or takeover its assets and operations to ensure continuity in the provision of electricity transmission services, the adequate operation of our electricity transmission facilities and the compliance with all applicable laws and regulations.

ISA Bolivia is the second-largest electricity transmission company in Bolivia accounting for 34.22% of the 220 kV and higher-voltage transmission system. ISA Bolivia owns 588 km of lines (Santivañez-Sucre, 246 km; Sucre-Punutuma, 177.5km; Carrasco-Urubo, 164.5 km) and five associated substations. It provides electricity transmission at 230 kV, integrated services of connection to the transmission system and electricity feasibility studies.

In accordance with the terms of the Bolivian License Contract, ISA Bolivia is entitled, for the period from November 2005 to April 2009, to regulated revenues equivalent to the investment, maintenance, operation and management costs of the Economically Adapted Transmission System (*Sistema de Transmisión Económicamente Adaptado - STEA*), which is of the Bolivian interconnection system that is operated by ISA Bolivia, as well as the corresponding indexation determined by the CNDC in respect of transmission tariffs.

Operating income from ISA Bolivia accounted for 0.35%, 2.11%, 1.62% and 0.58% in years 2005 and 2006 and for the periods ending on September 30 2006 and 2007, respectively, of our total operating income. Operating revenues and expenses for such periods are shown in the following table:

	Period ending on September 30,		Year ended December 31,	
	2006	2007	2005	2006
Operating revenues (Col$ millions).........	15,131	13,503	5,181	19,119
Operating expenses (Col$ millions)...........	8,695	7,731	3,464	11,965
Operating income (Col$ millions)...........	6,436	5,772	1,717	7,154
EBITDA (Col$ millions)..........................	11,136	9,883	3,232	13,233

ISA Bolivia did not pay dividends in 2006.

As of September 30, 2007, 1.26% of our consolidated assets were located in Bolivia.

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C. ELECTRICITY TRANSMISSION INDUSTRY.

1. Colombia.

1.1. Overview.

The Colombian electricity sector is comprised of 64 electricity generation companies, 11 national transmission companies, of which only three are exclusively dedicated to the electricity transmission business (including us and our subsidiary Transelca), 43 local and regional distribution and transmission companies, and 133 licensed wholesale electricity traders (which include all 43 distribution and transmission companies, as well as many of the generation companies). Generation companies and distributors also act as electricity traders; however, generators may not conduct electricity distribution activities and vice versa. Except for certain electricity generators that were vertically-integrated prior to 1994, electricity transmission companies may not conduct activities relating electricity generation, distribution or sale. In our capacity as an electricity transmission company in Colombia, we are forbidden to participate in electricity generation, sale and distribution.

Almost all the electricity used in Colombia is generated domestically, however, Colombia's national transmission network is interconnected at three points to the Venezuelan grid and at two points to the Ecuadorian grid. In 2006, 0.0022% of Colombia's electricity consumption was supplied over these interconnections. Substantially all electricity consumed in Colombia is initially purchased at unregulated prices by electricity traders, which then resell the electricity either to traders or to end-users, generally at regulated prices. Generally, electricity is delivered to end-users through the local distribution companies' networks, although some large end-users have direct connections to regional transmission networks or the national transmission network operated by us

1.2. Functional Separation of the Electricity Sector.

Prior to the passage of Law 143, the Colombian electricity sector was extensively vertically integrated. Under Law 143, the generation, trading, transmission and distribution of electricity has been separated and is subject to distinct regulatory regimes. Most companies which were vertically integrated at the time Law 143 became effective may continue to engage in various sector activities but must maintain separate accounting records for each business activity. We, however, as the dominant electricity transmission company in Colombia, were prohibited from participating in the generation, trading or distribution of electricity and were required to divest our electricity generation activities. Companies that did not engage in both generation and distribution at the time the electricity sector was restructured are currently prohibited from engaging in both activities simultaneously. In addition, a generator may not own more than 25% of the total installed generating capacity in Colombia. Individual distributors or traders may not account for over 25.00% of the sector's sales.

Any company may enter the electricity transmission business. However, electricity transmission companies cannot trade energy, decide on the level of investments that are necessary to expand the electricity transmission network or establish rights about the utilization of the electricity transmission network. Transmission companies may neither construct new transmission lines, unless in compliance with the procedures set forth in "Electricity Transmission – Expansion of the STN."

1.3. The Electricity Market.

Colombian law provides for open access to the Colombian National Interconnected System and assures to any agent the right to connect its assets and network to and use the SIN, through the

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payment of connection and usage charges. Open access to the Colombian National Interconnected System is a means of ensuring competition in the wholesale electricity market.

Substantially all the electricity generated in Colombia is initially purchased on a wholesale basis through the MEM. These initial purchases, as well as any subsequent sales among electricity traders to Unregulated Customers, are made at unregulated, market-driven prices Purchases on the MEM are made on a spot basis through the Energy Exchange, even though the actual cost to the purchaser of most such purchases is controlled through long-term hedging contracts entered into among electricity traders and generators. Sales by electricity traders to most end-users are made through local distributors at prices set by CREG. Unregulated Customers which peak-demand is beyond 0.10 MW, or which monthly consumption exceeds 55MWh, may purchase electricity sold at market-driven prices.

Access to the Energy Exchange is provided to electricity generators and electricity traders, through the facilities of XM. XM performs functions regarding the planning, supervision and control of the operation of the resources of the SIN, the administration of the SIC.

In order to have access to the MEM and execute commercial transactions in the Energy Exchange, market participants must enter into a contract with XM, as administrator of the SIC and settler for the charges for the use of the SIN. The contracts through which such transactions are executed have the features of powers of attorney, hereinafter referred to as the Mandates. Pursuant to these Mandates, market participants authorize XM to represent such participants with respect to the execution of transactions in the Energy Exchange and allow XM to collect and distribute revenues received from market participants in consideration for the use of the SIN and for the spot transactions entered into on the Energy Exchange. Such Mandates include:

- Transmission Mandates. These are agreements between XM, as administrator of the SIC and settler for the charges for the use of the SIN, and electricity transmission companies pursuant to which XM is authorized to perform billing, collection, payment and settlement of charges for the use of the transmission assets of the electricity transmission companies;

- Distributor Mandates: These are agreements between XM, as administrator of the SIC and settler for the charges for the use of the SIN, and electricity distribution companies pursuant to which XM is authorized to perform billing, collection, payment and settlement of charges for the use of the distribution lines of the electricity distribution companies;

- Generation Mandates: These are agreements between XM, as administrator of the SIC and settler for the charges for the use of the SIN, and electricity generation companies pursuant to which XM agrees to carry out the clearing and settlement of electricity purchases and the billing and collection of amounts due by purchasers to electricity generators for transactions effected in the Energy Exchange; and

- Trading Mandates: These are agreements between XM, as administrator of the SIC and settler for the charges for the use of the SIN, and electricity traders pursuant to which XM agrees to carry out the clearing and settlement of electricity purchases and the billing and collection of amounts due for transactions executed by electricity traders in the spot market, and the billing and collection of the charges for the use of the SIN.

Pursuant to the authority granted under the Mandates, XM, as the SIC administrator, records all the hedging contracts entered into by electricity generators and traders, analyzes dispatch on an hourly basis and calculates the amounts owed to or by generators and traders under the contracts and for energy exchange spot transactions. XM only bills and collects the amounts owed with respect of transactions executed on the Energy Exchange. XM nets out the amounts owed by electricity generators and traders participating in transactions executed on the Energy Exchange on an hourly, daily and monthly basis and bills the generators and traders monthly.

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Unlike other MEM market participants, electricity transmission companies do not enter into any agreements with other market participants – other than Connection Contracts, as defined herein below. The only agreements entered into by electricity transmission companies are the Mandates granted to XM, which govern the terms on which XM performs billing, collection, payment and settlement services on behalf of electricity transmission companies for the use of their transmission assets.

Colombian electricity transmission companies are remunerated based on the regulated revenues set by CREG. Regulated revenues compensate electricity transmission companies for making their electricity transmission assets available to users of the SIN. Regulated revenues relating electricity transmission rates are not related to the volume of electricity transmitted and are based primarily on the monthly availability of electricity transmission assets of each transmission company. Regulated revenues are paid solely by traders and received by transmission companies through settlement credits on the MEM. Such revenues are paid on monthly installments. See "Transmission Revenues". XM calculates the amount that each trader is required to pay to an electricity transmission company.

XM does not assume credit risks in connection with these activities as its functions are performed as agent for the participants in the electricity market. Credit risk for these transactions is assumed by the market itself and mitigated through the requirement that market participants provide guarantees to access the MEM

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The chart below shows the operation of MEM:

OPERATION OF MEM


GENERATORS
XM
ELECTRICITY TRADERS
REGULATED AND UNREGULATED
$ REGULATED
$ REGULATED
TRANSMISSION COMPANIES
DISTRIBUTORS

1.4. Payment and distribution of Regulated Revenues.

According to CREG Resolution No. 103 of 2000 or CREG 103/2000, since January 1, 2002, use charges relating Regulated Revenues allocated to electricity transmission companies must be paid by electricity traders in proportion to their electricity demand. Pursuant to the Mandates, XM issues debit notes on monthly basis to the electricity traders therein specifying the proportion of Regulated Revenues allocated for payment by those agents and credit notes to the electricity transmission companies therein specifying payments that each electricity trader should pay to such companies. The total amount of such payments is equivalent to the amount of Regulated Revenues payable to electricity transmission companies.

Each month, XM collects from electricity traders all payments resulting from Regulated Revenues and distributes or allocates the same among electricity transmission companies in proportion to the ownership of electric transmission assets that comprise the STN. According to Law 143, these monthly payments are received by electricity transmission companies as Regulated Revenues.

In accordance with the connection contracts entered into among electricity transmission companies and each user of their electricity transmission systems, relating connection by those users to their electric transmission systems, hereinafter referred to as the Connection Contracts, on monthly basis the electricity transmission companies bill each user of the system the connection by such user to the companies' electricity transmission systems. Revenues from Connection Contracts are not part of the electricity transmission companies Regulated Revenues. See "Connection Charges."

1.5. Guarantee System

Payments due to charges utilization charges payable by electricity traders on the use of the STN must be monthly secured by means of any of the instruments listed below: (i) letter of credit issued by a banking institution; (ii) bank guarantee; (iii) in the case of electricity traders that are also electricity distributors, assignment of XM's accounts receivable on occasion of payments to such companies for the use of their distribution network; (iv) monthly prepayments; or (v) weekly prepayments. The amount secured under those instruments is calculated by XM based on the portion of utilization charges paid by each electricity trader with respect to the previous month and adjusted on weekly basis to reflect the actual electricity demand in the relevant month.

If an electricity trader fails granting the guarantee instrument within twenty (20) days as specified by XM, XM shall notify the SSPD and all market participants and XM, shall be bound to reduce the electricity supply to the concerned trader by means of a regulated procedure named Supply Limitation, thus leading to partial interruption of the service to the electricity end-users. If the electricity trader defaults paying the tariff monthly payments charged to users on their due date, XM may enforce its rights under the guarantee instrument (without need of resorting to judicial proceedings) and shall distribute the proceeds from such rights among the electricity transmission companies that comprise the STN.

Furthermore, once the electricity traders began to trade energy through the SIC, they are bound to furnish XM with blank promissory notes and the relevant letters of instruction. In the event where an electricity trader defaults payment of any connection charges and, if the guarantees furnished are insufficient, XM shall be empowered to enforce the above-mentioned promissory notes.

1.6. Demand.

During the period from 1995 to 2006, electricity demand grew at an annual compound growth rate of 1.80%, from 41.774 GWh in 1995 to 50.815 GWh in 2006. By comparison, Colombia's gross domestic product grew at a compound annual rate of 3.20% and its population grew at a compound annual rate of 2.00% over the same period. Colombia's demand for electricity has increased steadily since 2000.

Accumulated demand in the first nine months of year 2007 was 39,311 GWh, with an increase of 4.3% in comparison with the same period in the precedent year

The graphic below illustrates the accumulated demand for electricity for each year and the growth rate in the past 12 months, concluding in September of each year for the period from 1995 to 2007.


1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Source: XM

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Despite the growth trend, electricity demand in Colombia is below that of most industrialized countries and many other Latin American nations.

UPME, deems that electricity demand shall grow approximately 3.90% per year in the period 2007-2020. UPME projects electricity demand in year 2020, between 79,979 GWh and 85,613 GWh.

According to projections relating new interests on electricity assets for year 2019, included in the Agenda 2019 of the DNP Report *"2019 Visión Colombia II Centenario"*, it is expected that the electricity generation capacity should reach 14,282 MW in 2010 and 20,227 MW in 2019 and, it is expected that international interconnections should increase from 5 to 7 in 2019. Investments relating increases on Colombia's electricity generation capacity should be Col$3,716.69 billion for the public sector and Col$12,260.00 billion for the private sector, while investments for the expansion of international interconnections are expected to be Col$483.99 million, solely for the private sector.

1.7. Supply.

Electricity generation in Colombia has grown significantly over the past 26 years. In 1980, installed generating capacity was 4,177 MW (approximately 70% hydroelectric and 30% thermal). By September 2007, installed generating capacity had grown to 13,408.9 MW (approximately 63.8% hydroelectric and 31.8% thermal, 4.4% minor plants and cogeneration). The following table illustrates the total amount of electricity generated in Colombia for the period 1995-2007.

Year	GWh/Year	Annual Increase(%)
1995	40.674	
1996	40,481	(0.47)
1997	41,949	3.63
1998	42,520	1.36
1999	40,563	(4.60)
2000	41,355	1.95
2001	43,136	4.31
2002	44,743	3.73
2003	46,803	4.60
2004	48,618	3 88
2005	50,467	3 80
2006	52,368	3 77
Jan-Sep 2007	39,893	2.70

Source: XM

Total generation capacity is expected to increase by 982 MW during the period from 2007-2010, according to UPME estimates, from 13,277 MW in 2006 to 14,259 MW in 2010. Hydroelectric generation capacity is expected to increase from 64.23% in 2006 to 65.41% in 2010. The following table sets forth expected new generation capacity (not including interconnections) according to type of generation for the periods indicated.

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PROJECT	TYPE	CAPACIYTY MW	DATE
Rio Amoya	Hydro	78	07/09
Flores IV*	Gas/Vapor	163	01/09
Rio Manso	Hydro	27	08/10
Porce III	Hydro	660	09/10 / - 01/11 05/11-09/11
Total		925	

Source: UPME

* Las Flores IV will come into operation in January 2009 and will add 163MW new capacity to the Flores II and Flores III units, to reach a total capacity of 450 MW in the plant.

1.8. Electricity Transmission.

In Colombia, transmission is regulated independently from other components of the electricity sector, and has the unique characteristics of a natural monopoly.

The STN is an interconnected system for electricity transmission comprised of an array of power lines and corresponding connection modules, operating at 220 kV or above.

The STN is made up of two subsystems, one on the Atlantic Coast and one in the central part of Colombia, which are interconnected by 500kV lines. The STN links Colombia's 43 regional transmission networks and the local distribution networks into a single interconnected network. Approximately 92.00% of the energy consumed in Colombia is transmitted over the STN. The remainder is generated and consumed locally in Colombia's scarcely populated southeastern region. As of September 30, 2007, the STN was comprised of 83, 230kV substations, 11, 500kV substations, one 138kV substation; 2.399 Km of 500kV lines, 10,941 Km of 220/230kV lines and 10 Km of 138kV lines ,and had a 500kV transformation capacity from 7,170 MVA and 220/230 kV from 12.988 MVA

The vast majority of generating stations, grid supply points for electricity transmission and end-users are directly or indirectly connected by the STN. The STN enables the operation of generating stations to be co-ordinated, which reduces the amount of back-up generating capacity needed for plant maintenance and the amount of reserve needed on a daily basis.

Demand for electricity varies from day to day and throughout each day according to the time of year, the pattern of consumer behavior, the level of economic activity and to a lesser extent, the weather. The output of generating stations must be continuously adjusted to meet customers' demand and to ensure the electrical stability of the power system. We, as operators of the CND through our subsidiary XM, forecast and monitor the level of demand throughout the day and instruct generating stations to increase or decrease generation to meet demand in accordance with the guidelines established by the CREG.

The transmission of electricity in Colombia is a regulated business, with the following characteristics:

- electricity transmission is a regulated natural monopoly;
- there is open access to the STN;
- the STN is owned by multiple electricity transmission companies;
- electricity transmission plays a passive role in the electricity sector's productive chain;

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- the service provided by electricity transmission companies must meet availability and reliability criteria and must maintain certain voltage levels (measured in terms of availability);
- the expansion of the STN is controlled by the UPME; and
- revenues for electricity transmission companies are divided into those derived from assets existing prior to 2000 and those derived from the construction and operation of new electricity transmission lines obtained through a bidding process organized by the UPME

Electricity transmission is a natural monopoly.

The transmission of electricity nationwide is best achieved through a single system, which can belong to different owners. A centralized system results in lower costs than what would be obtained by having several entities with different systems competing. Some of the factors that make the transmission of electricity a natural monopoly are:

- the topological dispersion of generation and demand promotes a unified grid;
- economies of scale are obtained by investing in the same distribution grid;
- competitive pricing for electricity transmission is unsustainable because of the redundancy and excess installed capacity that competition in the sector would entail.

Open access to the STN.

All the market participants in the electricity industry have free access to the STN, through the payment of charges for connection and use of the system Open access to the STN is a necessary condition if competition is to be promoted in the MEM Pursuant to CREG's Resolution 001 of 1994, or CREG 001/1994, electricity transmission companies must allow indiscriminate access to their grids to any user, trader or generator, subject to their satisfaction of legal and technical regulations issued by CREG and the UPME.

Multiple ownership of the STN

The STN is an electricity transmission network consisting of transmission lines and substations which voltage is 220KV or more. Currently, the STN is owned by 11 companies, of which only we, our subsidiary Transelca and EEB, are dedicated exclusively to the transmission of electricity We own 73.87% of the STN, calculated on the replacement value of the grid, hereinafter referred to as VRN, and our subsidiary Transelca owns 8 43% of the STN.

As of September 30, 2007 we owned 100% of the 500kV transmission lines and substations 68.6% of the 230kV transmission lines in the STN, and we earned 70% of the total Regulated Revenues generated by the STN. The table below sets forth the participation of electricity transmission companies in the STN as of as of September 30, 2007.

Company	STN as of September 30, 2007			
	S/E	km	VRN	%
ISA (*)	49	9,891	1,907	73.87%
Transelca	12	1,539	218	8.43%
EEPPM	13	793	166	6 43%
EEB	8	684	165	6.40%

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EPSA	5	270	59	2.30%
ESSA	3	123	34	1.31%
DISTASA	1	27	9	0.36%
CORELCA	1	-	7	0.29%
CHB	1	-	7	0.27%
CENS	1	-	4	0.17%
EBSA	1	-	4	0.17%
TOTAL STN	95	13,327	2,581	100%

(*) Excluding 115 and 138 kV lines
Source. XM Parámetros Técnicos

Passive role of the electricity transmission companies

The role of the electricity transmission companies is to reach end-users through the transmission of electricity via the STN, while maintaining required quality standards and asset availability. The passive role of electricity transmission companies in the MEM is explained in part by the following:

- electricity transmission companies (except some companies that are vertically integrated) cannot purchase or sell electricity and any further electricity required for the operation system is furnished by electricity generation companies;
- electricity transmission companies make no decisions regarding the expansion of the STN;
- electricity transmission companies do not establish any parameters for the utilization of the STN, and
- electricity transmission companies receive revenues aimed at recouping their investments in the STN, as well as their operation and maintenance costs.

Requirements for electricity transmission services

The quality of the STN is measured in terms of the availability of each of the system's assets, as compared with the regulatory goals set by CREG, in accordance with Resolutions No. 061 of 2000 and No. 011 of 2002, as indicated below:

Asset type	Yearly Availability Index Goal (%)	Yearly Accumulated Unavailability Hours Goal
Line Bays	99.83%	15
Transformer Bays	99.83%	15
Autotransformer	99.45%	48
Compensation Bays	99.83%	15
Compensation Modules	99.45%	48
500kV Circuits	99.18%	72
220kV or 230kV Circuits > 100km Long	99.59%	36
220kV or 230kV Circuits ≤ 100km Long	99.73%	24

Non-compliance with these quality standards results in fines calculated by reference to the probability of failure of each constructive unit, and corresponding loss of revenue.

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Basically, the methodology consists of measuring the availability of each of the system's assets within a 52-week window and comparing it with the goal established by CREG If the asset fails to comply with CREG's goal, a PCSA is incurred by the electricity transmission company. Since revenue for usage charges are calculated monthly, the PCSA incurred every month are averaged at the end of the month to determine the applicable PCMA, which corresponds to the percentage by which the revenue for that particular asset is reduced for that month.

Expansion of the STN

Pursuant to Article 18 of Law 143, it is the role of the MME to oversee the expansion of the STN, rationalizing State and private efforts to meet domestic electricity demand in a manner that is consistent with the National Development Plan, hereinafter referred to as the PND and the PNE.

The UPME is in charge of technical and administrative oversight of the STN expansion, including selection through a public bidding process of investors to undertake the approved projects. The CAPT, which oversees the participation of Unregulated Customers, trading, transmitting, generating and distributing market participants, and the CND have both been designated to help the UPME in preparing the STN expansion plans and in setting the criteria, strategy and methodology for expanding the STN.

According to UPME Resolution No. 967 of 2006, According to UPME Resolution No. 967 of 2006 and in order to prepare the STN expansion plans, all the market participants must submit to the UPME detailed planning information no later than February of each year. Once a preliminary expansion plan for the STN is prepared, UPME makes it publicly available, and submits it to the CAPT for review and assessment. UPME then receives opinions, as well as alternative expansion plans, proposed by market participants and third parties interested in the STN. Based on comments from CAPT and such other parties, and taking into account cost considerations, UPME refines the preliminary STN expansion plans. Once approved by the MME, the plans are disclosed to the electricity transmission companies and interested third parties.

The STN expansion plans must be flexible in both the medium and the long-term, and be able to adapt to changes imposed by technical, economic, financial and environmental conditions, while complying with STN's quality, reliability and safety requirements. The projects proposed in the STN expansion plans must be technically and economically feasible, and must have the approval of the relevant environmental authorities.

The procedure provided under regulations applicable to expansion of the STN guarantees a competitive bidding process with respect to the construction, operation and maintenance of new electricity transmission expansion projects. Bidders submit estimated annual revenues in U.S. dollars for each of the 25 years following the commissioning of the project. Proposals are compared calculating the present value of the estimated annual revenue for each of the 25 years, applying a discount rate approved by CREG.

Estimates submitted by bidders include costs related to pre-construction works, such as design, rights of way, environmental studies and licenses; construction works, including independent engineering and all works required for the project's environmental viability; the opportunity cost of capital invested; and corresponding administration, operation, and maintenance expenses. Additionally, it is understood that the estimates will cover all the other costs and expenses incurred by the winning bidder.

1.9. Regulated Revenues.

Pursuant to Law 143, the CREG set out both the Regulated Revenues and the Usage Charges payable on monthly basis to electricity transmission companies in accordance with the Regulated Revenues earned by those companies.

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Law 143 requires that Regulated Revenues be set at a level sufficient to cover the costs of investment made by electricity transmission companies on their electricity transmission assets including the opportunity cost of capital, maintenance, operation and administration of the STN, assuming maximum projected network usage. The general remuneration scheme provided in Law 143 is aimed to ensure that the transmission business as a whole is financially viable.

Since the creation of the Colombian electricity transmission sector in 1994 by segregating electricity generation from electricity distribution, CREG has reviewed on four occasions the methodology for remunerating electricity transmission companies and tariffs have been divided up in four tariff periods, each of which used a different methodology for calculating Usage Charges and Regulated Revenues.

The methodology to determine the Regulated Revenues of electricity transmission companies currently in effect has been in force since January 1, 2000 and was defined through CREG Resolution No. 051 of 1998, subsequently clarified and amended by CREG Resolutions No. 004 of 1999, 022 of 2001 and 085 of 2002. The methodology to calculate usage charges applicable to generators and traders for collection of revenues from transmitters was provided in CREG Resolution 094 of 1999, amended by CREG Resolution 103 of 2003.

Among the fundamental modifications introduced by these Resolutions with respect to the previous regulatory periods, was the change from the scheme that calculated usage charges and Regulated Revenues annually, to a system that allows calculating usage charges and Regulated Revenues on monthly basis, taking into account those electricity transmission assets that are commercially operative each month in the STN. With respect to usage charges, the key change consisted of departing from a scheme where generators paid 50% of the transmission revenues and traders paid the remaining 50%, by applying zone charges (different in each region of the country), and a scheme where 100% revenues are paid by traders, by applying stamp charges (equal throughout the entire national territory)

According to CREG Resolution No. 022/2001, the construction and operation of new transmission assets is awarded through bid processes. Revenues allocated for the first 25 years of such new assets operation are set in conformity with the tender furnished by the winning bidder, as explained herein below. After the first 25 years, revenues on such assets are calculated according to standards set for assets in operation prior to January 2000.

Regulated Revenues for assets made available to the STN prior to January 2000

As of the date of this Info Prospectus, these assets represented near 80% of ISA's total electricity transmission assets comprising the STN (share based on the Assets' New Replacement Value).

Our Regulated Revenues relating assets made available to the STN prior to January, 2000 are calculated annually based on a formula that considers: (i) replacement value of our investments on assets made available to the STN, which value is adjusted from time to time based on certain assumed costs fixed by CREG and denominated in US Dollars; (ii) an assumed internal rate of return on our investments in electricity transmission assets, presently in 9.00%; (iii) specified useful life of such assets, currently, 25 years; (iv) our operational and maintenance expenses fixed as percentages on our assets value, (v) our investments on non-electricity assets; and, (vi) revenue decreases due to non compliance of availability targets set for the STN's assets. These Regulated Revenues are calculated using the formula described below:

$$RR = VRN \times [(IRR \times (1+IRR)^{n})/((1+IRR)^{n}-1)] \times (1 + NEA) + (VRN \times AOM) - P$$

Where:

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RR	Is the Annual Regulated Revenue.
VRN	Is the replacement value of each construction unit, which is calculated every month as the sum of the FOB cost and the installation costs of each of its components. For the purposes of calculating the VNR, CREG Resolution 026/1999, approved certain assumed FOB and installation costs for the different items comprising the electricity transmission assets and ancillary facilities, which in the whole are designated as "construction units". These assumed costs have been in effect since January, 2000. The VRN is expressed in US dollars of December 1997, converted into Colombian pesos at the exchange rate in effect in December 1999 and adjusted in the relevant month to take into account changes in the IPP.
IRR	Is the return rate set by CREG for the duration of the useful life of the electricity transmission assets. The internal rate of return is currently 9%, a rate that has remained unmodified since the beginning of its application in January, 2000
N	Is the useful life of the electricity transmission assets, as set by CREG, which is currently 25 years (in force since the beginning of the scheme application in January, 2000).
NEA	Is the percentage rate at which electricity transmission companies are compensated for their investments in non-electric assets, currently set by CREG at 5%. (in force since the beginning of the scheme application in January, 2000).
AOM	Is the percentage rate at which electricity transmission companies are compensated for expenses incurred by them in the administration and operation and maintenance of their electricity transmission assets, currently set by CREG at 2.50% for assets that are not located in areas with saline contamination and 3.00% for assets located in areas affected by saline contamination (i.e., assets located in coastal areas near the ocean), to compensate for the additional maintenance costs that these assets require. Such percentages have remained unchanged since January 2002.
P	Is the penalty for non compliance of unavailability targets set by CREG According to CREG's methodology provided in CREG Resolution 061 of 2000, This penalty is calculated on a weekly basis.

For substations, an additional 8.50% on the cadastral value of the typical area on which the substation is built, is recognized to compensate for the acquisition price and the conditioning costs of the related land.

The foregoing formula corresponds to the annual calculation of revenues for each construction unit, but, as revenues are calculated on monthly basis, the result is divided into twelve Pénalties on non compliance of availability targets in the relevant month are deducted subsequently.

Regulated Revenues for assets made available to the STN after January 2000.

As of the date of this Info Prospectus, these assets represented near 20% of our total electricity transmission assets comprising the STN (share based on the Assets' New Replacement Value). Basically, 4 projects are currently subject to bid processes:

- UPME 01 1999: Primavera – Guatiguará – Tasajero at 230 kV
- UPME 02 1999: Sabanalarga - Termocartagena at 230 kV

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- UPME 01 2003: Primavera – Bacatá at 500 kV
- UPME 02 2003: Primavera – Bolivar at 500 kV

In January 2000, CREG introduced a new scheme for the construction and operation of new electricity transmission assets. This new scheme was set forth in CREG 004/1999 (amended by CREG Resolutions 022 of 2001 and 085 of 2002), which requires that a competitive bidding process be conducted by MME (or by the entity delegated by it) for the construction and operation of electric transmission assets set forth under the expansion plan drafted by the UPME. Pursuant to the Competitive Bidding Rules, Colombian and international companies can participate in competitive bidding processes simply by purchasing the terms of reference published by CREG for each bidding process and submit a comprehensive plan for constructing, operating and maintaining the new electricity transmission assets in exchange of a consideration consisting of an amount set as Regulated Revenue

Under the Competitive Bidding Rules, the winning bidder is awarded with the construction, operation and maintenance of the new electricity transmission assets for period of 25 years and is responsible for making all the investments necessary for the development, construction, commissioning, maintenance and operation of such assets during the entire 25-year period in consideration for the Regulated Revenue included in such bidder's offer. After expiration of this 25-year period, the Regulated Revenue related to such electricity transmission assets is calculated using the methodology applicable for the calculation of Regulated Revenues applicable to assets made available to the STN prior to January 2000. See "Regulated Revenues for assets made available to the STN prior to January 2000". The Regulated Revenue awarded under the Competitive Bidding Rules are adjusted annually to reflect changes in the PPI (Producer Price Index – Series WPSSOP3200). Revenues are payable on monthly basis, whereby monthly revenues correspond to one-twelfth (1/12) of the annual revenues offered for each year.

Allocation of payments relating revenues from transmission

Pursuant to CREG Resolution 094/1999, 25.00% of the Regulated Revenues for electricity transmission companies must be covered by generators, while the remaining 75.00% must be paid by the traders. CREG Resolution 103/2000, provides that as of January 1, 2002, generators shall make no payments for Usage Charges.

Ongoing Tariff Review

Through CREG Resolution 007/2005, companies providing electricity transmission services, their end-users, and all interested parties were informed of the commencement of a review process by CREG to determine the new criteria for the remuneration of electricity transmission services for a new 5-year period, particularly in connection to assets available in the STN prior to January, 2000. However, pending issuance of the new resolution setting forth new criterion, the current scheme of revenues shall continue to apply

According to CREG Resolution 007/2005, the Ongoing Tariff Review shall mainly focus on the following aspects relating the current structure of Regulated Revenues:

- *Construction Units*: CREG Resolution 007/25 provides that CREG shall retain services from a private consultant to review the VRN of construction units set forth in CREG Resolution 026/1999 and who shall make recommendations on the adjustments to the methodology to be applied in calculating the VRN and the useful life of each construction unit. This analysis

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shall also permit CREG to review, if it deems so necessary, the definition and components of each construction unit, as well as acknowledging new construction units that may be presently treated as other construction units. CREG published a proposal about construction units in September 2006, through Circular No. 036.

- *Internal Rate of Return*: REG has indicated that it intends to use a WACC (Weighted Average Capital Cost) for the calculation of the rate of return. This methodology is similar to that used to calculate the cost of capital for companies in the electricity and natural gas distribution businesses, although CREG acknowledges that in the case of electricity transmission services such calculation shall not include the risk of variations on the electricity demand

- Non-electric Assets: CREG shall review the costs of non-electric assets, based on historical information furnished by electricity transmission companies. The percentage currently applied on the VRN of electricity transmission assets to compensate their non-electric components, shall be reviewed accordingly.

- Administration, Operation, and Maintenance: CREG shall review administration, operation and maintenance expenses incurred by electricity transmission companies To that effect, CREG has requested technical studies on the matter from *Universidad de Los Andes* and *Universidad de Antioquia*, as well as historic information from the electricity transmission companies The percentage currently applied on the VRN of electricity transmission assets to compensate AOM expenses shall be reviewed accordingly CREG published a study about AOM expenses in January of 2007 (Circular No. 002).

- *Land*. CREG shall review typical areas relating each construction unit at substations, as well as pre-construction and adequacy costs relating these areas. The percentage currently applied on the land cadastre value to compensate such costs, shall be reviewed. CREG Resolution 007/2005 is silent as to the basis for such review.

- *Penalties on Non-Availability*. CREG shall review the availability standards of electricity transmission assets, based on historic availability data relating the STN, statistics from the industry (international data included) and new software available.

- *Productivity Factor*. CREG Resolution 007/2005 provides that the new structure Regulated Revenues should include a productivity factor aimed at sharing profits from the electricity transmission companies' expected productivity, with the end-users. This productivity factor shall be expressed as the percentage to be subtracted from the electricity transmission companies' annual revenues. This factor shall be established by CREG based on the analysis on productivity of electricity transmission companies in Colombia, prepared by EAFIT. This analysis considers that a 0.36% productivity factor would suffice to achieve the pursued goal of sharing profits from the electricity transmission companies' productivity, with the end-users.

We expect that the outcomes from the Ongoing Tariff Review should entail changes on our structure of Regulated Revenues including, among others: a re-calculation of the compensation we shall receive by making our electricity transmission assets available to the STN; a reviewed analysis on our electricity transmission costs; possible modifications to our service quality standards and scheme of penalties; and, finally, a review of our assets base and rate of return. Although we expect that the new structure of Regulated Revenues should be grounded on technical, independent and objective criteria to reflect the current structure of costs among companies in our

industry. outcomes from the Ongoing Tariff Review is rather uncertain in terms of implementation and final outcomes. Consequently, we cannot make an assurance as to the time when the Ongoing Tariff Review will conclude or that the structure Regulated Revenues will cover our costs and compensate inflation and future currency devaluation or that it will afford adequate returns on our assets base

1.10. Connection Revenue.

Connection charges are contractually agreed among the parties of the relevant connection contract. However, in the particular case of network operators, charges are established for each connection point taking into account the methodology provided by CREG in Resolution 082 of 2002. and all investments made by the relevant company on connection assets for such connection point and such assets' maintenance. administration and operation expenses.

The connection charge is adjusted monthly to reflect the previous month's change in IPP. Connection charges are not adjusted to compensate for extraordinary maintenance costs. In the event that equipment must be replaced prior to the end of its projected life, the connection provider may negotiate with its connection client an adjustment to the connection tariff to take account of the investment in the new equipment. If no adjustment is agreed by us and our client, the parties may seek an adjustment from the CREG.

2. Brazil.

2.1. Overview of the Sector

Electricity transmission systems in Brazil are subject to federal regulation ANEEL is the governmental agency vested with authority to grant concessions and regulate the provision of electric transmission services in Brazil. States do not have jurisdiction over electricity transmission concessions but regulate the development of electricity transmission assets and the provision of services through state environmental licensing regulations and the enforcement of such regulations. The BSIN is a large-scale electricity generation and transmission system formed by companies in the southern, southeastern, center-west, northeastern regions, and certain areas in the northern regions of Brazil. The BSIN is responsible for supplying electricity to approximately 98% of the Brazilian market, according to the ONS. Only the states of Amazonas. Roraima, Acre, Amapá, Rondônia, and certain cities in Pará, which are states located in the northern region of Brazil, are not yet part of the BSIN. In these states, the supply is provided by small thermoelectric power stations or by hydroelectric power stations that are part of isolated systems located close to the main consumption centers

In 2006, the installed capacity of the BSIN had total power of 86,771 MW. of which 73,393 MW corresponded to hydroelectric power stations (including 7,000 MW relating to 50% of the installed capacity of Itaipu that is directed to the Brazilian market) and 13,378 MW corresponded to thermoelectric and nuclear power stations. Taking into account the addition of new generation and the deactivation of emergency thermal power stations, the total installed capacity of the BSIN increased by 5,68% from 2005 to 2006. The total production capacity was 415.9 TW/h in 2006.

The electricity transmission installations of the National Main Grid are also part of the BSIN. The National Main Grid. which is utilized for transporting large amounts of energy from the production centers to the consumption centers, is a combination of (i) transmission lines, barricades, power transformers and substation equipment at voltages equal to or greater than 230 kV (ii) power transformers with a primary voltage equal to or greater than 230 kV and secondary and tertiary voltages with less than 230 kV, as of July 1, 2004.

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The Sub-Transmission Systems consist of (i) transmission lines, barricades, power transformers and substation equipment, of any voltage, when used by generating centers on an exclusive or shared basis or by Independent Consumers, on an exclusive basis; (ii) international connections and associated equipment, at any voltage, when used exclusively for imports and/or exports of electricity; and (iii) transmission lines, barricades, power transformers and substation equipment, at voltages less than 230 kV, which may or may not be located at substations that are part of the National Main Grid Sub-Transmission Systems serve certain users such as distribution concessionaires and Independent Consumers.

In 2006, the National Main Grid reached a length of 86,229 Km, encompassing 717 transmission circuits and a transformer capacity of 196,500 MVA. These figures include an increase of 3,180 Km in new transmission lines and 12,000 MVA in new transformers, corresponding to a growth of 3.8% and 6.5%, respectively, compared to 2005.

The table below indicates the evolution of the lengths, in Km, of the transmission lines in the National Main Grid between 2000 and 2006:

Voltage (kV)	2006	2005	2004	2003	2002	2001
230	36,342	35,737	35,074	34,000	32,997	32,537
345	9,579	9,579	9,047	9,021	9,021	9,024
440	6,671	6,667	6,668	6,668	6,668	6,668
500	29,341	26,771	24,924	23,659	19,525	17,510
600 CC	1,612	1,612	1,612	1,612	1,612	1,612
750	2,683	2,683	2,683	2,683	2,683	2,683
Total Brazilian Interconnected System	86,229	83,049	80,008	77,643	72,506	70,034

Source: ONS.

As of December 31, 2006, 40 concessionaires operated within the BSIN As of December 31, 2006, the Brazilian Federal Government, through companies controlled by Eletrobrás, owned and operated approximately 32% of all transmission lines (in Km), according to data from ABRATE The remaining transmission lines are mostly owned and operated by private companies that acquired such lines in public auctions and privatization of state-owned companies.

The map below shows the Brazilian electricity transmission system.

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Source ONS.

Expansion of the BSIN

The planned expansion of the BSIN is based on the ONS's Program for Transmission Expansion (*Schedule de Expansão da Transmissão de Energia Elétrica*) or PET, which is determined based on information provided by the Energy Research Company (*Empresa de Pesquisa Energética—EPE*) for a five-year period. The PET is revised by the ONS every year and contemplates investments to be made during a three-year period. The PET establishes the transmission lines and substations which are to be constructed or reinforced during the relevant period

These plans are submitted for approval by the BMME and, once approved, ANEEL is entrusted with operating concessions for the construction and operation of new transmission lines through public bidding or granting direct authorizations to the electricity transmission companies that own the installations to be reinforced.

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According to the BMME's 10-year expansion plan for the electricity sector, by 2015 the ability to produce electricity will increase by means of exploitation of hydroelectric potential, since only 28.20% of this potential is currently exploited in Brazil. The BMME expects large investments in hydroelectric generation projects, thereby increasing the country's present installed capacity by 31,000 MW. Increasing the ability to generate electricity will require expansion of the electricity transmission networks and reinforcement of the existing networks. The BMME estimates that it will be necessary to construct approximately 41,327 Km of electricity transmission lines between 2007 and 2015.

The expansion of the Brazilian electricity transmission system is being implemented mainly by means of public biddings conducted by ANEEL for the granting of concessions. Any person interested in being granted an electricity transmission concession is allowed to participate in an auction, including those not currently operating in the electricity sector. These participants must have a commitment or contract with a company having technical capacity for operating and maintaining its portion of the electricity transmission system. Participants must obtain prequalification under the terms of the bidding documents, and if awarded a concession, must incorporate a special purpose entity to hold and operate such concession

2.2. Laws and Regulations

The New Industry Model Law

The New Industry Model Law introduced material changes to the regulation of the electricity industry with the intention of (i) providing incentives to private and public entities to build and maintain generation capacity and (ii) assuring the supply of electricity in Brazil through public auctions. The key changes introduced by the New Industry Model Law include:

The creation of a parallel environment for the trading of electricity with (1) a more stable market in terms of electricity supply, so as to provide additional security in the supply to captive consumers, called the Regulated Market (*Ambiente de Contratação Regular*), or the ACR, and (2) a market specifically addressed to certain participants (i.e., independent generators, Independent Consumers and electricity trading companies), which should permit a certain degree of competition vis-à-vis the Regulated Market, called the Free Market (*Ambiente de Contratação Livre*);

Restrictions on certain activities by distribution companies, including participation in electricity generation and transmission, so as to ensure that they focus only on their core business in order to guarantee more efficient and reliable services to the ACR; and

Elimination of self-dealing, in order to provide an incentive for distributors to purchase electricity at the lowest available prices instead of buying electricity from related parties.

The New Industry Model Law did not significantly alter the regulation on electricity transmission activities, which continues to take place through concessions granted by ANEEL in public auctions or by means of authorizations. In order to ensure legal security to the operations in the industry, the New Industry Model Law requires that the concession contracts executed prior to its ratification remain unchanged

Concessions

Concessions for electricity transmission are generally formalized under agreements executed between the granting authority, represented by ANEEL, and the electricity transmission

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concessionaires. The concession contracts grant rights to exploit certain electricity transmission assets during, generally, 30 years. An existing concession may be renewed at the granting authority's discretion, upon request of the concessionaire, made at least 36 months prior to the expiration date of the concession. ANEEL is not required to respond to a request for extension until 18 months prior to the expiration of the concession contract. If a concession contract is renewed, the economic terms of the agreement, including the related Permitted Annual Revenue, may be adjusted to take into account the fact that the investment in the concession assets had been amortized and the need for additional investments in maintenance and operation of the concession assets.

The 059/2001 Concession Contract has a term of 20 years and expires on July 7, 2015, and the 143/2001 Concession Contract has a term of 30 years and expires on December 31, 2031. The Concession Contracts may be renewed in accordance with the terms described above.

Pursuant to the provisions of the Concessions Law, electricity transmission concession contracts contain provisions which permit in certain circumstances changes in the rates or tariffs charged by electricity transmission concessionaires in order to maintain the economic and financial conditions (*equilibrio econômico-financeiro*) prevailing on the date of execution of the relevant concession contracts, including through the recovery of the investments made by the concessionaires in the electricity transmission installations following such date. Under the Concession Contracts, CTEEP may be entitled to an increase in its Permitted Annual Revenue based on this principle, although CTEEP has not had any past experience regarding the application of this principle in relation to the Concession Contracts.

The Concessions Law establishes, among other things, the requirements a concessionaire must comply with when providing electricity services, the rights of consumers, and the obligations of the concessionaire and the granting authority. The Concessions Law provides, among other things:

Service. The concessionaire must render adequate services with respect to regularity, continuity, efficiency, safety and accessibility

Use of Land. The concessionaire may use public land or request the granting authority to expropriate necessary private land for the benefit of the concessionaire. In the latter case, the concessionaire must compensate the affected private landowners.

Strict Liability. The concessionaire is strictly liable for all damages arising from the provision of its services.

Changes in Controlling Interest. The granting authority must approve any direct change in the concessionaire's controlling interest.

Intervention by the Granting Authority. With the approval of the President of Brazil, evidenced by a presidential decree, the granting authority may intervene in the concession to ensure the adequate performance of services as well as full compliance with applicable contractual and regulatory provisions. Within 30 days of the decree date, the granting authority's representative is required to begin an administrative proceeding in which the concessionaire is entitled to contest the intervention. During the term of the administrative proceeding, a person appointed by the granting authority's decree becomes responsible for operating the concession. If the administrative proceeding is not completed within 180 days from the decree date, the intervention ceases and the concession is returned to the concessionaire. The concession is also returned to the concessionaire if the granting authority's representative decides not to terminate the concession and the concession term has not yet expired.

Early Termination of the Concession. The termination of a concession contract may be accelerated by means of expropriation and/or forfeiture. Expropriation is the early termination of a concession

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for reasons related to the public interest that must be expressly declared by law. Forfeiture must be declared by the granting authority after ANEEL or the BMME issue a final administrative ruling that the concessionaire, among others, (i) has failed to render adequate service or to comply with applicable laws or regulations; (ii) no longer has the technical, financial or economic capacity to provide adequate service; or (iii) has not complied with penalties assessed by the granting authority. The concessionaire may contest the expropriation or forfeiture of a concession in the courts. The concessionaire is entitled to compensation for its investments in expropriated or forfeited assets that have not been fully depreciated, after deduction of any amounts for fines and damages payable by the concessionaire

Expiration. When the concession expires, all assets, rights and privileges that are primarily related to the rendering of the electricity services revert to the Brazilian Federal Government. Following the expiration, the concessionaire is entitled to compensation for its investments in assets that have not been fully recovered as of the expiration date.

Remuneration. Transmission concessionaires source of revenue is the Permitted Annual Revenue, which is set by ANEEL under the relevant concession contract.

Penalties

The regulations issued by ANEEL govern the imposition of sanctions against the participants of the energy sector and classifies the appropriate penalties based on the nature and importance of the breach (including warnings, fines, temporary suspension from the right to participate in public auctions for new concessions, licenses or authorizations and forfeiture) For each breach, the fines can be up to 2% of the concessionaire revenues (net of value-added tax and services tax) in the 12-month period preceding any assessment notice. Some actions that may result in fines relate to the failure of the concessionaire to request approval from ANEEL, including the following:

- execution of contracts with related parties in the events foreseen in the regulation;
- sale or assignment of the assets related to service provision, as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on such assets or other assets relating to the concession or to the revenues of the electricity services; or
- changes in controlling interest of the concession or authorization holder.

In addition, electricity generation, distribution and transmission concessionaires are strictly liable for any direct or consequential damages caused to third parties as a result of inappropriate provision of electricity services at their facilities. If the ONS is incapable of assigning liability for the damages to a particular concessionaire, or if the damages are caused by the ONS, liability is proportionately allocated at the rates of 35.7%, 35.7% and 28.6% to the transmission, distribution and generation concessionaires, respectively.

Access to the electricity transmission system

The Concessions Law and the Concessions Law for the Electricity Industry provide for open access to the BSIN and assure to any participant or Independent Consumer the right to interconnect with, and use the system in consideration of compensation for costs incurred, irrespective of whether or not electricity is traded. Open access to the BSIN is a means to ensure competitive electricity generation and trading.

The ONS provides access to the BSIN by means of agreements with the participants of the BSIN and the users of the electricity transmission system. Electricity distribution companies holding

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concessions or permissions. electricity generation companies directly connected to the National Main Grid or connected to centrally dispatched hydrogenerators. and electricity import and export companies directly connected to the National Main Grid are all users of the BSIN. The agreements for access to the BSIN include:

CPST. An agreement between the ONS and an electricity transmission concessionaire with National Main Grid transmission facilities, such as CTEEP, which provides for the terms and technical and financial conditions governing the use of electricity transmission services

CUST. An agreement between the ONS, acting for its own account and as representative of electricity transmission concessionaires, and a system user, which provides for the terms and conditions for use by the system user of the National Main Grid, including collection and payment mechanisms, and regulates the services provided by the ONS concerning coordination and operating control of the Brazilian Interconnected System.

CCG. An agreement between the ONS, acting for its own account and as representative of electricity transmission concessionaires and as manager of banking accounts, and a system user, which provides the ONS with access to funds available in user-designated banking accounts, in the event a system user fails to make the payments owed to the electricity transmission concessionaires and to the ONS, including payments of portion of the Permitted Annual Revenue of the concessionaire that is allocated to such user pursuant to the applicable CUST.

CCT. An agreement between electricity transmission concessionaires and a system user, which provides for the terms and technical conditions for connection to the National Main Grid through facilities and connection points

CCI. An agreement between electricity transmission concessionaires providing for the shared use of facilities of the electricity transmission system.

2.3. Institutional Framework

Main regulating authorities

Ministry of Mines and Energy—BMME: The BMME is the Brazilian Federal Government's primary regulator of the electricity industry acting as the granting authority on behalf of the Brazilian Federal Government, and empowered with policymaking, regulatory and supervisory capacities. Following the adoption of the New Industry Model Law, the BMME undertook certain functions previously performed by ANEEL, including drafting guidelines, granting of concessions, and issuing directives governing auction processes for concessions relating to electricity services and facilities. Subsequently, the exercise of these practices was delegated by the BMME to ANEEL by a presidential decree.

National Electric Energy Authority—ANEEL. The Brazilian electricity industry is regulated by ANEEL, an independent federal regulatory agency. Following the ratification of the New Industry Model Law, the primary responsibility of ANEEL is to regulate and supervise the electricity industry in line with the policy set by the BMME and to respond to matters which are delegated to it by the Brazilian Federal Government and the BMME. The current responsibilities of ANEEL include (i) administering concessions for electricity generation, transmission and distribution, including the approval of electricity tariffs; (ii) issuing regulations for the electricity industry, (iii) implementing and regulating the use of energy sources, including the use of hydroelectric energy, (iv) promoting public auctions for new concessions, (v) settling administrative disputes among electricity

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generation entities and electricity purchasers; and (vi) defining the criteria and methodology for the determination of electricity transmission tariffs.

National Energy Policy Council—CNPE. The National Energy Policy Council (*Conselho Nacional de Politica Energética*) of Brazil, or the CNPE, is presided over by the BMME, and the majority of its members are ministers of the Brazilian Federal Government. The CNPE was created to optimize the use of Brazil's energy resources and to assure the supply of electricity within Brazil.

National System Operator—The ONS. The ONS is a non-profit private entity created in 1998 formed by consumers and energy utilities engaged in the generation, transmission and distribution of electricity, in addition to other private participants, such as importers and exporters. The New Industry Model Law granted the Brazilian Federal Government the power to appoint three members of the board of executive officers of the ONS. The primary role of the ONS is to coordinate and control the electricity generation and transmission operations in the Brazilian Interconnected System, subject to the regulations issued by ANEEL and to ANEEL's supervision. The objectives and principal responsibilities of the ONS include (i) operational planning for the generation and transmission industry; (ii) organizing the use of the domestic Brazilian Interconnected System and international interconnections, ensuring that all parties in the industry have access to the electricity transmission network in a non-discriminatory manner; (iii) assisting in the expansion of the energy system; (iv) proposing plans to the BMME for expansions of the National Main Grid (which proposal shall be taken into account in planning the expansion of the transmission system) and preparing the PET; and (v) submitting rules for the operation of the electricity transmission system, the so-called network procedures, for approval by ANEEL. Generators must declare their availability to the ONS, which then attempts to establish an optimal electricity dispatch program.

Energy Research Company—EPE On August 16, 2004, the Brazilian Federal Government ratified a decree creating the Energy Research Company (*Empresa de Pesquisa Energética*), or EPE, a state-owned company which is responsible for conducting strategic research on the electricity industry, including electricity, oil, gas, coal and renewable energy sources The research carried out by EPE will inform the planning and actions of the BMME in its policymaking role in the electricity industry

Energy Industry Monitoring Committee—CMSE. The New Industry Model Law authorized the creation of the CMSE, which operates under the direction of the BMME The CMSE is responsible for monitoring the supply conditions of the system and for indicating steps to be taken to correct problems uncovered by such monitoring, including in connection with reserves to cover electricity demand.

2.4. Regulated Revenues

Remuneration of Concessionaires; Permitted Annual Revenue

Electricity transmission concessionaires are remunerated based on the Permitted Annual Revenue set by ANEEL. The Permitted Annual Revenue compensates such concessionaires for making their electricity transmission assets available to users of the National Main Grid and in the Sub-Transmission Systems. Rather than relating to the volume of electricity transmitted, the Permitted Annual Revenue takes into account the investments made by each concessionaire in its electricity transmission assets, the costs of operating and maintaining such assets and a specified rate of return on the capital invested by such concessionaire. The Permitted Annual Revenue is received by each concessionaire from the user of its electricity transmission system through the TUST, which is paid in twelve monthly installments See "TUST" below. The ONS calculates the amount that each user of the electricity transmission assets of such concessionaire is required to pay to the

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electricity transmission concessionaires The payment of such amount is secured through the guarantee system contemplated under the CCGs. See "Guarantee System "

The Permitted Annual Revenue consists of: (i) the Permitted Annual Revenue related to the National Main Grid (*Receita Permitida de Rede Básica*), or the RPB; (ii) the Permitted Annual Revenue related to the Sub-Transmission Systems (*Receita Permitida das Demais Instalações de Transmissão e Conexão*), or the RPC; and (iii) the Adjustable Portion.

In the case of electricity transmission concessions granted prior to December 31, 1999, the RPB compensates electricity transmission concessionaires for making their electricity transmission facilities connected to the National Main Grid available to participants in that system and is the sum of: (i) compensation for the availability of electricity transmission assets that commenced commercial operation prior to December 31, 1999; (ii) compensation for the availability of electricity transmission assets that commenced commercial operation between December 31, 1999 and the most recent annual adjustment, or the RBNI; and (iii) compensation for the availability of electricity transmission assets that commenced commercial operation after the most recent annual adjustment. The RPB and RBNI related to the Permitted Annual Revenue that CTEEP receives pursuant to the 059/2001 Concession Contract are calculated as described above.

In the case of electricity transmission concessions granted after December 31, 1999 in connection with competitive bidding process conducted by ANEEL, the RPB is determined based on the tariff offered by the person to whom the concession is awarded and the RPC is based on an adjustment to such concessionaire's Permitted Annual Revenue related to the new electricity transmission assets that commence commercial operations after the concession is initially awarded to such concessionaire

For purposes of calculating the RBNI, ANEEL established a rate of return that is based on an assumed debt-to-equity ratio of 50.4:49.6. The assumed cost of capital of the debt portion is 10 87% per annum, and the assumed cost of capital of the equity portion is 12.10% per annum, in each case prior to adjustments for inflation.

The RPC compensates electricity transmission concessionaires for the availability of their electricity transmission facilities connected to the Sub-Transmission System. The methodology ANEEL applies in order to calculate the RPC follows the same criteria used for the calculation of the RBNI.

The Adjustable Portion is a mechanism designed to offset decreases and increases in the Permitted Annual Revenue of an electricity transmission concessionaire relating to delays in the commencement of commercial operation of new electricity transmission assets of the concessionaire.

The table below sets forth the Permitted Annual Revenue received by CTEEP for the Tariff Periods indicated.

	For the Tariff Period from July 1, 2006 to June 30, 2007	For the Tariff Period from July 1, 2007 to June 30, 2008	B/A Percent Increase (Decrease)
National Main Grid	1,058.7	1,147.2	8.36
- From existing facilities prior to December 1999	900.2	940 5	4.48
- From existing facilities after December 1999	158.5	206 7	30.41
- Base Value	135.4	111 3	(17.8)

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-After June 30, 2005	23.0	95.4	314.78
Sub-Transmission Systems	255.6	270.6	5.87
- From generation companies	2.6	2.8	7.69
- From distribution companies	253.0	267.8	5.85
Adjustable Portion	0.2	60.7	30,350.00
- Periodic Review	0.0	(33.3)	-
Surplus/Deficit	62.5	87.3	39.68
PIS/COFINS	(62.3)	6.7	-
Total	1,314.4	1,478.5	12.48

Source: ANEEL.

The table below provides a summary of the historical and projected evolution of the Permitted Annual Revenue received by all Brazilian electricity transmission concessionaires for making their electricity transmission assets available to the National Main Grid over the period from 1999 to 2008 The information summarized in the table below reflects: (i) revenues of all electricity transmission companies related to electricity transmission assets made available to the National Main Grid, (ii) revenues from new investments by such companies, i.e., related to improvements (*melhorias*) and reinforcements that were made available to the National Main Grid after the execution of such concession contracts; and (iii) revenues included in the ONS's budget approved by ANEEL for improvements and reinforcements that have not yet been made available to the National Main Grid:

Evolution of Permitted Annual Revenue in the Brazilian Electricity Transmission Sector (National Main Grid)
(in thousands of *reais, except percentages*)

Period	Transmission Companies (assets contemplated in concession contracts)	New Investments (each period)	The ONS Budget	TOTAL	CTEEP (percentage of total)
1999/2000	1,558,434	84,974	92,474	1,735,882	21.30%
2000/2001	1,844,784	177,490	92,919	2,115,192	20.00%
2001/2002	2,122,059	190,173	129,955	2,442,187	18.60%
2002/2003	2,865,734	364,641	141,993	3,372,369	15.10%
2003/2004	4,384,593	362,218	195,817	4,942,628	13.30%
2004/2005	5,098,116	316,966	278,603	5,693,685	13.70%
2005/2006	6,526,962	171,845	321,285	7,020,092	14.70%
2006/2007	7,040,219	347,034	311,481	7,698,734	13.30%
2007/2008	6,987,237	211,068	280,904	7,479,209	18.96%

Source: ANEEL.

Adjustments, increases, reductions and periodic review

An electricity transmission concessionaire's Permitted Annual Revenue is subject to the following adjustments, increases, reductions and periodic reviews:

Adjustments. Under the concession agreements, the Permitted Annual Revenue is subject to an annual adjustment for past inflation, which adjustment takes place in June or July of each year,

depending on the concessionaire. The adjustment is based on the variation of the IGP-M during the relevant period.

Increases. Under the Concessions Law and the concession agreements, the Permitted Annual Revenue may be increased, with the approval of ANEEL, to take into consideration new investments by the concessionaire in electricity transmission assets made during the relevant Tariff Period and previously approved by ANEEL.

Reductions. Under the CPST and the concession agreements the following reductions of the Permitted Annual Revenue may apply:

- The Permitted Annual Revenue under concession contracts entered into as a result of competitive bidding processes conducted by ANEEL is subject to the Variable Deduction, of up to 12 5% of the amount of the concessionaire's Permitted Annual Revenue under each such concession agreement, based on the unavailability of the concessionaire's electricity transmission assets during the relevant period The amount of the Variable Deduction is calculated by multiplying the percentage representing the portion of time during which the assets were unavailable during the relevant period, based on information gathered monthly by the ONS, by the applicable revenues of such assets. If the period of unavailability would correspond to a Variable Deduction of more than 12.5% of the Permitted Annual Revenue for the preceding 12-month period, ANEEL may apply an additional penalty of up to 2% per additional event of unavailability. This penalty applies to events of unavailability without regard to the duration of such event of unavailability and is not subject to a maximum amount. The Variable Deduction and the additional penalty do not apply to any events of unavailability of the concessionaire's electricity transmission assets resulting from force majeure, interruptions authorized or requested by ANEEL or events of unavailability attributable to the ONS or to another electricity transmission concessionaire. The methodology for calculating the Variable Deduction is provided in ANEEL Resolution No 270 June 26 2007, or Resolution 270, and applies to Concession Contract 143/2001. The Variable Deduction shall also apply to Concession Contract 059/2001, 360 days after publication of Resolution 270. Resolution 270 provided certain maximum terms where transmission assets may remain inoperative and limited the total amount that may be deducted in a given month, to 12.5% of the Permitted Annual Revenue. Furthermore, electricity interruptions beyond the concessionaire's control or those requested by the ONS, or the period necessary to operate a replacing equipment according with ordinary procedures, among others, give no rise to deduction on the Permitted Annual Revenue. Likewise, Resolution 270 grants an incentive or bonus when the transmission line performs, in operative basis, better than the regulatory standard. For the nine-month period ending on September 30, 2007, when the Variable Deduction only applied to Concession Contract 143/2001, CTEEP did not record any amounts on accumulated Variable Deduction applicable to its Permitted Annual Revenue relating unavailability.
- If the period of unavailability of the concessionaire's electricity transmission assets is longer than 30 consecutive days, ANEEL may initiate legal proceedings seeking to terminate the relevant concession.
- In addition, under certain concession agreements entered into in connection with competitive bidding processes conducted by ANEEL, the Permitted Annual Revenue will be reduced by 50% starting on the 16th year of the concession to take into account the fact that the electricity transmission concessionaire already will have recovered the investments it made in connection with such concession contract.

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- ANEEL may also reduce the Permitted Annual Revenue at any time if the electricity transmission concessionaire obtains revenues from other activities

Extraordinary Review. The Permitted Annual Revenue may be reviewed and adjusted upward or downward by ANEEL in extraordinary circumstances such as changes in the tax regime, regulatory tariffs, compensation for certain investments by the concessionaire for which prior approval by ANEEL was not required, or other unforeseen circumstances, in order to maintain the economic and financial conditions (*equilíbrio econômico-financeiro*) prevailing on the date of execution of the relevant concession contract. Depending on the nature of the intervening event or circumstance, ANEEL may increase or decrease the concessionaire's Permitted Annual Revenue on its own initiative or at the request of the concessionaire.

Periodic Review of Permitted Annual Revenue. Under the CPST and the concession agreements that an electricity transmission concessionaire enters into with ANEEL. The Permitted Annual Revenue is subject to review in the following cases:

- Under all electricity transmission concession contracts the Permitted Annual Revenue is reviewed by ANEEL every four years. The first review of transmission companies in Brazil took place in July 2007 and reviewed the revenues relating assets that commenced to operate in January, 2000 until June 2005; however, assets that were in operation prior to January, 2000 shall not be reviewed at any time. Any new concessions granted by ANEEL in connection with new electricity transmission lines will also provide for the Periodic Review of the Permitted Annual Revenue. The purpose of the Periodic Review of the Permitted Annual Revenue is to reassess the Permitted Annual Revenue payable to an electricity transmission concessionaire in light of variations in the cost of third party capital to set it at levels that allow CTEEP to render electricity transmission services efficiently and at moderate tariffs.

- In the case of CTEEP, the 059/2001 Concession Contract provides for the Periodic Review of the Permitted Annual Revenue, which takes place every four years. The first Periodic Review of the Permitted Annual Revenue was scheduled to have occurred in June 2005, but it was postponed by ANEEL because at that time ANEEL had not yet adopted the methodology and criteria to conduct such review. ANEEL has rescheduled the first Review of the Permitted Annual Revenue for completion by July 2007, which will then be applied retroactively as if the adjustment resulting from the Periodic Review of the Permitted Annual Revenue had become effective in June 2005. The final decision of ANEEL regarding the Review of the Permitted Annual Revenue may result in additional upward or downward adjustments to CTEEP's Permitted Annual Revenue under the 059/2001 Concession Contract. Considering only CTEEP's current Permitted Annual Revenue, the Periodic Review of the Permitted Annual Revenue affects 11.2% (R$147 million) of its revenue under such contract. The remaining 88.3% (R$1.16 billion) of CTEEP's current Permitted Annual Revenue under such contract is not subject to the Periodic Review of the Permitted Annual Revenue by ANEEL.

- The 143/2001 Concession Contract does not provide for a Periodic Review of CTEEP's Permitted Annual Revenue under such contract.

- Pursuant to Resolution 158, if the ONS requests that CTEEP implement certain reinforcements with respect to its electricity transmission facilities for the purpose of expanding transmission capacity or improving the reliability of the Brazilian Interconnected System, CTEEP shall implement such reinforcements without a need for ANEEL's prior authorization. However, Resolution 158 does not establish a procedure to determine how

CTEEP's Permitted Annual Revenue will be increased to compensate CTEEP for the investments made in connection with such reinforcements.

Reinforcements and Improvements

Pursuant to the concession contract entered into between an electricity transmission concessionaire and ANEEL, the concessionaire is required to implement any reinforcements or improvements required by the ONS, in accordance with the schedule provided by the ONS. Every three years the ONS promulgates an Expansion and Reinforcement Plan (*Plano de Ampliações e Reforços*) setting forth all the reinforcements and improvements required to be implemented by electricity transmission concessionaires. Because electricity transmission concessionaires are entitled to maintain the economic and financial conditions prevailing on the date of execution of their concession contracts, upon a request by the ONS for a reinforcement or improvement, electricity transmission concessionaires are entitled to receive an increase in their Permitted Annual Revenue to recover the investments made in the implementation of such reinforcements or improvements.

Until May 2005, an electricity transmission concessionaire's obligation to implement reinforcements was subject to specific prior authorization from ANEEL, which would then set the corresponding additional revenues. Improvements would not require prior authorization or additional revenues. The then existing regulation, however, failed to define clearly the meaning of "reinforcement" and "improvement." Resolution 158 distinguished between projects and installations that would be considered reinforcements and those that would be considered improvements, as well as the manner in which such concepts apply to concession contracts.

Pursuant to Resolution 158, improvements consist of the installation, replacement or remodeling of equipment in order to ensure regular, continued, safe and updated electricity transmission services, pursuant to the relevant concession contract and network procedures. In order for the costs incurred in connection with for improvements to be taken into account in subsequent Periodic Reviews of the Permitted Annual Revenue, these costs should be recorded in accordance with the Electric Energy Utility Accounting Manual (*Manual de Contabilidade do Serviço Público de Energia Elétrica*). However, Resolution 158 does guarantee that the investments made by a concessionaire in connection with improvements mandated by the ONS will be compensated through increases in such concessionaire's Permitted Annual Revenue upon completion of the subsequent Periodic Review of the Permitted Annual Revenue

Pursuant to Resolution 158, reinforcements consist of the implementation of new electricity transmission facilities, or the replacement or adjustment of existing facilities, in either case as mandated by the ONS for the expansion of a concessionaire's electricity transmission system or to improve the reliability of the Brazilian Interconnected System. The reinforcements mandated by the ONS are included in the Annual Expansion and Reinforcement Proposal, or the Annual Expansion and Reinforcement Proposal, approved by the ONS and require ANEEL's prior approval. When ANEEL approves the ONS's Annual Expansion and Reinforcement Proposal, it also determines in advance how much each concessionaire's Permitted Annual Revenue will be increased to compensate it for the reinforcements mandated by the ONS. Through Resolution 158, electricity transmission concessionaires are required to implement reinforcements mandated by the ONS for the purpose of expanding the transmission capacity of such concessionaire's electricity transmission system or improving the reliability of the Brazilian Interconnected System, without the need for ANEEL's prior approval. As a result, because ANEEL does not have to approve such reinforcements in advance, the increase in the Permitted Annual Revenue to which the electricity transmission concessionaire is entitled in connection with such reinforcements will not determined by ANEEL prior to the completion of the reinforcement by the concessionaire The increase in the Permitted Annual Revenue associated with such investments will be calculated pursuant to the Periodic Review of the Permitted Annual Revenue carried out by ANEEL. In addition, Resolution 158 does not guarantee electricity transmission concessionaires that all the investments made by

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an electricity transmission concessionaire in connection with such mandated reinforcements will be compensated through increases in their Permitted Annual Revenue.

CTEEP has commenced an administrative proceeding before ANEEL challenging the constitutionality of Resolution 158 on the ground that it violates rights that were vested in the electricity transmission concessionaires prior to the issuance of such resolution. ANEEL then amended certain aspects of Resolution 158 by issuing Resolution No. 242 of December 15, 2006, or Resolution 242. As the electricity transmission companies were not satisfied with the changes made by ANEEL following the decision of the administrative proceeding, ABRATE commenced a new administrative proceeding before ANEEL challenging the constitutionality of Resolution 158 and Resolution 242 on similar grounds of the former claim. On 13 February 13, 2007, ANEEL issued a decision relating the new process under Resolution 158 which confirms compliance of both resolutions with the Federal Brazilian Constitution. On August 1, 2007 ABATE instituted a judicial action against Resolution 158 and Resolution 242.

Guarantee System

The monthly payments that the users of a concessionaire's electricity transmission system are required to make to such concessionaire for the availability of its electricity transmission system are guaranteed pursuant to the CCG entered into between the ONS, acting as agent for the concessionaire, and each system user The guarantee mechanism contemplated in the CCG requires system users to grant to the ONS access to bank accounts that they maintain with banks designated in the corresponding CCG, which banks act as agents for the ONS. Each customer of each system user pays directly into these bank accounts amounts it owes to the system user for transmission services provided to its customers. The balance of funds in these accounts must equal at least 110% of the average amount of the last three invoices paid by such user to the electricity transmission concessionaire. If a system user fails to satisfy the monthly payment within two days of its due date, the ONS will instruct the bank to block the account of the defaulting user and transfer the amount owed, plus interest and penalties, to a special account, and subsequently remit these funds to the concessionaire. In addition, if a system user fails to make the required monthly payment for three consecutive months, or for more than five non-consecutive months within any given 12-month period, the CCG requires the user to deliver to the ONS a letter of credit with a six month term for an amount equal to two monthly invoices for electricity transmission services. If the letter of credit is not delivered, the relevant CCT will be suspended for a maximum of 30 days. Upon the expiration of such suspension, if the letter of credit still has not been delivered, the CCT with such user may be terminated.

Tariffs and charges for use of the distribution and transmission systems

ANEEL oversees the tariff regulations that govern usage of the distribution and transmission systems and sets the corresponding network usage tariffs and charges. The principal network usage tariff set by ANEEL is known as the TUST. Additionally, distribution companies of the South/South-East interconnected system pay specific charges for the transmission of electricity generated at Itaipu and for the use of the transmission system The following is a summary of these tariffs or charges.

TUST. The TUST is charged to distribution companies, generators and Independent Consumers for use of the National Main Grid and the Sub-Transmission Systems. According to criteria established by ANEEL, and pursuant to CPST agreements, owners of the different parts of the National Main Grid have transferred the coordination of their facilities to the ONS in return for receiving regulated payments (Permitted Annual Revenues) from users of the electricity transmission system. Users of the National Main Grid, including generation companies, distribution companies and Independent Consumers, have signed CUST contracts with the ONS entitling them to use the electricity transmission grid in return for the payment of the TUST.

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The TUST consists of a portion representing the cost incurred by all users, irrespective of whether their usage of the system has positive or negative effects, and another portion that represents the cost incurred in the transmission of electricity generated or consumed, and relates to the investments of electricity transmission concessionaires for building the network. This is known as the $TUST_{FIO}$.

The $TUST_{FIO}$ is made up of the TUSTRB, which applies to all users of the Brazilian Interconnected System and relates to the facilities that participate in the National Main Grid, and the TUSTFR, which applies to the facilities located near the borders of Brazil that participate in the National Main Grid, as well as to the distribution grid (voltage less than 230 kV) and to the Sub-Transmission Systems shared by distribution concessionaires or permitees (*permissionários*).

The $TUST_{RB}$ calculation uses a methodology called nodal that takes into account the Permitted Annual Revenue of each concessionaire for each portion of the transmission facilities that together constitute the National Main Grid. This methodology takes into account for each electricity transmission concessionaire an estimate of the cost that users impose on the network during periods of highest demand, which costs are in turn calculated based on investment and operating costs incurred by electricity transmission concessionaries to maintain a minimum grid capable of transmitting most of the electricity on these occasions. The TUSTFR is calculated based on the division of Permitted Annual Revenues relating to border facilities and shared Sub-Transmission Systems by the amount of usage purchased by the distribution companies that utilize them.

The TUST, which is effective from July 1 of a given year to June 30 of the following year, is revised annually according to an inflation index and the annual revenues of electricity transmission companies.

The ONS is responsible for the monthly determination and recording of the TUST, as well as for directing them to electricity transmission companies for invoicing and to system users for payment. Each system users receives monthly invoices from the concessionaire which are paid in three installments due within the corresponding month.

Connection charges

Certain distribution companies gain access to the National Main Grid through an intermediary connection system (Sub-Transmission Systems for exclusive usage) located between their respective distribution lines and the National Main Grid. Access to this connection is formalized under CCTs with electricity transmission concessionaires that own the facilities, for a contractually agreed compensation that is usually included as a component of their Permitted Annual Revenue.

Charges and tariffs owed by electricity transmission concessionaires

Electricity Services Inspection Fee. The TFSEE was created by Law No. 9,427 of December 26, 1996, and regulated by Decree No. 2,410 of November 28, 1997. TFSEE is an annual fee payable directly to ANEEL in 12 monthly payments, and is calculated based on the type of service rendered and in proportion to the size of the concession. It is equivalent to 0.5% of the annual economic benefit earned by the concessionaire.

Contribution to research and development

Electricity transmission concessionaires must invest each year a minimum of 1% of their net operating revenues in electricity research and development. See "Business—Research and Development."

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RGR Fund

Under certain circumstances, companies in the energy sector are compensated if the underlying concession contract is cancelled or revoked. In 1971, the Brazilian Federal Government created the RGR Fund to fund this kind of compensation. In February 1999, ANEEL established that each electricity service provider must make a monthly contribution to the RGR Fund at an annual rate of 2.5% of the operating company's fixed assets, but not exceeding 3.0% of its total operating revenues in any fiscal year. Recently, the RGR Fund has been used primarily to finance the construction of electricity distribution and generation projects. The RGR Fund is scheduled to expire in 2010. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Description of Principal Line Items— Deductions from Operating Revenues—Global Reserve for Reversion Quota (RGR Fund)".

3. Peru.

3.1. Overview of the Sector

The electricity generation sector in Peru is currently formed by 15 private and state-owned companies, all members of COES, which freely compete for customers in the market. Electroperú, Edegel, Enersur, and Egenor are the four major generation companies operating in the industry. Only Electroperú remains a state-owned enterprise. Some mining operations and industrial complexes also generate electricity they consumed in their generation.

The wholesale electricity market in Peru is rather competitive since generation companies compete to supply distribution companies and they also compete with distribution companies to supply large industrial consumers in the deregulated market (i.e. with a demand of 1 MW or more)

The Peruvian interconnected transmission system is an open access electricity transmission network comprised of 5 interconnected transmission networks that link the electricity generation and consumption centers located in the 19 regions of the country. All transmission companies operating the interconnected system are privately owned. Transmission activities are regulated as a natural monopoly.

Electricity distribution is also regulated as a natural monopoly since each company enjoys an exclusive right to supply all the residential consumers located in its service area (regulated customers with electricity loads of less than 1 MW). Distribution companies can freely compete with electricity generators to supply electricity to Unregulated Customers.

3.2. Laws and Regulations.

The main regulatory framework for the electricity industry in Peru is comprised of the following laws and regulations:

- Electric Concessions Law (ECL) and its implementing regulation Supreme Decree No. 009-93-EM;
- Law for the Creation of OSINERGMIN (previously OSINERG) and amendment of the ECL (Law No 26,734) and its regulation Supreme Decree No. 54-2001-PCM; later supplemented by Law No. 27,699 giving additional capacities to OSINERGMIN;
- Mergers Control Law (Law No. 26,876), which is specific for the Electrical Sector, and its regulation Supreme Decree No. 017-98-ITINCI,

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- Efficient Generation Law or LGE. (Law No. 28832), recently enacted substantial amendment of the ECL (June 23, 2006) that is in process of further regulatory implementation; and
- Technical Regulation on the Quality of the Electrical Supply (Supreme Decree No. 020-97 EM).

3.3. Institutional Framework.

The principal characteristics of the regulatory framework for the electricity industry in Peru are: (i) de-verticalization of the industry, through the creation of companies that can only conduct operations in one type of activity, i.e., generation, transmission or distribution; (ii) the promotion of competition in generation to supply distribution companies and unregulated customers, (iii) private planning and operation of the country's transmission systems, subject to the principles of efficiency and quality of service, including compliance with the technical requirements established by regulations affecting the sector; (iv) full distribution monopoly and partial retail commercialization monopoly; (v) competition between generators and distributors in the supply to unregulated consumers through the use of electricity purchase agreements (PPA); (vi) open access to transmission and distribution networks at regulated tariffs by OSINERGMIN; and (vii) tariff regulation by OSINERGMIN based on efficient investment operation for regulated customers.

The electricity sector in Peru consists of one interconnected system, the SEIN, plus several isolated regional and smaller systems which provide electricity to rural areas. In Peru, the MEMP defines energy sector policies, and regulates matters relating to the environment, and the granting, supervision, maturity and termination of licenses and concessions for generation, transmission, and distribution activities, among others. OSINERGMIN is an autonomous public regulatory entity established in 1996 to control the compliance with legal and technical regulations related to electrical, hydrocarbon and mines activities, as well as the conservation of the environment in connection with the development of these activities. One of OSINERGMIN's functions is the publication of the Regulated Revenues applicable in the relevant tariff period. The COES, an entity formed by generation, transmission companies, and unregulated consumers, coordinates the dispatch of electricity of the SEIN and prepares the technical and financial study that serves as a basis for the semi-annual node tariff calculations.

As a consequence of Law 28832, the law enacted to secure efficient development of electricity generation, COES' Board of Directors is modified to include five members, four in representation of Generators, Distributors, Transmitters and Fee-Customer Committees, and, the fifth, designated by COES' Assembly. It is worth noting that although this law already came into force, the new Board of Directors of COES is pending as the COES Rules have not been yet enacted.

In October 1997, technical norms were developed to permit the establishment of standards against which to compare the quality and conditions of the service provided by electricity companies. Beginning in 1999, those companies that did not meet the minimum quality standards were subject to fines and penalties imposed by OSINERGMIN, as well as to compensatory mechanisms for those customers who received substandard service. In addition, since antitrust laws became applicable to the electricity sector in 1997, companies are allowed to re-integrate vertically or horizontally, if they obtain the prior consent of the Peruvian competition authority.

Recent legislation (Law No. 28832) has been implemented to promote investment in power generation and to modify certain aspects of the LCE. The most important changes introduced by this legislation are:

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- The introduction of an auction process for PPAs with distribution companies to supply regulated customers. which can take place three years or more before the effective date of the PPA. at dollar denominated tariffs, indexed to international adjustment variables.

- The new classification of all new electricity transmission facilities as "guarantied" or "complimentary". Guarantied transmission facilities are those qualified as a general interest matter in a transmission plan proposed by the COES and approved by the MEMP. An auction process is introduced to implement these facilities. Complimentary transmission facilities are those that could be implemented by any private initiative and without the need of an auction

The COES is charged with both the technical operation of the system and the administration of the spot market In addition, the COES will be formed by generation. transmission and distribution companies. as well as by unregulated consumers.

Environmental Regulation

In Peru. electricity companies are subject to the general environmental and penal laws which govern environmental matters and to the Regulation of Environmental Protection for Electric Activities *(Reglamento de Protección Ambiental de las Actividades Eléctricas)*. a regulation which specifically governs the protection of the environment by electricity companies and maximizes the emission standards set from time to time by the governmental authority. This regulation establishes a number of requirements that need to be satisfied by electricity companies. including reporting requirements. environmental audits and record-keeping of emissions. Electricity companies that do not comply with the regulation are subject to penalties. The authorities governing environmental matters are the DGAA. which is a subdivision of MEMP and OSINERGMIN. which supervises compliance by electricity transmission companies with DGAA's regulations.

3.4. Regulated Revenues.

Regulated Revenues of our three Peruvian subsidiaries are subject to a special regime provided in their relevant concession contracts. Annual revenues for electricity transmission companies in Peru are usage charges set by the regulating body OSINERGMIN and are charged to electricity generators and distributors and to unregulated customers for the use of the SEIN's Principal Transmission Systems (SPT) and Secondary Transmission Systems (SST). hereinafter referred to as Peruvian Usage Charges These charges for usage of the SPT are charged to generators comprising the COES, while usage charges of the SST are charged to distributors. free-customers and generators that use those transmission systems.

REP

As to REP. there is a Guaranteed Annual Remuneration (RAG) provided in the Concession Contract. and annually updated by OSINERGMIN through the US index on Finished Goods Less Food and Energy (Series· WPSSOP3500). Currently. REP has expanded its concession transmission system to allow increasing its annual revenues. which are also guaranteed revenues named Annual Remuneration on Expansions (RAA). which added to the RAG comprise the REP's Annual Remuneration (RA). Invoicing by REP is made effective on monthly basis in local currency (Peruvian soles) as determined by OSINERGMIN. and an annual liquidation is available to adjust any receipts to their equivalent in US dollars with the annual guaranteed remuneration.

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ISA Peru

ISA Peru annual revenues from electricity transmission services are calculated by using the formula set forth below.

AR= VNR x {(IRR x (1+IRR)n)/((1+IRR)n-1} + (VNR x AOM)

Where:

AR Is the Annual Revenue.

VNR Is the replacement value of electricity transmission assets built and operated under the Concession Contract as determined by ISA Peru in its original tender. This value is adjusted every (4) years to take into account changes in the IPP.

IRR Is the internal rate of return. Pursuant to the Concession Contract, the internal rate of return for the first ten (10) years shall be 12.00%, and hereinafter referred to as la rate of return fixed by the LCE for the remaining term of the Concession Contract.

n Is the duration term of the relevant Concession Contract.

AOM Is the percentage to compensate administration, operation and maintenance expenses. This percentage is 3 00% for the term of the Concession Contract.

Transmantaro

The contract whereby Consorcio TRANSMANTARO charges transmission services to the generation companies comprising the COES, is a BOOT Contract providing that its annual revenues are calculated on the basis of an updated Replacement Value (VNR) for transmission facilities. This updating is made on annual basis through the US index of Finished Goods Less Food and Energy (Series: WPSSOP3500). Likewise, TRANSMANTARO AOM costs are covered by recognizing a fixes amount that is updated through the same index as the VNR.

Invoicing of revenues is made on monthly basis in Peruvian soles, by applying the results from monthly liquidations made by the COES.

4. Bolivia.

4.1. Overview of the Sector.

There are currently 24 companies that participate in the Bolivian wholesale electricity market, including eight generation companies, three transmission companies, six distribution companies and five non-regulated large consumers. Also as a result of the sector's deregulation, new agencies, like the BSE and the CNDC, were created to regulate and oversee the operation of the Bolivian electricity system.

Of the total gross electricity generation in Bolivia, 69.08% percent is controlled by three companies: Compañía Boliviana de Energía Electrica BPC, or COBEE, Empresa Eléctrica Guarachi S.A., or EGSA and Empresa Eléctrica Corani S.A., or CORANI. The wholesale electricity market in Bolivia is an integrated wholesale market for distributors, generators and unregulated customers. Such market is based on yearly electricity supply contracts which have not yet been fully implemented, and primarily on a spot market conducted by the CNDC and supervised by the BSE. Maximum prices for each node are calculated by the CNDC based on the generation costs of the most efficient energy generators for a specific energy demand including the transmission costs to such node, and then submitted for approval to the BSE.

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Electricity is transmitted in Bolivia through the SINB that forms the grid connecting the departments of La Paz, Oruro, Cochabamba, Santa Cruz, Sucre and Potosi. A few small independent systems remain in the departments of Beni, Tarija and Pando which are not part of the SINB. In 2005, SINB accounted for 83.38% of Bolivia's installed capacity, 85.36% of the country's generated electricity and 86.70% of all the electricity consumed in the nation. The SINB serves five of Bolivia's nine regions and connects the major Bolivian cities. As of September 2007 its trunking interconnection system (SIB) consisted of 1,718.2 km of 230 kV lines, 669.4km of 115 kV lines, and 185.3km of 69 kV lines In 2002 TDE was privatized and sold to a subsidiary of Red Eléctrica de España and it currently owns and operates the vast majority of the national medium-voltage and high-voltage electricity transmission network that occupies the SINB 22.59% of the remaining transmission networks owned by the SIB are operated by ISA Bolivia.

4.2. Institutional Framework.

On December 21, 1994, the Bolivian Government passed Electricity Law 1,604, hereinafter referred to as the Bolivian Electricity Law, which unbundled the state-owned electricity businesses and assets into separate generation, distribution, and transmission components. It also set limits on market share for electric generators so that no generation company connected to the Bolivian Interconnected System could control more than 35.00% of the country's total installed capacity. The Bolivian Electricity Law separated the activities of generation, transmission and distribution in such a way that no company could operate in more than one of the sectors These cross owners limitations and restrictions have enabled the development of a competitive market in the electricity generation sector in Bolivia. These restrictions, however, do not apply to companies which are outside of the SINB and that do not operate in a competitive environment The Bolivian Electricity Law attributed to the BSE the duty to supervise the electricity generation market and, also, a crucial role in the determination of the rates charged by electricity transmission companies and the prices to be charged to final regulated users.

Electricity transmission within the SINB must be operated on an open access basis As a result, the companies that own and operate transmission lines connected to the SINB must allow all generation, distribution or transmission companies in Bolivia to connect and use their facilities to transmit electricity on their network at the approved maximum transmission price.

In 1999 the *Ley Corazón*, or Ley Corazon, was enacted in order to promote the development of projects related to exportations by foreign investors, to take advantage of the significant energy demand from markets outside of Bolivia. Such law, combined with a bill drafted to create tax-exempt areas for energy export projects, was intended to encourage companies to build gas-fired electricity generation capacity for export markets.

4.3. Regulated Revenues.

The BSE sets the tariffs charged on monthly basis by electricity transmission companies to electricity generators for their use of the SINB, hereinafter referred to as Usage Tariffs, and the aggregate amount of revenues that electricity transmission companies which assets comprise the SINB are entitled to receive in any year, hereinafter referred to as Annual Revenues.

Pursuant to the Pricing and Tariffs on, hereinafter referred to as the RPT, Annual Revenues provided in each license contract must be sufficient to cover the costs relating investment made by electricity transmission companies on their electricity transmission assets, including the capital cost for such companies and costs incurred to maintain, operate and administer such assets, assuming full usage of network.

Annual revenues for electricity transmission companies in Bolivia are computed by using the formula described below:

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AR= INV x {(IRR x (1+IRR)n)/((1+IRR)n-1)} + (INV x AOM)

Where:

AR Is the Annual Revenue.

INV Is the replacement value of electricity transmission assets invested under the license contract. The investment value is that established under the tenders filed by electricity transmission companies during the bid process arranged by the BSE to award the relevant license contracts, plus all costs relating easements, compliance with environmental regulations and interconnection to the SINB. 60.00% of such value is adjusted semiannually to reflect changes on the exchange rate of US Dollars and Bolivian pesos, the remaining 40% is adjusted semiannually to reflect changes on the IPCB.

IRR Is the internal rate of return provided in the relevant license contract for the electricity transmission assets' useful life. The internal rate of return for electricity transmission assets owned by ISA Bolivia is 10.00%.

N Is the electricity transmission assets' useful life as determined by BSE. that is, fifteen (15) years for electricity transmission assets owned by ISA Bolivia.

AOM Is the percentage rate at which electricity transmission companies are compensated for expenses incurred by them in the administration and operation and maintenance of their electricity transmission assets, currently set by BSE at 3.00% over the investment value. 35% of such value is adjusted semiannually to reflect changes on the exchange rate of US Dollars and Bolivian pesos and the remaining 65% is adjusted semiannually to reflect changes on the IPCB.

Given that Usage Tariffs paid by electricity generators for utilization of the SINB are calculated semiannually by the BSE assuming full usage of network, the BSE provides additional transmission charges that the electricity generators must pay on monthly basis to compensate electricity transmission companies when the utilization level of the network is below 100%, thus segregating Annual Revenues from any reduction resulting from decreases in electricity demand.

Pursuant to the RPT. every (4) years the BSE reviews the formulas used to adjust the value or investment on electricity transmission assets and the AOM expenses recognized to electricity transmission companies, based on the historic analysis and data that transmission companies are bound to submit to the BSE for such purposes.

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CHAPTER 4 – FINANCIAL INFORMATION.

A. AUTHORIZED, SUBSCRIBED AND PAID-IN CAPITAL OF THE ISSUER, INDICATING THE NUMBER OF OUTSTANDING SHARES AND RESERVES.

Our authorized capital stock is the amount of Forty-five Thousand million pesos (Col$45.000'000.000), divided into one thousand three hundred seventy-one million nine hundred fifty-one thousand two hundred nineteen (1,371'951,219) shares, in turn divided into Common Shares that are either preferred (preferred dividend and no voting rights) and privileged. Nominal value of our shares is THIRTY-TWO PESOS POINT EIGHT ZERO ZERO ZERO ZERO ZERO ZERO ZERO FIVE THREE FIVE TWO ZERO ZERO CENTS (Col$32.80000000535200) each.

Our subscribed and paid-in capital stock as of September 30, 2007 was one thousand thirty-seven million eighty-seven thousand two hundred eighty-five (1,037'087,285) Common Shares.

The total number of shares pending subscription was three hundred thirty-four million eight hundred sixty-three thousand nine hundred thirty-four (334'863.934)

We have no outstanding privileged or preferred shares. All our privileged shares were converted into common shares on December 31, 2002.

Our capital shareholding is summarized in the chart below:

	VALUE	# SHARES
AUTHORIZED CAPITAL	45.000.000.000,00	1.371.951.219
SUBSCRIBED AND PAID-IN CAPITAL	34.016.462.952	1.037.087.285
CAPITAL PENDING SUBSCRIPTION	10.983.537.048	334.863.934

Our subscribed and paid-in capital and the number of treasury shares shall vary according to the outcomes from this offering.

B. PUBLIC OFFERINGS CARRIED OUT IN THE PAST YEAR TO ACQUIRE SHARES IN THE ISSUER.

No public offering for acquisition of our shares has been carried out in the past year.

C. PROVISIONS AND RESERVES FOR SHARE REACQUISITION.

On March 22, 2001 we approved a special reserve for reacquisition of our own shares that are in the possession of a close-ended securities fund created to afford liquidity to our shares in the amount of Eight Thousand Five Hundred million pesos (Col$8.500'000.000), and a special reserve for acquisition of our own shares owned by EEPPM, for the amount of Thirty-Eight Thousand One Hundred millions pesos (Col$38.100'000 000). Therefore, the total amount of such reserve for reacquisition of our own shares amounts to Forty-Six Thousand Six Hundred million pesos (Col$46.600'000.000).

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D: INFORMATION ON DIVIDENDS:

1 Corporate dividend policy

Our dividend policy follows the principles set forth in the Colombian Commercial Code, the Company's Bylaws, the Good Governance Code and the Declaration by the Colombian Government in its capacity as controlling shareholder.

Our shareholders may approve dividend distributions, including interim distributions based on our annual, semiannual or quarterly financial statements. The amount to be distributed as dividend depens from several factors, such as our operating results, the mandatory minimum dividends, our financial condition or fund needs, our growth perspectives and other factors that our shareholders may find appropriate.

The Commercial Code and our Bylaws erquire payment of mandatory minimum dividends to our shareholders, corresponding to 50% of our adjusted net profits, calculated in accordance with the Commercial Code, or 70% of such adjusted net profits in the event where our accumulated reserves exceed 100% of our subscribed capital, unless the Assembly of Shareholders resolves, through the affirmative vote of at least 78% of the Common Shares holders of represented at the Assembly, that the profits distribution should be made in lesser percentage or none at all. The Colombian Government, our principal shareholder, has declarared that it shall not promote or vote in favor of any resolution by the General Assembly that proposes dividends distribution for less than 50% of our adjusted net profits, calculated in conformity with the Commercial Code.

Pursuant to the foregoing, every shareholder is entitled to receive dividends equivalent to a portion of the company's profits, in cash, in proportion to the shares held. For the purposes of profits distribution, as contemplated in articles 155 and 454 of the Commercial Code, those resulting from applying the procedure below should be held as net profits:

a. Profits accrued by the company according to each year's true and actual Financial Statements are solely deducted with items corresponding to: (i) discharge of losses from previous years (if any), (ii) legal reserve, and (iii) allocations for payment of taxes;
b. The balance so determined is applied with the percentages to be distributed in conformity with the above-mentioned articles of the Commercial Code. The resulting value shall be the minimum amount to be distributed as dividend each period.
c. Any remainders after the distribution of minimum dividends shall remain available to the Assembly in order to make any statutory or voluntary reserves or to be distributed as dividends in addition to minimum dividends set forth in subparagraph b).

Payment of dividends in shares requires approval of 80% of the shareholders represented at the General Assembly. If no such majority is achieved, dividends in shares shall solely be distributed to those who voted affirmatively the proposal of such dividend distribution in shares.

It is worth to remark that from the time when we resolved registrating our shares in the *Registro Nacional de Valores e Intermediarios*, presently, the National Registry of Securities and Issuers (RNVE), we have distributed dividends with an upward trend, as shown below.

2. Net profits and dividends decreed in the past three (3) years.

By the Issuer:

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Figures in million pesos	2004	2005	2006
Net year profits	140.015	187,179	150,469
Dividends decreed	101,796	115,241	130,466

By the group:

Figures in million pesos	2004	2005	2006
Net year profits	141,676	200,258	150,469

3. Related information

3.1. Net profits per share.

Net profits per share is calculated using the weighted average of the outstanding shares of our capital stock during a given year. In 2006 such average corresponded to 961.956,080. and in 2005 and 2004 it corresponded to 960,341,683 Net profits per share in each of the last three years is as follws:

By the Issuer:

Figures in pesos	2004	2005	2006
Net profits per share	146	195	156

By the group:

Figures in pesos	2004	2005	2006
Net profits per share	148	209	156

3.2. Dividends per share and form of payment.

Year 2004:

Our General Meeting of Shareholders held on March 29, 2005, approved the proposal on allocation and distribution for year 2004, consisting of the distribution of profits and reserves for Col$101.796 million, **corresponding to 100% of the net profits in year 2004**. Our General Assembly decreed dividends in the amount of **Col$106 per share**, for the 960.341.683 Common Shares outstanding. Payment was made in cash, in four (4) quarterly equal installments at a ratio of Col$26.5 per share: on April 19, July 19 and October 19, 2005 and January 19, 2006.

Taking into account that the Reserves to be distributed such year resulted in a tax exempted period, 45.70% of the dividends paid in 2005 were taxed against shareholders responsible for paying income taxes.

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Year 2005:

Our General Meeting of Shareholders held on March 27, 2006 approved the proposal on allocation and distribution for year 2005, consisting of the distribution of profits and reserves for ColS115.241 million, **corresponding to 85.82% of the net profits in year 2005**. Our General Assembly decreed dividends in the amount of **Col$120 per share**, for 960.341.683 Common Shares outstanding. Payment was made in cash, in four (4) quarterly equal installments, at a ratio of Col$30 per share, on April 19, July 19 and October 19, 2006; and January 19, 2007.

Year 2006:

Our General Meeting of Shareholders held on March 30, 2007 approved the proposal on allocation and distribution for year 2006, consisting of the distribution of profits and reserves for ColS130,466.2 million, **corresponding to 97.76% of the net profits in year 2006**. Our General Assembly decreed dividends in the amount of **Col$128 per share**, for 1.019.267.163 Common Shares outstanding. Payment was agreed to be made in cash, in four (4) quarterly equal installments, at a ratio of Col$32 per share: on April 18, July 18 and October 18, 2007; and January 18, 2008.

At the cited meeting our General Meeting of Shareholders it was approved to create an occasional reserve for the amount of Col$2,993.52 million destinated to pay dividends per share in the amount of Col$96 to those who subscribe and pay shares issued on occasion of this Public Offering, which dividend shall be payable in cash in three (3) installments of Col$32 each, on the following dates: July 18, 2007, October 18, 2007 and January 18, 2008 Our General Assembly resolved that in the event where the subscription and payment of shares under the Public Offering are not completed prior to July 18, 2007, the date provided for paying the first installment of dividends, only the second and third installments shall be paid.

Likewise, if the subscription and payment of shares under the Public Offering are not completed prior to October 18, 2007, the date provided for paying the second installment of dividends, only the third installment shall be paid.

In any of the following cases, amounts destinated for payment of dividends in favor of those who subscribe and pay shares issued on occasion of this Public Offering, shall remain in the occasional reserve herein created: (i) failing the Public Offering; (ii) partial placement of shares issued under the Public Offering; (iii) partial subscription and payment of shares placed under the Public Offering and; (iv) subscription and payment of shares subsequent to the dates provided for the payment of dividend installments.

Our upward dividend policy creciente is proven on the foregoing figures which show 13,2% increases on the dividends decreed for years 2004 and 2005, and 6.67% among those corresponding to years 2005 and 2006.

3.3. Share equity value.

Figures in pesos	2004	2005	2006
Share equity value	2,766	2,902	3.444.09

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3.4. Share average price and upon the stock exchange annual closing.

Figures in pesos	2004	2005	2006
Average price	1,657	3,150	5,474
Price after annual closing	2,090	5,650	5,910

3.5 Price after stock exchange closing/profit per share.

Figures in pesos	2004	2005	2006
By the issuer	14.3	28.97	37.9
By the group	14.1	27.03	37.9

3.6. Price after stock exchange closing/dividend per share.

Figures in pesos	2004	2005	2006
Price after stock exchange closing/dividend per share	19.7	47.1	46.2

3.7. Equity value/profit per share

Figures in pesos	2004	2005	2006
By the issuer	18.9	14.9	22.1
By the group	18.7	13.9	22.1

3.8 Equity value/dividend per share.

Figures in pesos	2004	2005	2006
Equity value/dividend per share	26.1	24.2	26.9

3.9. Price after stock exchange closing/equity value.

Figures in pesos	2004	2005	2006
Price after stock exchange closing/equity value	0.75	1.95	1.72

E. INFORMATION RELATING EBITDA EN IN THE PAST THREE (3) YEARS AND AFTER SEPTEMBER CLOSING.

By the Issuer:

Our EBIDTA has performed as follows:

	As of September 30, 2006	As of September 30, 2007	2004	2005	2006
EBITDA (Col$ millions)	375,724	406,100	488,642	480,037	500,109
EBITDA Margin (%)	71%	72%	68.6%	67.8%	70%

As a result of the revenues attained and the 6.9% decrease on operating expenses (See Notes 22 and 23 to our Financial Statements), during 2006 we strengthened our operating results: EBITDA

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amounted to Col$500,109 million (4.2% more than in 2005). EBITDA margin passed from 67.8% to 70%, and operative income grew 8.4% with respect to year 2005.

In 2005, EBITDA was highly affected by costs incurred in the preparation of studies to participate in national and international bids, which amounted to Col$9,730 million, while in 2006 these costs amounted to Col$ 2,109 million. Likewise we may highlight the year 2006 costs and expenses reduction, vis-à-vis 2005, which costs and expenses relate to insurance and communications.

By the group:

	As of September 30, 2006	As of September 30, 2007	2004	2005	2006
EBITDA (Col$ millions)	977,842	1,418,283	700,268	700,049	1,113,138
EBITDA Margin (%)	48%	67%	65%	65%	55%

Solid cash flows resulting from our operations have allowed maintaining low indebtedness levels. In 2006 our consolidated EBITDA was Col$1,113,138 million, accounting for an increase of near 59% vis-à-vis 2005. Our EBITDA margin was 55% in 2006, vis-à-vis 65% in 2005. For the period closing on September 30, 2007, our EBITDA was Col$1,418,283 million, compared with Col$977,842 million for the same period closing on September 30, 2006, which means an increase of 45%.

F. CAPITAL STOCK EVOLUTION IN THE PAST THREE (3) YEARS.

Authorized Capital Stock:

Up to the date when the partial amendment to the Bylaws approved by our Ordinary General Meeting of Shareholders on March 27, 2006 was concluded and formalized, our authorized capital stock amounted to Thirty-Five Thousand million pesos (Col$35 000'000.000), divided into ONE THOUSAND SIXTY-SEVEN MILLION SEVENTY-THREE THOUSAND ONE HUNDRED SEVENTY POINT FIVE FIVE SIETE FIVE NINE ZERO (1.067'073.170,557590) shares with nominal value of THIRTY-TWO PESOS POINT EIGHT ZERO ZERO ZERO ZERO ZERO ZERO ZERO FIVE THREE FIVE TWO ZERO ZERO CENTS (Col$32,80000000535200) each.

Subsequent to the mentioned amendment to the Bylaws made through Public Deed No. 580 of May 10, 2006 granted before the Sole Notary of Sabaneta (Antioquia), our authorized capital stock was increased to the amount of Forty-five Thousand million pesos (Col$45.000'000.000), divided into ONE THOUSAND THREE HUNDRED SEVENTY-ONE MILLION NINE HUNDRED FIFTY-ONE THOUSAND TWO HUNDRED NINETEEN (1.371'951.219) SHARES with nominal value of THIRTY-TWO PESOS POINT EIGHT ZERO ZERO ZERO ZERO ZERO ZERO ZERO FIVE THREE FIVE TWO ZERO ZERO CENTS (Col$32,80000000535200) each.

Subscribed and paid-in capital stock:

Evolution of the subscribed and paid-in capital stock in the past three years is shown in the tables below:

Years	2004	2005	2006
Figures in million pesos	32.084	32.084	34.016
Number of shares	978,161,805	978,161,805	1.037'087.285

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G. CONVERTIBLE LIABILITIES.

Our company has no liabilities convertible into shares.

H. MAIN ASSETS OF THE ISSUER.

1. Main assets and investments.

The following charts show our main assets and the main assets of our group (securities denominated in millions of Colombian pesos).

FIGURES IN MILLIONS OF PESOS
Main Assets of the Group

	September-07	%	2006	%	2005	%	2004	%
Property plant and equipment	3,469,735	27%	3.252.320	25%	2.930.936	50%	2.712 604	49%
Permanent investments	41.641	0%	289.792	2%	42.863	1%	14 714	0%
Deferred charges	6,484,095	49%	5.890 867	46%	895.664	15%	806.562	15%
Other assets	1,677,085	13%	1.963.652	15%	721.364	12%	710.240	13%
Appreciation	1,483,832	11%	1.464.568	12%	1.282.216	22%	1.298.221	23%
TOTAL ASSETS	13,156,388	100%	12.861.199	100%	5.873.043	100%	5.542.341	100%

Main Assets of the Parent Company

	September-07	%	2006	%	2005	%	2004	%
Property plant and equipment	2,464,122	40%	2 475.152	42%	2.138.565	47%	2.065.646	46%
Permanent investments	1,678,195	27%	1 354.130	23%	721.456	16%	647.158	14%
Deferred charges	402,922	7%	423.920	7%	159.501	4%	156.230	3%
Other assets	336,152	5%	323.628	6%	375.976	8%	511.543	11%
Appreciation	1,298,876	21%	1.299.003	22%	1.133 961	25%	1.144.975	25%
TOTAL ASSETS	6,180,267	100%	5.875.833	100%	4.529.459	100%	4.525.552	100%

1.1. Main asset items

(a) As of September 30, 2007, the following are items representing the main assets of our group (figures expressed in million pesos):

ANGELA A. PULECIO MAYORGA
Traductor é Intérprete Oficial
Resol. No. 0177 de 67 MinJusticia

PROPERTY, PLANT AND EQUIPMENT, NET

The balance of property, plant and equipment, net, comprised:

	September 2007	September 2006
Property, Plant and equipment		
Networks, lines and cables	2,373,745	2,037.509
Plants and ducts	1,945.899	1,716.132
Buildings	75.779	71.275
Machinery and equipment	68,262	67,407
Communication and computer equipment	31,211	27.678
Equipment, materials and assets in warehouse	118	118
Transportation equipment, traction and lifting	10.687	11.533
Office furniture, chattels and equipment	15.475	14.107
Driveways	265	265
Land	30,534	29.324
Subtotal property, plant and equipment	**4,551,975**	**3,975,348**
Less – accumulated depreciation	(1.529.566)	(1.322,327)
Less – provisions	(35.899)	(11,027)
Total operating property, plant and equipment	**2,986,510**	**2,641,994**
On-going constructions	430.688	547,631
Machinery, plant and equipment under assembling	50,607	38,736
On-transit machinery and equipment	1,930	2,417
Total property, plant and equipment, net	**3,469,735**	**3,230,778**

Assets are not subject to restrictions, pledges or deliveries to secure obligations.

DEFERRED AND OTHER ASSETS

The balance of deferred and other assets, among which we remark intangible, comprised:

		September 2007	September 2006
Short-term deferred and other assets			
Expenses paid in advance		21,230	13,130
Deferred taxes	(1)	92,243	37,540
Total short-term deferred and other assets		**113,473**	**50,670**

		September 2007	September 2006
Long-term deferred and other assets			
Deferred charges			
Deferred taxes	(1)	122,497	224,594
Organization and commisioning		151	5,938
Properties received as datio in payment		6,906	2,827
Tax for democratic security		1,088	4,492
Research and investigation		1,746	5,799
Other deferred charges		18,814	22,492
Total deferred charges		**151,202**	**266,142**
Intangible			
Software		52,167	41,223
Licenses		53,269	50,734
Easements		56,888	26,483
Interest and franchise	(2)	8,328,034	7,821,685
Commercial Credit	(3)	1,125,883	424,404
Less amortization of intangible (Commercial interest and credit)		(3,410,654)	(3,087,946)
Total Intangible		**6,205,587**	**5,276,583**
Miscellaneous		13,833	6,421
Total deferred and other long-term assets		**6,370,622**	**5,549,146**

(1) Includes CTEEP's deferred taxes for Col$96,360 million and Col$94.908 million of the Parent Company

(2) Includes CTEEP's interest for the amount of Col$7,570,942 million pursuant to the concession contract with the Brazilian Government entered into through ANEEL on June 20, 2001, extended for twenty (20) years as from July 8, 1995, for exploitation of electric power transmission public services, including basic network and transmission facilities. According to articles 63 and 64 of Brazilian Decree N° 41019 issued on February 26, 1957, all assets and facilities used in transmission activities are engaged to these services and may not be withdrawn, sold, assigned or given as mortgage, without the prior and express authorization from the Regulating Body. ANEEL Resolution N° 20/99 regulates the issue concerning disengagement of assets from the concessions for elecricity public services, thus granting prior authorization to disengage improductive assets from the concession.

(3) Includes the commercial credit for Col$887,556 million relating the purchase of CTEEP by ISA Capital Do Brazil, the commercial credit for Col$103,631 million relating the purchase of 60% in Consorcio Transmantaro S.A. and Col$130,464 million for the acquisition of 35% in TRANSELCA S.A. E.S.P.

On the acquisition dates of Companhia de Transmissão de Energia Eléctrica Paulista - CTEEP- (June 2006 and January 2007), ISA Capital Do Brasil recorded a greater value for the commercial credit as it is part of the purchase price for BRL 287,232 thousand (equivalent to Col$316,017 million), corresponding to its share on the estimated value of a contingency for benefits under the supplemental plan of retirement governed by Law 4819/58 Counterpart to this increase is an estimated liability under the commercial credit.

ANGELA A. PULECIO MAYORGA
Traductor é Intérprete Oficial
Resol. No. 0177 de 07 MinJusticia

PERMANENT INVESTMENTS, NET

Net permanent investments, as of September 30 are detailed below:

		SEPTEMBER 2007	SEPTEMBER 2006
Investments in Shares			
FEN S.A		6,458	6,540
EPR S.A.	(1)	10,116	11,972
Transnexa		738	602
Internexa Peru		896	13
INTERLIGACAO ELÉTRICA DE MINAS EMG	(3)	9,277	0
Electricaribe	(2)	9,766	9,766
Electrocosta	(2)	2,348	2,348
Provision for investment protection	(2)	(6,007)	(6,868)
Total investments in shares		33,592	24,373
Other long-term investments			
Variable rent investments		8,049	10,472
Total other long-term investments		8,049	10,472
Total permanent investments		41,641	34,845

(1) Is the issuer company's contribution whereby it holds an interest of 12.5% in Empresa Propietaria de la Red – EPR - from Central America. Based on such interest, the parent company may participate in the construction of an electricity infrastructure project of 1,790 Km transmission lines at 230 thousand watts that sould come into operation in the first semester of 2009.

(2) Shares received as datio in payment, transferred from other assets in 2006 in accordance with the new regulations of the Colombian National Accounting Office –CGN-. Assessment of these investments is made on the basis of intrinsic value and any appropriate provisions are made as a result of their comparison vis-à-vis book value. As of September 30, the provision for these investments amounts to Col$5,418 million.

(3) This company remained unconsolidated as it was under pre-operative stage.

(b) The following are items representing our main assets as of December 31, 2006, (unconsolidated figures expressed in million pesos):

PROPERTY, PLANT AND EQUIPMENT - NET

The net balance of property, plant and equipment, as of December 31, comprised:

Property, plant and equipment	2006	2005
Networks, lines and cables	1,778,507	1,683,632
Plants and ducts	1,237,171	1,153,046
Buildings	64,948	65,451
Machinery and equipment	27,705	29,054
Communication and computer equipment	20,564	25,553
Transportation equipment, traction and lifting	1,838	1,385
Office furniture, chattels and equipment	12,632	11,727
Land	20,905	19,924
Subtotal property, plant and equipment	**3,164,270**	**2,989,772**
Less accumulated depreciation	1,075,286	1,001,631
Less provisions	9,191	1,340
Total operating property, plant and equipment	**2,079,793**	**1,986,801**
On-going constructions	377,885	144,003
Machinery, plant and equipment under assembling	17,474	7,761
Total property, plant and equipment - Net	**2,475,152**	**2,138,565**

Withdrawals and sales of property, plant and equipment during the year produced Net Profits amounting to Col$283 million (2005: Col$16 million). Accumulated depreciation during year 2006 consisted of depreciation expense for the amount of Col$82,615 million (2005: Col$88,570 million), which were carried to the year results. In addition, depreciation withdrawals were made in the amount of Col$8,960 million (2005: Col$26,021 million).

Assets are not subject to restrictions, pledges or deliveries to secure obligations.

The UPME 1 project for an approximate value of Col$217,102 million came into commercial operation by the end of year 2006.

ANGELA A. PULECIO MAYORGA
Traductor é Intérprete Oficial
Resol. No. 0177 de 87 MinJusticia

DEFERRED AND OTHER ASSETS

As of December 31 the balance of deferred and other assets, comprised:

		2006	2005
Short-term deferred and other assets			
Expenses paid in advance		4,049	4,660
Deferred taxes		9,989	11,331
Total short-term deferred and other assets		**14,038**	**15,991**
Long-term deferred and other assets			
Deferred charges			
Researches and projects	(1)	10,473	3,671
Tax for democratic security		3,258	6,516
Commissions on notes placement		1,549	4,191
Deferred taxes		100,816	73,492
Total deferred charges		**116,097**	**87,870**
Intangible			
Software		26,476	25,915
Commercial credit	(2)	240,474	4,152
Licenses		9,150	7,834
Easements		37,424	23,855
Interest and trademarks		27,973	27,914
Inflation adjustment intangible		-	-
Less amortization of intangible		(47,765)	(41,224)
Total Intangible		**293,732**	**48,446**
Properties received as datio in payment	(3)		7,135
Miscellaneous		53	59
Total deferred and other long-term assets		**409,882**	**143,510**
Total deferred and other assets		**423,920**	**159,501**

(1) Includes designs and researches for the construction of UPME Primavera-Bacatá and Primavera-Ocaña-Copey-Bolívar projects. These projects aim at enhancing the country's electric interconnection and boosts development of the regional electricity market within the Andean Community of Nations –CAN–, with perspective towards future development in Central America; in addition, it comprises contests, bids and fees for the debt restructuring.

(2) Year 2006 increase corresponds to the commercial credit for Col$105,858 million, generated from the purchase of 60% in TransMantaro S.A., and Col$130,464 million generated from the purchase of 34.999% in TRANSELCA S.A. E.S.P. by means of a transaction relating share exchange with Ecopetrol.

(3) In 2005, it corresponds to the value of Electricaribe and Electrocosta shares received as datio in payment and, which were reclassified under other investments by reason of amendments to the accounting regulations.

PERMANENT INVESTMENTS - NET

Net permanent investments as of December 31, are detailed below:

	2006	2005
Investments in shares		
Transelca S.A. E.S.P	531,680	413,578
ISA Capital Do Brasil (1)	430,467	
REP S.A.	106,646	100,996
Internexa S A. E S.P.	99,496	98,613
Consorcio TransMantaro S.A. (2)	63,867	-
Flycom Comunicaciones S A E S.P. (3)	32,849	5,550
ISA Bolivia S.A.	23,698	27,201
XM, Compañia de Expertos en Mercados S.A. E.S.P.	16,084	14,818
ISA Peru S.A.	15,945	18,493
EPR S.A. (4)	11,194	10,284
FEN S.A. (5)	6,676	9,045
Electrocaribe	9,766	
Electrocosta	2,348	
Total investments in shares	**1,350,716**	**698,578**
Other investments		
In trust rights (6)	8,226	22,878
Total permanent investments	**1,358,942**	**721,456**
Provision for permanent investments	(4,812)	
Total permanent investments	**1,354,130**	**721,456**

(1) Corresponds to the 99.99% interest in ISA Capital Do Brasil, the investment vehicle used to make the investment in CTEEP.

(2) Corresponds to the 60% shareholding interest in Consorcio TransMantaro S.A., which shall be updated in 2007 as per the equity method.

(3) In 2006 ISA capitalized accounts receivable in Flycom Comunicaciones S.A. E.S.P. for the amount of Col$40,614 million, thus increasing its interest from 75.04% to 97 18%.

(4) In February 2005 ISA was admitted as shareholder in Empresa Propietaria de la Red –EPR–, a company incorporated in 1998 in the Panama City. ISA's interest is 12.5%. EPR is a company subject to the private law endorsed under the "Framework Treaty for the Central American Electricity Market" and the protocol thereto, whereby each Government grants the relevant permit, authorization or concession, as appropriate, for the construction and exploitation of the first

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Resol. No. 0177 de 07 Minjusticia

electricity regional interconnection system that will joint Honduras, Guatemala, El Salvador, Nicaragua, Costa Rica and Panama: the required investment equals 5,000 common shares equivalent to a 12.5% interest in the company.

(5) The investment is represented in 33,160 shares equivalent to 0.7884% interest in the company. FEN is a national financial entity created by Law 11 of 1982 as a stock public company, ascribed to the Ministry of Mines and Energy, with the purpose of serving as finance and credit organism in the Colombian electricity sector.

(6) The balance of Col$8,226 million corresponds to the autonomous patrimony to secure payments relating inspection and control over UPME 1 and 2/2003 projects (2005: $8,993). Year 2005 included, among others, Col$8,481 million from the autonomous patrimony to allow tradability of the privileged shares issued by the Company; the balance was settled in year 2006.

For a detailed description of our main assets and investments please see, among others, the information contained in Part II, Chapter 3, B. Main Productive and Sales Activities by the Issuer, paragrahs 3, 4, 5 and 6.

2. Investment management policy.

Corporate framework

Investment policies of the ISA Group are framed under:

- The Vision, to the extent that the Economic Group seeks recognition as efficient provider of services.
- The Economic Group's Mision, in pursuing efficient provision of integrated services and profitable growth.
- Culture aspects, by incorporating values such as ethics, self-control, perseverance and efficacy.

Scope of the investment policy

- Investment decisions by companies of the ISA Group shall take account of ethical, allignment of the corporate and entrepreneurial strategy vis-à-vis regulations and risk management.
- Transparency shall be secured throughout the various stages relating investment analysis and evaluation, decision and follow-up.
- Each company in the ISA Group shall make investments that allow profitable growth.
- In the pursuance of such goals, mechanisms shall be set for the purposes of analysis and evaluation assuring universality and entirety criterion in investment decisions.
- In monitoring management and results, there shall be a mechanism that allows ensuring continuity on the investments follow-up, throughout their useful life.

I. INVESTMENTS IN EXCESS OF 10% OVER THE ISSUER'S TOTAL ASSETS.

Taking into account that las our main investments and the main nvestments of the entities comprising our group are in the form of interest acquisitions in the capital of other companies, following is a chart shoing the value of such investments as of December 31, 2006, and the percentage these represent over each entity's assets:

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Resol. No. 0177 ... MinJusticia

INVESTMENTS IN SHARES - ISA PARENT COMPANY	2006	ISA TOTAL ASSETS %	2005	ISA TOTAL ASSETS %
Transelca S.A E.S.P.	531.680	9,05%	413.578	9,13%
XM Compañía de Expertos en Mercados S.A. E.S.P.	16 084	0,27%	14 818	0,33%
Internexa S A. E.S.P	99.496	1,69%	98.613	2,18%
Flycom Comunicaciones S.A. E.S.P.	32 849	0,56%	5.550	0,12%
Other minor nvstments	18.790	0,32%	9.045	0,20%
Total Domestic Investments	**698.899**	**11,89%**	**541.604**	**11,96%**
ISA Capital Do Brasil	430.467	7,33%	......	0,00%
REP S A	106.646	1,81%	100.996	2,23%
Transmantaro	63.867	1,09%	......	0,00%
ISA Bolivia S.A.	23.698	0,40%	27.201	0,60%
ISA Peru S A	15.945	0,27%	18.493	0,41%
EPR S.A.	11.194	0,19%	10.284	0,23%
Total Foreign Investments	**651.817**	**11,09%**	**156.974**	**3,47%**
Total investments	**1.350.716**	**22,99%**	**698.578**	**15,42%**
ISA PARENT COMPANY TOTAL ASSETS	**5.875.833**		**4.529.459**	
INVESTMENTS IN SHARES – TRANSELCA				
REP S.A.	106.569	11%	100 901	10%
ISA Bolivia S.A.	22.788	2%	26.124	3%
ISA Peru S.A	31 130	3%	36.110	4%
Total abroad	**160.487**	**16%**	**163.135**	**17%**
TOTAL TRANSELCA ASSETS	**943.219**		**984.873**	

J. RESTRICTIONS ON THE SALE OF ASSETS COMPRISING THE ISSUER'S INVESTMENT PORTAFOLIO.

The following are restrictions on the sale of assets comprising our investment portfolio. and the terms and conditions thereof:

1. Restrictions under the Bylaws.

Pursuant to our corporate Bylaws, an attribution of the General Meeting of Shareholders, validly held and complying with the decision majority provided in the Bylaws in conformity with the law is "The sale, liquidation, transfer on any basis or disposition or lease of ISA assets, in one or more related transactions, the amount of which exceeds fifteen point zero percent (15.0%) of ISA's Market Capitalization, or the sale or transfer in whole or in part of ISA's commercial establishment, whether

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Resol. No. 0177 de 97 MinJusticia

in one single transactior or series of related operations, within the term of twelve (12) calendar months".

Our Bylaws likewise provide that a function of the Board of Directors duly held with attendance of the majority of members reuired under the corporate Bylaws in conformity with the law, is to "Deliberate and resolve on the following issues: a) The sale, liquidation, transfer on any basis or disposition or lease of ISA assets or properties, in one or more related transactions, the amount of which exceeds five point zero percent (5.0%) and up to fifteen percent (15%) of ISA's Market Capitalization, or the sale or transfer in whole or in part of ISA's commercial establishment, whether in one single transactior or series of related operations, within the term of twelve (12) calendar months (...)".

Every other sale, disposition, liquidation or transfer of assets not exceeding the stated amounts, may be entered by the Chief Executive Officer within the scope of his attributions.

These Bylaw provisions which require special authorization from the cited corporate bodies in connection to the sale of assets comprising our portfolio, shall remain unmodified while our General Assembly decidas to amend or delete the same.

2. Further restrictions.

Syndicated Credit for U.S.$ 550 million.

Our syndicated credit agreement for U.S $550 million, entered into on July 17 2006 with ABN Amro Bank N.V. and JP Morgan Chase Bank N.A. as lenders, amended on December 1, 2006, contains certain commitments that include limitations on the change of control, new indebtedness and sale of our assets or the assets of our subsidiaries.
Tranche A of this U.S.$ 350 million credit was repaid with resources obtained from the payment of a credit granted to ISA Capital for the initial acquisition of CTEEP shares. Specifically, the limitation on the sale of assets provides that

"The Borrower (ourselves) shall not Dispose or permit that any of its Core Subsidiaries (REP, Transelca, ISA Capital) Dispose of any asset, including Capital Interests owned by them, and the Borrower shall not permit any of its Subsidiaries to issue further Capital Interests in the mentioned Core Subsidiary, except for the following Disposition:

(a) sale of inventories, broken, obsolete, used, unproductive or remnant assets, waste and Investments in the ordinary course of business, in a manner that is consistent with past practices,
(b) sale, transfers and disposition by the Core Subsidiaries of the Borrower to the Borrower or by a Core Subsidiary of the Borrower to another Core Subsidiary of the Borrower in the ordinary course of business, in a manner that is consistent with past practices;
(c) sale of Capital Interests by the Borrower (subject to given conditions);
(d) following total cancellation of the Tranche B Loans, the sale of Capital Interests by any Core Subsidiary, provided that after completing that sale on Pro Form basis, the Borrower Subsidiary should continue to be a Core Subsidiary of the Borrower;
(e) the sale of Capital Interests by the Acquisition Vehicle, for the purposes of concluding a Permitted Transaction in favor of the Acquisition Vehicle
(f) Disposition in favor of Transelca S.A. E.S.P. of the Borrower's Capital Interests in Consorcio Transmantaro, and
(g) other Dispositions in exchange of a consideration not to exceed, individually or in the aggregate, the amount of U.S $10.000.000 (or its equivalent in other currencies) during any fiscal year of the Borrower".

ANGELA A. PULECIO MAYORGA
Traductor é Intérprete Oficial
Resol. No. 0177 de 1997 Min.Justicia

Subordinated credit for U S $ 148 million (initially agreed for up to U.S $182 million).

Our subordinated credit agreement for U.S.$148 million (initially up to U.S.$182 million), entered into on December 29, 2006 with ABN Amro Bank and JP Morgan Chase Bank N A., provides a number of commitments including change of control limitations, limitations on new indebtedness other than required for repaying such credit, and the sale of our assets or the assets of our subsidiaries. Lenders under such agreement agreed their subordination to the U.S.$ 550 million syndicated credit dated July 17, 2006. The restriction concerning assets sale was agreed in the same terms as agreed under the U.S.$550 million syndicated credit

K. MAIN INVESTMENTS UNDER IMPLEMENTATION.

Taking nto account the various investment opportunities existing in the region, weighed as per the chances of success in the award thereof, we foresee implementation, whether directly and through our subsidiaries, of investments relating capital expenses up to U.S $ 3.090 million during 2007 - 2011. Our ability to make investments as planned during the cited period, shall depend on the fact that the projected public bids are eventually awarded to us, as well as on our ability to obtain the required funding.

Investments directly made by ISA Parent Company may be grouped as follows:

-*Transmission Network* The plan relating expansion of our transmission network for the 2007 - 2011 period contemplates the investment made in January 2007 in ISA Capital do Brasil and the investments on reinforcements and bids relating our electricity transmission network in Colombia and Central America. We believe that during this period the total investment by the Parent Company on the transmission network, including maintenance and costs relating equipment replacement, shll be up to U.S.$ 458 million. This amount shall depend on our ability to obtained the required funding and that the projected public bids are eventually awarded to us.

-*Telecommunications.* We expect total investments by the parent company up to U.S.$5 million on our telecommunication business during the 2007 - 2011 period.

-*Further investments.* We expect total investments by the parent company up to U.S.$52 million between 2007 - 2011, primarily to develop the Plan on Asset Optimization (POA). This plan sets out the short-term investment needs to secure optimal provision of services in compliance with the required quality standards, minimizing the network maintenance and operation costs, and preserving the personnel safety, thus adding value o the company. These investments shall be covered through the company's cash flow.

L. FIRM COMMITMENTS FOR ACQUISITION OF FUTURE INVESTMENTS.

We have not entered into any firm commitment for the acquisition of future investments

ANGELA A. PULECIO MAYORGA
Traductor é Intérprete Oficial
Resol. No. 0177 de 07 MinJusticia

M. FIXED ASSETS, A DESCRIPTION.

Our fixed assets as of December 31, 2006 are the following (unconsolidated figures in million pesos):

	2006	2005
Permanent investments	1,354,130	721,456
Long-term debtors	44,134	56,326
Inventories	56,287	30,117
Property, plant and equipment, net	2,475,152	2,138,565
Deferred and other assets	409,882	143,510
Appreciation	1,299,003	1,133,961
Total non-current assets	**5,638,588**	**4,223,935**

Fixed assets include the item "Property, plant and equipment, net", which as of December 31, 2006 reported the following figures (unconsolidated figures in million pesos):

	2006	2005
Property, plant and equipment		
Networks, lines and cables	1,778,507	1,683,632
Plants and ducts	1,237,171	1,153,046
Buildings	64,948	65,451
Machinery and equipment	27,705	29,054
Communication and computer equipment	20,564	25,553
Transportation equipment, traction and lifting	1,838	1,385
Office furniture, chattels and equipment	12,632	11,727
Land	20,905	19,924
Subtotal property, plant and equipment	**3,164,270**	**2,989,772**
Less accumulated depreciation	1,075,286	1,001,631
Less provisions	9,191	1,340
Total property, plant and equipment en operation	**2,079,793**	**1,986,801**
On-going constructions	377,885	144,003
Machinery, plant and equipment under assembling	17,474	7,761
Total property, plant and equipment - Net	**2,475,152**	**2,138,565**

Our transmission network, our substations and transformers that form part of the company's fixed assets are highly crucial for the development of our electricity transmission activities. In Colombia, we participate in the electricity transmission sector both directly and through our subsidiary Transelca, one of the largest electricity transmission companies of the country in terms of total assets and revenues.

Either directly or through our subsidiaries we operate, near 82.3% of the electricity transmission networks *comprising the STN* (including the UPME 01 and 02 projects of 2003). As of September 30, 2007, 42.56% of our consolidated assets are located in Colombia. For further information relating our group and major fixed assets in the remaining countries where we operate, please see our consolidated financial statements and the notes thereof, and "Chapter 3 – Aspects concerning production activities and operating income – B Core productive and sale activities".

ANGELA A. PULECIO MAYORGA
Traductor é Intérprete Oficial
Resol. No. 0177 de 57 MinJusticia

Following is a description of our main fixed assets in Colombia:

Transmission Network

We own 130 transmission lines totaling 10,000 Km of which 2,399 km correspond to electricity transmission lines of more than 230 kV; 7,476 correspond to transmission lines of between 220 kV and 230 kV and 124 km corresponding to transmission lines of less than 220 kV. Together with Transelca, our transmission network comprises 82.3% of the STN's transmission lines of 220 kV or more (including UPME 01 and 02 projects of 2003). As of September 30, 2007, our network had 12,672 MVA of transformation capacity to 230 kV or lower and a total of 4,177 MVAR of compensation (3,185 MVAR of inductive compensation and 992 MVAR of capacitative compensation). The average availability of our transmission lines for the year 2006, excluding unavailability resulting from terrorist attacks, was 99.95%. Our transmission network is administered through four energy transmission centers, which are located in the north, northwest, central, east and southeast regions of the country.

We have invested approximately US$314.05 over the five-year period ended December 31, 2006 to expand our electricity transmission network and we expect to spend an additional US$115 million by 2009. We also plan to increase inductive and capacitative compensation so as to improve the quality of our transmission services. See "Chapter V - Comments and Analysis by the Management on the Results of Operations and Financial Condition of the Issuer"

Substations and Transformers

Substations are used to transform high voltage electricity into low voltage electricity and vice versa, using step-down or step-up transformers. Substations generally contain one or more transformers which are electrical devices used to lower or raise the voltage of electricity. In Colombia, we currently own and operate an aggregate transformation capacity of 12,672 MVA. In addition, substations contain switching, protection and control equipment. In a large substation circuit breakers are used to interrupt any short circuits or overload currents that may affect the network

We currently own and operate 53 substations located in Colombia.

The table below shows information about our substations and transformers and their transformation capacity as of September 30, 2007:

Our equipment

Voltage (kV)	Number of Substations	Percentage of total	Transformer capacity (MVA)	Percentage of total	Compensation capacity (MVA)	Percentage of total
500	11	21%	8,593	68%	2,502	60%
230	37	70%	3,980	31%	807	19%
<115	5	9%	98	1%	868	21%
Total	53	100.0%	12,671	100.0 %	4,177	100.0%

Transelca's equipment

Voltage (kV)	Number of Substations	Percentage of total	Transformer capacity (MVA)	Percentage of total	Compensation capacity (MVA)	Percentage of total
500		0%		0%		0%
230	12	29%	2,524	90%	80	100%
<115	29	71%	293	10%		0%
Total	41	100%	2,817	100%	80	100%

ANGELA A. PULECIO MAYORGA
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Resol. No. 0177 de 57 Minjusticia

Our equipment together with Transelca's equipment

Voltage (kV)	Number of Substations	Percentage of total	Transformer capacity (MVA)	Percentage of total	Compensation capacity (MVA)	Percentage of total
500	11	12%	8.593	55%	2.502	59%
230	49	52%	6,504	42%	887	21%
<115	34	36%	391	2%	868	20%
TOTAL	**94**	**100%**	**15,488**	**100%**	**4,257**	**100%**

Source: ISA

N. PATENTS, TRADEMARKS AND OTHER INTELLECTUAL PROPERTY RIGHTS OF THE ISSUER CURRENTLY BEING USED UNDER THIRD-PARTY AGREEMENTS, STATING ROYALTIES EARNED AND PAID.

To date no intellectual property right is being used under third-party agreements.

O. INFORMATION ON GOVERNMENTAL PROTECTION AND PROMOTION INVESTMENTS AFFECTING THE ISSUER.

There is no governmental protctioon or promotion investment affecting our business

P. TRANSACTIONS WITH RELATED PARTIES, ENTERED DURING THE PRECEDENT YEAR.

1. General information.

In the ordinary course of our business we take part in transactions with our subsidiaries and our main shareholders. These transactions are entered in terms and conditions similar to those agreed with unrelated parties.

Presently we earn revenues relating (i) administrative services provided to Transelca. Flycom and Internexa; (ii) technologic information services provided to Transelca. ISA Bolivia and REP; (iii) consultany services relating the operation and maintenance of assets necessary for electricity transmission; these services are provided to REP, ISA Bolivia and ISA Peru; (iv) making our optic fiber facilities available to Internexa (v) services concerning project management. The aggregate amount of revenues earned from these operations as of December 31 2004. 2005 and 2006, was ColS11.995 million. ColS19.602 million, and Col$24,757 million, respectively. In addition, we earn revenues relating connection services provided to ECOPETROL, and por electricity transmission services provided to ECOPETROL and EPM. The aggregate amount of revenues earned from these operations as of December 31 2004, 2005 and 2006, was Col$91,138 million, Col$87,204 million. and Col$92.600 million, respectively.

On the other hand, in 2006 we received interest payment by ISA Capital in the amount of Col$30.31 billion, under certain credit repaid in January 2007

Likewise, in 2006 we entered ino certain credit agreements with our subsidiaries, including two agreements entered with Transelca in December, for an aggregate amount of near Col$85.18

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Resol. No. 0177 de 57 MinJusticia

billion, and the credit agreement with ISA Capital, whreby ISA Capital lended to us the amount of U.S.$23.8 million

On December 22, 2006, we entered into two administrative contracts with the Colombian Government , represented by the Ministry of Mines and Energy, in connection to the management of "*Fondo de Apoyo a la Energización de Zonas Rurales*" (Support Fund for Electrification of Rural Areas) and "*Fondo de Apoyo a las Zonas No Interconectadas*" (Support Fund for Non-Interconnected Zones). The aggregate amount of revenues that we shall attain on occasion of those contracts amounts to ColS17.239 million, per each year of performance.

On July 23, 2007, ourselves, Control y Montajes Industriales CYMI, S A., CTEEP, our subsidiary Inteligacao Eléctrica de Minas Gerais S.A., or IEMG, and CYMI Holding S A entered into a *joint venture* agreement whereby ourselvs and CTEEP agreed to undertake, together with with CYMI, S.A , and CYMI Holding S A , the construction and operation of the Neves 1 - Mesquita transmission line granted by ANEEL to IEMG in November 2006 pursuant to a 30-year concession contract entered into on April 20, 2007 and, to further transfer control over IEMG to CTEEP and CYMI Holdings S.A Our transfer of control over IEMG is subject to prior approval from ANEEL.

Our corporate Bylaws and practices provide that all transactions with related parties must be entered at market prices, subject to any provisions governing transfer prices, in case of international transactions, thus avoiding any adverse effects on our profits.

2. Main transactions with economically-related parties.

The following were the main balances and transactions with economically-related parties (as of December 31) (figures in million pesos):

Balance-sheet balances:

	2006	2005
Equity investment		
TRANSELCA S.A. E S.P.	531,680	413,578
ISA Capital Do Brasil	430,467	-
REP S.A	106,646	100,996
INTERNEXA S.A. E.S.P.	99,496	98,613
TransMantaro S.A.	63,867	-
FLYCOM Comunicaciones S.A. E.S.P	32,849	5.550
ISA Peru S.A.	15,945	18,493
ISA Bolivia S.A.	23,698	27,201
XM, Compañia de Expertos en Mercados S.A. E S.P.	16,083	14,818
Debtors		
TRANSELCA S.A. E.S.P.	51	34
INTERNEXA S A E S P.	1,480	1,116
FLYCOM Comunicaciones S.A. E.S.P.	2,813	34,825
ISA Peru S.A.	438	495
REP S.A.	2,110	7,614
ISA Bolivia S.A.	796	4,391
XM, Compañía de Expertos en Mercados S A. E.S.P.	401	2,756
Payable accounts		
TRANSELCA S.A. E.S.P.	151,516	139,221
ISA Capital Do Brasil	57,73	-

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Resol. No. 0177 de 57 MinJusticia

FLYCOM Comunicaciones S.A. E.S.P.	341	356
INTERNEXA S.A E.S.P.	4,227	-
ISA Peru S.A.	-	9
REP S.A.	113	60
XM, Compañía de Expertos en Mercados S.A. E.S.P.	358	293
Equity transactions		
Dividends attained		
TRANSELCA S.A E.S.P.	21,807	5,594
REP S.A.	-	15,642
INTERNEXA S.A. E.S.P.	8,123	-
ISA Peru S.A.	4,021	94

Transactions vis-à-vis results

	2006	2005
Revenues		
TRANSELCA S.A. E S.P.	498	827
INTERNEXA S.A. E S.P.	11,644	7,016
FLYCOM Comunicaciones S A E S.P.	4,105	3,626
ISA Peru S A	2,224	2,851
ISA Bolivia S.A.	636	1,435
REP S.A.	3,490	3,263
XM, Compañía de Expertos en Mercados S.A. E.S.P.	2160	584
ISA Capital Do Brasil	30.313	-
Expenses		
TRANSELCA S.A. E S.P.	9,064	7,264
INTERNEXA S.A. E.S.P.	184	8
FLYCOM Comunicaciones S.A. E.S.P.	3,692	5,740
XM, Compañía de Expertos en Mercados S.A. E.S.P.	279	2
ISA Peru S.A.	325	13
REP S.A.	2,553	1,090
ISA Bolivia S.A.	533	62
ISA Capital Do Brasil	25	-
Administrators		
Board of Directors Fees	358	285
Salaries and fringe benefits to executive officers	4,772	4,872
Bonifications to executive officers	833	438
Allowances to executive officers	356	253
Credits payable by executive officers	2,736	3,520

Application of transfer prices introduced under Law 788 of December 2002 commenced on January 1, 2004 These prices assume that all transactions with economically-related parties or related parties from abroad should be considered at prices that third parties or independent parties would have used.

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Resol. No. 0177 de 57 MinJusticia

Accounts payable to economically-related parties:

As of December 31, 2006, "accounts payable" to economically-related parties include Col$198,609 million (2005 Col$132,405 million) corresponding to loans granted by TRANSELCA S.A E.S.P. and ISA Capital Do Brasil, under the following conditions:

Affiliate	Maturity date Loans granted by Domestic affiliates	Type of interest	Principal balance	Interest balance
TRANSELCA S.A E.S.P.	30-Dec-08	DTF + 1.5%	28,500	4,317
TRANSELCA S.A E.S.P.	26-Dec-09	Fixed rate (7.71%)	31,908	1,286
TRANSELCA S.A. E.S.P.	07-Dec-12	Fixed rate DTF E.A. on December 31 previous year	72,642	284
TRANSELCA S.A E.S.P.	07-Dec-12	Fixed rate DTF E.A. on December 31 previous year	12,537	8
Total loans with domestic affiliates			**145, 587**	**5,895**

Affiliate	Maturity date Loans granted by affiliates from abroad	Type of interest	Principal balance	Interest balance
ISA Capital Do Brasil	28-Dec-14	Libor 6M + 3%	53.022	25
Total loans with foreign affiliates			**53,022**	**25**
Total loans with affiliates			**198,609**	**5,920**

Q. CREDITS OR CONTINGENCIES REPRESENTING FIVE PERCENT (5%) OR MORE OF THE TOTAL LIABILITIES IN THE LAST YEAR CONSOLIDATED FINANCIAL STATEMENTS.

The following are included among credits representing five percent (5%) or more of the total liabilities in last year consolidated financial statements, therein describing the relevant particulars as of December 31, 2006:

Company	Credit Facility	Currency	Interest rate %	2006 (million pesos)	Date of latest payment
ISA	ABM_Amro/JP Morgan	U.S.$	Libor 6M + Spread	447,757	18-Jul-2009
ISA Capital do Brasil (*)	ABN_Amro/JP Morgan	U.S.$	Month 1-2 Libor + 3% Month 4-6 Libor +4.5%	730,293	28-Jun-2007

(*) Following the issuance of international notes totalling U.S.554 million, on January 29, 2007 ISA Capital prepaid U.S. 326,2 million to ABN_Amro and JP Morgan (Exchange Rate Col$2,238.79).

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Resol. No. 0177 de 1957 MinJusticia

Likewise we hereby inform that as of December 31, 2006 there are no events that individually considered may entail contingencies in excess of 5% of the total liabilities recorded on our consolidated financial statements.

R. FINANCIAL LIABILITIES OF THE ISSUER AS OF THE END OF THE IMMEDIATELY PRECEDENT CALENDAR QUARTER.

A summary of the characteristics featuring of our financial liabilities as of September 30, 2007 is shown in the chart below:

Credit Facilities (Millions of Col$)	Currency	Interest Rate	30–September 2007	Date of latest payment
Domestic financial liabilities				
Davivienda	Col$	DTF + 1.50%	22,000	27-Sep-08
BBVA	Col$	DTF + 0.90%	96,638	10-Oct-10
BBVA	Col$	DTF + 1.50%	100,000	27-Sep-08
Bancolombia	Col$	DTF + 2.60%	70,000	29-Nov-10
Citibank Colombia	Col$	DTF + 3.05%	19,000	13-Ago-08
ABN_Amro Colombia	Col$	DTF + 3.30%	13,000	24-Ago-08
Total domestic financial liabilities			**320,638**	
Fnancial liabilities from abroad				
Medio Crédito Centrale	Euro	Fixed Rate 1.75%	10,472	19-Jun-10
BIRF-3954-CO	U.S.$	Fixed Rate Tranche (6.32%)	4,886	15-Feb-11
BIRF-3955-CO	U.S.$	Libor 6 M + Spread	151,699	15-Oct-12
BNP Paribas	U.S.$	Libor 6 M + 0 345%	76,705	20-Apr-17
ABN_Amro AND JP Morgan	U.S.$	Libor 6 M + Spread	404,638	18-Jul-09
ABN_Amro AND JP Morgan	U.S.$	Libor 6 M + Spread	299,432	29-Ago-07
Total financial liabilities from abroad			**947,832**	
Hedge transactions			**89**	
Total financial liabilities			**1,268,559**	

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Resol. No. 0177 de 67 MinJusticia

Rates used for conversion into Colombian pesos of obligations agreed in foreign currency, are the following:

- TRM 30/09/2007: Col$ 2,023.19
- Euro 30/09/2007: U.S.$ 1.4223

S. RELEVANT PROCEEDINGS AGAINST THE ISSUER.

Currently ISA is a party, whether as defendant, plaintiff or third party, to legal actions of administrative, civil and labor nature Likewise, acting n its own name, it instituted legal actions as necessary for the development of its corporate purpose and the defense of its interests.

Following is the information concerning the most relevant judicial proceedings currently conducted against our company:

a) Case 064, Nullity Action and Redress, Flores III Ltda y Cía S.C.A. E.S.P (Plaintiff) against the Colombian Government – Ministry of Mines and Energy, CREG, ISA and Electrificadora del Caribe S.A. E.S.P Claims: To declare the nullity of CREG Resolution 031 of July 22 1999 whereby the appeal filed by Electricaribe S.A. was admitted, thus releasing the cited company from the obligation of paying all amounts invoiced by ISA on occasion of the restriction arisen from the 220 - 110 kV auto-transformer, and the presumed administrative act derived from the so called administrative silence relating the request for repeal of the former Resolution, and to award the amount of Col$2,343 million. A trial-judgment was rendered in the proceedings imposing ISA to pay all claims. Presently the case is pending final decision by the Council de State since 2003.

b) Termocandelaria filed before the Administrative Tribunal of Antioquia administrative actions for Nullity and Redress against ISA, the Colombian Government, Ministry of Mines and CREG, for the amount of Col$20,794 million by reason of the application of CREG Resolutions 034, 038 and 094 of 2001.

The Administrative Tribunal of Antioquia declared (a) nullity of the entire proceedings as from the writ admitting the complaint, (b) lack of jurisdiction to settle the case, and (c) designated the Civil Circuit Courts of Medellin as competent agencies to settle the case This decision was appealed and the proceedings were submitted to the Council of State for final decision

In five of these proceedings, the Council of State set aside the writ entered by the Administrative Tribunal of Antioquia concerning the declaration of nullity of the entire proceedings and as to designation of the Civil Circuit Courts of Medellin as competent agencies to settle the case. The cases were forwarded to the originating Tribunal.

c) Central Hidroeléctrica de Betania S.A. E.S.P filed before the Administrative Tribunal of Antioquia administrative actions claiming Nullity and Redress against ISA, the Colombian Government, the Ministry of Mines and CREG, for the amount of Col$54,598 million and U.S. 15,373,890 relating capacity charges, application of CREG Resolutions 077 and 111 de 2000.

The Administrative Tribunal of Antioquia declared (a) nullity of the entire proceedings as from the writ admitting the complaint, (b) lack of jurisdiction to settle the case, and (c) designated the Civil Circuit Courts of Medellin as competent agencies to settle the case. This decision was appealed and the proceedings were submitted to the Council of State for final decision.

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Resol. No. 0177 de 67 MinJusticia

In six of these proceedings, the Council of State set aside the writ entered by the Administrative Tribunal of Antioquia concerning the declaration of nullity of the entire proceedings and as to designation of the Civil Circuit Courts of Medellín as competent agencies to settle the case The cases were forwarded to the originating Tribunal.

d) Emgesa S.A. E.S P filed before the Administrative Tribunal of Antioquia administrative actions claiming Nullity and Redress against ISA, the Colombian Government, the Ministry of Mines and CREG, for the amount of Col$193,662 million and U.S.$ 82.4 million, as well as application of CREG Resolutions 077 and 111 of 2000.

The Administrative Tribunal of Antioquia declared (a) nullity of the entire proceedings as from the writ admitting the complaint, (b) lack of jurisdiction to settle the case, and (c) designated the Civil Circuit Courts of Medellín as competent agencies to settle the case. This decision was appealed and the proceedings were submitted to the Council of State for final decision

In one of these proceedings, the Council of State set aside the writ entered by the Administrative Tribunal of Antioquia concerning the declaration of nullity of the entire proceedings and as to designation of the Civil Circuit Courts of Medellin as competent agencies to settle the case. The case was forwarded to the originating Tribunal.

e) Chivor S.A. E.S.P. filed before the Administrative Tribunal of Antioquia, administrative actions claiming Nullity and Redress against ISA, the Colombian Government, Ministry of Mines and Energy and la CREG, for the amount of Col$89,008 million and U.S.$32.5 million, relating capacity charges, application of CREG Resolutions 077 and 111 of 2000.

The Administrative Tribunal of Antioquia declared (a) nullity of the entire proceedings as from the writ admitting the complaint, (b) lack of jurisdiction to settle the case, and (c) designated the Civil Circuit Courts of Medellín as competent agencies to settle the case. This decision was appealed and the proceedings were submitted to the Council of State for final decision.

In two of these proceedings, the Council of State set aside the writ entered by the Administrative Tribunal of Antioquia concerning the declaration of nullity of the entire proceedings and as to designation of the Civil Circuit Courts of Medellín as competent agencies to settle the case. The cases were forwarded to the originating Tribunal.

f) Proeléctrica & Cía S.C.A E.S.P. filed before the Administrative Tribunal of Antioquia administrative actions claiming Nullity and Redress against ISA, the Colombian Government, Ministry of Mines and Energy and la CREG, for the amount of Col$9.207 million due to application of CREG Resolutions 034 and 038 of 2001.

The Administrative Tribunal of Antioquia declared (a) nullity of the entire proceedings as from the writ admitting the complaint, (b) lack of jurisdiction to settle the case, and (c) designated the Civil Circuit Courts of Medellin as competent agencies to settle the case. This decision was appealed and the proceedings were submitted to the Council of State for final decision.

In one of these proceedings, the Council of State set aside the writ entered by the Administrative Tribunal of Antioquia concerning the declaration of nullity of the entire proceedings and as to designation of the Civil Circuit Courts of Medellín as competent agencies to settle the case. The case was forwarded to the originating Tribunal.

g) Termotasajero S.A. E.S.P filed before the Administrative Tribunal of Antioquia administrative actions claiming Nullity and Redress against ISA, the Colombian Government, Ministry of Mines

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and Energy and la CREG, for the amount of Col$128,848 million on occasion of the application of CREG Resolutions 034 and 038 of 2001.

The Administrative Tribunal of Antioquia declared (a) nullity of the entire proceedings as from the writ admitting the complaint, (b) lack of jurisdiction to settle the case, and (c) designated the Civil Circuit Courts of Medellin as competent agencies to settle the case. This decision was appealed and the proceedings were submitted to the Council of State for final decision.

In one of these proceedings, the Council of State set aside the writ entered by the Administrative Tribunal of Antioquia concerning the declaration of nullity of the entire proceedings and as to designation of the Civil Circuit Courts of Medellin as competent agencies to settle the case. The case was forwarded to the originating Tribunal.

Actions against us on the grounds of application of capacity charges under CREG Resolutions 077 and 111 of 2000, as Administrator of the Commercial Exchange System - ASIC, corresponds to changes on CREG methodology for calculation thereof, which plaintiffs assert was the reason for damages sustained by them. Similarly occurs with respct to Resolutions 034 and 038 of 2001 where plaintiffs claim that these provisions reduce their revenues significantly. ISA acted as agent for third partis, whereby, in principle, its patrimony should not be affected by the outcomes from such proceedings. Pursuant to legal and technical analysis, ISA relies on sufficient arguments to be released from any liability under those proceedings, insofar as given its capacity as Administrator of the Commercial Exchange System it was bound to apply CREG regulations. Invoices and resolutions issued by ISA to resolve reconsideration petitions filed by the agents, are in strict comliance with the above-cited resolutions; therefore, these may not be the underlying reasons for damages claimed by the plaintiffs In the event of adverse outcomes, ISA may request a setoff or settlement among those market agents who participated in the transactions, thus safeguarding the company's patrimony.

h) Gómez Cajiao & Asociados, filed a contractual action claiming nullity of the act that awarded public bid C002, nullity of contract BL98 and redressing of its rights as bidder, in the amount of Col$2,000 million.

The Tribunal resolved the engagement of interested third-parties and, consequently resolved servicing the writ admitting the complaint upon CI LTDA. and SEDIC S.A. Prior to such decision the proceedings was under evidentiary stage.

i) Empresas Públicas de Medellin filed a Nullity and Redress action against ISA, the Colombian Government - Ministry of Mines and Energy and CREG, by reason of the trade border registration (*registro de fronteras comerciales*), and requests an award of Col$947 million. The proceedings is under evidentiary stage.

j) Claudia Andrea Córdoba and Fabiana Zanin Córdoba, filed a civil extra-contractual liability action on occasion of one of their family members during performance of certain agreement; the action amounts to Col$4,000 million. The proceedings was stayed pending service upon HARBER P INTERNATIONAL BLISHMENT SDN BHD.

There are further labor, civil and administrative actions referring to the ordinary course of its affairs, amounting to near Col$1,100 million and pending decision as of December 31, 2006 Although we may not foresee the sense of the relevant final decisions, the company's management and our internal legal counsels - based on information available to date and after cnsultation with our legal counsels - find that adverse outcomes therein are unlikely and that any such adverse decisions, considered whether individually or as a whole, should have no adverse material effect upon our

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Total notes outstanding		817,882	815,652	728,061	
Total long-term notes outstanding		817,882	815,652	585,627	
Total short-term notes outstanding		-	-	142,434	

In 2006 the notes accrued interest for Col$81,378 (2005: Col$88,218) million, which were recorded as financial expense.

Following is the detail of maturity per years for notes outstanding as of December 31, 2006 (figures in million pesos):

Years	Capital	Interest	Total
2009	90,579	7,708	98,287
2011 and thereafter	717,365	-	717,365
	807,944	7,708	815,652

Other features of the notes issuances made by our company efectuadas prior to December 31, 2006, are the following:

First Issuance of Notes

In 1998 we launched our first issuance of notes for the amount of Col$130,000 million, authorized through resolutions Nos 2400 and 2401 of October 14, 1998 of the Ministry of Finance and Public Credit, relying on the favorable opinion from the National Planning Department number UIP DCEI 05-20-98 of September 3, and authorization from the Superintedency of Securities through resolution number 690 of October 14, 1998, rated AAA (Triple A) by Duff & Phels de Colombia S.A. We registered such notes with the Bogotá, Medellín and Occidente stock exchanges. To date, the mentioned issuance is settld in full.

Second Issuance of Notes

In 1999 we launched our second issuance of notes for the amount of Col$180,000 million, series A, B, C and D, authorized through resolution number 0817 of April 8, 1999 of the Ministry of Finance and Public Credit, relying on the favorable opinion from the National Planning Department number UIP DCEI 05-004-99 dated March 26, 1999, and authorized through resolution number 0285 of April 9, 1999 from the Superintedency of Securities, rated AAA (Triple A) by Dufff & Phelps de Colombia S.A The notes were registered with the Bogotá, Medellín and Occidente stock exchanges.

By the end of 2006 the balance was Col$98,287 million; series A and B matured and were paid in the amount of Col$107,432 million. The balance increases by reason of the capitalization of series issued, at the IPC rate.

Third Issuance of Notes

In 2001 we launched our third issuance of internal public debt notes for the amount of Col$130,000 million, with the authorization from Ministry of Finance and Public Credit through resolution number 370 of July 10, 2001, relying on the favorable opinion from the National Planning Department number DIFP-SC-02-00004-2001 dated May 21 2001. Both the public offering and its advanced

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financial position, cash flows or the results of operations. As of September 30, 2007 we created a reserve for the amount of near Col$602,261 million to cover potential losses relating these actions.

T. SECURITIES REGISTERED WITH THE NATIONAL REGISTRY OF SECURITIES AND ISSUERS.

The following table shows los securities que to date tenemos inscritos en el National Registry of Securities and Issuers (RNVE):

Type of Securities	Supervalores Code	No Issuance	RNVE Registration Resolution - Date		B V C. Registration Date	Authorized Amount	Currency	Latest Rating
Common Shares	COAISAO00008	SINGLE	615	28/08/2002	13/11/2002	N/A	N/A	N/A
Internal Public Debt Notes	COVISAP00002	200107	403	12/07/2001	13/07/2001	130,000,000,000	Col$	AAA
Internal Public Debt Notes	COVISAP00002	199904	285	09/04/1999	12/04/1999	180,000,000,000	Col$	AAA
Internal Public Debt Notes	COVISAP00010	200402	205	18/02/2004	18/02/2004	850,000,000,000	Col$	AAA

U. OUTSTANDING DEBT NOTES PUBLICLY OFFERED AND NOT YET REDEEMED.

1. Domestic offerings.

Characteristics of the notes outstanding and balances as of September 30, as well as their term, interest rate and maturity date, are shown below (figures in million pesos):

Issuance	Series	Term	Interest Rate %	2007 - III	2006	2005	Maturity Date
First	B	7	DTF + 3 4	-	-	35,000	19-Jan-06
Second	A	7	DTF + 2.4	-	-	72,250	13-Apr-06
Second	B	7	IPC + 10 0	-	-	29,312	13-Apr-06
Second	C	10	DTF + 2.5	59,700	59,700	59,700	13-Apr-09
Second	D	10	IPC + 10	38,587	30,879	30,879	13-Apr-09
Third	A	10	IPC + 8 1	130,000	130,000	130,000	16-Jul-11
Tranche 1 Schedule		7	IPC + 7.0	100,000	100,000	100,000	20-Feb-11
Tranche 2 Schedule		12	IPC + 7.3	150,000	150,000	150,000	20-Feb-16
Tranche 3 Schedule		15	IPC+ 7.19	108,865	108,865	108,865	07-Dec-19
Tranche 4 Schedule		20	IPC + 4.58	118,500	118,500	-	07-Apr-26
Tranche 5 Schedule		7	IPC + 4.84	110,000	110,000	-	21-Sep-13
Capitalized interest				2,230	7,708	12,055	

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Resol. No. 0177 de 97 Minjusticia

registration with the National Registry of Securities and Issuers were authorized by the Superintendency of Securities through resolution number 0403 of July 12 2001. Duff & Phelps de Colombia S.A rated the notes AAA (Triple A).

Schedule for the Issuance of Notes

Our schedule for the issuance of notes was authorized by the Board of Directors in its meeting held on July 25, 2003, by the Ministry of Finance and Public Credit through resolution number 343 of February 11, 2004, subsequenly amended and supplementes by resolution number 427 of February 17, 2004, and relying on the favorable opinion from the Departamento Nacional de Planeación, number SC-04-063-2003 dated December 4, 2003, and the Superintedency of Securities authorization through resolution number 205 of February 18, 2004. Global quota of the notes schedule was increased from Col$450,000 million to Col$850,000 million by means of an authorization from the Board of Directors adopted at its meeting held on March 29, 2005, as evidenced in Minute No 621; thereby authorizing to Col$400,000 million increase on the Schedule.

The total amount issued by the end of 2006, corresponding to five tranches as shown on the table below, amounts to Col$587,365 million.

February 20, 2004	Col$100,000 million
February 20, 2004	Col$150,000 million
December 7, 2004	Col$108,865 million
April 7, 2006	Col$118,500 million
September 21, 2006	Col$110,000 million

This schedule is entirely dematerialized. Custody and management of the issuance are the responsibility of Depósito Centralizado de Valores de Colombia DECEVAL S.A. and the holders' legal representative is Fiduvalle S.A. This program is destinated as follows: 50% towards transactions relating debt management and the remaining 50% towards cash flow funding and investments. Our schedule on issuance and placement of ISA notes was rated AAA - negative perspective – by Duff & Phelps de Colombia S.A. as agreed at the July 7 2006 meeting, thus translated into issuances enjoying high credit rating and almost no risk factors.

Following is the detailed information on each tranche issued:

- Febrary 2004

On February 20, 2004, we placed internal public debt notes among investors for Col$ 250,000 million. The placement was made under the scheme of Dutch Auction in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*) and Corfivalle S.A., Helm Securities S.A and BBVA Valores Ganadero S.A served as placing agents. The placement was concluded in two tranches: The first, for the amount of Col$100,000 million for a 7-year term and IPC + 7% coupon rate, the second tranche, for the amount of Col$150,000 million for a 12-year term and IPC + 7.3% coupon rate.

- December 2004

On December 7 2004, we placed the third tranche under the schedule for issuance of notes in the amount of Col$108,865 million, for a 15-year term, by means of an auction carried out at the


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Colombian Stock Exchange (Bolsa de Valores de Colombia) For the first time, a public issuer placed a 15-year term security subject to prepayment option.

This issuance, which is to expire on December 7, 2019, contemplates certain prepayment option that may be enforced as from the eight year bearing a 4% premium, a 3% premium for the ninth year, a 2% premium for the tenth year and a 1% premium for years 11th to 14th. The issuance's closing rate was 7.19% and the total amount demanded totalled Col$311.500 million, thus entailing a 286% demand in excess.

The placement was concluded under the Dutch Auction scheme at the Colombian Stock Exchange (Bolsa de Valores de Colombia) and Corfivalle S.A. (68.13%), BBVA Valores Ganadero S.A. (23.21%) and Helm Securities S.A. (8 66%) served as placing agents.

- April 2006

On April 7, 2006, we placed in the local market the first lot of tranche 4 under the schedule of notes for the amount of Col$118.500 million at a 20-year term, IPC + 4.58% coupon rate payable seamiannually in arrears. This issuance was placed through Dutch Auction at the Colombian Stock Exchange (Bolsa de Valores de Colombia). Correval, Corficolombiana and Helm Securities served as placing agents and the total demand amounted to Col$302.500 million.

These notes bear a Prepayment Option that we may enforce as from the tenth (10th) year counted as from the subscription date. Prepayment of the notes shall be using an option price understood as the price we shall pay for each note if the prepayment option is enforced.

- September 2006

On September 21, 2006, we placed an issuance of notes in the amount of Col$110.000 million, at a 7-year term, by means of an auction carried out at the Colombian Stock Exchange (*Bolsa de Valores de Colombia*). This issuance, to expire on September 21, 2013, had a closing rate of 4.84% over the IPC and the total amountdemanded was Col$239.010 million, entailing a demand in excess of 2.17. The placement was made under the Dutch Auction scheme at the Colombian Stock Exchange (*Bolsa de Valores de Colombia*) and Corficolombiana (63.5%) and Correval (36.5%) served as placing agents.

2. Offering of ISA Capital's notes.

Although this is not an issuance directly made by our company or the only issuance made by our subsidiaries, given the resulting commitments and its significance for the group, we consider relevant to include information relating the issuance carried by one of our subsidiaries

On January 29, 2007, ISA Capital - one of our subsidiaries - made two simultaneous offering of senior notes under Rule 144A/Reg. S, for a total amount of U.S.$554 million, or the ISA Capital Note Offering. The ISA Capital Note Offering consisted of the issuance of notes for the amount of U S $354 million to expire in year 2017 and a face rate of 8.80%, and notes for U.S.$200 million to expire in year 2012 and a face rate of 7.875%. Interest on such notes accrues from January 29, 2007 and shall be payable on January 30 and July 30 each year, as from July 30 2007.

Proceeds from the ISA Capital Note Offering was used to pay a number of interim credits that ourselves and ISA Capital had entered to fund the acquisition of our 37.46% interest in CTEEP.

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The notes offered under the ISA Capital Note Offering were registered under the official listing of the Luxemburg Stock Exchange. and were rade in the said stock exchange Euro MTF market.

The ISA Capital Note Offering is currently secured by a first-rate collateral over near 55,92 million CTEEP Common Shares owned by ISA Capital. The indentures governing the ISA Capital Note Offering provide. among others, a restriction over ISA Capital's involvement in any business other than the holding of stock shares in CTEEP In addition. such documents provide (i) limitations on ISA Capital's and CTEEP's authority to incur in further indebtedness, sell assets, make restricted payments, and (ii) events of default customary in thi type of transactions, including those referring to chage of control.

Pursuant to the purchase agreements entered among ourselves, ISA Capital and J P. Morgan Securities Inc., ABN AMRO Bank N.V. and ABN AMRO Incorporated, as initial purchasers under the ISA Capital Note Offering. ourselves and ISA Capital have agreed to indemnify the initial the purchasers of the notes, against any third-party claims.

V. SECURITY INTEREST GRANTED IN FAVOR OF THIRD-PARTIES.

Following is the information relating security interests granted in favor of third parties:

a. Collaterals and securities graned by ISA comprise delivery on pledge basis, of 100% of the current and future shares held in the subsidiaries Red de Energía de Peru –REP-. ISA Peru and ISA Bolivia S.A. in favor of the lenders of such companies. These were approvd by the Company's Board of Directors and required the favorable opinion from the National Planning Department-DNP- and the authorization from the Ministry of Finance and Public Credit. In the case of ISA Peru, their term shall be for the term of the credits granted by FMO (Nederlandse Financierings Maatschappij Voor Ontwikkelingslanden N V.) and IFC on June 24. 2002 (these credits are to expire on April 15, 2014 and April 15, 2016, respectively), the FMO credit outstanding balance was prepaid on October 15. 2007, whereby the pledge in favor of such entity was cancelld. The same collateral was granted in favor of the Inter-American Development Bank –IDB- and the Andean Development Corporation –CAF-, the lenders of ISA Bolivia under credits granted on April 29. 2005 (these credits are to expire on February 15. 2019): and to secure a number of bank credits of REP and the notes outstanding issued by the subsidiary.

b. In addition, the counter-guarantee granted by ISA in favor of the Colombian Government on March 22. 1996, as consideration for the security granted by the Colombian Government to enter into the credits granted by International Bank for Reconstruction and Development –BIRF- remains effective. This counter-guarantee, aimed at securing the Colombian Government's receipt of reimbursements on payable amounts, expenses and costs accrued in the event where might enforce its guarantee, consists of the pledge of ISA's revenues resulting from the use of the STN up to 120% of the semiannual debt service under credit agreements entered with BIRF, including principal, interest and other financial costs borne by the Colombian Government under the security granted by ISA. This counter-guarantee and the resulting obligations shall be effective for a term equal to the security granted by the Colombian Government in favor of BIRF, and shall be renewed until full payment of the crdits to BIRF or the Colombian Government, as the case may be.

c. Although it is not a security granted directly by us. we emphasize that given its significance, the ISA Capital Note Offering described in the above section See "U. Information on Outstanding Debt Notes Publicly Offered and Not Yet Redeemed – Offering of ISA Capital

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Notes"). are currently secured under a first-degree collateral over the total shares in CTEEP owned by ISA Capital.

d. Collateral granted on June 29, 2007, between ISA as guarantor and Central American Bank for Economic Integration – BCIE, as beneficiary, whereby ISA secures EPR's obligations under the credit agreement entered between the Central American Bank for Economic Integration – BCIE, for the amount of U.S $ 40 million, in connection to the funding of the SIEPAC project. The collateral shall remain effective until full payment of its principal, which expiration date is June 29, 2027.

W. CONSERVATIVE EVALUATION OF THE ISSUER'S PERSPECTIVES.

1. ISA Group - Growth Strategies

Growth strategies of the ISA Group are framed under corporate guidelines of its investment policy and long-term vision.

Such guidelines envisage that the target market is comprised by countries from South and Central America, having Peru and Brazil as the group's growth platforms.

The sectors to be penetrated or developed in the tarket market are elecricity transport, gas transport and telecommunications. As to electricity transport - the group's core business and primary activity, it relies on extensive knowledge, expertise and quality in the provision of related service.

Concurrently, investment alternatives have been considered for the gas sector, which business structure is similar to that of electricity transportation in terms of the development of lineal infrastructure, easements, intensive capital projects, long-term concessions and financial engineering for BOOT projects (build, operate, own and transfer); the foregoing allows implementation of synergies between such two activities, optimizing resources and scale economies.

In the telecommunication sector we continued expansion of the optic fiber networks, both in the national territory and abroad. Synergies and optimization of the existing electricity infrastructure are permanently achieved through the cited activities in the sector.

As to the type of business to be developed in the stated markets and sectors, ISA Group seeks investmenting on assets, promoting markets by completing inter-country interconnections and the provision of related services.

2. Medium-term investment opportunities

Identification and follow-up on existing investment opportunities in the markets, sectors and businesses pursued by ISA Group are part of a dynamic and continued process that allows the Organization to become a major actor in the Latin American electricity market.

Presently, several investment alternatives mainly focused in Peru and Brazil are beig considered given the Group's organizational platform in these countries.

In Peru, opportunities are being assessed for the forthcoming three years, amounting to near 700 million US Dollars, 80% of which correspond to public bids.

In Brazil, CTEEP is undertaking a major plan for mandatory expansions (Tipo I and Tipo II Reinforcements) that shall be allocated by the government gradually. ANEEL (Agência Nacional de Energia Elétrica) shall also conduct a bid process this year for the construction and operation of near 2.000 Km amounting to near 500 million US Dollars.

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Colombia shall in turn conduct a bid to develop the UPME 2007 project. consisting of the connection of the Hydroelectric Power Station Porce III to the Colombian National Transmission System

Presently, in addition to traditional operators in the business, in most opportunities ISA Group competitors are constructores and infrastructure funds that have commenced their penetration into the sector that offer major financial strenghts and highly competitive rates. Some of such competitors have a short-term vision as to their permanence in the industry

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CHAPTER 5 – COMMENTS AND ANALYSIS BY THE MANAGEMENT ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE ISSUER AND ITS SUBSIDIARIES.

This chapter should be read together with our Audited Financial Statements and the notes thereto, the business description and every other information contained in this information prospectus and its annexes, relating our company and our group This section sets forth declarations viewed ahead towards the future, which involve risks and uncertainty. As a result of several factors, including, without limitation, risk factors de (Chapter 7) and other aspects set out in this prospectus, our actual results may substantially differ from those analyzed under the declarations viwed towards the future. IN making investment decisions, investors should rely on their own examination of our condition, the offering terms and the financial information produced in this document.

A. TRENDS, COMMITMENTS OR DISCLOSED OCCURRENCES THAT MAY SIGNIFICANTLY AFFECT LIQUIDITY OF THE ISSUER, THE RESULTS OF ITS OPERATIONS OR ITS FINANCIAL CONDITION.

1. General Aspects.

Our operational and financial performance are primarily affected by the availability of our electricity transmission assets, operational and maintenance expenses, capital expenses and capital costs.

The electricity transmission business requires huge capital resources and is subject to significant regulations passed by the by national bodies regulating the electricity sector in the countries where we operate, mainly through determination of Regulated Revenues by such regulating entities.

Results of our operations are affected by internal and external factors, including:

- Operational availability of electricity transmission systems from other electricity transmission companies that are interconnected with our electricity transmission systems;
- Review and adjustment of our Regulated Revenues by national electricity regulating entities in the countries where we operate;
- Actions adopted, regulations passed and policies implemented by national electricity regulating entities in the countries where we operate;
- Control of our operating costs and operational and maintenance expenses;
- Investments on electricity transmission assets at a rate of return equal or higher than the rate of return used by national electricity regulating entities in the countries where we operate, aimed at establishing our regulated revenues;
- Fluctuation of macroeconomic variables.
- Governmental laws and regulations in the countries where we operate; and
- Economic conditions in the countries where we operate

2. Regulated Revenues

Our results of operations are significantly affected by changes on our regulated revenues. substantially, all our revenues derive from Regulated Revenues received from making available our electricity transmission systems in the countries where we operate, to the national interconnected systems located in those countries.

We receive our Regulated Revenues in the form of monthly payments from or on behalf of each user of our electricity transmission system. These revenues are not affected by electricity supply or

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demand or by the volume of electricity consumed or transmitted through our electricity transmission network. Our Regulated Revenues are adjusted on annual, semiannual or monthly basis, as the case may be, to take into account inflation variations, measured as per consuper and producer price indexes from the countries where we operate, but without prior approval from the regulating entities in such countries. Our Regulated Revenues may be further adjusted when such regulating entities approve certain types of additional investments on electricity transmission assets.

Revenues from electricity transmission services account for 78 39%. 78.62%. 83 23% and 86.17% of our total consolidated revenues in the years ending on December 31, 2004, 2005 and 2006 and ending on September 30, 2007, respectively.

As of September 30, 2007, we derived 31.44%, 58.67%, 9.15% and 0.74% of the total consolidated revenues relating electricity transmission services, from our operations in Colombia, Brazil, Peru and Bolivia, respectively.

In Colombia, CREG sets out the methodology to determine our regulated revenues Monthly, we receive those Regulated Revenues from traders through application of usage charges by XM. The amount of revenues to be received per each transmitter is determined by XM, acting as administrator of the SIC and liquidador and manager of the STN's accounts. Regulated revenues are subject to reductions in case of non-achievement of the availability goals set for our electricity transmission assets and, are also subject to increases in the event where new transmission projects come into operation following their award to ourselves pursuant to bids carried out by the UPME.

The Regulated Revenues to which we are entitled are subject to two different methodologies relating settlement of tariffs, depending on whether the electricity transmission assets relating those Regulated Revenues were made available to the STN prior or after January, 2000 Basically, the difference rests on the fact that the former where not subject to bid processes, while the latter did.

3. Regulated Revenues for assets made available to the STN prior to January 2000.

As of the date of this Information Prospectus, these assets represented near 80% of ISA's total electricity transmission assets comprising the STN (share based on the Assets' New Replacement Value).

Our Regulated Revenues relating assets made available to the STN prior to January, 2000 are calculated annually based on a formula that considers: (i) replacement value of our investments on assets made available to the STN, which value is adjusted from time to time based on certain assumed costs fixed by CREG and denominated in US Dollars; (ii) an assumed internal rate of return on our investments in electricity transmission assets, presently in 9.00%; (iii) specified useful life of such assets, currently, 25 years; (iv) our operational and maintenance expenses fixed as percentages on our assets value; (v) our investments on non-electricity assets; and, (vi) revenue decreases due to non compliance of availability targets set for the STN's assets.

These Regulated Revenues are calculated using the formula described below:

$RR= VRN \times \{(IRR \times (1+IRR)^n)/((1+IRR)^n-1)\} \times (1 + NEA) + (VRN \times AOM) - P$

Where:

RR	Is the Annual Regulated Revenue.
VRN	Is the replacement value of each construction unit, which is calculated every month as the sum of the FOB cost and the installation costs of each of its components. For the purposes of calculating the VNR, CREG Resolution 026/1999, approved certain assumed FOB and installation costs for the different items comprising the electricity transmission assets and ancillary facilities, which in the whole are designated as "construction units". These assumed costs have been in effect since January, 2000. The VRN is expressed in US dollars of December 1997, converted into Colombian

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	pesos at the exchange rate in effect in December 1999 and adjusted in the relevant month to take into account changes in the IPP.
IRR	Is the return rate set by CREG for the duration of the useful life of the electricity transmission assets. The internal rate of return is currently 9%, a rate that has remained unmodified since the beginning of its application in January, 2000
N	Is the useful life of the electricity transmission assets. as set by CREG, which is currently 25 years (in force since the beginning of the scheme application in January, 2000).
NEA	Is the percentage rate at which electricity transmission companies are compensated for their investments in non-electric assets, currently set by CREG at 5%. (in force since the beginning of the scheme application in January, 2000).
AOM	Is the percentage rate at which electricity transmission companies are compensated for expenses incurred by them in the administration and operation and maintenance of their electricity transmission assets, currently set by CREG at 2.50% for assets that are not located in areas with saline contamination and 3.00% for assets located in areas affected by saline contamination (i.e., assets located in coastal areas near the ocean), to compensate for the additional maintenance costs that these assets require. Such percentages have remained unchanged since January 2002.
P	Is the penalty for non compliance of unavailability targets set by CREG. According to CREG's methodology provided in CREG Resolution 061 of 2000, This penalty is calculated on a weekly basis

For substations, an additional 8.50% on the cadastral value of the typical area on which the substation is built, is recognized to compensate for the acquisition price and the conditioning costs of the related land.

The foregoing formula corresponds to the annual calculation of revenues for each construction unit. but, as revenues are calculated on monthly basis, the result is divided into twelve Penalties on non compliance of availability targets in the relevant month are deducted subsequently.

4. Regulated Revenues for assets made available to the STN after January 2000.

As of the date of this Info Prospectus, these assets represented near 20% of our total electricity transmission assets comprising the STN (share based on the Assets' New Replacement Value). Basically, 4 projects are currently subject to bid processes.

- UPME 01 1999: Primavera – Guatiguará – Tasajero at 230 kV
- UPME 02 1999: Sabanalarga - Termocartagena at 230 kV
- UPME 01 2003: Primavera – Bacatá at 500 kV
- UPME 02 2003: Primavera – Bolívar at 500 kV

In January 2000, CREG introduced a new scheme for the construction and operation of new electricity transmission assets. This new scheme was set forth in CREG 004/1999 (amended by CREG Resolutions 022 of 2001 and 085 of 2002), which requires that a competitive bidding process be conducted by the Ministry of Mines and Energy (or by the entity delegated by it) for the construction and operation of electric transmission assets set forth under the expansion plan drafted by the Colombian Mining and Energy Planning Unit (UPME). Pursuant to the Competitive

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Bidding Rules. Colombian and international companies can participate in competitive bidding processes simply by purchasing the terms of reference published by CREG for each bidding process and submit a comprehensive plan for constructing, operating and maintaining the new electricity transmission assets in exchange of a consideration consisting of an amount set as Regulated Revenues.

Under the Competitive Bidding Rules, the winning bidder is awarded with the construction, operation and maintenance of the new electricity transmission assets for period of 25 years and is responsible for making all the investments necessary for the development, construction, commissioning, maintenance and operation of such assets during the entire 25-year period in consideration for the Regulated Revenue included in such bidder's offer. After expiration of this 25-year period, the Regulated Revenue related to such electricity transmission assets is calculated using the methodology applicable for the calculation of Regulated Revenues applicable to assets made available to the STN prior to January 2000. See "Regulated Revenues for assets made available to the STN prior to January 2000". The Regulated Revenue awarded under the Competitive Bidding Rules is adjusted annually to reflect changes in the PPI (Producer Price Index - Series WPSSOP3200) Revenues are payable on monthly basis, whereby monthly revenues correspond to one-twelfth (1/12) of the annual revenues offered for each year

5. Review on the methodology to calculate revenues relating assets made operative prior to January, 2000 (not subject to bidding).

Through CREG Resolution 007/2005, companies providing electricity transmission services, their end-users, and all interested parties were informed of the commencement of a review process by CREG to determine the new criteria for the remuneration of electricity transmission services for a new 5-year period, particularly in connection to assets available in the STN prior to January, 2000. However, pending issuance of the new resolution setting forth new criterion, the current scheme of revenues shall continue to apply.

According to CREG Resolution 007/2005, the revenue review shall mainly focus on the following aspects relating the current structure of Regulated Revenues.

- *Construction Units*: CREG Resolution 007/25 provides that CREG shall retain services from a private consultant to review the VRN of construction units set forth in CREG Resolution 026/1999 and who shall make recommendations on the adjustments to the methodology to be applied in calculating the VRN and the useful life of each construction unit. This analysis shall also permit CREG to review, if it deems so necessary, the definition and components of each construction unit, as well as acknowledging new construction units that may be presently treated as other construction units. CREG published a proposal about construction units in September 2006, through Circular No. 036.

- *Internal Rate of Return*: REG has indicated that it intends to use a WACC (Weighted Average Capital Cost) for the calculation of the rate of return. This methodology is similar to that used to calculate the cost of capital for companies in the electricity and natural gas distribution businesses, although CREG acknowledges that in the case of electricity transmission services such calculation shall not include the risk of variations on the electricity demand.

- Non-electric Assets: CREG shall review the costs of non-electric assets, based on historical information furnished by electricity transmission companies. The percentage currently applied on the VRN of electricity transmission assets to compensate their non-electric components, shall be reviewed accordingly.

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- *Administration, Operation, and Maintenance:* CREG shall review administration, operation and maintenance expenses incurred by electricity transmission companies To that effect, CREG has requested technical studies on the matter from *Universidad de Los Andes* and *Universidad de Antioquia*, as well as historic information from the electricity transmission companies. The percentage currently applied on the VRN of electricity transmission assets to compensate AOM expenses shall be reviewed accordingly. CREG published a study about AOM expenses in January of 2007 (Circular No. 002).
- *Land:* CREG shall review typical areas relating each construction unit at substations, as well as pre-construction and adequacy costs relating these areas. The percentage currently applied on the land cadastre value to compensate such costs, shall be reviewed. CREG Resolution 007/2005 is silent as to the basis for such review.
- *Penalties on Non-Availability:* CREG shall review the availability standards of electricity transmission assets, based on historic availability data relating the STN, statistics from the industry (international data included) and new software available.
- *Productivity Factor:* CREG Resolution 007/2005 provides that the new structure Regulated Revenues should include a productivity factor aimed at sharing profits from the electricity transmission companies' expected productivity, with the end-users. This productivity factor shall be expressed as the percentage to be subtracted from the electricity transmission companies' annual revenues. This factor shall be established by CREG based on the analysis on productivity of electricity transmission companies in Colombia, prepared by EAFIT This analysis considers that a 0.36% productivity factor would suffice to achieve the pursued goal of sharing profits from the electricity transmission companies' productivity, with the end-users.

We expect that the outcomes from the Ongoing Tariff Review should entail changes on our structure of Regulated Revenues including, among others: a re-calculation of the compensation we shall receive by making our electricity transmission assets available to the STN, a reviewed analysis on our electricity transmission costs; possible modifications to our service quality standards and scheme of penalties; and, finally, a review of our assets base and rate of return. Although we expect that the new structure of Regulated Revenues should be grounded on technical, independent and objective criteria to reflect the current structure of costs among companies in our industry, outcomes from the Ongoing Tariff Review is rather uncertain in terms of implementation and final outcomes. Consequently, we cannot make an assurance as to the time when the Ongoing Tariff Review will conclude or that the structure Regulated Revenues will cover our costs and compensate inflation and future currency devaluation or that it will afford adequate returns on our assets base. See "Information on risks of the issuer - We are subject to extensive governmental laws and regulations that may affect our business, the results of operations and financial condition"; and CTEEP Appendix.

6 Payment and distribution of Regulated Revenues.

According to CREG Resolution No. 103 of 2000 or CREG 103/2000, since January 1, 2002, use charges relating collection of Regulated Revenues allocated to electricity transmission companies must be paid by electricity traders in proportion to their electricity demand. Pursuant to the contract (*Mandate*) executed by electricity transmission companies and XM, as administrator of the SIC and liquidador of charges for the use of the STN, XM issues debit notes on monthly basis to the electricity traders therein specifying the proportion of Regulated Revenues allocated for payment by those agents and credit notes to the electricity transmission companies therein specifying payments

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that each electricity trader should pay to such companies The total amount of such payments is equivalent to the amount of Regulated Revenues payable to electricity transmission companies.

Each month. XM collects from electricity traders all payments resulting from Regulated Revenues and distributes or allocates the same among electricity transmission companies in proportion to the ownership of electric transmission assets that comprise the STN.

In accordance with the connection contracts entered into with each user of our electricity transmission system, relating connection by those users to our electric transmission system, hereinafter referred to as the Connection Contracts, on monthly basis the electricity transmission companies bill each user of the system the connection by such user to our electricity transmission system.

7. Guarantee System

Payments due to charges utilization charges payable by electricity traders on the use of the STN must be monthly secured by means of any of the instruments listed below: (i) letter of credit issued by a banking institution; (ii) bank guarantee; (iii) in the case of electricity traders that are also electricity distributors, assignment of XM's accounts receivable on occasion of payments to such companies for the use of their distribution network; (iv) monthly prepayments; or (v) weekly prepayments. The amount secured under those instruments is calculated by XM based on the portion of utilization charges paid by each electricity trader with respect to the previous month and adjusted on weekly basis to reflect the actual electricity demand in the relevant month. If an electricity trader fails granting the guarantee instrument within twenty (20) days as specified by XM, XM shall notify the CREG and XM shall be requested to reduce the electricity supply to the concerned trader by means of a regulated procedure named Supply Limitation, thus leading to partial interruption of the service to the electricity end-users

If an electricity trader defaults paying the tariff monthly payments charged to users on their due date, XM may enforce its rights under the guarantee instrument (without need of resorting to judicial proceedings) and shall distribute the proceeds from such rights among the electricity transmission companies that comprise the STN. In addition, if an electricity trader fails paying usage charges and if the guarantee granted is insufficient, then XM is entitled to enforce the promissory notes (after completing the relevant amounts) that the electricity trader delivered to XM when it began negotiations with the SIC.

8. Economic Growth.

Our business consists of transmission of electricity from generation facilities to distribution networks and consumption centers. Our ability to increase our revenues is contingent on the making new investments to expand our transmission capacity because such investments will entitle us to a corresponding increase in our Regulated Revenues. Higher growth rates in the economies of countries where we operate generally result in more manufacturing and industrial demand for electricity, as well as increased demand for electricity from domestic consumers as a result of increased employment and higher income levels often associated with such growth. Electricity regulating agencies from the countries where we operate take these factors into consideration in connection with the preparation of transmission expansion plans.

Amidst economic growth rates of 4.87%, 4.72% and 6.80% in 2004, 2005 and 2006, respectively, in accordance with DANE data concerning GDP growth and energy consumption in Colombia increased to 2 45% in 2004, 4.14% in 2005 and 4.07% in 2006.

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B. OPERATING REVENUES, LAST YEAR'S PERFORMANCE.

1. Presentation and Comparability of Our Consolidated Statement of Results.

Under Colombian GAAP, we used the global integration method to consolidate financial results of companies over which we exercise control as defined in the Commercial Code. When consolidating companies over which we exercise control, the amount of our investment in the companies under our control and the interest in their income (loss) and cash flows are replaced by our proportional interest in the company's assets, liabilities and income (loss) and cash flows. In addition, related party receivables, payables and transactions among members of the consolidated group and companies under our control are eliminated on a pro rata basis pursuant to our ownership interest in those companies. The ownership interest of third-party shareholder in those companies is represented by the minority interest.

The following discussion compares (1) our consolidated results of operations for the period ending on September 30, 2007 with those of the period ending on September 30, 2006, (2) our consolidated results of operations for the year ended December 31, 2006 with those of the year ended December 31, 2005, and (3) our consolidated results of operations for the year ending on December 31, 2005 with those of the year ending on December 31, 2004. The results of operations for the period ending on September 30, 2007 and for the year ending on December 31, 2006 include financial data related to CTEEP, which we began consolidating on September 30, 2006. Following the acquisition of Transmantaro on December 12, 2006, we ercorded such investment on our Audited Financial Statements as of December 31, 2006 under the cost method. Under the Colombian GAAP, as from March 2007 we began consolidating the financial results of Transmantaro by using the global integration method. Furthermore, in connection with our consolidation in CTEEP financial statements, we have reclassified CTEEP's rights and interest in our Financial Statements with respect to its concession contract entered into with ANEEL on June 20, 2001 (recorded as "property, plant and equipment" under CTEEP financial statements), and given such reclassification, those concession rights have been recorded as intangible assets Consequently, amounts recorded as property, plant and equipment in our consolidated balance-sheet as of December 31, 2006 and September 30, 2007, exclude Col$3.96 and Col$4.49 billion, respectively, in CTEEP fixed assets and CTEEP depreciation expenses relating such assets shall contionue to be recorded in our Financial Statements as amortization of intangible assets throughout the remaining term of CTEEP's concession rights under the cited contract. See Notes 3.11 and 3.18 to our Audited Financial Statements. As a result of those factors some relevant aspects as of the closing of September 30, 2007, are not fully comparable with the closing as of September 2006, and the year ending on December 31, 2006 is not fully comparable with the year ending on December 31, 2005.

Amounts reported in Bolivian pesos, Brazilian reais and Peruvian soles are converted into Colombian pesos by using the exchange rate methodology provided in Rule 21 of the International Accounting Standards, or IAS 21, and in Rule 52 of the Financial Accounting Standards Bureau, or FASB 52. Pursuant to this methodology for currency conversion, the financial results of our subsidiaries in Brazil, where by the beginning of year 2007 Brazilian reais are the functional currency, are converted into a Colombian pesos as follows: (i) monetary and non-monetary assets and liabilities are converted at the exchange rate in force on the date of the relevant balance-sheet, (ii) the shareholders' capital interest is converted at the exchange rate in force by the time when the capital contribution or retained profits took place, (iii) revenues and expenses are converted at average exchange rates in force in the relevant fiscal period, and (iv) the effects from conversion into Colombian pesos are included under the shareholders' equity. Financial results of our subsidiaries in Peru and Bolivia must be converted into U.S. dollars prior to their conversion into Colombian pesos. Conversion of Bolivian pesos and Peruvian soles into U.S. dollars is made as follows: (i) monetary assets and liabilities are converted at the exchange rate in force on the date of the relevant balance-sheet, (ii) non-monetary assets and liabilities are converted at the exchange

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rate in force by the time of the relevant purchase or accrual, (iii) revenues and expenses are converted on monthly basis, at average exchange rates in force during the relevant fiscal period, except non-monetary assets consumed during this period, which are converted at exchange rates in force by the time when the relevant assets were acquired, (iv) the conversion effects are included in the determination of the shareholders' equity in the relevant fiscal period, under the item "Exchange difference due to conversion". Following conversion into U.S. dollars of our Bolivian and Peruvian subsidiaries financial results, their conversion into Colombian pesos is effected through the rules described-above for conversion of our Brazilian subsidiaries' financial results into Colombian pesos.

2. Principal Line Items.

Our Financial Statements have been presented in accordance with Colombian GAAP and the accounting principles and methodologies established by the SSPD and the CGN. Following is a description of the principal line items relating our consolidated statements of results:

Operating Revenues

Operating revenues consist of revenues received for the rendering of services which are part of our corporate purpose and include the following items:

- *Energy Transmission Services.* This item refers to (i) Usage Charges received by us on account of our regulated revenues, (ii) the permitted annual revenue received by CTEEP in Brazil, and (iii) the Regulated Revenues received by ISA Peru, REP, Transmantaro and ISA Bolivia, in each case, in consideration for making available our and our consolidate subsidiaries' electricity transmission system to users of our electricity transmission systems.
- *Connection Charges.* This item refers to payments for our connection services provided by us, which consist of providing generators, regional transmission companies, local distribution companies and Unregulated Customers with a physical connection to the STN, as well as the construction of electricity transmission lines and substations necessary for such connection to be made
- *Dispatch and Coordination CND (Centro Nacional de Despacho).* This item refers to payments received by XM in consideration for the supervision and coordination of the dispatch of electricity from the generators to the purchasers of such electricity
- *Administration Services of the Wholesaler Energy Market (STN-SIC).* This item refers to payments received by XM in consideration for the administration of the SIC and the collection of usage charges and charges for the use of the STR from commercialization agents, and the allocation of usage charges and charges for the use of the STR among electricity transmission companies and electricity distribution companies, respectively.
- *Telecommunications.* This item refers to revenues received by Flycom and Internexa for the provision of telecommunication services.
- *Other Operating Revenue.* This item refers to payments for services ancillary to electricity transmission that we and our subsidiaries provide in the countries in which we operate, including maintenance and operation of third-party-owned electricity transmission assets, and the preparation of feasibility studies related to the development of new electricity transmission infrastructure and the improved operation of electricity transmission lines.

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Operating Costs and Expenses

Operating costs and expenses consist of the following items:

- *Operating costs*. This item refers to costs and expenses related to the operation and maintenance of our and our subsidiaries' electricity transmission assets and with the provision of telecommunication services, including personnel expenses, depreciation, amortization, insurance. See Note 21 of our Audited Financial Statements.
- *Administrative Expenses*. This item refers to our and our consolidated subsidiaries' selling and administrative expenses and maintenance and operating costs and expenses not directly related to the provision of electricity transmission services; including materials, taxes, depreciation, amortization, personnel and other expenses not directly related to the provision of electricity transmission services.

Operating income

Operating income consists of operating income of us and our consolidated subsidiaries.

Non-Operating Income (Expenses)

Non-operating income (expenses) consists of the following items:

- Non-Operating Income. This item refers to income derived from services that are not directly related to our corporate purpose and from extraordinary items, and includes:
  - *Financial revenues*: revenues derived from interest received by us and our consolidated subsidiaries with respect to accounts payable and inter-company loans.
  - *Other revenues*. revenues derived from interest, gains on exchange of foreign currency and extraordinary items.
- *Non-Operating Expenses*. This item refers to expenses that are not directly related to the conduct of our business as contemplated by our corporate purpose, and includes
  - *Financial expenses*: interest, commissions and other costs incurred in connection with financing transactions.
  - *Extraordinary expenses*: one-time charges and other non-recurring expenses that are not incurred as a result of the operation of our business.

Non-Operating Profit (Loss)

Non-operating profit (loss) is non-operating income minus non-operating expenses.

Income before Provision for Income Tax

Income before provision for income tax is the sum of our operating income and our non-operating profit (loss).

Provision for Income Tax

The laws applicable to us and our subsidiaries in Colombia provide that taxable income is subject to a 34% income tax rate. Effective in 2008, the income tax rate shall be reduced to 33%.

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Income before minority interests

Income before minority interests refers to our and our consolidated subsidiaries after-tax income before giving effect to the minority interest held by third-party shareholders of our consolidated subsidiaries

Minority Interests

This line represents the portion of our and our consolidated subsidiaries' income allocated to shareholders of our consolidated subsidiaries that own less than 50% of the voting stock of such companies.

Net Income

This line refers to net income of us and our consolidated subsidiaries after deduction of minority interest. Under the Colombian GAAP, net income is calculated on the basis of accrual. See "Information relating risks of the issuer - Under the Colombian law, our Bylaws and the declaration of our controlling shareholder, we may be required to pay dividends, even if no sufficient cash is available to make such payments".

Net Income per Share

Net income per share is calculated using the weighted average of the outstanding shares of our capital stock during a given year. In 2006 such average corresponded to 961.956,080 and in 2005, to 960,341,683.

3. Consolidaded statements of results.

Period ending on September 30, 2007, compared to the period ending on September 30, 2006

We had a net income of ColS179.85 billion for the period ending on September 30, 2007, a 1.67% decrease compared to ColS182.90 billion for the same period in 2006. This decrease was mainly due to increasing losses for ColS270.89 billion generated by ISA Capital due to financial expenses relating the funding required for acquisition of CTEEP and amortization of the commercial credit under such purchase and the increasing income of CTEEP for ColS236.73 billion mainly generated by extraordinary revenues of CETEMEQ and costs and expenses optimization by PDV and $ 39.00 billion income increases by ISA Parent Company generated due to exchange differences relating indebtedness and CGN regulating changes.

The table below summarizes our consolidated results of operations for the period ending on September 30, 2007 and 2006:

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	Period Ending on September 30,		
	2007	2006	Percentage Change
	(in millions of Colombian pesos, except for net income per share, which is in pesos)		
OPERATING REVENUES			
Energy transmission services	1,823,446	1,721,184	5.94%
Connection charges	167,876	174,453	-3 77%
Dispatch and coordination CND (*Centro Nacional de Despacho*)	21,543	22,191	-2.92%
Administration services of the wholesaler energy (STN-SIC)	18,331	16,881	8.59%
Telecommunications	77,772	79,307	-1.94%
Other operating revenues	7,122	7,012	1.57%
	2,116,090	**2,021,028**	**4.70%**
OPERATING COSTS AND EXPENSES			
Operating costs	593,752	635,173	-6.52%
Administrative expenses	527,618	988,867	-46.64%
	1,121,370	1,624,040	-30.95%
OPERATING INCOME	**994,720**	**396,988**	**150.57%**
NON-OPERATING INCOME (EXPENSES)			
Non-Operating Income	836,039	345,480	141.99%
Non-Operating Expenses	(878,697)	(380,687)	130.82%
NON-OPERATING PROFIT (LOSS)	**(42,658)**	**(35,207)**	**21.16%**
Income before provision for income tax	952,062	361,781	163.16%
Provision for income tax	(369,335)	(180,198)	104.96%

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Income before minority interests	**582,727**	**181,583**	**220.91%**
Minority Interests	402,877	(1,317)	-30690.51%
NET INCOME	**179,850**	**182,900**	**-1.67%**
NET INCOME PER SHARE	176	190	-7.35%

Year ended December 31, 2006 compared to the year Ending on December 31. 2005

We had to Col$150.469 million net income for the year ending on December 31, 2006, accounting for a decrease of 24.86% compared to Col$200.258 million for the year ending on December 31, 2005. This decrease was mainly the result of the consolidation of CTEEP financial statements from September and up to December 31, 2006, following the acquisition of our 21.00% interest in CTEEP and CTEEP's acknowledgement of charges for Col$501,305 million in the last quarter of 2006 as a result of the implementation of its voluntary retirement program Consolidation of CTEEP financial statements led to a decrease of Col$ 23.67 billion, or 47.55% decrease in our net income for the year ending on December 31, 2006, compared to the year ending on December 31, 2005.

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The table below summarizes our consolidated results of operations for the years ended on December 31, 2006 and 2005:

	Year Ending on December 31,		
	2005	2006	Percentage Change
	(in millions of Colombian pesos, except for net income per share, which is in Colombian pesos)		
OPERATING REVENUES			
Energy transmission services	846,350	1,678,272	98%
Connection charges	102,405	172,474	68%
Dispatch and coordination CND (*Centro Nacional de Despacho*)	24,789	29,618	19%
Administration services of the wholesaler energy (STN-SIC)	21,633	25,133	16%
Telecommunications	70,630	101,535	44%
Other operating revenues	10,688	9,290	(13)%
	1,076,495	**2,016,322**	**87%**
OPERATING COSTS AND EXPENSES			
Operating costs	(374,871)	(688,361)	84%
Administrative expenses	(213,557)	(989,397)	363%
	(588,428)	**(1,677,758,)**	**185%**
OPERATING INCOME	**488,067**	**338,564**	**(31)%**
NON-OPERATING INCOME (EXPENSES)			
Non-Operating Income	170,204	444,843	161%
Non-Operating Expenses	(365,868)	(612,457)	67%
NON-OPERATING LOSS	**(195,664)**	**(167,614)**	**(14)%**
Income before provision for income tax	292,403	170,950	(42)%
Provision for income tax	(69,475)	(63,665)	(8)%
Income before minority interests	**222,928**	**107,285**	**(52)%**
Minority Interests	(22,670)	43,184	(290)%

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NET INCOME	200,258	150,469	(25)%
NET INCOME PER SHARE	209	156	(25)%

Year ended December 31, 2005 compared to the year ending on December 31, 2004

Our net income for the year ending on December 31. 2005 was Col$200,258 million. accounting for an increase of 41 35% compared to Col$141.676 million for the year ending on December 31, 2004. This increase was mainly the result of (i) our reversal of provisions as a result of changes in the actuarial adjustments required under Colombian law with respect to our pension liabilities, (ii) the recovery of income taxes assessed in 2004. (ii) reduction of our income tax provisions in view of a special tax deduction for investments in productive assets by us and our subsidiaries in Colombia, and (iv) changes on the reference currency used by our subsidiaries in Peru for the purposes of accounting Peruvian soles into U.S. dollars.

The table below summarizes our results of operations for the years ended on December 31, 2005 and 2004:

	Year Ending on December 31,		
	2004	2005	Percentage Change
	(in millions of Colombian pesos, except net income per share, which is in Colombian pesos)		
OPERATING REVENUES			
Energy transmission services	840,780	846,350	1%
Connection charges	95,167	102,405	8%
Dispatch and coordination CND (*Centro Nacional de Despacho*)	22,627	24.789	10%
Administration services of the wholesaler energy (STN-SIC)	32,377	21.633	(33)%
Telecommunications	64,364	70,630	10%
Other operating revenues	17,266	10.688	(38)%
	1,072,581	1,076,495	0%
OPERATING COSTS AND EXPENSES			
Operating costs	(314,600)	(374,871)	19%
Administrative expenses	(261,187)	(213,557)	(18)%
	(575,787)	(588,428)	2%

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OPERATING INCOME	496,794	488.067	(2)%
NON-OPERATING INCOME (EXPENSES)			
Non-operating income	150,834	170,204	13%
Non-operating expenses	(397,220)	(365,868)	(8)%
NON-OPERATING LOSS	(246,386)	(195,664)	(21)%
Income before provision for income tax	250,408	292,403	17%
Provision for income tax	(103,554)	(69,475)	(33)%
Income before minority interests	146,854	222,928	52%
Minority Interests	(5,178)	(22,670)	338%
NET INCOME	141,676	200,258	41%
NET INCOME PER SHARE	148	209	41%

C. SIGNIFICANT CHANGES ON SALES, SELLING COSTS, OPERATION EXPENSES, INTEGRAL FUNDING COSTS, TAXES AND NET INCOME (CONSOLIDATED FIGURES).

1. Period ending on September 30, 2007, compared to and closing on September 30, 2006.

1.1. Operating revenues

Operating revenues for the period ending on September 30, 2007 were Col$ 2,116,089 million, a 4.70% increase over operating income of Col$ 2,021,028 million for the same period in 2006. This increase was mainly the result of the consolidation of Transmantaro financial statements which accounted for 45.97% over such increase, higher revenues by ISA parent company due to the coming into operation of projects UPME 1 and UPME 2 which accounted for 32.05% over such increase and higher revenues by CTEEP which accounted for 15.18% over the increase, mainly generated from the conversion process.

Energy Transmission Services

Revenues derived from our electricity transmission services for the period ending on September 30, 2007 represented 86.17% of our operating revenues, totalling Col$ 1,823,446 million, a 5.94% increase compared to Col$ 1,721,183 million for the same period in 2006. This increase was mainly the result of the consolidation of Transmantaro financial statements which accounted for 42.73% over such increase, higher revenues by ISA Parent Company representing 31.28 % over the

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increase, due to the coming into operation of UPME 1 and UPME 2 and higher revenues generated by CTEEP representing 22.19% of such increase, mainly generated from the conversion process.

Connection Charges

Revenues derived from our connection charges for the period ending on September 30, 2007 represented 7 93% of our operating income. totalling Col$167,876 million, a 3 77% decrease compared to Col$174,453 million for the same period in 2006. This decrease was mainly due to lesser revenues for such concept in CTEEP

Dispatch and Coordination CND (Centro Nacional de Despacho)

Revenues derived from our dispatch and coordination services in the CND (*Centro Nacional de Despacho*) for the period ending on September 30. 2007 represented 1.02% of our operating income, totalling Col$21,543 million. a 2.92% decrease compared to Col$22,191 million for the same period in 2006. This reduction reflected a decrease in dispatch and coordination charges included in XM's operating budget for the period. as approved by CREG.

Administration Services of the Wholesaler Energy Market –MEM- (STN-SIC)

Revenues derived from our administration services of the MEM (STN-SIC) for the period ending on September 30. 2007 represented 0.87% of our operating income. totalling Col$ 18,331millones, a 8.59% increase compared to Col$16,881 for the same period in 2006. This increase reflected an increase in the charges included by XM in its annual budget. as approved by CREG.

Telecommunications

Revenues derived from our telecommunication services for the period ending on September 30. 2007 represented 3.68% of our operating income, totalling Col$77,772 million. a 1.94% reduction compared to Col$79,307 million for the same period in 2006. This increase was the result of fewer telecommunications contracts entered into by Internexa and the increase on Flycom's revenues associated to new customers.

Other Operating Revenues

Other operating income for the period ending on September 30, 2007 represented 0.34% of our operating income, totalling Col$7,121 million, a 1.55% increase compared to Col$7,012 million for the same period in 2006. This variation reflected an increase on technical services and consultancy agreements.

1.2. Operating Costs and Expenses

Operating costs and expenses for the period ending on September 30, 2007 were Col$1,121,369 million, a 30.95% reduction compared to Col$1,624,040 million for the same period in 2006. This variation was mainly due to the factors described below.

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Operating Costs

Our operating costs for the period ending on September 30, 2007 were Col$ 593,751 million, a 6.52% decrease compared to Col$ 635,173 million for the same period in 2006. Decrease of Col$41.42 billion on our operating costs was mainly due to contributions over CTEEP's operating income, which were reclassified in 2007 as lesser revenue value.

Administrative expenses

Our administrative expenses for the period ending on September 30, 2007 were Col$527,618 million, a 46.64% decrease compared to Col$ 988,867 million for the same period in 2006. This decrease is mainly due to the fact that the precedent year included a provision for PDV amounting to $265,107 and the inclusion of one single line in the operating results relating closing of CTEEP accounts for the first semester of 2007, amounting to $214,480, given that this company was acquired on June 28, 2006

1.3. Operating income.

Operative income for the period ending on September 30, 2007 was Col$994,720 million, a 150.57% increase compared to the Col$396,988 million operative income for the same period in 2006, as a result of the factors described above.

1.4. Non-Operating Income (Expenses).

Non-Operating Income

Non-Operating income for the period ending on September 30, 2007 totaled Col$ 836,039 million, a 141.99% increase compared to Col$ 345,480 million for the same period in 2006. This increase reflected (i) an increase on CTEEP's Non-Operating revenues accounting for Col$273.78 billion or 55.81% of the cited increase, mainly related to the settlement of the dispute with Electropaulo which generated Non-Operating income amounting to R $153.3 million (equivalent to $168 90 billion); and (ii) an increase on ISA Capital's Non-Operating income amounting to Col$ 267.89 billion or 54.61% over such increase, mainly related to gains resulting from exchange differences over the debt.

Non-operating expenses

Non-Operating expenses for the period ending on September 30, 2007 totaled Col$878,697 million, a 130.82% increase compared to Col$380,688 million for the same period in 2006. This increase reflected (i) the increase on ISA Capital's interest expenses, relating funding agreements entered into for the acquisition of a 37.46% interest in CTEEP, accounting for Col$ 462 77 billion or 92.92% over such increase, and (ii) the increase on CTEEP's Non-Operating expenses, accounting for Col$136.22 billion or 27..35% over such increase mainly related to assets write off.

It is worth emphasizing that vis-à-vis non-operating results, during 2007 we had a lesser value relating expenses due to exchange differences in investments made abroad, generated by new changes on the CGN procedures, which according to the regime are charged to equity while the investment is pending

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1.5. Non-operating profits (loss)

For the period ending on September 30, 2007 we had non-operating losses totalling Col$42,66 billion, which reflects a 21.16% increase over the Col$35.21 billion non-operating losses for the same period in 2006. This increase was mainly the result of factors described above under "Non-Operating Income" and "Non-operating Expenses".

Income before provision for income tax and minority interest

Income before provision for income tax and minority interest for the period ending on September 30, 2007 totalled Col$952.06 billion, a 163.16% increase compared to Col$361.78 billion for the same period in 2006. This increase was mainly due to CTEEP's contribution of Col$ 792,54 billion or 134.26% over such increase.

Provision for income tax

Provision for income tax in the period ending on September 30, 2007 totalled Col$369.34 billion. a 104.96% increase compared to Col$180.20 billion for the same period in 2006. This increase was mainly due to CTEEP. thus explaining the Col$146,604 billion or 77 51% over such increase, associated to the higher tax accrued on the negotiation with CETEMEQ and the transfer of fiscal benefits relating Juros.

Income before minority interests

Income before minority interest for the period ending on September 30, 2007 totalled Col$582.73 billion, a 220 91% increase compared to Col$181.58 billion for the same period in 2006, due to the above-stated factors.

1.6. Minority Interests.

Minority interests for the period ending on September 30, 2007 totalled Col$402.88 billion, an increase of $404.19 compared to Col$1.317 billion for the same period in 2006. This increase reflected the consolidation of our initial interest of 21.00% in CTEEP, which interest in year 2006 produced losses as a consequence of the PDV provision; this interest was subsequently increased to 37.46%.

1.7. Net Income

Net income for the period ending on September 30, 2007 was Col$179.85 billion, a 1.67% decrease over the Col$182,90 billion net income for the same period in 2006, due to the factors discussed above.

1 8 Net Income per Share

Net Income per Share for the period ending on September 30, 2007 was Col$176 1 a 7.35% decrease over the ColS190 net income per share for the same period in 2006, due to the factors discussed above.

2. Year ended December 31, 2006 compared to the year ending on December 31, 2005.

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2.1. Operating revenues

Operating revenues for the year ending on December 31, 2006 were Col$2,016.32 billion, a 87.30% increase over Col$1,076 50 billion operating income for the year ending on December 31, 2005. This increase was mainly the result of the consolidation of CTEEP financial statements, following the acquisition of a 21 00% interest in CTEEP in the second semester of 2006. The consolidation of CTEEP financial statements repersented operating income for Col$ 854,427 million in 2006, that is, 90.91% of the increase over our operating income during such period

Energy transmission services

Revenues derived from our electricity transmission services for the year ending on December 31, 2006 represented 83.23% of our operating income, totalling Col$1,678 27 billion, a 98.30% increase compared to Col$846.350 million for the year ending on December 31, 2005. This increase reflected the consolidation of CTEEP Financial Statements following the acquisition of our 21.00% interest in CTEEP in the second semester of 2006. The consolidation of CTEEP financial statements repersented revenues from electricity transmission services accounting for Col$780.90 billion in 2006, that is, 93.87% over the increase of revenues from electricity transmission services during such period.

Connection charges

Revenues derived from our connection charges for the year ending on December 31, 2006 represented 8.55% of our operating income, totalling Col$172,474 million, lo que significa un increase ofl 68.42% compared to Col$102,405 million for the year ending on December 31, 2005. This increase was the result of new connection contracts entered into in the second semester of 2006, the consolidation of CTEEP financial statements following acquisition of a 21.00% interest in such company in the second semester of 2006. Consolidation of CTEEP financial statements accounted for connection charges in the amount of Col$64 83 billion, that is, 92.52% over the increase on revenues derived from connection charges during such period.

Dispatch and coordination CND (Centro Nacional de Despacho)

Revenues derived from our dispatch and coordination services of the CND (*Centro Nacional de Despacho*) for the year ending on December 31, 2006 represented 1.47% of our operating income, totalling Col$29,618 million, a 19 48% increase compared to Col$24,789 million for the year ending on December 31, 2005. This increase reflected an increase on charges relating dispatch and coordination included in XM's operating budget for the period, as approved by CREG.

Administration services of the Wholesaler Energy Market -MEM- (STN-SIC)

Revenues derived from our administration services of the MEM (STN-SIC) for the year ending on December 31, 2006 represented 1.25% of our operating income, totalling Col$25,133 million, lthat is, a 16.18% increase compared to Col$21,633 million for the year ending on December 31, 2005. This increase reflected the increase on dispatch and coordination charges included in XM's operating budget for the period, as approved by CREG.

Telecommunications

Revenues derived from our telecommunication services for the year ending on December 31, 2006 represented 5.04% of our operating income, totalling Col$101,535 million, that reflect a 43 76%

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increase compared to Col$70,630 million for the year ending on December 31, 2005. This increase was mainly due to new telecommunication agreements entered into by Internexa and the consolidation of CTEEP financial statements accounting for Col$6.48 billion or 20.98% over such increase

Other operating income

Other operating income for the year ending on December 31, 2006 accounted for 0.46% of our operating income, totalling Col$9.290 million that reflect a 13.09% decrease compared to Col$10.688 million for the year ending on December 31, 2005. This decrease was the result of a reduction of our revenues relating project management and other ancillary services, following our decision to focus our efforts on the search for projects generating greater returns.

2.2. Operating Costs and Expenses.

Operating costs and expenses for the year ending on December 31, 2006 were Col$1,677.76 billion, a 185.13% increase compared to Col$588,428 million for the year ending on December 31, 2005. This increase was mainly due to the factors set forth below.

Operating costs

Our operating costs for the year ending on December 31, 2006 were Col$688,361 million, a 83.63% increase compared to Col$374,871 million for the year ending on December 31, 2005. The consolidation of CTEEP financial statements following acquisition of a 21.00% interest in such company in the second semester of 2006 represented Col$290.99 billion, that is, 92.82% over such increase.

Administrative expenses

Our administrative expenses for the year ending on December 31, 2006 were Col$989,397 million, a 363.29% increase compared to Col$213,557 million for the year ending on December 31, 2005. This increase was mainly due to the consolidation of CTEEP financial statements following the acquisition of a 21.00% interest in CTEEP in the second semester of 2006, which accounted for Col$725.44 billion or 93.5% over such increase; and the increase relating administrative expenses due to (i) charges relating CTEEP's voluntary retirement program for the amount of Col$501,305 million in the last quarter of 2006, and (ii) amortization by ISA Capital of the commercial credit required for acquisition of our 21.00% interest in CTEEP, which accounted for 4.75% over such increase.

2.3. Operating income

Operating income for the year ending on December 31, 2006 was Col$338,564 million, a 30.63% reduction compared to the Col$488,067 million operating income for the year ending on December 31, 2005, due to the factors stated above.

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2.4. Non-Operating Income (Expenses)

Non-Operating Income

Non-Operating income for the year ending on December 31, 2006 totaled Col$444,843 million, a 161.36% increase compared to Col$170,204 million for the year ending on December 31, 2005. This increase reflected the consolidation of CTEEP financial statements following the acquisition of our 21.00% interest in CTEEP in the second semester of 2006, which accounted for 49.02% over such increase, which included the effects from CTEEP tax credits resulting from changes on the applicable PIS and COFINS rates, and the acknowledgement of a related tax credit in the amount of Col$134.62 billion. See Note 23 to our Audited Financial Statements.

Non-Operating Expenses

Non-Operating expenses for the year ending on December 31, 2006 totaled Col$612,457 million, a 67.40% increase compared to Col$365,868 million for the year ending on December 31, 2005. This increase reflected (i) consolidation of CTEEP financial statements following the acquisition of a 21.00% interest in CTEEP in the second semester of 2006, and (ii) increase on interest expenses resulting from new funding agreements entered into by us and ISA Capital to fund the acquisition of a 21.00% interest in CTEEP, and by us to fund the acquisition of our 60% interest in Transmantaro

2.5. Non-operating losses

In year ending on December 31, 2006 we had Non-Operating losses that totaled Col$167,614 million, a 14.34% reduction over our Col$195,664 million Non-Operating losses for the year ending on December 31, 2005 This reduction was mainly the result of factors stated under "Non-Operating Income" and "Non-Operating Expenses".

Income before provision for income tax

Income before provision for income tax for the year ending on December 31, 2006 totalled Col$170,950 million, a 41.54% reduction compared to Col$292,403 million for the year ending on December 31, 2005, due to the above-stated reasons

Provision for income tax

Provision para el income tax for the year ending on December 31, 2006 totalled Col$63.665 million, a 8.36% reduction compared to Col$69,475 million for the year ending on December 31, 2005. This reduction reflects the special deduction especial to which we were entitled as a result of our investments on productive fixed assets in Colombia.

Income before minority interests

Income before minority interest for the year ending on December 31, 2006 totaled Col$107,285 million, a 51.87% reduction compared to Col$222,928 million for the year ending on December 31, 2005, due to the above-stated reasons.

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2.6. Minority Interests.

Minority interest for the year ending on December 31, 2006 was Col$43.184 million compared to net losses for Col$22,670 million in the year ending on December 31, 2005. This mainly due to the consolidation of CTEEP financial statements, accounting for 96.32% over such increase, and the resulting minority interest increase relating the 78.99% interest in CTEEP owned by third parties, and the effects from such net losses incurred by CTEEP in the second semester of 2006 concerning implementation of its voluntary retirement program

2.7 Net Income

Net income for the year ending on December 31, 2006 was Col$150,469 million, a 24.86% reduction over the Col$200,258 million net income for the year ending on December 31, 2005, due to the above-discussed factors.

2.8. Net Income per Share

Net Income per Share for the year ending on December 31, 2006 was Col$156, a 25.36% reduction over the Col$209 net income per share for the year ending on December 31, 2005.

3. Year ended December 31, 2005 compared to the year ending on December 31, 2004.

3.1. Operating revenues

Operating revenues for the year ending on December 31, 2005 were Col$1,076.50 billion, a 0.36% increase over the Col$1,072.58 billion operating income for the year ending on December 31, 2004. This increase was mainly due to adjustments on our Regulated Revenues to take into account changes on the IPP, which were partially setoff against the reduction of revenues derived from services to the MEM and project management and other ancillary services.

Energy transmission services

Revenues derived from our electricity transmission services for the year ending on December 31, 2005 represented 78.62% of our operating income, totalling Col$846,350 million, a 0.66% increase compared to Col$840,780 million for the year ending on December 31, 2004 This increase was mainly due to the adjustment on our Regulated Revenues to take into account changes on the IPP

Connection charges

Revenues derived from our services de connection charges for the year ending on December 31, 2005 represented 9.51% of our operating income, totalling Col$102,405 million, that is, a 7 61% increase compared to Col$95,167 million for the year ending on December 31, 2004. This increase was the result of new connection contracts entered into by us.

Dispatch and coordination CND (Centro Nacional de Despacho)

Revenues derived from our dispatch and coordination services of the CND (*Centro Nacional de Despacho*) for the year ending on December 31, 2005 represented 2.3% of our operating income,

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totalling Col$24,789 million, that is, a 9.55% increase compared to Col$22,627 million for the year ending on December 31, 2004. This increase reflected an increase on dispatch and coordination charges included in the period operating budget, as approved by CREG for this type of services.

Administration Services of the Wholesaler Energy Market -MEM- (STN-SIC)

Revenues derived from our administration services of the MEM (STN-SIC) for the year ending on December 31, 2005 represented 2.01% of our operating income, totalling Col$21,633 million, that is, a 33.18% reduction compared to Col$32,377 million for the year ending on December 31, 2004. This reduction reflected a decrease on administration charges included in the period budget, as approved by CREG.

Telecommunications

Revenues derived from our services de telecomunicación for the year ending on December 31, 2005 represented 6.56% of our operating income, totalling Col$70,630 million, that is, a 9.74% increase compared to Col$64,364 million for the year ending on December 31, 2004. This increase reflected an increase on telecommunication revenues resulting from new contracts entered into by Internexa

Other operating income

Other operating income for the year ending on December 31, 2005 represented 0.99% of our operating income, totalling Col$10,688 million, that is, a 38.10% decrease compared to Col$17,266 million for the year ending on December 31, 2004. This decrease reflected a reduction on our revenues from project management and other ancillary services.

3.2. Operating Costs and Expenses

Operating costs and expenses for the year ending on December 31, 2005 were Col$588,428 million, a 2.20% increase compared to Col$575,787 million for the year ending on December 31, 2004 This increase was mainly due to the factors set forth below

Operating costs

Our operating costs for the year ending on December 31, 2005 were Col$374,871 million, a 19.16% increase compared to Col$314,600 million for the year ending on December 31, 2004. This increase was mainly the result of (i) the effects of inflation, (ii) the effects from changes on the method for conversion of amounts denominated in Peruvian soles under REP and ISA Peru financial statements, (iii) incremental expenses related to the commencement of commercial operation of ISA Bolivia's electricity transmission lines, (iv) an increase in amortization expenses related to a change in the amortization method used by Internexa, and (v) the reclassification of certain charges formerly accounted as administrative expenses, under our operating costs.

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Administrative expenses

Our administrative expenses for the year ending on December 31, 2005 were Col$213.557 million, a 18.24% reduction compared to Col$261,187 million for the year ending on December 31, 2004. This decrease was mainly due to the reduction of the item relating uncollectibles the reclassification of certain charges formerly accounted as administrative expenses, under our operating costs.

3.3. Operating income

Operative income for the year ending on December 31, 2005 was Col$488,067 million, a 1.76% reduction over the Col$496,794 million operating income for the year ending on December 31, 2004, due to the factors stated above.

3.4. Non-Operating Income (Expenses)

Non-Operating Income

Non-Operating income for the year ending on December 31, 2005 totaled Col$170,204 million, a 12.84% increase compared to Col$150.834 million for the year ending on December 31, 2004. This increase reflected (i) a reversal of provisions recorded in previous fiscal years, (ii) changes in actuarial adjustments of our pension liabilities resulting from a regulatory change affecting our pension obligations.

Non-Operating Expenses

Los expenses Non-Operating for the year ending on December 31, 2005 totaled Col$365,868 million, a 7.89% reduction compared to Col$397,220 million for the year ending on December 31, 2004..This decrease reflected (i) a reduction in interest expense resulting from the repayment of a portion of our indebtedness and (ii) the effects of currency exchange variations.

3.5. Non-operating profits (loss)

For the year ending on December 31, 2005 we had Non-Operating losses that totaled Col$195,664 million, a 20.59% reduction compared to the Col$246,386 million Non-Operating losses for the year ending on December 31, 2004. This reduction was mainly the result of factors previously stated under "Non-Operating Income" and "Non-Operating Expenses"

Income before provision for income tax

Income before provision for income tax for the year ending on December 31, 2005 totalled Col$292,403 million, a 16.77% increase compared to Col$250,408 million for the year ending on December 31, 2004, due to the reasons stated above.

Provision for income tax

Provision for income tax for the year ending on December 31, 2005 totalled Col$69,475 million, I a 32.91% reduction compared to Col$103.554 million for the year ending on December 31, 2004. This decrease reflected (i) the effects of a special tax deduction permitted under Colombian law with respect to our investments in productive assets, and (ii) the deferral of taxes resulting from inflation adjustments.

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Income before minority interests

Income before minority interest for the year ending on December 31, 2005 totalled Col$222,928 million, a 51.80% increase compared to Col$146,854 million for the year ending on December 31, 2004, due to the reasons stated above

3.6. Minority Interests.

Minority interest for the year ending on December 31, 2005 totalled Col$22,670 million, that is, a 337 81% increase compared to Col$5,178 million for the year ending on December 31, 2004. This increase reflected changes in the currency in which financial results were reported by REP from Peruvian sales to U.S. dollars and the minority shareholders's interest in Transelca and REP, with respect to increases on such companie' net income

3 7. Net Income

Net income for the year ending on December 31, 2005 was Col$200,258 million, a 41.35% increase compared to the Col$141,676 million net income for the year ending on December 31, 2004, due to the reasons stated above.

3.8 Net Income per Share

Net Income per Share for the year ending on December 31, 2005 was Col$209, a 41.22% increase compared to the Col$148 net income per share for the year ending on December 31, 2004.

D. PENSION LIABILITIES AND FRINGE BENEFITS PAYABLE.

1. Retirement pensions payable by the issuer

Pursuant to our collective bargaining agreements and individual labor agreements, we are bound to advance retirement pensions to all those workers who meet certain erquirements relating age and length of service. However, the Social Security Institute (ISS) and the Pension Manager Companies have assumed the largest portion of such liability.

The present value of pension liabilities as of December 31, 2005 and 2006, fwas determined by using actuarial surveys in conformity with the applicable regulations and, particularly, with the collective and individual labor agreements now in force (Pact and Agreement). The core estimates used in the actuarial calculation were:

	2006	2005
Actual Interest Rate	4.80%	4.80%
Future increase on pension and salaries	5 34%	6.08%
Number of persons covered under the plan	459	525

As of December 31, 2006, we had 653 (2005: 661) active employees. 118 (2005 138) of which are covered under the pension regime provided in individual labor agreements and collective bargaining agreements, while the remaining 535 (2005: 523) are subject to the regime contemplated in Law 100 of 1993. The actuarial calculation covers active personnel (118), retired personnel (292),

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postmortem allowances or pension substitution (34), quotas payable by ISA (12) and contingent personnel, and retired personnel who has provided services for 20 years or more (3).

As of December 31. 2006 84.21% (2005: 83.28%) of the projected liabioities has been amortized: increase on the amortization percentage was 0 93% as provided in Decree 051 of 2003, whereby the amortizable percentage of the actuarial calculation as of December 31, 2002 may be allocated on lineal basis until year 2023. Movements on actuarial calculation and deferred liabilities, as of December 31, 2006, are as follows (figures in million pesos):

	Projected Liability	Deferred Cost	Net Liability
Balance as of December 31, 2004	**126,078**	**22,254**	**103,824**
Plus actuarial calculation increases	8,371	828	7,543
(-)future pension recovery Draft Law 001/05	(31,990)	(6,784)	(25,206)
Transfer of liabilities to XM Projected obligation	(4,975)	-	(4,975)
Balance as of December 31, 2005	**97,484**	**16,298**	**81,186**
Plus actuarial calculation increases	1,615	(646)	2,261
Balance as of December 31, 2006	**99,099**	**15,652**	**83,447**

Monthly allowances were paid during the year in the amount of Col$10.781 million (2005: Col$10,581 million).

2. Extra-legal benefits granted by the issuer

For the purposes of determining pension liabilities we include extra-legal benefits accorded to pensioners, other than those required by the legal provisions. This practice was adopted as an action of prudence since year 2005, advancing the application of International Accounting Rules (NIC).

In making the relevant calculation, allowances and extra-legal benefits were included for their Col$33,860 million present value, as contemplated under individual labor agreements and collective bargaining agreements to which current and future pensioners are entitled, to wit: education allowances, health allowances (supplemental plans and allowances for health expenses) and pension contributions; assessment and amortization were as follows (in million pesos):

	Total Liability 2006	Total Liability 2005	Total amortized Dec-06	Total amortized Dec-05	Expense
Old age allowance	5,076	6,015	4,275	5,009	(734)
Education allowance	1,479	1,762	1,245	1,468	(223)
Health allowance	27,305	21,202	22,993	17,657	5,336
Total	**33,860**	**28,979**	**28,513**	**24,134**	**4,379**
Amortization percentage			**84.21%**	**83.28%**	

Health allowance liabilities increased 28.8% due to changes on the assessment methodology in conformity with the international rules.

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The methodology for amortization of allowances and benefits is the same used for the amortization of pension liabilities: as of December 31, 2006, allowances and benefits are amortized in near 84.21% (2005: 83.28%), including the 0.93% increase (increase on the amortization percentage according to Decree Nº 051 of 2003) Accounting records are made in accounts separate from the actuarial calculation accounts. Balance pending amortization shall be acknowledged on lineal basis until year 2023, according to the scheme for amortization of pension liabilities applied by the company (See Note 17 of our Unaudited financial statements).

3. Labor liabilities of the issuer

As of December 31, labor liabilities comprised (figures in million pesos):

	2006	2005
Labor liabilities		
Severance and interest	2,525	2,170
Vacation	1,287	1,260
Vacation premium	2,077	2,142
Other	37	13
Total labor liabilities	**5,926**	**5,585**
Less short-term portion	**4,931**	**4,821**
Labor long-term liabilities	**995**	**764**

4. Consolidated figures.

Pursuant to collective bargaining agreements, ourselves and our subsidiaries TRANSELCA S.A. E.S.P. and XM Compañía de Expertos en Mercados S.A. E.S.P. are bound to pay retirement pensions to those workers who meet certain requirements concerning age and length of service. However, the Social Security Institute –ISS– and pension manager companies have assumed the greatest share of this liability.

The present value of pension liabilities as of December 31,I 2006 and 2005 was determined by using actuarial surveys in conformity with the regulations the provisions contained under current collective bargaining agreements (Pact and Agreement) Core estimates to make the actuarial calculation were the following:

Detail	2006			2005		
	ISA	**TRANSELCA**	**XM**	**ISA**	**TRANSELCA**	**XM**
Actual Interest Rate	4.80%	4.80%	4.80%	4.80%	4 80%	4 80%
Future increase on pension and salaries	5.34%	6.0%	5.34%	6.08%	6.08%	6.08%
Number of persons Covered under the plan	459	187	19	525	182	19

As of December 31, 2006, 84.21% (2005: 83.28%) of the projected liability was amortized; the increase on amortization percentage was 0.93% in accordance with Decree Nº 051 of 2003, whereby the amortizable percentage of the actuarial calculation as of December 31, 2002 may be allocated on lineal basis until year 2023.

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Movement of the actuarial calculation and deferred liabilities, as of December 31, is as follows (figures in million pesos):

	Projected Liability	Deferred Cost	Net Liability
Balance as of December 31, 2004	**187,089**	**39,081**	**148,008**
Less decrease in actuarial calculation and pension payments	-7,162	2,817	-9,979
Transfer of liabilities to XM S.A. E.S.P. projected liability	-4,975	-	-4,975
Decrease on deferred costs, Draft Law Nº 001/2005		-4,298	4,298
Decrease on actuarial calculation - Adjustment XM S.A. E.S.P.	-4,489	-1,661	-2,828
Amortization of retirement pensions	-	-9,737	9,737
Pension payments	-17,006	-	-17,006
Balance as of December 31, 2005	**153,457**	**26,202**	**127,255**
Increase on actuarial calculation	**6,679**	**-3,315**	**9,994**
Expense of year pensions			**17,443**
Total pension expenses			**27,437**
Pension payments			**-17,443**
Balance as of December 31, 2006	**160,136**	**22,887**	**137,249**

(See Note 16 of our Audited Financial Statements).

On the other hand, as of December 31 consolidated labor liabilities comprised (figures in million pesos):

	2006	2005
Labor liabilities		
Severance and interest	4,180	6,674
Vacation	18,904	3,577
Extra-legal benefits	11,222	3,136
Other	815	(1,538)
Total labor liabilities	**35,121**	**11,849**
Less long-term share	1,135	869
Short-term labor liabilities	**33,986**	**10,980**

E. EFFECTS FROM INFLATION AND EXCHANGE RATE FLUCTUATION.

Our results of operations and financial condition are by fluctuations on exchange rates and interest rates. However, such results of operations and financial condition are not significantly affected by inflation, due to the adjustment mechanisms to which our Regulated Revenues are subject; this situatiojn occurs considering the high co-relation among IPP performance to which our revenues are indexed and the IPC performance to which some of our expenses are indexed. As of September 30, 2007, from the total of our consolidated indebtedness, Col$3,063.08 billion were

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denominated in foreign currency and Col$1,430.94 billion were denominated in Colombian pesos, adjusted on the basis of changes on the TRM.

Our foreign currency denominated indebtedness decerased on the basis of Colombian pesos in 2004, 2005, 2006 and, in the first nine months of 2007, due to revaluation of the Colombian peso vis-à-vis US Dollar.

To the extent that we incur additional debt with interest rates that are directly influenced by Colombia's monetary policies, increases in prevailing interest rates in Colombia could adversely impact our interest expense and, accordingly, our net revenues (See "Chapter 7 – Information on risks related to the issuer - *A substantial portion of our consolidated revenues is denominated in Colombian pesos, while a substantial portion of our consolidated indebtedness is denominated in U.S. dollars and, therefore, to a large extent we depend on the economic conditions and policies from Colombia*"). We have significant investments in financial instruments and bank deposits with rates that are directly influenced by Colombia's monetary policies. Therefore, increases in prevailing interest rates in Colombia can increase our financial income, thereby offsetting a portion of the increase in our financial expense (See Notes 3.3 and 23 of our Audited Financial Statements as of December 31, 2006).

If we take into account the high co-relation ordinarily existing between the IPP performance indexing our revenues and the IPC performance indexing some of our expenses, it is possible to sustain that such two indexes inflation of does not affect our financial condition and results of operations significantly. Although some of our operating costs increase by reason of inflation, such increases are offset and sometimes counterbalanced against adjustments to our regulated revenues. However, this adjustment may not occur if the co-relation between IPC and IPP ceases to exist, in whole or in part, in the Colombian economy or if any temporary differences arise between the time when we incur in incremental costs and the time when we receive incremental revenues, following the periodic adjustment to our regulated revenues.

The following table shows the rate of inflation in Colombia for the period ending on 30 September 2007, and the years ending on December 31, 2006, 2005 and 2004.

	Closing as of September 30	**Year ended December 31,**		
	2007	**2004**	**2005**	**2006**
Inflation	4.67%	5.50%	4.85%	4.48%

Source: DANE

On the other hand, as of September 30, 2007, we had Col$3,063.08 billion in financial liabilities denominated in foreign currency (mainly U.S. dollars (39.12%% of our total financial liabilities) and Brazilian reais (28.00%% of our total financial liabilities). In addition, near 47.69% of our total assets and 55.19% of our total revenues are denominated in Brazilian reais. Historically, we have not covered our foreign currency exposure and in 2004 and 2005 we sustained exchange net losses for Col$41.80 billion and Col$24.14 billion, respectively, as a consequence of the peso depreciation Colombian during such years

On the other hand, we purchased equipment from foreign suppliers and therefore, we must pay significant amounts each year, in currencies other than Colombian pesos, mainly in U.S. dollars and Euros. Taking account of our current investment plan – that may be reviewed in the future – we

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have considered that near 20% of our capital expenses in 2007 shall be made in US Dollars and Euros. Therefore, exchange rate fluctuations in the countries where we operate shall produce fluctuations on the expenses' local currency value.

As of September 30, 2007, the impact from exchange rate fluctuations led to losses for Col$16,398 million, compared to Col$14,997 million profits in the same period of year 2006.

Hedging instruments.

To properly mitigate effects from the uncertain exchange and interest rate variations upon the company's financial results, we implement a risk hedging strategy, thereby reducing variations on cash flows associated to the debt service.

Relating the impact from IPP variations, the company issues IPC-indexed indebtedness (Notes), thus achieving significant hedging for its results, subject to preservation of the co-relation existing between IPC and IPP.

During 2006 progress was achieved in connection to the Project for Assets and Liabilities Management –GAP– implemented for companies pertaining to the ISA Group; the project allows identification of Earnings at Risk (EaR) and Cash Flow at Risk (CFaR) in a three-year horizon; those risks relate to changes on macroeconomic variables to which the ISA Group companies are exposed in the various countries where these operate. This management tool minimizes exposure to risks relating volatility of ISA and its affiliates macroeconomic variables.

Furthermore, we have handled risks relating exchange rate and interest rate fluctuations through our particitaion in domestic equity markets from Colombia and Peru, and implementing partial hedging for our exposure in US Dollars in Brazil. We believe that this strategy for risk management has improved our structure of indebtedness and the company's risk profile. As of September 30, 2007 we had a forward agreement subject to Brazilian reais-U.S. dollars and Colombian pesos-U.S. dollars exchange rates, for Col$ 47.45 billion and Brazilian reais-U.S. dollars swaps, for Col$1,120.85 billion.

Particularly, on February 12, 2007, ISA Capital entered into swap agreements with ABN Amro Bank N.V. and JPMorgan Securities Inc. affiliates to hedge its US Dollar exposure under the ISA Capital Note Offering. Nominal securities under such agreements totaled U.S.$554 million, and their maturity coincide with the maturity of the ISA Capital Note Offering (5 and 10 years as from December 29, 2007). Under such agreements, upon the notes maturity, ISA Capital shall pay the notes principal in Brazilian reais converted at the exchange rate of R$2.1170 per U.S.$1.00, adjusted per inflation on the basis of I-GPM plus "spread". As of September 30, 2007, such swap agreements produced losses for R$206.2 million (equivalent to $ 227.20 billion), all of which was recorded under non-current liabilities in our consolidated balance-sheet. Swaps entered by ISA Capital do not hedge its obligation to pay interest under the ISA Capital Note Offering. ISA Capital entered into forward agreements to hedge its US Dollar exposure with respect to the first two interest payments under the notes offering, in July 30, 2007 and January 30, 2008. However, no other interest payment under the ISA Capital Note Offering has been subject to hedging. ISA Capital expects hedging them is the market conditions are favorable, but there is no assurance to the end that such exposure will be mitigated in the future.

F. CREDITS AND INVESTMENTS IN FOREIGN CURRENCY.

1. Financial liabilities in foreign currency.

Figures of the issuer.

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Balance of the issuer's financial liabilities in foreign currency as of December 31, 2006, consists of the following (figures in million pesos):

Credit Facilities	Currency	Interest Rate	2006	2005	Date of latest payment
IDB 195 IC/CO	UAV	7.42%	155	35,709	18-Dec-06*
Medio Crédito Centrale	ITL	Fixed Rate 1.75%	12,542	14,704	19-Jun-10
BIRF-3954-CO	U.S.$	Fixed Rate Tranches (6.32%)	14,036	26,952	15-Feb-11
BIRF-3955-CO	U S $	Libor 6 M + Spread	180.603	209,143	15-Oct-12
Banco Central del Peru Panama Branch	U S.$	Libor 6 M + 1%	-	7,994	30-Dec-06
BNP Paribas	U.S.$	Libor 6 M + 0.345%	73,325	-	20-Apr-17
ABN Amro/JP Morgan	U.S.$	Libor 6 M + Spread	447,758	-	18-Jul-09
Total financial liabilities from abroad			**728,418**	**294,502**	

* Balance due to exchange rate UAV differences

Disbursement of resources originating from Germany and Brazil for the funding of substation assets and supplies commenced in March 2006: this credit relied on hedging for political and commercial risk granted by German ECA Euler Hermes, up to April 2007 and the agreed amount was U.S.$37.8 million at Libor + 0.345% during ten (10) years: U.S.$32.8 million of such credit were disbursed during 2006

On July 17, 2006, we entered into a credit agreement for the amount of U S $550 million with ABN Amro and JP Morgan destinated to acquire 50.1% of the Common Shares in CTEEP through ISA Capital do Brasil. On December 28, 2006, ISA prepaid a tranche on such credit for the amount of U.S.$350 million; thus, the Company is in compliance with all covenants agreed with the rating agencies and lender banks. The second tranche of such credit, for the amount of U.S.$200 million, was syndicated by ABN Amro and JP Morgan together with ten (10) domestic and international banks, thus proving ISA's creditworthiness by each of the banks involved in the syndication.

As of December 31, 2006, our financial liabilities comprised balances in the following currencies:

		Balances in currency of origin (1)		Balances in local currency (million)	
Currency	**Interest Rate**	**2006**	**2005**	**2006**	**2005**
U.S. dollar	Libor + Spread BIRF	319,691	106,859	715,721	244,090
Account Unit	Fixed rate 7.42%	43	9,955	155	35,708
Euros (liras)	Fixed rate 1.75%	4,246	5,459	12,542	14,704
Col. pesos	DTF + 3.15% at DTF + 4.1%	336,638	16,000	336,638	16,000
				1,065,056	**310,502**

(1) Securities which currency of origin is other than Colombian peso are expressed in thousands.

Consolidated figures.

Balance of the group's financial liabilities in foreign currency as of December 31, 2006, consists of (figures in million pesos):

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Credit Facilities	Currency	Interest Rate	2006	2005
BIRF-3955-CO	U.S.$	Libor + Spread	180,603	209,143
Banco Continental	U S.$	Libor + 3.75%	76,119	4,754
IDB	U.S.$	8.71%	116.245	70.816
CAF	U.S.$	8.03%	-	52,532
IFC	U.S.$	7.51% and 8.75%	44,769	49,584
IDB 195 IC/CO	Account Unit	7.42%	155	35.709
BIRF-3954-CO	U.S.$	Fixed rate Tranches (6.32%)	14,036	26,952
FMO Holanda	U.S.$	8 42% and 8.5%	17,969	19,948
Medio Credito Centrale	ITL	Fixed rate 1.75%	12,542	14,704
Banco Central del Peru. Panama Branch		Libor 6M + 1%	-	7,994
Banco de Crédito- Peru	U.S.$	Libor + 4%	5,469	6,599
Kreditanstalt Fur Wiederauldau	U.S.$	Libor + 1.5%	-	785
Bancolombia Panama	U.S.$	Libor + 5.75%	269	378
BNP Paribas (1)	U.S.$	Libor 6 M + 0 345%	73,325	-
ABN Amro and JP Morgan	U.S.$	Libor 6 M + Spread	447,757	-
Total financial liabilities from abroad			**989,258**	**569,898**

(1) During year 2006, BNP Paribas disbursed U.S.$ 73,325 to the Parent Company, destinated to the construction of substations, for UPME 1 and 2 projects of 2003.

As of December 31, financial liabilities comprised balances in the following currencies:

		Balances in currency of origin (en thousands)		**Balances in local currency (in millions)**	
Currency	**Interest Rate**	**2006**	**2005**	**2006**	**2005**
U S Dolar	Libor + Spread BIRF	436.357	222.550	1,856,745	604,889
Account Unit	Fixed rate 7.42%	43	9.955	155	35.709
Italian Liras	Fixed rate 1.75%	4,246	5,459	12,542	14,704
Col.peso	DTF + 3.15% at DTF + 4.1%	449.251	105,776	449,251	79,076
				2,318,693	**734,378**

2. Material credit agreements in foreign currency.

Some of the most significant credit agreements entered into by us are described below:

(i) U.S.$550 million syndicated credit agreement entered into on July 17 2006 with ABN Amro Bank N.V. and JP Morgan Chase Bank N.A., as lenders, amended on December 1, 2006. Disbursements under the agreement bear an interest rate of LIBOR ("London Interbank Offered Rate") plus a margin of 0 75%, 0.85% or 1% per annum. Final maturity is July 18, 2009. Tranche A of this U.S.$ 350 million credit was paid with resources attained from payment of a credit granted to ISA Capital for the acquisition of a 21.00% interest in CTEEP's capital. In turn, ISA Capital paid such credit with resources attained from its offering of notes.

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(ii) ISA Subordinated Credit Agreement entered into on December 29, 2006 with ABN Amro Bank N.V. and JPMorgan Chase Bank, N.A., as lenders, for the amount of up to U.S.$182 million. Loans under this credit facility bear an interest rate equal to (i) LIBOR, plus (ii) a margin of 2.50% per annum. Final maturity of this credit is August 29, 2007. We used the moneys under this credit facility to a portion of our payment obligations relating acquisition of our 37.46% interest in CTEEP. We undertook paying this credit with resources obtained from an indebtedness or issuance made prior to the final maturity. The lenders consented to be subordinated in their entitlement to payment, to the obligations owed to lenders under the U.S $550 million syndicated credit agreement, entered into on July 17 2006.

(iii) Credit Agreement related to the Power Market Development Project, entered into among the International Bank for Reconstruction and Development, as lender, us, as borrowers, and the Republic of Colombia, as guarantor, dated as of March 26, 1996, or the 1st IDB Loan. The total amount borrowed under this facility was US$104.3 million with an interest rate of linked to the Cost of Qualified Borrowings plus a 1.5% margin. The final repayment date of the 1st IDB Loan is scheduled to occur on August 15, 2012

(iv) Credit Agreement (Floating Rate Single Currency Loan) entered into among the International Bank for Reconstruction and Development, as lender, us, as borrowers, and the Republic of Colombia, as guarantor, dated as of March 26, 1996. The total amount borrowed under this facility was US$145.0 million with an interest rate of LIBOR plus a 0.5% margin less the weighed average margin below (or above) the LIBOR rate for six-month deposits with respect to the lender's euro-dollar liabilities required to fund our credit. Final maturity of this credit is scheduled to occur on October 15, 2012.

(v) Credit Agreement entered into between BNP Paribas, as lender, and us, as borrowers, dated as of November 3, 2005 in connection with the financing of imported supplies related to projects UPME 01-2003 and UPME 02-2003. The borrowings under this facility were US$33,949,000 (loan portion A) and EUR3,252,950 (loan portion B) with funds provided by Euler Hermes Kreditversicherungs-Aktiengesellschaft The facility bears interest at a LIBOR (6 months) plus a margin of 0.35% per annum. The final maturity of this facility is. Final maturity of this credit facility is 10 years counted as from the execution date.

(vi) Financial Convention entered into between Instituto Centrale per il Credito a Medio Termine - Mediocredito Centrale, as lender, and we, as borrowers, dated as of January 30. 1990 This facility was originally entered into for the total amount of up to 35.230 billion Italian lira and, since June 2001 it was converted into Euros for the outstanding amount of EUR$10.92 million. The credit facility bears an interest rate of 1.75% per annum, payable by the end of each each six-month period as from each disbursement made under the loan. The purpose of this facility relates to the financing of Italian goods and services in relation to the expansion project of S. Carlos, Cerromatoso, Chinu and Sabanalarga electric substations. The Republic of Colombia guaranteed the payment of U.S.$20.50 million. Final maturity of this credit is scheduled to occur on June 19, 2010.

3. Investments in foreign currency.

As of December 31, we had the following assets in foreign currency expressed in thousands of US Dollars; the following investment figures may be highlighted (unconsolidated figures):

	2006	2005
Assets		
Current assets		
Cash	1,022	4,038
Fixed rent investments	5,119	7,223
Accounts receivable	12,182	15,590
Total current assets	**18,323**	**26,851**
Non-current assets		

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Investments in foreign currency	291,147	62,821
Total non-current assets	**291,147**	**62,821**
Total assets	**309,470**	**89,672**

4. Hedging instruments.

See "E. Effects from Inflation and Exchange Rate Fluctuation – *Hedging instruments*".

G. RESTRICTIONS AGREED WITH SUBSIDIARIES FOR THE TRANSFER OF RESOURCES TO THE COMPANY.

Although these are not agreed restrictions, following is a listing of credit agreements entered into by our subsidiaries, therein restricting their ability to distribute dividends to us.

ISA CAPITAL.

On January 29, 2007, ISA Capital made two concurrent Rule 144A/Reg. S debt offerings of senior notes in the total amount of $554 million, or the ISA Capital Note Offerings. Maturity of the notes corresponding to such two issuances is scheduled to occur in 2012 and 2017. The ISA Capital Note Offerings are currently secured by a first priority pledge on approximately 55.92 million CTEEP Common Shares owned by ISA Capital. The indentures that govern the ISA Capital Note Offerings contain covenants that restrict ISA Capital from complying with its obligations relating payment of dividends to the issuer until the time when the notes are paid in full, except for some specific cases.

REP

On December 1, 2006, REP entered into a credit agreement with Banco de Crédito del Peru, as lender, for the amount of up to U S $ 34 million. This agreement sets out a number of commitments and restrictions including a limitation on the distribution of dividends. The credit expiration date is December 1, 2016.

Such restriction also applies under the notes offering conducted by REP as from year 2003.

ISA PERÚ

The following credit agreements entered into by ISA Peru provide commitments which restrict its ability to distribute dividends to the parent company, the delivery of which requires of a waiver from the relevant financial entity, after due compliance with the contractual requirements:

(i) Credit agreement entered into with International Finance Corporation ("IFC") on June 24, 2002, for the amount of up to U.S.$18 million. Maturity of this credit is scheduled to occur on April 15, 2016. On December 17, 2002, the parties entered into an Addendum to the agreement, whereby IFC underook disbursement of U.S.$8 million. Maturity date of this second disbursement is October 15, 2011, and is subject to the same commitments undertaken under the initial disbursement.

(ii) Credit agreement entered into with Nederlandse Financierings Maatschappij Loor Ountwikkelingslanden N.V. – FMO, on June 24, 2002, for the amount of Col$10.50 million, therein conditioning the payment of dividends to the compliance with certain financial ratios. Maturity of this credit is scheduled to occur on April 15, 2014.

(iii) Credit agreement entered into with Banco de Crédito del Peru-BCP on July 9, 2003, for the amount of up to U.S.$4 million. Maturity of this credit is scheduled to occur on July 9, 2012.

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Past October 15, ISA Peru conducted a repricing of its indebtedness to IFC, thereby reducing the interest rate for Tranche A from 8.70% to 6.10% per annum. Furthermore, it agreed on a loan with BBVA for the amount of US 14 million for the term of 8 years and an interest rate of Libor+1.45% to prepay the indebtedness under IFC Tranche B, as well as the FMO and BCP laons

ISA BOLIVIA

The following credit agreements entered into by ISA Bolivia provide commitments which restrict its ability to distribute dividends to the parent company:

(i) Credit agreement entered into between the Inter-American Development Bank, as lender, and ISA Bolivia, as borrower, dated April 29, 2005 for the amount of up to U.S.$31 million. Maturity of this credit is scheduled to occur on February 15, 2019.

(ii) Credit agreement entered into with Andean Development Corporation –CAF-, as lender, and ISA Bolivia, as borrower, dated April 29, 2005 for the amount of up to U.S.$23 million. Maturity of this credit is scheduled to occur on February 15, 2019.

Under the terms of the credit agreements entered into by our subsidiaries in Peru and Bolivia in connection to expansion or development of their electricity transmission assets, such subsidiaries' ability to pay dividends and other distributions to us, has been restricted and made subject to conditions including achievement of certain benchmarks relating projects completion or performance, compliance with certain financial tests and the inexistence of defaults or events of default

H. INFORMATION RELATING INDEBTEDNESS LEVEL BY THE END OF THE THREE LATEST FISCAL PERIODS.

Our group's indebtedness level by the end of the 3 latest fiscal periods is shown on the following tables:

1. Outstanding notes.

Issuance (Col$ Millones)	Series	Currency	Term (Years)	Interest Rate (%)	Maturity Year	2004	2005	2006
First	B	Col$	7	DTF + 3.4	2006	35,000	35,000	-
Second	A	Col$	7	DTF + 2 4	2006	72,250	72,250	-
Second	B	Col$	7	IPC + 10	2006	29,312	29,312	-
Second	C	Col$	10	DTF + 2.5	2009	59,700	59,700	59,700
Second	D	Col$	10	IPC+ 10	2009	30,879	30,879	30,879
Third	A	Col$	10	IPC + 8.10	2011	130,000	130,000	130,000
First	C	Col$	10	IPC + 7.5 AV	2012	35,000	35,000	35,000
First	C	Col$	10	IPC + 7.5 TV	2012	62,000	62,000	62,000
First	A	Col$	7	IPC + 7 0 TV	2009	16,000	16,000	16,000
First	A	Col$	10	IPC + 6 14 TV	2011	50,000	50,000	50,000
First	B	Col$	10	IPC + 6 95 TV	2016	50,000	50,000	50,000
First	A	U.S.$	10	5.75	2013	71,693	66,658	58,005
Second	Single	U.S.$	10	5.125	2013	52,787	48,823	46,471
Third	A	U.S.$	12	7.75	2016	33,934	45,684	43,880
Third	A		12	7.625	2016	13,861	-	-
Fifth	A	U.S.$	10	Libor + 2.56	2014	71,693	61,673	53,731
Schedule Tranche 1		Col$	7	IPC + 7	2011	100.000	100,000	100,000

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Schedule Tranche 2		ColS	10	IPC + 7.3	2016	150,000	150,000	150,000
Schedule Tranche 3		ColS	15	IPC + 7.19	2019	108,865	108,865	108,865
Schedule Tranche 4		ColS	20	IPC + 4.58	2026	-	-	118,500
Schedule Tranche 5		ColS	7	IPC + 4.84	2013	-	-	110,000
Capitalized Interest						8,596	12,055	7,708
Total						1,181,570	1,163,899	1,230,739

2. Financial Liabilities

Credit Facilities (ColS Millions)	Currency	Interest Rate	2004	2005	2006
Domestic Financial Liabilities					
ABN AMRO	ColS	DTF + 0.85%	-	16,000	829,621
Banco Ganadero BBVA 07_200	ColS	DTF + 5.5%	-	15,000	15,000
Citibank	ColS	DTF + 1.70%	-	13,194	-
Davivienda 01_2002	ColS	DTF + 4.05%	26,000	11,000	24,380
Corficolombiana	ColS	DTF + 5.5%	12,000	8,000	4,000
Corfinsura (presently, Bancolombia)	ColS	DTF + 4.3% a 5%	6,500	6,500	5,000
Banco de Occidente	U.S.$	DTF + 5.5%	-	4,075	925
Banco de Crédito	ColS	DTF + 5% a 5.75%	5,200	3,040	980
Ministry of Finance	U.S.$	Libor + 1.25%	4,914	2,816	920
Banco Conavi (presently, Bancolombia)	ColS	DTF + 5%	2,000	1,600	-
Bancolombia	ColS	DTF - 3.5% a 5.5%	10,800	667	61,642
FEN 10514	ColS	DTF - 4.1%	20,400	-	-
Lloyds	ColS	DTF - 2.75%	11,000	-	-
Banco Pupular	ColS	DTF + 3.0%	10,300	-	-
Banco de Occidente	ColS	DTF + 5.5%	10,149	-	-
Banco de Bogotá	ColS	DTF + 5.5%	9,167	-	-
FEN	ColS	DTF + 2.5% and 5.1%	7,216	-	-
Banco Santander	ColS	DTF + 2.5%	5,000	-	-
Davivienda	ColS	DTF + 0.24%	-	-	48,000
Davivienda	ColS	DTF + 1.50%	-	-	22,000
BBVA	ColS	DTF + 0.90%	-	-	96,638
BBVA	ColS	DTF + 1.50%	-	-	100,000
Bancolombia	ColS	DTF - 2.60%	-	-	70,686
Total Domestic Financial Liabilities			140,646	81,892	1,279,792
Financial Liabillties from Abroad					
BIRF-3955-CO	U.S.$	Libor 6M + Spread	243,348	209,143	180,603
Banco Continental	U.S.$	Libor + 3.75%	89,690	74,754	76,119
IDB	U.S.$	8.71%	-	70,816	116,245
CAF	U.S.$	8.03%	-	52,532	-
IFC	U.S.$	7.51% and 8.75%	55,610	49,584	44,769
IDB 951C/CO	Unidad de Cuenta	7.42%	65,955	35,709	155
BIRF-3954-CO	U.S.$	TF Tranches 6.32%	44,820	26,952	14,038
FMO Holanda	U.S.$	8.42% and 8.5%	22,410	19,948	17,969
MEDIOCREDITO CENTRALE	EUR	TF 1.75%	21,696	14,704	12,542
Banco Central del Peru-Panama Branch	U.S.$	Libor 6M + 1%	-	7,994	-
Banco de Crédito del Peru	U.S.$	Libor + 4%	7,967	6,599	5,469
Kreditanstalt Fur Wiederauldau	U.S.$	Libor + 1.55	2,640	785	
Bancolombia Panama	U.S.$	Libor + 5.75%	477	378	269
BNP Paribas	U.S.$	Libor + 6M + 0.345%	-	-	73,325

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ABM Amro and JP Morgan	US$	Libor + 6M + Spread	-	-	447,757
Total Financial Liabilities from Abroad			554,613	569,898	989,258
Hedging Transactions			-	82,588	49,643
Total Financial Liabilities			695,259	734,378	2,318,693
(Less) - Current Portion			192,621	142,652	1,070,829
Total Long-Term			502,638	591,726	1,247,864

I. INFORMATION ON LOANS OR FISCAL DEBTS OF THE ISSUER, EFFECTIVE IN THE PAST FISCAL PERIOD.

The December 31, 2006 balance-sheet accounts includes Col$109,405 million under "other liabilities" relating to deferred taxes (See Note 18 of our Unaudited Financial Statements).

On the other hand, memorandum accounts "Debtors", include "Fiscal Debtors", reflecting differences existing vis-à-vis the accounting, and resulting from application of the system for integral inflation adjustments for taxation purposes, as well as differences on accounting and fiscal deductions relating net income determination (See Note 20 of our Unaudited Financial Statements).

J. INFORMATION RELATING CAPITAL INVESTMENTS COMPROMISED BY THE END OF THE LAST FISCAL PERIOD AND THE LATEST QUARTER REPORTED, AS WELL AS DETAILS CONCERNING SUCH INVESTMENTS AND THE NECESSARY SOURCE FOR FUNDING.

We have not undertake any firm commitment for acquisition of future investments. However, we advance capital expenses, to be made directly and through our subsidiaries, up to Col$3.10 billion between 2007 - 2011 Main expenses projected during such periods and their funding modality were set out in Chapter IV – Financial Information of the Issuer – K. Main Investments Under Implementation and Funding Modality.

K. EXPLANATION TO MATERIAL CHANGES ON THE MAIN ITEMS OF THE LATEST FISCAL PERIOD BALANCE-SHEET.

1 By the issuer

Items of the balance-sheet that had material changes between December 31, 2005 and December 31, 2006, were the following:

Assets:

- Permanent investments: This item passed from Col$721,456 million in 2005, to Col$1,354,130 million in 2006 The variation is mainly due to (i) our 99.99% interest in ISA Capital Do Brasil, the investment vehicle used to make the investment in CTEEP; (ii) our 60% interest in Consorcio TransMantaro S.A's capital stock, which shall be indexed as per the equity method in 2007, and (iii) the capitalization of accounts receivable for Col$40,614 million in FLYCOM Comunicaciones S.A. E.S.P., thus increasing our interest from 75.04% to 97.18%.
- Long-term deferred and other assets: This item passed from Col$ 143,510 million in 2005, to Col$409,882 million in 2006, mainly due to (i) inclusion under deferred charges of the designs and surveys for construction of UPME projects Primavera-Bacatá and Primavera-Ocaña-Copey-Bolivar, to enhance the country's electric interconnection and to boost development

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of the regional electricity market in the Andean Community of Nations -CAN-, and (ii) the commercial credit for Col$105,858 million resulting from the purchase of a 60% interest in Consorcio TransMantaro S.A., and Col$130,464 million resulting from the purchase of a 34.999% interest in TRANSELCA S.A. E.S.P through a transaction for exchanging shares with Ecopetrol.

Memorandum:

- Debtors: This item passed from Col$ 1,411,011 million in 2005 to Col$2,566,229 million in 2006, mainly due to variations under sub-item "Fiscal Debtors" reflecting differences existing vis-à-vis the accounting, and resulting from application of the system for integral inflation adjustments for taxation purposes, as well as differences on accounting and fiscal deductions relating net income determination.

Liabilities:

- Short and long-term financial liabilities: This item passed from Col$88,525 million and Col$221,997 million in 2005 for the short and long-term, respectively, to Col$192,447 million and Col$872,609 million in 2006, as a result of the following occurrences.

a. Disbursement of resources originating from Germany and Brazil for the funding of substation assets and supplies commenced in March 2006; amount of this credit was U.S.$37.8 million at Libor + 0.345% during ten (10) years; U.S.$32.8 million of such credit were disbursed during 2006.

b. On July 17, 2006, ISA entered into a credit agreement for the amount of U.S.$550 million with ABN Amro and JP Morgan destinated to acquire 50.1% of the Common Shares in CTEEP through ISA Capital do Brasil. On December 28, 2006, ISA prepaid a tranche on such credit for the amount of U.S.$350 million; thus, the Company is in compliance with all covenants agreed with the rating agencies and lender banks. The second tranche of such credit, for the amount of U S.$200 million, was syndicated by ABN Amro and JP Morgan together with ten (10) domestic and international banks, thus proving ISA's creditworthiness by each of the banks involved in the syndication.

c. We acquired resources through domestic banks, to cover cash flow.

- Payable accounts (long-term): This item passed from Col$110,397 million in 2005 to Col$203,293 million in 2006, mainly as a result of the inclusion of Col$198,609 million (2005:Col$132,405 million) corresponding to loans received from TRANSELCA S A. E.S.P. and Isa Capital Do Brasil.

Patrimony:

- -Capital surplus: Variation of this item, from Col$350,545 million in 2005 to Col$665,164 million in 2006, is maily due to the fact that the premium on placement of shares increased Col$314,619 million during 2006, which increase corresponded to the issuance of shares by the company for the payment of 34.999% shares in TRANSELCA S.A. E.S.P.

2 By the group

Items of the balance-sheet that had material changes between December 2005 and December 2006, were the following:

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Assets:

- Temporary investments. This item passed from Col$115.414 million in 2005 to Col$631.458 million in 2006, as a result of the inclusion of Col$526,970 million from CTEP's financial applications, evidenced on bank deposit certificates and financial investment funds. These balances include Col$24,634 million corresponding to resources derived from the sale of the concession's fixed assets deemed improductive

- Permanent investments: This item passed from Col$42,863 million in 2005 to Col$289,792 million in 2006, mainly due to the following:

a. Acquisition of 35% of TRANSELCA S.A. E.S.P. shares by the end of year 2006, therefore, these commence to be acknowledged through the equity and consolidation method as from January 1, 2007.

b. The 60% interest in Consorcio Transmantaro S.A., that shall be updated through the equity and consolidation method as from year 2007.

c. Shares received as datio in payment, transferred from other assets in 2006 in accordance with the new regulations from the Colombian National Accounting Office -CGN- Assessment of these investments is based on their intrinsic value and provisions as appropriate are allocated as a result of their comparison with the book value. As of December 31, 2006 the provision amounts to Col$ 4,812 million.

- Short and long-term debtors: Aggregate of this item passed from $328,003 million in 2005, to Col$961,334 million in 2006, mainly due to the following factors:

a. Increase on the number of customers receiving electricity services which reflect recognition thereof on the consolidated financial figures of CTEEP.

b. Variation on the telecommunications customers, due to the fact that by December 2006, INTERNEXA received from Comcel and Telmex Col$ 41,968 million for the Irrevocable Right of Use on three Optic Fiber pairs, for a 20-year period. Deferred revenues were recognized in exchange, and these shall be taken into account on the period results.

c. Increase on the advance for Taxes and Levies also including taxes and levies to be setoff in CTEEP for the amount of Col$92,311 million.

d. Increase on accounts receivable from CTEEP to the Government of Brazil, corresponding to labor benefits under Law 4819/58.

- Deferred and other long and short-term assets: This item passed from an aggregate of Col$895,664 million in 2005 to Col$5'890,867 million in 2006, mainly due to the following factors:

a. Inclusion of the Parent Company deferred taxes for Col$110,805 million and Col$249,917 million of CTEEP.

b. Variation on the item of Rights corresponding to the inclusion of CTEEP's Right for the amount of Col$6,708,487 million under the concession contract entered with the Government of Brazil through ANEEL on June 20, 2001, extended for twenty (20) years as from July 8, 1995, for the exploitation of electric power transmission public services, including basic network and transmission facilities. According to articles 63 and 64 of Brazilian Decree Nº 41019 of February 26, 1957, assets and

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facilities used for transmission are linked to those services and may not be removed, sold, assigned or mortgaged without the prior and express authorization from the Regulating Body. ANEEL Resolution Nº 20/99 regulates the disengagement of assets from concessions relating electricity public services, whereby prior authorization is given to disengage improductive assets from the concession.

c Recognition of the Col$577.698 million commercial credit for the purchase of CTEP by ISA Capital Do Brasil; Col$105.858 million generated from the purchase of a 60% interest in Consorcio TransMantaro S.A., and Col$130.464 million for the acquisition of 35% in TRANSELCA S.A. E.S.P. By the date of acquisition of Companhia de Transmissão de Energia Elétrica Paulista -CTEEP -, ISA Capital Do Brasil recorded liabilities accounting for BRL 186.018 thousands (equivalent to Col$189.694 million), corresponding to its share on the estimated value of the contingency relating benefits under the retirement plan contemplated in Law 4819/58. This liability is setoff against the commercial credit, as it is included in the purchase price (See paragraph 2 Note 14 of our Audited Financial Statements).

Memorandum:

- Debtors: this item accounted for Col$2.086.736 million in 2005, and Col$3.229.866 million in 2006. The variation reflects differences existing with the accounting and resulting from application of the system for integral inflation adjustments for taxation purposes, and the differences on accounting and fiscal deductions for determination of the net income, by virtue of Resolution No. 364 de 2000.

Liabilities:

- Short and long-term financial liabilities: In the aggregate, this items passed from Col$734.378 million in 2005, to Col$2'318.693 million in 2006, maily as a result of (i) the US Dollar credit obtained by ISA Capital Do Brasil for the amount of U.S.$326 million, scheduled to be reopaid in one single installment payable on July 19, 2007, which liability weas prepaid with the January 2007 issuance of notes; (ii) acquisition of resources by the Parent Company from domestic banks and destinated to cash flow, and (iii) year 2006 disbursement of U.S.$ 73.325 by BNP Paribas to the Parent Company for the construction of substations related to UPME 1 and 2 projects of 2003.

- Short and long-term payable accounts: In the aggregate, this items passed from Col$227.088 million in 2005, to Col$1.060.175 million in 2006, mainly as a result of the following factors:

a In accordance with the conagreement for the purchase of shares in Compañia de Transmissão de Energia Elétrica Paulista -CTEEP- (subject matter of privatization), ISA Capital Do Brasil S.A., undertook supplementing the price payment in case CTEEP is released from the burdens relating supplemental payments under the retirement plan provided in Brazilian Law Nº 4819/58, currently challenged. This value is provisioned under the Financial Statements and setoff against the commercial credit.

b. Increase on the item of creditors which includes Col$338.390 million from CTEEP, Col$233.058 million of which correspond to balances from the indebtedness to Fundación CESP concerning plans for Supplemental Prorate Benefits -BSPS-,agreed on monthly terms to mature in September and November 2017.

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c. An increase on dividends including dividends of the Parent Company for Col$28,810 million, decreed by the Ordinary Assembly de Shareholders held in March 2006, and Col$78,057 million corresponding to dividends pending distribution, as proposed by CTEEP's management given the profits attained in year 2006 and subject to prior netting according to Brazilian regulations.

- Estimated short and long-term liabilities and provisions: In the aggregate these items passed from Col$228,076 million in 2005, to Col$957,748 million in 2006, mainly as a result of the following factors:

a Companhia de Transmissão de Energia Elétrica Paulista –CTEEP–, which had 2,736 employees by October 31, 2006, approved the Schedule for Voluntary Retirement –PDV– to which employees could adhere from November 21 to November 30; eventually 1,534 employees adhered. 323 employees retired until December 31, 2006 and the remaining personnel continued to adhere during year 2007, as reflected in the Financial Statements in the form of provision.

b. CTEEP contingencies relating labor liabilities resulting from the spinoff from CESP –Compañía Energética de São Paulo– and its amalgamation with EPTE –Empresa Paulista de Transmisión de Energía Eléctrica S.A. –,IPTU taxation proceedings, provision made to cover liabilities payable to the mayor offices of São Paulo and São José Dos Campos, and INSE proceedings relating non collection of contributions over compensations paid to employees in the form of meal-vouchers, morning meals and basic basket, from April 1999 to July 2001. These provisions were assessed, secured and entered in accordance the risks probable to occur in CTEEP.

c. Since 2005, and to advance the application of International Rules on Financial Information –NIIF –, the company drafted a survey together with a specialized firm of actuaries to determine the Company's liabilities over conventional benefits attained by pensioners, other than monthly pension allowances. This figure is entered under the item "other estimated liabilities and provisions".

Patrimony:

- Capital surplus: Variation of this item, from Col$350,545 million in 2005 to Col$665,164 million in 2006, is due to the fact that during year 2006 the premium on placement of shares increased Col$314,619 million, corresponding to the issuance of shares to pay the 34 999% interest in TRANSELCA S.A. E.S.P

3. General trend of the balance-sheet items in the past three (3) fiscal years.

With respect to the parent company:

In the past three years, ISA increased its assets significantly, focused on its expectations relating the group's growth and strengthening in Latin America. To achieve this purpose, the company has used financial resources from operating cash flows, and other resources from capital markets.

In that connection, investments in other companies have grown, also associated to the growth on deferred and other assets, mainly due to commercial credits entered under these transactions. Likewise, fixed assets increased significantly, particularly on occasion of the UPME 1 and UPME 2 bids that were awarded in the past years, to further optimize the provision for income tax that was benefited with a special deduction associated to investments on productive assets.

These investments in ISA further represent an increase of operating results derived from the remuneration of new assets and the optimization of costs and expenses.

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With regards to non-operating results, the trend is seen to improve thanks to the outstanding results in the subsidiaries and the impact of exchange differences. In 2006, the group decisions relating CTEEP's plan for voluntary retirement – the impact of which was entirely acknowledged by the end of 2006 – led to increases on non-operating losses, but the benefits are expected to be recognized in furure periods, insofar as the concerned decision significantly improves the subsidiary's operating efficiency.

Furthermore, liabilities grew due to the indebtedness relating issuance of notes and financial liabilities, although high credit ratings remained.

Relating patrimony, it grew in 2006 on occasion of the exchange transactions with ECOPETROL, where ISA shares were exchanged for Transelca shares, thus entitling ECOPETROL to 5 78% interest in ISA.

By the group:

In the past three years, the ISA group significantly increased its level of assets, mainly related to the acquisition of investments in companies where ISA holds control.

According to the group's expectations relating growth and strengthening in Latin America, this growth is reflected on each of the items included in the financial statements, as these correspond (line to line) with the subsidiaries' financial statements in furtherance of the consolidation process.

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CHAPTER 6 – FINANCIAL STATEMENTS.

A. FINANCIAL INFORMATION, A SUMMARY.

*Figures relating short-term debt, long-term debt, total debt:

OUTSTANDING NOTES

Issuance	2006	2005	2004
Total Outstanding Notes	**815,652**	**728,061**	**724,602**
Total long-term outstanding notes	815,652	585,627	724,602
Total short-term outstanding notes	0	142,434	0

FINANCIAL LIABILITIES

Credit Facilities	2006	2005	2004
Total Domestic Financial Liabilities	336,638	16,000	72,700
Total Financial Liabilities from abroad	728,418	294,502	375,819
Total Financial Liabilities	**1,065,056**	310,502	**448,519**
Less – short-term portion	192,447	88,525	143,871
Total long-term financial liabilities	872,609	221,977	304,648
TOTAL DEBT	**2006**	**2005**	**2004**
Total long-term debt	1,688,261	807,604	1,029,250
Total short-term debt	192,447	230,959	143,871
Total indebtedness	**1,880,708**	**1,038,563**	**1,173,121**

For further information, see ISA Annual Report 2006 Book II, pages 76 and 77 and ISA Annual Report 2005, Volume 1, pages 162 and 163.

* Short-term indebtedness, long-term indebtedness, total indebtedness

CONCEPTS	2006	2005	2004
Current Assets	237,245	305,524	377,392
Non-current Assets	5,638,588	4,223,935	4,148,160
Total Assets	**5,875,833**	**4,529,459**	**4,525,552**
Current Liabilities	340,557	469,446	510,723
Non-current Liabilities	2,222,209	1,273,311	1,358,930
Total Liabilities	**2,562,766**	**1,742,757**	**1,869,653**
Short Term Indebtedness Current Liabilities/ Total Assets	5.80%	10.36%	11.29%
Long-term Indebtedness Non-current Liabilities/Total Assets	37.81%	28.11%	30.03%
Total Indebtedness Liabilities/ Total Assets	43.61%	38.48%	41.31%

* Total assets, shareholders' equity, net profits, contingent memorandum accounts:

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CONCEPTS	2006	2005	2004
Total Assets	5,875,833	4,529,459	4,525,552
Shareholders' equity	3,313,067	2,786,702	2,655,899
Net Income	150,469	187,179	140,015
Debtors' Memorandum Accounts	2,566,229	1,411,011	1,148,907
Creditors' Reciprocal Memorandum Accounts	1,131,804	1,062,629	1,199,358

* Main investments in other companies per productive sector and the company's share in the sector of its main activity:

Investments in the Electricity Sector	2006		2005		2004		Share in the Sector of its Core Activity as of 2006
	ISA Interest		ISA Interest		ISA Interest		
	Shares	%	Shares	%	Shares	%	
Transelca S.A. E.S.P	2 589.653 311	99 9967	1.956.265.582	64.9978	1.956.265.582	64.9978	8.4% of the STN Colombia
ISA Perú	18.586.446	28.0700	18.586.446	28.0700	18.586.446	28.0700	392 Km of Peruvian Lines
REP	21 648.000	30 0000	21.648.000	30 0000	21.648.000	30.0000	5,407 Km of Peruvian Lines
ISA Bolivia S.A	95.638	51.0000	95.638	51.0000	95.638	51.0000	588 Km of Bolivian Lines
XM Compañía de Expertos en Mercados S.A. E.S.P.	14.789 000	99.7300	14.789.000	99.7300	0	0 0000	Operator of SIN - Administrator of MEN - TIE Coordination
Isa Capital do Brasil S.A	506 200.999	99 9999	0	0.0000	0	0 0000	CTEEP Investment Vehicle which holds 18,264 Km in the Brazilian Lines
Consorcio Transmantaro S.A.	92 973.755	60 0000	0	0 0000	0	0 0000	1,207 Km in Peruvian Lines

Investments in the Telecommunications Sector	ISA Interest		ISA Interest		ISA Interest		Share in the Sector of its Core Activity as of 2006
	Shares	%	Shares	%	Shares	%	
Internexa S.A. E.S.P	25 647,620	99 9998	25.647,620	99 9998	25.647.620	99 9998	Sole Carrier of Carriers in Colombia
Flycom Comunicaciones S.A. E.S.P.	370.733 604.842	97 1783	32.280 066.573	75.0400	32.280.066.573	75 0400	First Operator in Colombia specialized in wireless broad-band

.For further information see ISA Annual Report 2006 Book I, pages 42 - 49 and Book II pages 67-68 and ISA Annual Report 2005 Volume 1, page 153
(annual reports attached).

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B. BASIC FINANCIAL STATEMENTS CORRESPONDING TO THE PAST THREE (3) YEARS.

Attached is a guiding chart to search for all of the required annual reports of years 2004, 2005 and 2006.

Reports Requested	ISA Annual Report 2006 Book II	ISA Annual Report 2005 Volume 1	ISA Annual Report 2004
	Pages	Pages	Pages
General Balance-Sheet	46 and 47	131 and 132	123 y 124
Statement of Income and Losses	48	130	122
Statement of Changes in Financial Condition	50 and 51	134 and 135	126
Statement of Changes in Patrimony	49	133	125
Statement of Cash-flow	52	136	127
Certification of Financial Statements	35	13	In each F.S.
Notes to Financial Statements	57 -101	140 - 189	130 - 167
Management Report	8. - 32	54 -95	59 - 106
Statutory Auditor's Opinion	102 - 103	190 and 191	168 and 169

(annual reports attached).

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C. BALANCE-SHEET AND STATEMENT OF RESULTS OF THE ISSUER AS OF THE CALENDAR MONTH IMMEDIATELY PRECEDENT TO THE DOCUMENTATION SUBMISSION.

Following are the comparative General Balance-sheet and Statement of Results as of September 30, 2007 - 2006 and we enclose eleven (11) folios corresponding to formats required by *Superintendencia Financiera de Colombia*, for the purposes of reporting financial information corresponding to the third quarter of 2007.

INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED GENERAL BALANCE-SHEET
SEPTIEMBRE 2007 - SEPTIEMBRE 2006
(Figures expressed in millions of Colombian pesos)

	SEPTIEMBRE 2007	SEPTIEMBRE 2006
ASSETS		
CURRENT ASSETS:		
Cash	381'655	930'997
Temporary Investments	90'849	148'610
Debtors - net	596'253	735'575
Inventories	54'863	51'957
Deferred and other assets	113'473	50'670
Total Current Assets	1'237'093	1'917'809
NON-CURRENT ASSETS:		
Permanent Investments	41'641	34'845
Debtors - net	496'922	334'164
Inventories	56'543	35'365
Property, plant and equipment - net	3'469'735	3'230'778
Deferred and other assets	6'370'622	5'549'146
Appreciation	1'483'832	1'311'489
Total Non Current Assets	11'919'295	10'495'787
Total assets	13'156'388	12'413'596
Memorandum accounts:		
Debtors	3'194'563	2'215'658
Reciprocal Creditors	1'902'652	1'915'153

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INTERCONEXION ELECTRICA S.A. E.S.P. AND SUBSIDIARIES
AUDITED GENERAL BALANCE-SHEET
SEPTIEMBRE 2007 - SEPTIEMBRE 2006
(Figures expressed in millions of Colombian pesos)

	SEPTIEMBRE 2007	SEPTIEMBRE 2006
SHAREHOLDERS' LIABILITIES AND EQUITY		
CURRENT LIABILITIES :		
Outstanding notes	23'461	2'718
Financial liabilities	705'356	1'087'559
Payable accounts	408'601	477'400
Labor liabilities	66'502	42'815
Estimated liabilities and provisions	145'801	383'214
Other liabilities	224'263	226'072
Total Current Liabilities	**1'573'984**	**2'219'778**
LONG-TERM LIABILITIES :		
Outstanding notes	2'459'249	1'247'533
Financial liabilities	1'305'952	1'219'671
Payable accounts	437'546	357'233
Labor liabilities	1'192	1'156
Estimated liabilities and provisions	728'955	423'593
Other liabilities	298'457	325'874
Total Non-Current Liabilities	**5'231'351**	**3'575'060**
TOTAL LIABILITIES	**6'805'335**	**5'794'838**
Minority Interest	**2'997'777**	**3'734'336**
SHAREHOLDERS' EQUITY:		
Subscribed and paid-in capital	34'016	32'084
Capital Surplus	665'165	350'546
Reserves	358'249	338'245
Results from previous years	-	-
Net income	179'850	182'900
Exchange differences on conversion	(21'524)	51
Equity appreciation	721'472	652'539
Surplus from appreciation	1'298'876	1'133'947
Surplus from participation method	117'172	194'110
Total shareholders' equity	**3'353'276**	**2'884'422**
Total Liabilities, Minority Interest and shareh	**13'156'388**	**12'413'596**
Memorandum accounts:		
Creditors	1'902'652	1'915'153
Reciprocal Debtors	3'194'563	2'215'658

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MEM services (STN, SIC, SDI)	18,331	16,881
Telecommunications	77,772	79,307
Other Operating Revenues	7,122	7,012
Total operating revenues	**2,116,090**	**2,021,028**
OPERATING COSTS AND EXPENSES		
Operating costs	593,752	635,173
Administrative expenses	527,618	988,867
Total costs and operating expenses	**1,121,370**	**1,624,040**
Operating Income	**994,720**	**396,988**
NON-OPERATING REVENUES (EXPENSES)		
Non operating revenues	836,039	345,480
Non-operating expenses	(878,697)	(380,687)
Non-operating loss	**(42,658)**	**(35,207)**
Income before taxes	952,062	361,781
Provision for income taxes	(369,335)	(180,198)
Income before minority interest	**582,727**	**181,583**
Minority Interest	402,877	(1,317)
Net Income	**179,850**	**182,900**
Net income per share	176	190

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INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.

NOTES TO AUDITED SPECIAL-PURPOSE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007 AND 2006

NOTE 1: NATURE AND CORPORATE PURPOSE OF THE PARENT COMPANY AND ITS SUBSIDIARIES

Interconexión Eléctrica S.A. E.S.P. - ISA (Parent Company)

Incorporated as a stock company (*sociedad anónima*) by public deed No 3057, granted before the Eighth Notary of Bogotá, on September 14,1967.

Interconexión Eléctrica S.A E S.P. – ISA -, is a mixed Public Utility Company incorporated as a business stock company (*Sociedad Anónima*), from the national level and ascribed to the Ministry of Mines and Energy, subject to the legal regime set forth under the Domiciliary Public Services Law (Law 142 of 1994).

ISA's main corporate purpose is: 1) operation and maintenance of its own transmission network. 2) Expansion of the national. interconnection network. 3) Planning and coordination of the management of resources from the national interconnected system. 4) Administration of the system for exchange and trading of electricity in the wholesale market. 5) Development of systems, activities and telecommunication services. 6) Direct or indirect participation in activities and services related to transportation of other forms of energy, except as restricted by law. 7) Provision of technical services in activities related to its purpose and other professional services required by the group companies. 8) Development of any other activity for the benefit of third-parties and relating the provision of electricity and telecommunication services under the framework of the current regulations.

Special-purpose financial statements

Special-purpose financial statements have been prepared for the purposes of their inclusion under the information prospectus relating issuance of the Company's shares, in accordance with the provisions set forth by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*); in conformity with the foregoing, the special-purpose financial statements show comparisons as of September 30, 2007 and 2006 and for the nine-month period ended on such dates. According to the foregoing, disclosures contained on the notes to the financial statements do not include all information reported, as in the case of year-end financial statements; nevertheless, the consolidated special-purpose financial statements have been prepared in furtherance of the same accounting policies and principles used to prepare the underlying financial statements.

Economic Group

The company was entered as Economic Group under the Mercantile Registry of the Chamber of Commerce of Medellin in October, 2001. To that effect, the Parent Company is Interconexión Eléctrica S A E.S.P –ISA-, and its subsidiaries are ISA Capital do Brasil and its subsidiary Companhia de Transmissão de Energia Elétrica Paulista - CTEEP-; TRANSELCA S.A. E.S.P, Consorcio Transmantaro S.A., Interconexión Eléctrica ISA Peru S.A , Red de Energía de Peru S.A.-REP-, Interconexión Eléctrica ISA Bolivia S.A., XM Compañia de Expertos en Mercados S.A. E.S.P., INTERNEXA S.A. E S.P and its subsidiary, and FLYCOM Comunicaciones S.A. E.S.P.

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Following is the information relating subsidiaries, their incorporation date, corporate purpose, main business domicile and interest of the Parent Company.

SUBSIDIARIES FROM THE ELECTRICITY SECTOR

ISA Capital Do Brasil S.A.

ISA Capital Do Brasil S.A., was incorporated on April 28. 2006 as investment vehicle and limited liability partnership, domiciled in the city of São Paulo; its corporate purpose comprises the holding, whether as partner or as shareholder, of interests in other companies or other investments, Joint Ventures, consortia member or any other modality of entrepreneurial cooperation. On September 19, 2006 it was transformed into an open-ended stock company. ISA's interest is 99.99%.

In turn, this company is an investor in Companhia de Transmissão de Energia Elétrica Paulista – CTEEP–, holding 50.1% of the Common Shares (21.1% of the total shares, preferred shares included). By means of a Public Offering de Shares –OPA–, in January 2007 it acquired an additional interest of 39.28% in CTEEP Common Shares, thus consolidating 89.40% ownership thereof and 37.46% of the total capital in the company.

Companhia de Transmissão de Energia Elétrica Paulista – CTEEP–

Domiciled in the city of Sao Paulo, it is an open-ended company authorized to operate as concessionaire of electricity public services. Its main activities include the planning, construction and operation of electric power transmission systems, as well as research and development programs involving power transportation and other activities relating available technology. Its activities are regulated and supervised by ANEEL.

In November, 2006, the ISA group continued to strengthen in the Brazilian market as it was the awardee of a portion of auction 005/2006-ANEEL- for the construction and operation of a 500 kV transmission line of 172 km length in the State of Minas Gerais, Brazil. To that effect, ISA incorporated a number of affiliates in Brazil, to wit: Interligação Elétrica de Minas Gerais S.A. – IEMG- and Infra-Estruturas Do Brasil Ltda.

TRANSELCA S.A. E.S.P.

A mixed public utility company incorporated on July 6, 1998 and dedicated to the provision of electricity transmission, coordination and control services from the Regional Dispatch Center Despacho, connection to the National Transmission System and provision of telecommunication services. The subsidiary's main domicile is the city of Barranquilla and its duration is indefinite. For the purposes of consolidation, during 2006 the Parent Company owned 65% of the company's subscribed and paid-in capital stock. As of September 30, 2007 the Parent Company's interest in the company reached 99.9967% of the subscribed and paid-in capital stock.

Interconexión Eléctrica ISA Peru S.A.

Incorporated on February 16, 2001. Its main activity consists of electric power transmission, operation and maintenance of transmission networks. Business domicile is located in Lima, Peru. The Parent Company owns 28 07% and TRANSELCA S.A. E.S.P owns 54.86%

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Red de Energía del Perú S.A. – REP–

Incorporated on July 3 2002 with participation by the Parent Company, TRANSELCA S.A.E.S P and Empresa de Energía de Bogotá –EEB-. Its purpose is to operate and provide maintenance services for the electricity infrastructure pertaining to the Peruvian Transmission Systems. for a 30-year period. Its business domicile is located in Lima, Peru. The Parent Company owns 30% and TRANSELCA S.A. E.S.P owns 30%.

Consorcio Transmantaro S.A.

Incorporated in January 1998, it is a power transportation company which connects the central-north region of the country, with the Peruvian southern coast. Its business domicile is located in the city of Lima, Peru. Consorcio Transmantaro S.A. interconnects the two primary transmission sub-systems of Peru between Valle del Mantaro and Socabaya, in Arequipa. On December 12, 2006, the Parent Company acquired 60% of the company's stock shares.

The concession, effective until year 2031, was acquired after a lengthy process with Hydro Quebec and Fonds de Travailleurs du Quebec (FSTQ) and ETECEN, a company owned by the Peruvian government.

Interconexión Eléctrica ISA Bolivia S A

Incorporated by Public Deed Nº 666 dated July 14 2003, under the Bolivian laws. Its corporate purpose is the development of activities inherent to electric power transmission; the construction, operation and maintenance of electricity networks; the development of systems, activities and telecommunication services; integral provision of technical, administrative and consultancy services as well as every activity related thereto and/or supplemental to achieve the company's purposes. This company is domiciled in the city of La Paz, and commenced operations on September 17, 2005. The Parent Company holds direct interest for 51%, and indirect interest through TRANSELCA S.A. E.S.P and INTERNEXA S.A. E.S.P., for 48.99% and 0.01%, respectively.

XM Compañía de Expertos en Mercados S.A. E.S.P.

Incorporated by public deed Nº 1080 granted before the Sole Notary of Sabaneta (Antioquia) on September 1, 2005; it commenced operations on October 1 as a Mixed Public Utility Company of the national level. The company's purpose is the development of activities relating planning and coordination of the management of resources from the national interconnected system and management of the electricity commercial trading system in the wholesale market, as well as the settlement and management of usage charges from the national interconnected system and the development of activities ancillary or additional to its corporate purpose The Parent Company owns 99.73% of the subscribed and paid-in capital stock. Its main business domicile is the city of Medellin

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. –ISA-

On January 24 2007, took place the establishment of a branch of Interconexión Eléctrica S.A. E.S.P. –ISA-, in Argentina, to thus commence penetration of the country's electricity market. Formalities were completed before the General Inspection of Justice, an official body responsible for the Public Registry of Commerce. The branch was created in view of the requirement to set a domicile in Argentina, when the company is willing to undertake entrepreneurial activities.

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SUBSIDIARIES IN THE TELECOMMUNICATIONS SECTOR

INTERNEXA S.A. E.S.P.

It is a Colombian mixed public utility company incorporated on January 4, 2000, devoted to the arrangement, management, trading and provision of telecommunication services. It commenced operations on January 1, 2001; its main domicile principal is the city of Medellin and its duration is indefinite. The Parent Company owns 99.9998%. This company is in the process of absorbing FLYCOM Comunicaciones S.A. E.S.P. in furtherance of a merger process.

FLYCOM Comunicaciones S.A. E.S.P.

Is a business public utility company, incorporated on November 29, 1999. Its main corporate purpose is the provision of communication services, added value services on its own account or on account of third parties Its main business domicile is the city of Medellin. Its duration is until November 29, 2049. As evidenced in public deed No. 268 of the Sole Notary of Sabaneta (Antioquia) dated May 14 2002, the subsidiary changed its corporate name from Firtsmark Comunications Colombia S.A. E.S.P. to FLYCOM Comunicaciones S.A. E.S.P. The company is in the process of merging with Internexa S A. E.S.P.

INTERNEXA S.A. E.S.P. PERÚ

A new affiliate of the Company that will provide telecommunication services in Peru. It was incorporated by public deed of October 13, 2006 and registered with the National Superintendency of Nacional Public Registry on November 3, 2006. For its incorporation, the Company contributed USD5,364 equivalent to an interest of 99.99%

NOTE 2: BASIS FOR PRESENTATION OF FINANCIAL STATEMENTS

2.1 FINANCIAL STATEMENTS CONSOLIDATION

2.1.1 Principles of Consolidation

Audited Financial Statements include accounts of Interconexión Eléctrica S.A E S.P. -ISA- (Parent Company). ISA Capital do Brasil, Companhia de Transmissão de Energia Elétrica Paulista - CTEEP-; TRANSELCA S.A. E.S.P, Consorcio Transmantaro S.A., Interconexión Eléctrica ISA Peru S A . Red de Energía de Peru S.A. -REP-, Interconexión Eléctrica ISA Bolivia S.A., XM Compañía de Expertos en Mercados S.A. E.S.P., INTERNEXA S.A. E.S.P. and FLYCOM Comunicaciones S.A. E.S.P., companies where the Parent Company holds an interest (hereinafter referred to as subsidiaries). All balances and significant transactions among the Parent Company and the subsidiaries were removed in the consolidation. Consolidation is made through the global integration method and los minority interests corresponding to patrimony and results of the period are acknowledged and presented in the Audited Financial Statements.

Investments in subsidiary companies from abroad are recorded on the basis of the year-end Financial Statements, homologated to the accounting rules applicable to the Parent Company and converted into Colombian pesos, pursuant to the definition of functional currency and using U.S. Dollars as the pattern currency and pursuant to the procedures described in NIC 21.

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As from 2007, as a result of the application of criterion set forth in the international accounting rules, which are now adopted by the Colombian National Accounting Office, it was determined that the functional currency for the investment in Brazil is Brazilian reais, taking into account that the cash flows originating from revenues of the operator company are mostly in Brazilian reais, despite the fact that the holding company created as investment vehicle obtains its funding flows in US Dollars. According to the foregoing, the current rate methodology applies (when the local currency is the functional currency); such methodology provides carrying the affiliate's effect on patrimony to unrealized results.

2.2 CLASSIFICATION OF ASSETS AND LIABILITIES

Assets and liabilities are classified according to their destination or level of realization, enforceability or liquidation, in terms of time and value.

To that effect current assets or liabilities (short-term), shall mean those amounts that shall be realizable or enforceable within a term not exceeding one year.

2.3 INFLATION ADJUSTMENTS

Up to December 31, 2000, non-monetary assets and liabilities and equity, except results and surplus from the appreciation of assets owned by the Parent Company and its subsidiaries in Colombia, are updated on monetary basis by using general consumer price indexes (adjustment percentages in the taxable year – PAAG-). The relevant adjustments were carried to monetary correction under the statement of results. As from January 1, 2001 the Colombian National Accounting Office, by means of Resolution No 364 of November 29, 2001, ceased the system for integral inflation adjustments, without reversing inflation adjustments accounted up to December 31, 2000. As from taxable year 2007, integral inflation adjustments for taxation purposes, were repealed by Law 1111 of 2006.

2.4 SUBSTANTIALITY

Recognition and presentation of economic facts are in conformity with their relative significance.

Economic facts are substantial when their understanding – in view of their nature or quantum – and taking account of the surrounding circumstances, may significantly alter the economic decisions made by the information recipients.

In preparing the financial statements, substantiality was determined by applying a 5% ratio with respect to total assets, current assets, total liabilities, current liabilities, working capital, net worth, year results, as appropriate.

NOTE 3: SUMMARY OF PRIMARY ACCOUNTING POLICIES AND PRACTICES.

Under the law, preparation and presentation of accounting statements are subject to due observance of the conceptual framework and instrumental model established by the Colombian National Accounting Office –CGN–, as well as the accounting provisions issued by the Colombian Superintendency of Domiciliary Public Services (*Superintendencia de Servicios Públicos Domiciliarios*) -SSPD, and other applicable regulations

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Following is a description of the primary policies and practices adopted by the Group:

3.1 CONVERSION OF TRANSACTIONS AND BALANCES INTO FOREIGN CURRENCY.

Transactions in foreign currency are accounted at applicable exchange rates in force on the relevant dates. Each year-end, balances in the assets and liabilities items are adjusted at exchange rates then in force. With respect to balances under the assets item, any exchange differences are carried to results, except equity investments which since September 2007 have not been adjusted as per exchange differences as these are updated through the equity method, in accordance with opinion 20079-101592 rendered by the Colombian National Accounting Office (See Note 3.3.2); such change is shown on the September 30, 2007 financial statements in the form of a lesser expense amounting to 81.830 million in the year results.

In connection to liabilities, only those exchange differences non-attributable to costs relating acquisition of assets are carried to results. Exchange differences are attributable to costs relating acquisition of assets while those assets remain in construction or installation and until the time when these are in proper condition for utilization.

3.2 CASH EQUIVALENTS

For the purposes of presenting cash flows statements and considering their liquidity, temporary investments which original maturity is lesser than ninety days are deemed cash equivalents.

3.3 INVESTMENTS

Investments are recognized as per historic cost and are updated as per prospective realization, availability of market information and level of control exercised over the issuer, applying methodologies approaching their economic reality. Methods to update their value include stock exchange quotation, net present value to determine market prices or internal returns, equity method and cost method.

3.3.1 Temporary investments

Fixed rent investments are recorded initially with the Parent Company as per their cost and are monthly adjusted at the Internal Rate of Return (TIR), either credited or charged against the statement of results in accordance with the parameters established by the Colombian National Accounting Office –CGN-.

3.3.2 Permanent investments

Variable rent permanent investments by companies not subject to control and not listed in stock exchanges, are recorded as per their cost. If the investments intrinsic value is higher or lesser than their book value by the year-end, a credit is entered on the appreciation item and the relevant offset is entered on the patrimony appreciation surplus or, it is also possible to make a provision against the statement of results, respectively.

According to opinion 20079-101592, as from September 2007, equity investments in entities controlled abroad are recognized as per historic cost, applying the Representative Market Exchange Rate (TRM) effective on the transaction date, for the purposes of their presentation in legal currency. These investments are updated pursuant to the equity method and are not subject to adjustment per exchange differences, insofar as the cited method embodies the latter.

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3.3.3 Financial derivatives

In order to reduce exposure to exchange rate and interest rate fluctuations on financial liabilities undertaken with domestic and international banks, as well as relating multilateral entities and note issuances, the Group resorts to derivatives such as swap, forward and options.

As provided by the Colombian National Accounting Office, effective in September 2007, in derivatives intended to asset hedging, both rights and obligations are updated based on highly recognized technical methodologies. The above, to secure that on the date of the agreement termination any differences among rights and obligations should correspond to collectible amounts (if rights exceed obligations) or, to payable amounts (if obligations exceed rights).

According to the foregoing, the Group records all rights and obligations derived from agreements and are shown net on the balance-sheet; rights correspond to the value earned by the company to offset risks hedged, obligations correspond to the company's commitment under the hedging.

In their valuation, the Parent Company and its subsidiaries adopted certain policy whereby derivatives entered for hedging purposes are adjusted to their value in conformity with methodologies outlined by the Finance Superintendency and the resulting adjustment is carried to results.

3.4 PROVISION FOR UNCOLLECTIBLES

Risks relating customers' and other debtors' receivables are reviewed by the end of each quarter in order to determine the relevant provisions in percentages ranging between 10% and 100% in accordance with the type of receivables, expiration and likeliness of recovery, individually considered.

3.5 PROPERTY, PLANT AND EQUIPMENT

The Parent Company and its subsidiaries in Colombia account property, plant and equipment as per their cost, as follows: (a) funding expenses and exchange differences on foreign currency liabilities; direct operating and administrative expenses; capitalization completed once the relevant assets are ready for utilization, and (b) up to year 2000, inflation adjustments over costs, excluding capitalized exchange differences and the portion of capitalized interest corresponding to inflation.

Depreciation is calculated as per the straight line method over costs, based on the assets' estimated useful life. For the purposes of calculating depreciation, the following table shows the assets' estimated useful life:

TYPE OF ASSET	USEFUL LIFE
Buildings	50
Transmission lines	40
Substations	30
Optic fiber	25
Machinery and equipment	15
Telecommunications equipment	15
Furniture, office equipment, laboratory equipment	10
Communications equipment	10
Transportation equipment, traction and lifting	10
Equipment of the National Dispatch Center (average)	8
Computer and ancillary equipment	5

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Expenditures relating maintenance of these assets are charged to results, while any improvements and additions that increase the asset's profitability and/or useful life are added to their cost.

3.6 DEFERRED AND OTHER ASSETS

Deferred and other assets comprise expenses paid in advance, deferred charges and other assets. Expenses paid in advance mainly include monetary line items such as insurance premiums and interest, which are amortized based on their accrual.

Deferred charges and other assets include commercial credits for acquisition of permanent investments, costs relating software acquisition, easements, preliminary research and surveys, democratic security levies, fees on the placement of notes, expenses relating debt restructuring, costs relating issuance of securities, licenses and rights, which are expected to produce economic benefits in future periods. Also, these include deferred taxes originating from temporary differences between accounting profits and fiscal income.

Software is amortized as per the straight line method within a maximum term of three (3) years, except for the integrated SAP system that is being amortized in ten (10) years. Once the project is found to be viable, charges relating surveys and researches are carried to on-going constructions; otherwise, these are fully amortized during the period. Easements, commissions on the placement of notes, expenses relating debt restructuring, costs on the issuance of securities, licenses and rights are amortized as per the straight line method during those periods where benefits are expected to accrue.

According to the Colombian National Accounting Office as from September 2007, the useful life of intangibles may be definite or indefinite; indefinite when the period when assets are expected to generate economic benefits in the future has not been foreseen and definite, when the period for benefits generation may be foreseen. In conformity with the foregoing, as of September 30, 2007 commercial credits where considered to be of indefinite useful life, thus reversing the amortization occurred during the period and, some deferred charges were amortized in considering that the benefits were already accrued; the above originated greater charges against the period results, for the amount of $1,809 million.

FLYCOM includes under deferred charges all costs and expenses relating its incorporation, organization and preparation incurred until the date when it commenced its operations; also, on-going projects, premium paid on the assignment of customers and deferred monetary correction originating from the proportional share of the adjustment on patrimony that refers to unproductive assets. Incorporation costs and expenses are amortized based on the method of aggregating year digits in ascending order for five (5) years, as from October 1, 2002, the date when the operations commenced.

Also, deferred taxes are recorded in view of other differences among accounting and/or fiscal securities, as mentioned in Note 3.9.

3.7 APPRECIATION

Appreciation on patrimony also includes:

3.7.1 The result of any surplus on book net costs due to economic appreciation of primary components of property, plant and equipment, technically determined by independent experts in the case of real properties; market value for transportation equipment; all other assets, according to

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technical studies carried our by officers engaged with companies pertaining to the ISA Group. Technical appraisals must be performed at least every three (3) years, or when the market conditions indicate that the values recorded changed significantly.

3.7.2 Surplus on the intrinsic value of permanent investments, vis-à-vis their net cost

3.8 INCOME TAX AND DEFERRED TAXES

Provision for income taxes is determined by making the necessary netting to calculate taxable income and is adjusted by the end of the year based on tax regulations.

The value corresponding to lesser credited current taxes calculated during the year and resulting from an excess on depreciation and fiscal amortization over accounting amortization is accounted as deferred taxes after applying useful lives, and methods for depreciation and fiscal amortization other than accounting methods.

Debited deferred taxes represent temporary differences that have given rise to greater current income taxes; these are basically represented by fiscal inflation adjustments over non-monetary depreciable and amortizable assets and, by balances existing for receivables, retirement pensions and health, education and old-age benefits granted to pensioners, among others.

According to opinion No. 20061-57086 of January 31, 2006 rendered by the Colombian National Accounting Office –CGN– when referring to deferred taxes, companies in Colombia are free to define accounting policies on the matter. In conformity with the above, the Parent Company and its subsidiaries in Colombia, have considered that all inflation adjustments recognized for taxation purposes over depreciable fixed assets, are temporary differences likely to accrue deferred taxes; the above, to the extent that these accrue greater fiscal revenues due to monetary correction; therefore, payable taxes are increased and recovered in subsequent years as fixed assets are depreciated.

3.9 LABOR LIABILITIES

The Group labor liabilities are adjusted by the end of each year based on the applicable regulations and labor conventions; these are accrued on monthly basis. Yearly, an actuarial survey determines the liabilities relating retirement pensions and future benefits concerning health, education and old-age benefits granted to pensioners. Pension payments are charged directly to results.

3.10 NET INCOME PER SHARE

Net income per share is calculated on the basis of the weighed average of outstanding shares during the period. As of September 2007 and 2006 outstanding shares were 1,019,267,163 and 961,956,080, respectively.

3.11 RECLASSIFICATION IN FINANCIAL STATEMENTS

Some figures included in the Audited Financial Statements as of September 30, 2006, were reclassified to render them comparable to the year 2007 financial statements.

3.12 MEMORANDUM ACCOUNTS

Memorandum accounts mainly comprise credits granted but undisturbed, management of third party accounts, management of the Commercial Exchange System -SIC- and management of the

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STN-LAC usage charges, assets depreciated in full, contingencies originating from claims or legal actions and collaterals granted under credit agreements. Memorandum accounts also include temporary and permanent differences among accounting and fiscal line items; the former will reasonably revert in time; the latter will allow drafting specific-purpose reports

3.13 RECOGNITION OF REVENUES, COSTS AND EXPENSES

Revenues, costs and expenses are recorded on accrual basis. Revenues generated in Colombia from the provision of services are recognized during the relevant contractual period or upon provision of the relevant services.

In the opinion of ASIC and LAC, revenues regulated by CREG take into consideration, among others, all costs incurred by XM Compañia de Expertos en Mercados S.A. E.S.P. in the provision of services; these costs are determined on the basis of annual budgets approved by CREG According to the foregoing, and for the proper combination of the period revenues and expenses, revenues equivalent to costs and expenses non-executed in the period are recorded as deferred revenues, and are amortized in the subsequent year once the relevant costs are incurred

3.14 USE OF ESTIMATES

Preparation of Audited Financial Statements in accordance with the generally accepted accounting principles requires making estimates that affect the value of assets, liabilities, revenues, costs and expenses reported for such periods. The final outcome may differ from these estimates

3.15 CONTINGENCIES

Contingencies may exist by the time when financial statements are prepared; these contingencies may lead to losses against the company but are only determinable in the future, upon the occurrence of one or more facts. The management and the legal counsels are responsible for assessing those contingencies. The assessment of contingencies necessarily involves an analysis and judgment to state the relevant views. In assessing contingencies relating legal proceedings against the Company, the counsels consider, among others, the merits of the claims, the existing case law and the current status of the proceedings.

If the assessment leads to conclude the likeliness of material losses and the amount of the relevant liabilities, then such estimates are included under the financial statements. If the assessment leads to conclude that potential losses are not likely to occur, but the outcomes are uncertain or non-assessable, then such character of the relevant contingency is disclosed under the financial statements indicating the probable range of loss. In general, loss contingencies found to be remote are not subject to disclosure.

D. AUDITED FINANCIAL STATEMENTS OF THE ISSUER AS OF THE LAST FISCAL YEAR APPROVED.

Attached is the ISA Group 2006 Annual Report, Book I, showing the required information as follows:

Reports Requested	ISA Group Annual Report 2006 Book I
	Pages
General Balance-Sheet	66 and 67
Statement of Income and Losses	68

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Statement of Changes in Financial Condition	71 and 72
Statement of Changes in Patrimony	69
Statement of cash-flow	70
Certification of Financial Statements	19
Notes to Financial Statements	77 - 123
Management Report	38 - 55
Statutory Auditor Report	124 and 125

(annual reports attached).

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CHAPTER 7 – INFORMATION RELATING RISKS OF THE ISSUER.

Our business, operations and financial condition are exposed to several risks Some of such risks are described below and you must take these into account to assess or evaluate any investment decision involving ourselves or to resolve whether or not to participate in the purchase of Common Shares offered. This section is not comprehensive as to all risks applicable to us, our industry or business, and is only intended to be a summary of certain material factors.

A. MACROECONOMIC FACTORS AFFECTING REAL YIELDS ON THE SECURITIES OFFERED.

Adverse local, regional or worldwide trends may affect the economy of the countries where we hold investments or conduct operations.

Our operations are located in Colombia, Brazil, Bolivia and Peru. If the local, regional or worldwide economic trends adversely affect the economy of the countries where we hold investments or conduct operations, Colombia or Brazil in particular, our financial condition and results of operations may be adversely affected.

Economic trends adversely affecting the economies of an emerging country in the South American region may spread to all countries in the region and to the securities issued by issuers from the region. Thus, crisis occurred in other countries having emerging markets may reduce the interest of investors relating securities offered by issuers in Latin America, and render difficult or impossible for ourselves and our subsidiaries to access capital markets in terms admissible to restructure our indebtedness, to fund our operations and the growth of our business. Given the characteristics of the electricity industry (which requires major investments on operational assets) and given our financial needs, if the access to capital and credit markets is restricted, we may encounter difficulties to complete our investment plan and to restructure our liabilities; the above may adversely affect our business, result of operations, financial condition and our ability to pay dividends and other distributions. See "Situations Relating Countries where the Issuer Conducts Operations", and "Political Factors, such as Social Instability, State of Economic Emergency, Etc".

B. RELIANCE ON KEY STAFF (ADMINISTRATORS).

Our company identifies this situation as a risk component relating "inadequate management of human talent" and, for the management of such risk the company implemented several administrative measures including the proposal to allocate human resources based on the Group's growth strategy; the design and implementation of a structure for staff replacement and the definition and development of an Integral Training Plan (PFI) for the company employees. Given the reasons above, we do not foresee any direct risks associated to the company's reliance on key staff that might affect the level of risk relating investment on the Common Shares offerred

C. RELIANCE ON A SINGLE BUSINESS SEGMENT.

Our core business in Colombia is the provision of electricity transportation services which generate 87% of our operating income (calculated on the basis of the 2006 annual report). Given that this activity is deemed a natural monopoly features, electricity transportation is defined in Colombia as a regulated business exposed to regulatory risks – like any business of the type –.

Although the transmission regulatory framework in Colombia has advanced notoriously, regulatory risks are evidenced on the periodic reviews carried on the scheme (which are also customary in this type of business). Reviews are aimed to make it consistent with the actual conditions for the provision of

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service where transmitters develop their activity. See "Impact from the regulations applicable to the Issuer and potential changes thereon".

D. DISRUPTION OF THE ISSUER ACTIVITIES, RESULTING FROM REASONS OTHER THAN LABOR RELATIONS.

On April 26, 2007, the entire SIN sustained a disruption in the transmission service which caused electricity failures in over 80% of the Colombian territory. The service was restored between 30 minutes and 4 and a half hours after the disruption, depending on the city or region affected. Our preliminary diagnosis on the causes that originated the interruption refers to operating breakdown. Based on our prior experience relating this type of disruption in the electricity transmission system, we believe that we might be the subject matter of claims for damages against third parties. We have not established any reserve for contingencies eventually resulting from any such legal actions. We believe that we will not be bound to pay any fines by reason of disruption in the electricity transmission service, as the unavailability did not reach the level set for application of fines in conformity with the CREG regulations. See "*Eventually, we may be accountable for losses and damages caused to third parties as a result of failures in our electricity transmission lines, as well as for disruption or disturbance non attributable to identifiable third parties*".

E. NO SECONDARY MARKET FOR SECURITIES OFFERED.

To the extent that our Common Shares are registered with the BVC, these are freely tradeable through the BVC transaction systems. The shares' greater or lesser tradeability shall be an indication for the base quotation price of the relevant securities During 2006, our shares were ranked ninth under the Stock Tradeability Index –IBA-, reported by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*).

Taking the above into account, and this not being the first issuance of our Common Shares but a "follow-on" issuance, there is a liquid secondary market for our shares, despite the reduced size of our present public market of securities; continuance and development of such market shall depend, among others, on the success of the Common Shares placement and the positive perspectives foreseen in the market for the relevant securities.

F. NO HISTORIC RECORDS RELATING TRANSACTIONS BY THE ISSUER.

Given that we are a company widly recognized in Colombia and in the remaining countries where we operate, having a four-decade history of operations (See History Overview), we foresee no direct risks associated to the company's performance that may affect the level of risk concerning investment on the Common Shares offerred. However, results in the forthcoming years may perform differently, compared with the results obtained to date.

G. NEGATIVE, INEXISTENT OR INSUFFICIENT RESULTS IN THE PAST 3 YEARS.

We foersee no risks h associated to negative, inexistent or insufficient operating results, likely to affect the level of risk concerning investment on the Common Shares offerred. See Financial Statements.

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H. DEFAULT ON THE PAYMENT OF BANK OR STOCK-TRADE LIABILITIES.

Throughout our history. we have always honored payment of our bank and stock-trade liabilities and, to date we are not aware of any circumstance that might entail changes on such trend. However, we may not assure that all resources obtained from this offering shall be sufficient pato pay all of our outstanding indebtedness under the U.S.$148 million credit agreement, scheduled to mature on August 29, 2007. If we fail paying our obligations payments under such agreement, may be accelerated in a manner that also encompasses the acceleration of payments under any other credit agreements. and, furthermore. bear a material adverse effect over our financial condition and over our ability to pay dividends and make other distributions. This may drop the market price of our shares and. consequently, lose all or part of the investment made on our shares.

I. NATURE OF THE BUSINESS CONDUCTED OR PURSUED BY THE ISSUER.

Success of our electricity transmission business depends, in part, on factors beyond our control.

All of the electricity transmitted by us is the ownership of third-parties. Consequently, a significant portion of our business depends on the actions implemented by those third-parties and many other factors beyond our control. The following factors, most of which are beyond our control, may have an adverse impact on our business:

- operational availability of the electricity transmission systems owned by other electricity transmission companies that are interconnected with our electricity transmission systems;
- review and adjustment of our Regulated Revenues by national electricity regulating agencies from the countries where we operate;
- actions adopted, rules enacted and policies implemented by national electricity regulating agencies from the countries where we operate:
- control of our operating costs and expenses;
- investments on electricity transmission assets having a rate of return insufficient to cover our operating and capital costs;
- inflation and fluctuations on interest and exchange rates;
- governmental regulations and laws in the countries where we operate; and
- economic conditions in the countries where we operate.

Our operations are subject to operational perils and non-insured risks, including aggressions and terrorism in the countries where we operate.

Our operations are subject to inherent risks customarily associated to the electricity transmission business, including break-up of electricity circuits, explosions. contamination, discharge of tixic substances, fire, adverse atmospheric conditions adverse and other perils, each of them capable of causing damages or destruction in our facilities or damages to persons and properties. In addition, our operations and assets face potential risks associated to aggressions and terrorism in the countries where we operate. Colombia has experienced several periods of criminal violence during the past four decades, mainly due to activities by guerrilla groups and drug cartels. As a response to those actions, the Colombian Government has implemented a number of security measures and

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has strengthened its police and military forces through creation of especialized units. Despite these efforts, guerrilla activities and other crimes associated to drug trafficking still exist in Colombia. These activities. their potential increase and the violence associated thereto may entail negative impact over the Colombian economy, whether in the present or in the future.

The government of the President of Colombia, Álvaro Uribe, reelected for the 2006-2010 period, is now implementing a plan mainly aimed at the protection of civil rights and the strengthening of democratic authority. However, it is possible that the mentioned plan fails to achieve its goals and the economic and social conditions may become deteriorated in the future. Our business or financial condition, or the market value of our shares and any dividend distributed by us may be negatively affected by changes on these Colombian and social economic conditions and. further by the response given to those conditions by the Colombian Government.

Furthermore, in the late 1980s. and early 1990s (1997), Peru underwent high levels of terrorist activity originated from Shining Path (*Sendero Luminoso*) and the Tupac Amaru Revolutionary Movement which aimed their violent actions against the government of Peru and the private sector. Although in the the past decade the Peruvian government made significant progress to eliminate all forms of terrorist activity, terrorism incidents might arise in the future, and the business, financial condition and results of operations of our subsidiaries in Peru might be adversely affected, as well as their ability to pay dividends or make other distribuciones.

Although we maintain insurance against many of those risks, to the extent and amounts we deem reasonable, these insurance do not cover all risks. Many of our insurance coverage bear substantial deductibles and self-insurance levels, as well as ceilings on our maximum recovery. Damages resulting from terrorist attacks perpetrated on our towers and other facilities totaled Col$12.37 billion, Col$15.34 billion and Col$19.97 billion in years 2004, 2005 and 2006, respectively. Consequently, our operations and financial condition might be adversely affected in the event of significant casualties not entirely covered under the insurance. See "Risks relating insurance coverage – *Our insurance coverage might not be adequate*".

Eventually we may be accountable for losses and damages caused to third parties as a result of failures in our electricity transmission lines as well as for disruption or disturbance non attributable to identifiable third parties.

According to the rules and regulations or contracts governing provision of our electricity transmission services in the countries where we operate, we might eventually become accountable for:

- losses and damages caused to third parties as a result of failures in the operation of our equipment or transmission facilities, which might cause disruption or disturbance on the distribution and/or transmission systems of third-parties, and
- disruption or disturbance non attributable to a given participant in the interconnected systems of the countries where we operate.

Although we maintain insurance against civil liability resulting from those events, to the extent and amounts that we deem reasonable, these might be insufficient to cover all losses or liabilities resulting from those events, thus giving rise to material adverse effects over our business, results of operations, financial condition and, hence over our ability to pay dividends or make other distributions. See "Risks Relating to Our Operations in Brazil".

On April 26, 2007, the entire SIN sustained a disruption in the transmission service which caused electricity failures in over 80% of the Colombian territory. The service was restored between 30 minutes and 4 and a half hours after the disruption, depending on the city or region affected. Our preliminary diagnosis on the causes that originated the interruption refers to operating breakdown. Based on our prior experience relating this type of disruption in the electricity transmission system,

we believe that we might be the subject matter of claims for damages against third parties. We have not established any reserve for contingencies eventually resulting from any such legal actions. We believe that we will not be bound to pay any fines by reason of disruption in the electricity transmission service. as the unavailability did not reach the level set for application of fines in conformity with the CREG regulations.

Expansion of our electricity transmission system through construction of new electricity transmission lines places us in a position to sustain construction and other risks, which might adversely affect the financial results of our business.

We may expand the capacity of our existing electric transmission networks by constructing additional electricity transmission lines Construction of any such facilities is subject to several regulatory, development and operational risks, including:

- our ability to timely obtain all necessary approvals and permits from the regulatory agencies, in terms that are admissible to us;
- potential changes on the national and domestic laws and regulations, including environmental requirements preventing continuance of a given project or increasing the advanced costs relating the expansion project;
- impediments on our ability to acquire rights of way or land rights in timely manner or with our advanced costs;
- our ability to build projects with our advanced costs, including risks relating potential material overcosts on due to inflation or increases on the costs of equipment, materials, workmanship or any other factors beyond our control; and
- default to commitments relating transmission, storage or production which may lead to losses on development costs.
- any such risks might prevent the project earnings. delay its completion or increase advanced costs thereon. Consequently, the new facilities might fail to achieve expected yields on the investment; the above may adversely affect our position financial or results of operations, as well as our capacity to pay dividends or make other distributions.

Our rights of way and other rights on real properties where we operate may be the target for attacks.

A significant portion of our electricity transmission networks are located on lands where we have acquired rights in conformity with license and easement agreements. Although we believe that all easements and licenses were prepared, obtained and recorded in accordance with the applicable laws, legal actions may be instituted with respect to the form, contents, priority or registration of such documents. or with respect to our compliance with the terms provided under such license and easement agreements. Additionally, we are involved in a number of proceedings concerning imposition of rights of way, which proceedings have commenced in the ordinary course of business and assigned to us under the acquisition of former lines.

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It might be difficult to enforce your shareholder rights if the SSPD takes over our business.

Ability of the purchasers to enforce their shareholder rights may be restricted if the SSPD takes over our business in Colombia. In our capacity as public service providers, we are subject to supervision by the SSPD. Pursuant to Law 142, the SSPD has the authority to takeover public service providers, if doing so is necessary to secure the continued provision of adequate public services.

The SSPD may takeover our business, if:

- we fail to provide or are unable to provide electricity transmission public services with the standards of continuity and quality rrequired by the law, and, where such provision is indispensable to preserve the public or economic order, or to prevent serious and undue damages to the users or to third-parties;
- we breach any material regulation applicable to us;
- we breach any of our material contracts;
- we fail delivering complete, true and timely information to the competent authorities;
- we breach any of the laws and/or regulations applicable to our business in Colombia and the SSPD finds such breach to be a clear indication as to our inability to que operate our business normally;
- any calamity or public order disturbance arises;
- cease our payments generally, or if we are at risk of ceasing the same; or
- enter into liquidation proceedings.

If the SSPD assumes control over the operation of our business in Colombia, our administration would be carried by an agent especially designated to that effect. Given the extensive powers of the SSPD, it is impossible to predict the impact that an eventual takeover would bear on the price of our shares, or for how long the payment of dividends might be delayed. We may not assure that, in conformity with the applicable laws, the SSPD will not takeover our business in Colombia in the future.

We have participated and, most likely, we will participate in significant transactions with our controlling shareholder, companies controlled by our controlling shareholder or other related parties, which may give rise to conflicts of interest.

We have participated and, most likely, we will participate in transactions relating the following issues, with our controlling shareholder, companies controlled by our controlling shareholder or other related parties.

- inter-company loans;
- collaterals; and
- subordinated indebtedness owed by our subsidiaries.

See "Financial Information of the issuer – Transactions with related parties entered during the precedent year".

Although our Good Governance Code and Bylaws provide that our operations with subsidiaries must be entered at market prices, and although the tax laws provide the need to set market prices for transactions with related parties from abroad, any of the above-mentioned transactions might contemplate terms not so favorable to us, vis-à-vis those terms negotiable with unrelated third-parties, and might further give rise to conflicts of interest. Furthermore, if we enetr into transactions with our subsidiaries it is possible that we encounter situations that entail conflicts of interest. Any such conflicts of interest might adversely affect our business or the shareholders's interest

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J. **RISKS GENERATED FROM PAYABLE FRINGE AND PENSIONAL BENEFITS; TRADE UNIONS.**

1. Retirement pensions

According to the individual labor agreements and collective bargaining agreements, we must pay retirement pensions to those workers who meet certain requirements of age and length of service. However, the Social Security Institute (ISS) and the Pension Manager Companies have assumed the largest portion of this obligation.

As of December 31, 2006, we had 653 (2005: 661) active employees, 118 (2005:138) of which are covered under the pension regime provided in individual labor agreements and collective bargaining agreements, while the remaining 535 (2005: 523) are subject to the regime contemplated in Law 100 of 1993. The above means that pension payments of the latter 535 workers are not assumed by us, insofar as we transferred assumption of such risk to third parties, that is, to the Pension Fund, through monthly payment of given quotas.

The actuarial calculation covers active personnel (118), retired personnel (292), postmortem allowances or pension substitution (34), quotas payable by ISA (12) and contingent personnel, including retired personnel who has provided services for 20 years or more (3).

As of December 31, 2006 84.21% (2005: 83.28%) of the projected liabilities has been amortized; increase on the amortization percentage was 0.93% as provided in Decree 051 of 2003, whereby the amortizable percentage of the actuarial calculation as of December 31, 2002 may be allocated on lineal basis until year 2023.

Taking the foregoing figures into account, as well as the company's accounting practices, we consider that there is no material risk on the matter.

2. Extra-legal benefits.

For the purposes of determining pension liabilities the company included extra-legal benefits accorded to pensioners, other than those required by the legal provisions. This practice was adopted as an action of prudence since year 2005, advancing the application of International Accounting Rules (NIC). The methodology for amortization of allowances and benefits is the same used for the amortization of pension liabilities; as of December 31, 2006, allowances and benefits are amortized in near 84.21% (2005: 83.28%), including the 0.93% increase (increase on the amortization percentage according to Decree Nº 051 of 2003). Accounting records are made in accounts separate from the actuarial calculation accounts. Balance pending amortization shall be acknowledged on lineal basis until year 2023, according to the scheme for amortization of pension liabilities applied by the Company.

Taking the foregoing figures into account, as well as the company's accounting practices, we consider that there is no material risk on the matter.

3. Trade Unions

As of September 30, 2007, we had 645 employees, 417 of which were professionals. Collective labor relations are regulated under two collective labor agreements: the Collective Bargaining Pact (*Pacto Laboral Colectivo*) and the Collective Bargaining Agreement (*Convención Colectiva de Trabajo*). In Colombia, 561 of our employees are a party to the Collective Bargaining Pact. The Collective Bargaining Pact establishes certain of our terms and conditions of employment and is

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subscribed to on an individual, voluntary basis by our employees. The Collective Bargaining Pact is not negotiated by a union or other representative body on behalf of our employees, but rather is developed through informal discussions between our management and employees. The current agreement expires in 2010. Of the remaining 84 employees, 51 belong to the Collective Bargaining Agreement *(Convención Colectiva Laboral)*, and the rest have individual labor agreements. The Collective Bargaining Agreement is negotiated by the ISA Employee Syndicate *(Sindicato de Trabajadores de ISA)*, on behalf of our employees who belong to the ISA Employee Syndicate. Under the Constitution and the Colombian law, our employees are not permitted to strike and the management deems the relationships with its employees to be generally sound The current Collective Bargaining Agreement expires in 2011 Based on the above information, we consider that there are no material risks relating trade unions

Relating our subsidiarias and/or affiliates, see "Risks Relating to Our Operations in Brazil".

K. RISKS INVOLEVD IN THE CURRENT STRATEGY OF THE ISSUER.

Risks relating growth strategy.

Under our corporate strategy we seek "*capturing growth opportunities in the market to generate new revenues; to that effect we actively participate in the markets where we are involved, as well as penetrating other countries in Latin America, to develop further markets by means of energy integration and exploring prospective gas transportation activities*[11]".

Core risks associated to the growth strategy implemented by our Economic Group refer to "risks relating inadequate decisions on new businesses", and "risks relating inadequate Corporate Government". In the management of these risks and given our condition as parent company of the Economic Group we follow the guidelines provided for the corporate growth strategy and other criterion set out in investment policies.

Other risks relating the growth strategy and investment on new businesses are the following:

- Macroeconomic risks mainly associated to exchange rate and inflation in the various countries where we hold investments.
- Regulatory risks concerning changes on the concessions economic and financial conditions.
- Social and environmental risks associated to the presence of communities and natural resources in the zones designated for project development and operation.
- Risks relating political decisions, measured as per the incidence of any such decisions over the conditions adequate to develop our business.
- Competition risks relating other agents' ability to participate and provide better conditions in bid processes, invitations, services provision or any other projects, insofar as these might rely on larger financial resources and competitive rates.
- Funding risks relating the raising of resources to fund the development of new projects and acquisitions
- Human capital risks relating the solicitation of individuals having specific skills for the development of activities associated to infrastructure construction and operation.

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[11] ISA 2006 Annual Report– Book II (p.41)

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If we increase our financial leverage, our financial condition may be adversely affected.

As a part of our strategy to enlarge our business, ourselves, whether directly or through our subsidiaries and related companies, have recently increased our financial leverage, which may be increased in the future to fund capital expenses, as well as the development and construction of new electricity transmission lines and/or the acquisition of electricity transmission assets. As of September 30, 2007, our total consolidated indebtedness totalled Col$4.494.02 billion. If we increase our financial leverage, risks aassociated to us may increase and, therefore, become unable to meet some of our contractual obligations relating minimum financial ratios.

Furthermore, to increase our financial leverage we will most likely be required to pagree on more restrictive commitments plus entailing further limitations on the way we manage our business and our ability to dispose or encumber our assets. On January 29, 2007, ISA Capital made two concurrent Rule 144A/Reg. S offerings of senior notes in the total amount of $554 million, or the ISA Capital Note Offenngs. The ISA Capital Note Offerings are currently secured by a first priority pledge on approximately 55.92 million CTEEP Common Shares owned by ISA Capital. The indentures that govern the ISA Capital Note Offerings contain covenants that restrict ISA Capital from assuming indebtedness, creating encumbrances, selling assets, and merging or amalgamating. Such "*indentures*" also prohibit the payment of dividends by ISA Capital until the time when the notes are paid in full. Furthermore, under the terms of the credit agreements entered into by our subsidiaries in Peru and Bolivia in connection to expansion or development of their electricity transmission assets, such subsidiaries' ability to pay dividends and other distributions to us, has been restricted and made subject to conditions including achievement of certain benchmarks relating projects completion or performance, compliance with certain financial tests and the inexistence of defaults or events of default. See "Chapter 5 – Comments and Analysis by the Management on the Results of Operations and Financial Condition of the Issuer and its Subsidiaries - Restrictions agreed with the subsidiaries to transfer resources to the company" and CTEEP Appendix

In addition, incurring in any further indebtedness on our side or on the side of our subsidiaries and related companies, and any adverse changes on interest rates or exchange rates associated to such indebtedness would lead to increases on financial expenses, and the consequent reduction of our net revenues; consequently, this may affect our ability to pay dividends or make other distributions.

L. VULNERABILITY OF THE ISSUER VIS-À-VIS VARIATIONS ON EXCHANGE AND/OR INTEREST RATES.

Exchange rate risks may adversely affect our results of operations and financial condition.

Colombian peso and the remaining currencies from the countries where we and our subsidiaries operate, have been subject to significant devaluation and appreciation vus-à-vis U.S. Dollar and may be subject to significant fluctuations in the future.

Historically, a significant portion of our indebtedness and the indebtedness of our subsidiaries has been denominated en U.S. dollars and other currencies (including Euros, Peruvian soles and Brazilian reais) and, although a significant portion of our revenues is linked to changes on inflation indexes, consumer prices and producer prices, generally we have been and continue to be exposed to fluctuations on the currencies from the countries where we operate vis-à-vis U.S. Dollar and the remaining currencies in which our indebtedness and the indebtedness of our subsidiaries has been denominated. Although we hedged 100% of our exposure to foreign currency in Brazil under the

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ISA Capital Note Offering, by means of derivative transactions, we may not assure that these measures will be sufficient to mitigate the potential impact over our operations and financial condition in case of drastic fluctiations on exchange rates. Furthermore, given our obligation relating payment of interest, premiums and other amounts under las ISA Capital Note Offering, such liabilities are only covered as to the first two instalments of interest; in the event of fluctuations on the exchange rate of Brazilian reais and U.S. Dollar, we eill be forced to use further cash generated from the payment of dividends by CTEEP and denominated in Brazilian reais to make those payments of interest, premiums and other amounts denominated U.S. dollars.

Given such exposure, any cash generated by us and our subsidiaries may substantially decrease when the currencies from the countries where we operate are subject to devaluation in front of the U.S. Dollar. Future volatility on the Colombian peso exchange rate, and other currencies of our revenues or expenses (Brazilian reais, Peruvian soles and Bolivian pesos included), in front of U.S. Dollar, may adversely affect our results of operations, financial condition and results of operations and our capacity to pay dividends or make other distributions. See "Chapter 5 – Comments and Analysis by the Management on the Results of Operations and Financial Condition of the Issuer and its Subsidiaries – Impact from inflation and exchange rate fluctuations".

M. RELIANCE ON LICENSES, CONTRACTS, TRADEMARKS, KEY STAFF AND OTHER ITEMS NOT OWNED BY THE ISSUER.

Our concessions and licenses, which authorize us to transmit electricity in the countries where we operate might be subject to early termination and caducity, and might be of limited duration, without assurance as to their renewal.

We are authorized to transmit electricity in Brazil, Bolivia and Peru in conformity with concessions and licenses granted by the competent governmental authorities from those countries. Operational efficiency of the electricity transmission systems in the countries where we operate is measured in terms of availability of our assets, compared to to the availability targets for interconnected systems established by the governmental authorities in those countries. If we breach our obligations under our concession or licenses or if we fail complying with the rules and regulations from such countries, we may be subject to penalties imposed by the relevant authorities, including warnings, fines, temporary suspension of the right to participate in bid processes, takeover, intervention, termination or caducity of the relevant concessions or licenses. In addition, our concessions and licenses are subject to expropriation or early cancellation, for public interest reasons. Either of the above-mentioned penalties or the expropriation of our concessions by any governmental authority may entail material adverse effects over our business, results of operations, financial condition and our ability to pay dividends or make other distributions.

Although we do not transmit electricity in Colombia under concessions or licenses, the local authorities in Colombia may takeover the control of our operations if the continued provision of our electricity transmission services is at risk. See "*Regulatory agencies and other governmental authorities in countries where we operate may penalize or, in certain cases, takeover the control of our concessions and licenses if we breach the terms of our concession or license contracts or the rules and regulations applicable to our business in those countries*".

Furthermore, the concession or license contracts, as the case may be, alowing our operations in Brazil, Bolivia and Peru provide a limited duration. There is no assurance that we will renew those contyracts after their expiration or that we will be granted with new concession or licenses in terms and conditions similar to those presently in force. If no such renewal is obtained, or if the terms and conditions thereof are less favorable than the present onces, the expiration or renewal of our concession or license contracts in the future may entail material adverse effects over our business,

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results of operations, financial condition and our ability to pay dividends or make other distributions. See "Risks Relating to Our Operations in Brazil".

Regulatory agencies and other governmental authorities in countries where we operate may penalize or, in certain cases, takeover the control of our concessions and licenses if we breach the terms of our concession or license contracts or the rules and regulations applicable to our business in those countries.

Under the concessions, licenses and rules governing our provision of electricity transmission services debwe must observe given quality, safety and maintenance standards in connection to our electricity transmission assets. The competent authorities in the countries where we operate may impose fines, penalties and restrictions in case of default or breach to our contractual or legal obligations concerning those standards. In addition to such fines, penalties and restrictions, the competent authorities may takeover the control of our operations to secure adequateoperation of our electricity transmission facilities and compliance with the applicable laws and regulations. In Colombia, some events of service interruption might give rise to fines or, in extreme cases, to more severe penalties such as takeover of our operations by the SSPD; the above will in turn derive into a reduction of our regulated revenues. Any of the above-mentioned penalties or takeover by the governmental authority upon our concessions or the assumption of the control of our operations pmay have material adverse effects over our business, results of operations, financial condition and our ability to pay dividends or make other distributions. See "Risks Relating to Our Operations in Brazil".

Expansion of our electricity transmission networks shall be conditioned to obtention of permits, licenses and rights of way, and, if we require further indebtedness, to approval by the DNP and the MHCP.

Our ability to engage in expansion projects shall be subject, among others, to numerous business, economic, regulatory, competition and political uncertainities that are beyond our control. Therefore, we may not assure the undertaking of expansion or enlargement projects and, if undertaken, the success thereof.

Success of an expansion project might be conditioend, among others, to the following factors:

- other entities' construction of new and competitive electricity transmission lines, after obtaining regulatory approvals as required;
- our ability to procure regulatory and environmental permits and approvals as required.

We might also require further capital to fund expansion projects. If we fail generating sufficient funds or assuring funding in the future, we may be compelled to delay or surrender any prospective expansion projects. In addition, prior to our undertaking of any new indebtedness, we erquire the approval from the DNP and the MHCP. Failing such prior approvals we are not empowered to undertake any further indebtedness necessary to fund our operations and expansion plans. Furthermore, prospective expansions may exceed the costs foreseen for completion thereof, and such costs in excess may be unrecoverable. Any of these factors may have material adverse effects over our business, financial condition and results of operations, and our capacity to pay dividends or make other distributions.

N. SITUATIONS INVOLVING COUNTRIES WHERE THE ISSUER OPERATES.

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1. General Aspects.

Economic fluctuations in Latin America are likely to affect our results of operations.

All our operations are located en Latin America. Although in principle we only operated in Colombia, by means of acquisitions and investments strategic, we have expanded our operations throughout Latin America In 2006 our operations outside Colombia generated near 51% of our consolidated operating income, and losses which reduced our consolidated operating income in near 33%. Consequently, our consolidated operating income is sensible to the performance of Latin American economies, particularly Brazil. If the local, regional or worldwide trends economic adversely affect the economy in any of the countries where we hold investments or operations, our business, results of operations, financial condition and our ability to pay dividends or make other distributions might be adversely affected.

Economic trends adversely affecting the economies of an emerging country in the South American region may spread to all countries in the region and to the securities issued by issuers from the region. Thus, crisis occurred in other countries having emerging markets may reduce the interest of investors relating securities offered by issuers in Latin America, and render difficult or impossible for ourselves and our subsidiaries to access capital markets in terms admissible to restructure our indebtedness, to fund our operations and the growth of our business. Given the characteristics of the electricity industry (which requires major investments on operational assets) and given our financial needs, if the access to capital and credit markets is restricted, we may encounter difficulties to complete our investment plan and to restructure our liabilities; the above may adversely affect our business, result of operations, financial condition and our ability to pay dividends and other distributions.

Economies in the Latin American countries where we operate are featured by often and, occasionally, drastric intervention by governmental authorities, which may adversely affect our business.

Often, the governmental authorities have modified their monetary, credit, tariffs and other policies, to influence on the course of Colombia, Brazil, Bolivia and Peru economies. These governmental actions to control inflation and implement other policies usually involve controls over salaries, prices and tariffs, as well as other intervention measures including bank account freezing and capital controls. Changes on the governmental authorities policies with respect to tariffs, exchange controls, regulations and taxes might adversely affect our business and financial results, like effect might arise from inflation, devaluation, social instability and other economic, political or diplomatic occurrences, including responses from governments in the region in view of the circumstances. If the governmental authorities intervene in any of the countries where we operate, it might reduce yields on our business and, therefore, our business, financial condition and our ability to pay dividends or make other distributions might be adversely afectadas.

Examples of those intervention actions likely to affect our business in the countries where we operate include recent measures adopted by the government of Bolivia, such as (i) creation of the so called "*Tarifa de Dignidad*" (Dignity Fees) which compelled companies in the electricity sector to reduce 25% over the tariffs charged to low electricity consumption consumers, and (ii) implementation of nationalization policies aimed at recovering control and ownership of numerous companies privatized during the 1990s. Since the introduction of those policies, the Bolivian Government has, among others:

- Compelled all gas and oil companies to deliver all of their production to the State-owned company *Yacimientos Petrolíferos Fiscales Bolivianos* – YPFB; assessed higher taxes on

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oil and gas production and demanded the execution of new operation contracts. Although private oil and gas companies agreed to amend their contracts, the process is still pending and the government takeover of refinery facilities remains to be the subject matter of disputes;

- Nationalized the *Vinto* facilities for tin foundry formerly owned by a foreign investor from the private sector; and
- Created a special negotiating team for the purposes of nationalizing Entel Bolivia, a telecommunications company that was privatized near ten (10) years ago.

Governments in the countries where we operate exert significant influence over their economies. Political and economic conditions may have direct impact over our business.

Governments in the countries where we operate often intervene their economies and introduce material changes on their fiscal and regulatory policy. Our business, results of operations or financial condition might be adversely affected from any such changes on the government policies, as well as by reason of de los as well as por:

- rules and regulations enacted by the MHCP relating our indebtedness;
- exchange rate fluctuations;
- inflation;
- price instability;
- changes on interest rates;
- fiscal policy;
- liquidity in the domestic credit and capital markets;
- controls over capital flows;
- restrictions on foreign trade; and
- other political, diplomatic, social and economic issues involving the countries where we operate or the international markets.

Measures adopted by governments in the countries where we operate aimed at maintaining economic stability and, also, speculation with respect to ta future measures, are likely to generate uncertainty in the economies of such countries, increase of volatility in the domestic securities and exchange markets, and adversely affect our business, results of operations and financial condition, and our ability to pay dividends and make other distributions.

We might afce expropriation or similar risks in the countries where we operate.

Almost all our assets are located in Colombia, Brazil, Peru and Bolivia, and, like in the case of all companies holding assets devoted to provision of public services in emerging country markets, we are subject to political, economic and other uncertainty, including expropriation, nationalization, renegotiation or voidance of existing contracts, exchange restrictions and international monetary fluctuations. We may not secure that our business, financial condition and operating results will not

be affected if any of such events occur and, also, that our ability to pay dividends and make other distributions will not be adversely affected.

Given that all of our assets are substantially destinated to electricity transmission, these will not be available for liquidation in case of bankruptcy and may not be subject to seizure to secure execution of a court ruling.

Our electricity transmission assets are used to provide essential public services in the countries where we operate. In such countries, those assets would not be available for liquidation in case of bankruptcy, insolvency or seizure to secure payment under court rulings. Furthermore, if we become insolvent or enter into bankruptcy proceedings in any such countries, including Colombia, our assets (i) shall revert to the relevant local government, or (ii) would be subject to control or possession by the relevant local government as a mechanism to secure continued provision of the public services in those countries. Despite the fact that in such cases we might be entitled to compensation from the, any compensation paid by such government may be lesser than the amount of our indebtedness and other of our or our subsidiaries obligations in the time being; in such case, we may lack of available funds to pay dividends or make other distributions.

Changes on taxation laws in the countries where we operate may entail adverse impact over ourselves and the holders of our Common Shares.

Nevertheless, some of our subsidiaries have served as vehicles to enter into legal and taxation stability agreements with the governments from the countries where we operate; those governments have recently implemented, and may once again implement changes on the fiscal laws likely to adversely affect ourselves and our shareholders. These changes include alteration of tax rates and, occasionally, charges of temporary fees concerning specific governmental purposes. Some of these measures may lead to tax increases and the impossibility of achieving timely and full indexation of our revenues, the above may lead to adverse material effects over ourselves and our ability to pay dividends.

Furthermore, the national and local authorities responsible for tax collection in the countries where we operate have differently interpreted the tax regulations; such interpretations may differ from the ones we uphold and rely on. We may not assure that taxation authorities, whether domestic or national, are to interpret and analyze the taxation laws and regulations in the same line as we do. Divergent interpretations may lead to future disputes on taxation and related cost issues.

2. Risks relating to our operations in Brazil.

A substantial portion of our revenues is attained in Brazil; therefore, to a large extent, we depend on the economic conditions and policies from Brazil.

As of September 30, 2007, we obtained 55.19% of our operating income from revenues generated by our subsidiary CTEEP. CTEEP's properties, its operations and customers are located in Brazil. Many of CTEEP suppliers are located outside Brazil and their prices are denominated in foreign currency. Accordingly, CTEEP's financial condition and results of operations greatly depend on the macroeconomic conditions or policies prevailing from time to time in Brazil and the exchange rates between the Brazilian reais and such other currencies.

Any adverse material effect on CTEEP's financial condition de results of operations will materially and adversely affect our financial condition and results of operations, and, consequently, our ability to pay dividends and make other distributions.

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ISA Capital may be bound to make substantial payments to the Government of Sao Paulo, inconnection to Purchase Price Adjustments .

Law No. 4,819 of August 26, 1958 enacted in the State of Sao Paulo, or Law 4,819/58, created a supplemental defined benefit pension plan for employees of companies controlled by the State Government of Sao Paulo, or the State Government of Sao Paulo, applicable to former employees and retirees of CTEEP and of CTEEP's predecessors employed until 1974. Prior to ISA Capital acquisition of 21.00% in CTEEP, the State Government of Sao Paulo - through CTEEP – made payments on account of liabilities arising under this plan directly to Fundação CESP, a non-profit entity organized under the laws of Brazil. However, in 2004, the State Government of Sao Paulo determined that its liability to the beneficiaries of Law 4,819/58 did not include certain extraordinary compensation items, such as certain overtime compensation and additional compensation for hazardous working environment and dangerous working condition, and should be further reduced to account for withholding of social security obligations and the application of certain limitations allegedly applicable to payments by the State Government of Sao Paulo. As a result of the position taken by the State Government of Sao Paulo, numerous retirees and former employees of CTEEP entitled to the benefits contemplated by Law 4,819/58 commenced lawsuits against CTEEP and obtained court orders that require CTEEP to continue to make payments of the full benefits contemplated by Law 4,819/58, notwithstanding the position taken by the State Government of Sao Paulo.

According to Edital No. SF/001/2006 Alienação de Ações do Capital Social da CTEEP — Companhia de Transmissão de Energia Elétrica Paulista, or EDITAL, and the share purchase agreement entered into by ISA Capital with the State Government of Sao Paulo on July 26, 2006, or the Share Purchase Agreement, the government of Sao Paulo acknowledged that it is liable for payments owed to former employees and retirees retirees under Law 4.819/58 up to the amounts indicated in the Share Purchase Agreement, excluding line items relating extraordinary compensation and other limitations described in EDITAL and in the Share Purchase Agreement. The Share Purchase Agreement finds that those excemptions of liability benefiting the State Government of Sao Paulo amount to an average of near R$135 million per year, up to 2015. In addition, the Share Purchase Agreement provides that the State Government of Sao Paulo shall erimburse to CTEEP all amounts required in conformity with any rulings entered against CTEEP, in connection to claims under the supplemental pension plan defined by Law 4,819/58, subject to the above-mentioned deductions and limitations and expressly set forth in the Share Purchase Agreement As a part of the sale of 31,340 million CTEEP Common Shares representing 50 10% of the CTEEP Common Shares and 21.00% of the total issued and outstanding shares of CTEEP's capital stock sold by the State Government of Sao Paulo by means of public bid, conducted at BOVESPA in conformity with Federal Law No. 8,987 of February 13, 1995, State Laws Nos. 9,361 of July 5, 1996 and 11,930 of May 20, 2005, and Edital No. SF/001/2006 Alienação de Ações do Capital Social da CTEEP - Companhia de Transmissão de Energia Elétnca Paulista, or the CTEEP Privatization Program, the State Government of Sao Paulo determined R$24.11 as minimum purchase price per each lot of 1,000 shares, which amount, in accordance with EDITAL and the Share Purchase Agreement, reflects a reduction in the State Government's valuation of CTEEP by an amount equal to the difference between the amounts paid and estimated to be paid by CTEEP to the beneficiaries of Law 4,819/58 and the amounts which the State Government of Sao Paulo has agreed to pay to ISA Capital on account of such liabilities pursuant to the Share Purchase Agreement.

According to the mechanism for adjustment of the purchase price provided in EDITAL and in the Share Purchase Agreement, or the Purchase Price Adjustment, ISA Capital is required to pay to the State Government of Sao Paulo on an annual basis, as additional consideration, an amount equal to approximately 21% of the positive difference between the amounts estimated in the Share Purchase Agreement including those payable by CTEEP in conformity any awards under Law

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4,819/58 proceedings, during each year and for which CTEEP is not entitled to reimbursement from the State Government of Sao Paulo, and any amounts actually paid by CTEEP to the relevant beneficiaries during ese year and for which CTEEP is not entitled to reimbursement from the State Government of Sao Paulo. In addition, if CTEEP obtains a final, non-appeallable judgment releasing it from any further liability in connection with the payments to the beneficiaries of Law 4,819/58, ISA Capital will be required to pay to the State Government of Sao Paulo, as additional consideration, a final Purchase Price Adjustment equal to approximately 21.00% of the net present value of the remaining annual estimates of such payments set forth in the Share Purchase Agreement, and ISA Capital will no longer be required to pay the annual Purchase Price Adjustment

In addition to the cash consideration paid for the mandatory public offering of shares, ISA Capital is required to pay those shareholders of CTEEP who sold their shares on occasion of the mandatory public offering of shares, as additional consideration, an amount per share of CTEEP common stock equal to 80% of the amount per share of CTEEP common stock that ISA Capital is required to pay to the State Government of Sao Paulo pursuant to the Purchase Price Adjustment ISA is jointly and severally liable with ISA Capital for the obligations of the latter to the Government of Sao Paulo, and to the the shareholders and former shareholders of CTEEP who participated mandatory public offering of shares with respect to the Purchase Price Adjustment.

ISA Capital's Financial Statements as of September 30, 2007 show long-term liabilities for near R$318.41 million (near R $310.96 million (equivalent to $342 13 billion) to honor its liabilities to the State Government of Sao Paulo and the OPA investors with respect to Purchase Price Adjustments under Law 4,819/58.

The amounts which the State Government of Sao Paulo may required to be paid by ISA Capital on account of Purchase Price Adjustments, as well as all obligations under Law 4,819/58, for which ISA Capital shall not receive any compensation from the State Government of Sao Paulo, might be significant and may adversely affect CTEEP's business, results of operations, financial condition and its ability to pay dividends or make other distributions; therefore, these were provisioned and are updated on monthly basis due to monetary variations.

Our capacity to administer CTEEP is subject to limitations and restrictions resulting from the rules governing the CTEEP Privatization Program and the CTEEP Concession Contracts.

In acquiring CTEEP shares under the CTEEP Privatization Program, ISA Capital agreed on certain restrictions and commitments relacting the CTEEP, including, among others, restrictions with respect to termination of employment contracts, relocation of CTEEP's main headquarters, continuance of the benefits and pension plan offered by CTEEP to its employees, and lcontinuance of CTEEP's support financial to some non-profit organizations.

As a result of these restrictions and commitments, CTEEP's ability to make administrative decisions, including those concerning implementation of its business strategy, shall be subject to limitations.

CTEEP's ability to implement its business strategy is subject to several factors.

The strategy aimd at the expansion of CTEEP activities in the electricity transmission sector depends on CTEEP's ability to:

- be granted with rights to construct and operate new transmission lines and substations, under bids public;
- satisfactorily complete the construction of new transmission projects, prevent construction delays, unforeseen costs exceeding CTEEP's budget, engineering and environmental

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problems, and avoiding or settling labor issues and legal disputes relating underlying properties; and

- maintain available cash funds and credit facilities to fund transmission projects and CTEE's operations.

Any such factors may have an adverse impact over CTEEP's ability to perform its business strategy and to generate sufficient funds to pay dividends or make other distributions.

The Brazilian Federal Government and the State Government of Sao Paulo, which may have interests differing from ours, hold a substantial portion of CTEEP's capital stock.

The Brazilian Federal Government, indirectly holds a total of near 9.85% of CTEEP Common Shares, and near 37.60% of CTEEP capital stock. The State Government of Sao Paulo directly and indirectly holds near 13.37% of CTEEP preferred shares and near 7.76% of CTEEP capital stock. The rights of the Brazilian Federal Government and the State Government of Sao Paulo as CTEEP shareholders may restrict the entity's abillity to respond in view of the market progresses, to participate in given transactions or to otherwise introduce changes on its business and operations; furthermore, it may expose CTEEP to public or political pressure, likely to affect CTEEP's business, results of operations, financial condition and its ability to pay dividends or make other distributions.

CTEEP is subject to exetnsive regulation and governmental laws relating the Brazilian electricity industry, which may affect its bussiness, results of operations and financial condition.

Core activities of CTEEP—implementation, operation and maintenance of electricity transmission systems— are regulated and supervised by the Brazilian Federal Government through several authorities including BMME, ANEEL and ONS. Historically, the authorities have exercised significant influence over CTEEP's activities. BMME, ANEEL and ONS have discretional authority to implement, modify and interpret policies and rules applicable to the various aspects of CTEEP business. The areas most affected include operations, maintenance and safety.

CTEEP has two long-term concessions for the provision of electricity transmission services in the State of Sao Paulo under concession contracts entered into with ANEEL, on behalf of the Brazilian Federal Government (hereinafter referred to as the "Concession Contracts"). Concession Contract No. 059/2001, of June 20, 2001, or Concession Contract 059/2001, refers to the primary substations and electricity transmission lines of CTEEP and expires in 2015. Concession Contract No. 143/2001, of December 21, 2001, or Concession Contract 143/2001, refers to the Chavantes–Botucatu electricity transmission line and expires in 2031. Concession Contracts are also subject to ANEEL's decision-making authority. CTEEP Regulated Revenues are determined in conformity with the Concession Contracts entered into with ANEEL, and are subject to ANEEL's decision-making authority. The Concession Contracts provide two types of rate review: (1) annual adjustment, designed to setoff inflation effects over tariffs; and (2) special review, concerning changes on laws or unforeseeable events beyond the control of CTEEP and likely to cause increases on its operating costs. Concession Contract 059/2001 also contemplates a periodic review, to take place every 4 years and designed to respond to other variations on CTEEP's costs and rates of return on invested capital, or Periodic Review of Permitted Annual Revenues.

Any significant regulatory measure adopted by BMME, ANEEL and ONS may entail significant burden over CTEEP activities, and may have a material adverse effect over its business, results of operations and financial condition.

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Decisions contrary to judicial proceedings where CTEEP is a party, may adversely affect our consolidated results of operations and financial condition.

CTEEP is a party to several judicial proceedings involving material claims. These proceedings refer to a wide range of subjects, including administrative proceedings, labor claims, regulatory charges and taxes and contractual disputes. In addition, CTEEP is a party to several judicial proceedings which commenced earlier or later than the spin-off that led to the establishment of CTEEP in 1999; these proceedings involve obligations relating assets segregated from CESP—Companhia Energética de São Paulo, a vertically-integrated State-owned electricity generation, transmission and distribution company, or CESP, and transferred to CTEEP and, on occasion of the merger of EPTE—Empresa Paulista de Transmissão de Energia Elétrica S.A., or EPTE, with CTEEP EPTE was established once Eletropaulo—Eletricidade de São Paulo S.A., a vertically-integrated State-owned electricity generation, transmission and distribution company, or Eletropaulo, approved the Protocol for Partial Spin-off of Eletropaulo (*Protocolo de Cisão Parcial da Eletropaulo*), the Eletropaulo Spin-off Protocol, whereby the assets, liabilities and concession rights of Eletropaulo were transferred to three different companies in order to segregate generation, transmission and distribution business of Eletropaulo. Under the Eletropaulo Spin-off Protocol, all of Eletropaulo's assets, liabilities and concession rights for electricity transmission were transferred to EPTE.

Many of those proceedings, including the executive action filed by Centrais Elétricas Brasileiras S.A., a stock company controlled by the Brazilian Federal Government, or Eletrobrás, against Eletropaulo in 1989 and CTEEP as successor of EPTE, also involve substantial claims.

As of September 30, 2007 the total amount of reserve devoted to those proceedings and reflected on CTEEP's unaudited provisional financial information acounted to R$198.60 million (near Col$218.5 billion). CTEEP believes that the amount of this reserve is coherente consistent with the Brazilian GAAP and CTEEP's provision policies. In addition, as of September 30, 2007, CTEEP had deposited near R$8.35 million (near Col$9 19 billion) to the order of Brazilian courts, on account of prospective liabilities payable by CTEEP under any such proceedings. Given that we derive 57.16% from CTEEP's consolidated net income we may be negatively affected in case of a final decision and/or insufficient reserves negatively affecting CTEEP's business, financial condition and ability to pay dividends or make other distributions.

CTEEP's concessions authorizing it to transmit electricity, are subject to early termination and caducity under given circumstances.

If CTEEP defaults its obligations under the Concession Contracts or under the applicable regulations and rules, it may be exposed to penalties by ANEEL, including warnings, fines, temporary suspension of the right to participate in bids, takeover and termination of the relevant concession. Penalties applicable by ANEEL vary according to the nature of the breach and the magnitude of the damages caused to users, as well as penalties antformerly imposed to CTEEP in the past four years, due to breach of Concession Contracts. If CTEEP files legal or administrative actions to face any such penalties, their application will be stayed while the relevant cases are settled.

Under given circumstances, following a breach to concession contracts, ANEEL may assume control over CTEEP's concession by issuing a resolution therein indicating the period, reasons, objetives and limitations of the mentioned assumption of control by ANEEL, and designating a receiver or administrator to manage the concession. Within 30 days following issuance of the resolution, ANEEL is erquited to commence administrative proceedings to justify its assumption of control and to evaluate the consequences of the underlying default. If these proceedings are not concluded within 180 days thereafter, the assumption of control shall be voided.

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In addition. ANEEL is empowered to terminate CTEEP's concessions prior to their expiration, by means of a warrant of expropriation or caducity.

Expropriation is the early cancellation of a concession due to public interest reasons.

Declaration of caducity entails repealing CTEEP's concessions as a consequence of CTEEP's breach to its obligations under the relevant concession contract. If CTEEP breaches its obligations under the Concession Contracts, whether in whole or in part, ANEEL may revoke the relevant concession or impose legal and contractual penalties, as applicable. Specifically, ANEEL may declare caducity of the concession if:

- CTEEP provides inadequate or defficient services based on the rules, criterion, indexes and parameters relating service quality del;
- CTEEP breaches the applicable laws and regulations;
- CTEEP ceases the provision of electricity transmission services, except in *force majeure* events;
- CTEEP is no longer in economic, technical or operational condition to maintain adequate level of services under the concession;
- CTEEP fails to satisfy any penalties imposed in case of default, within the stated deadlines;
- CTEEP fails to cure any serious disruption in the provision of electricity transmission services, following ANEEL's instruction to do so; or
- the entry of a final unappelable decision against CTEEP by a competent court, adjudging CTEEP's liability for the non payment of taxes, including social security.

If ANEEL determina que CTEEP incumple cualquiera de sus Concession Contracts, primero deberá dar a CTEEP information detallada del incumplimiento alegado and indicar el tiempo during el cual CTEEP puede tratar de remediarlo Para declarar la caducity de la concession, ANEEL necesitará demostrar el incumplimiento alegado en un proceso administrativo and CTEEP tendrá la oportunidad de defenderse. If se emite una decision adversa. ANEEL puede declarar la caducity de la concession of CTEEP.

In case of cancellation of a concession contract, or the issuance of a warrant instructing expropriation or caducity of CTEEP's concession, the latter shall be entitled to compensation from ANEEL, for investments made on assets related to the provision of electricity transmission services, to the extent that CTEEP has not recovered those investments by means of Regulated Revenues under the Concession Contracts However, caducity may occur without need of a decision as to whether ANEEL dis bound to compensatec CTEEP for any investments made in connection to the concession subject matter of caducity.

Folloing the declaration of caducity, the Brazilian Federal Government shall not be liable to any third parties or to the employees of concessionaire, effective on the caducity date. In addition, if ANEEL believes that a concession contract would be detrimental for the adequate provision of electricity transmission services contemplated under such agreement, ANEEL may commence an administrative case to cancel the relevant concession contract

In turn, CTEEP may seek termination of its Concession Contracts if a court determines that the Brazilian Federal Government breached a concession contract.

The compensation to which CTEEP is entitled in case of early termination of its Concession Contracts due to expropriation, caducity or cancellation, may be lesser than the current value of the assets relating those concessions Additionally, if any of the Concession Contracts is terminated as

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a result default to CTEEP's obligations, the Brazilian Federal Government would be accountable for the compensation only after the termination and, the amount of such compensation may be significantly reduced by reason of fines, penalties and damages caused to the Brazilian Federal Government and/or ANEEL.

ANEEL may impose penalties on CTEEP or assume control over its concessions if CTEEP defaults the terms under its Concession Contracts or the applicable rules and regulations.

CTEEP must keep certain quality, safety and maintenance standards with respect to its electricity transmission assets. ANEEL may impose penalties and restrictions on CTEEP due to default or breach to its legal and contractual obligations relating the mentioned standards. Depending on the nature dof the breach or default, CTEEP may be subject to any of the following measures:

- warnings;
- penalties up to 2% of CTEEP's revenues earned during the 12-month period precedent to the breach;
- judicial requirements preventing the construction of new transmission facilities or the purchase of new equipment;
- restrictions on the operation of existing equipment and transmission facilities;
- temporary restriction to participate in bid processes relating new concessions; and
- early termination CTEEP's concessions.

In addition to the above-described penalties, ANEEL may assume control (takeover) of CTEEP's concessions or assume its operations to secure adequate functioning of CTEEP's electricity transmission facilities and compliance with the applicable laws and regulations. Any of the above-mentioned penalties or takeover by ANEEL of CTEEP's concessions or its operations puemay entail material adverse effects on CTEEP's business, results of operations, financial condition and ability to pay dividends or make other distributions.

CTEEP is liable for losses and damages caused to third parties as a result of failures in its electricity transmission lines, as well as for disruption or disturbance non-attributable to participant identified under the BSIN.

CTEEP is liable for:

- losses and damages caused to third parties as a result of failures in the operation of its equipment or transmission facilities, leading to disruption or disturbance on the distribution and/or transmission systems; or
- interruption or disturbance non-attributable to a participant in the BSIN. Damages are allocated as follows: 35.7% to distributors, 35.7% to generators and 28.6% to transmission companies, CTEEP included.

Neither ANEEL, ONS or the users of CTEEP's electricity transmission system are insured against such losses and disruption. Consequently, any losses u obligations resulting from such may entail material adverse effects over CTEEP's business, results of operations, financial condition and its ability to pay dividends or make other distributions.

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CTEEP has significant pension liabilities likely to increase due to future actuarial adjustments and the outcomes of pending litigations regarding CTEEP's plans pension.

September 30 1997. Eletropaulo entered into an agreement with EPTE whereby certain pension liabilities of Eletropaulo a Fundação CESP (a non-profit entity established under the laws of Brazil, or Fundação CESP) were transferred to by Eletropaulo to EPTE under EPTE's spin-off process. Those pension liabilities are proportional to the number of workers initially employed by Eletropaulo, subsequently transferred to EPTE and finally to CTEEP On November 28 1997, prior to the spin-off of its electricity transmission assets, CESP entered into an agreement with Fundação CESP, therein changing its pension plan, from a defined benefit pension plan, to a mixed plan consisting of pre-defined commissions (30%) and benefits (70%). To implement such changes. CESP agreed to pay the total debt under the defined benefit pension plan, which was funded through monthly installments for a 20-year period, the latest installment to be payable in year 2017

By the end of each fiscal year, an independent company conducts an actuarial valuation and redefines any surplus or deficit relating CTEEP's pension liabilities with respect to CESP and EPTE employees; the resulting amount is then added or subtracted from the pending balance of the debt to Fundação CESP and, the resulting amount is divided by the number of remaining installments. In recent years, actuarial valuations have led to surplus, but there is no assurance that such surplus will remain in the future and, in the event of deficit, the amount of CTEEP's debt will increase and its operating results and financial condition will be affected and will be likely to have an adverse effect upon its ability to pay dividends or make other distributions.

In its Financial Statements CTEEP recorded receivable accounts amounting to the difference between the value which CTEEP considers payable by the government de Sao Paulo in conformity with Law 4,819/5, and the amount which the State Government of Sao Paulo axctually pays on account of such liabilities. Those receivable accounts as of September 30, 2007 totalled R$161.79 million (near Col$178 billion). If a court finds that the position of the State Government of Sao Paulo with respect to its obligation under Law 4,819/58 is correct, we will be bound to pay such receivable accounts and recognize the relevant loss. If it is desired that CTEEP recognizes such loss, its results of operations, financial condition and ability to pay future dividends and other distributions may be adversely and materially affected.

Additionally, in conformity with ANEEL Resolution No. 158/2005, or Resolution 158, if ONS requests CTEEP to implement certain reinforcements relating its electricity transmission facilities for the purposes of expanding the BSIN transmission capacity or to improve reliability, CTEEP shall implement those reinforcements without need of prior authorization from ANEEL. However, Resolution 158 is silent as to the procedure to determine the cap to increase CTEEP's Permitted Annual Revenues, in order to compensate CTEEP for the investments made in connection to such reinforcements.

In an attempt to balance, on one hand, the interests of electricity consumers to obtain electricity at reasonable prices, and the needs of CTEEP and other companies operating in the electricity sector to be eventually profitable, ANEEL may undertake actions adversely affecting CTEEP's yields. ANEEL's discretion to review CTEEP's tariffs causes significant uncertainty as to the operation of its business and revenues. To the extent that ANEEL fails timely delivery of any significant tariff increases, CTEEP's business, results of operations, financial condition and ability to pay dividends or make other distributions may be adversely affected.

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The Government efforts to combate inflation may cause significant economic uncertainty in Brazil, and may jeopardize CTEEP and our consolidated results.

In the past, Brazil experienced extremely high inflation rates. Inflation and the measures adopted by the Brazilian Federal Government to fight against it, have had significant negative effects over Brazilian economy, thus increasing economic uncertainty and volatility in the Brazilian markets of securities. Measures by the Brazilian Federal Government to control inflation often included upholding of strict monetary policies subject to high interest rates, thus restricting credit availability and reducing economic growth By the end of 2001, 2002, 2003, 2004, 2005 and 2006, official interest rates in Brazil were 17.31%, 19.17%, 23.33%, 16.24%, 19.04% and 15 08%, respectively. As of September 30, 2007, the official interest rate in Brazil was 11.25%.

Annual inflation rate measured per the IGP-M inflation index, has dropped from 20.10% in 1999 to 3.83% in 2006. However, the measures adopted by the Brazilian Federal Government, including the reduction of interest rates, intervention in the exchange and stock market to adjust or determine the value of Brazilian reais, may give rise to inflation increases. If Brazil again experiences high-inflation, provisions for annual inflation adjustments under our concession contracts might be insufficient to fully hendge the effects derived from those increases.

Furthermore, in case of inflation increases, the Brazilian Federal Government may elect to increase official interest rates. Increases on the interest rates would not only affect CTEEP's funding costs, but also, would derive in material adverse effects over CTEEP and, consequently, over ourselves.

Exchange rate instability may entail material adverse effects over ourselves and the trading price of our ADS.

In the past decades, Brazilian currency has experienced frequent and material devaluation vis-à-vis U.S. Dollar and other foreign currency. Therefore, the Brazilian Federal Government has implemented numerous economic plans and ha utilizado diferentes policies de exchange rate, included devaluation repentinas, minidevaluaciones periódicas during las cuales la frecuencia de los adjustments ha variado de diaria a monthly, systems de exchange rate flotante, exchange controls and dual exchange markets. De tiempo en tiempo ha habido fluctuations significant en la exchange rate between the Brazilian reais and U.S. Dollar and other currencies. For example, Brazilian reais were depreciated vis-à-vis, U.S. Dollar, as follows: 9.30% in 2000, 18.66% in 2001 and 52.27% in 2002. As of December 31, 2006, CTEEP has no indebtedness in foreign currency. Although Brazilian reais was appreciated 8.12%, 11.81% and 8.65% vis-à-vis U.S. Dollar in 2004, 2005 and 2006, respectively (in accordance with information published published by the Central Bank of Brazil –*Banco Central do Brasil*–), no assurance can be made to the end that Brazilian reais will not be again depreciated vis-à-vis U.S. Dollar. On September 30, 2007, the exchange rate was R$1.8389 per U.S $1.00.

Depreciation of Brazilian reais vis-à-vis U.S. Dollar may give rise to further inflationary pressure in Brazil and cause interest rate increases; the above may negatively affect the Brazilian economy as a whole, and produce material adverse effects over ourselves.

It is possible that our shareholders do not receive the same financial information concerning CTEEP, as other CTEEP do, as a result of differences in the duties relating disclosure of information between Colombia and Brazil.

Like any company listed in Brazil, CTEEP is bound to meet the obligations on reporting and disclosure of financial information, in conformity with the Brazilian rules governing the public market of securities, and the rules and regulations of the competent authority (Comissao de Valores Mobiliários – CVM);

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these rules may differ in some material aspects with the Colombian rules and obligations relating disclosure of information to the SFC and the BVC. Consequently, under the Brazilian rules of securities CTEEP's shareholders may be entitled to receive additional information from CTEEP, compared to the information received by our shareholders in conformity with the Colombian rules.

O. ASSETS ACQUISITION, OTHER THAN IN THE ORDINARY COURSE OF BUSINESS OF THE ISSUER.

There is no direct evidence of risks associated to the acquisition of assets other than those pertaining to the ordinary course of our business, which might affect the level of risk of any investment in the Common Shares offerred.

P. EXPIRATION OF SUPPLY AGREEMENTS.

There is no direct evidence of risks associated to the expiration of supply agreements, which might affect the level of risk of any investment in the Common Shares offerred.

Q. IMPACT FROM THE REGULATIONS AND REGULATIONS CONCERNING THE ISSUER AND POSSIBLE CHANGES THEREON.

New deposit requirements imposed by the Colombian Central Bank (*Banco de la República*) and the MHCP in connection to los loans in foreign currency and portfolio investments, respectively, may increase our funding costs.

On May 6, 2007, the Colombian Central Bank (*Banco de la República*) approved a resolution effective on such date and aplicable to all funding transactions entered from that date on; the cited resolution requires that an amount in Colombian pesos equivalent to 40% of the amount disbursed on occasion of loans and indebtedness in foreign currency to Colombian borrowers, is deposited with the Colombian Central Bank (*Banco de la República*) in a non bearing interest account to remain in such account for a six-month period as from the disbursement date. This deposit, which applies to most of the external indebtedness denominated in foreign currency, may increase the our funding costs, with the consequent adverse affects on our business, results of operations and financial condition, and our ability to pay dividends and make other distributions.

Furthermore, on May 23, 2007, through Decree No. 1.801 of 2007, the Colombian government passed a new regulation imposing further restrictions which affect portfolio investments (including investments under the ADR's programs), these restrictions required the a deposit (hereinafter referred to as the "Deposit") equal to 40% over the investment value should be made before the Colombian Central Bank (*Banco de la República*) for a six-month period, in pain of a discount or penalty up to 9.40% of the Deposit in case of requesting early restitution thereof. However, on June 29, 2007 the Colombian government through Decree No. 2.466 de 2007 expressly excepted certain institutional funds from the requirement of a Deposit, particularly the funds mentioned in article 41 of Decree 2080 of 2000 (General Regime for Capital Investments from abroad).

Restrictions on foreign investment in Colombia.

The General Regime for Capital Investments from abroad in Colombia, Decree 2080 of 2000, previously amended from time to time, provides the manner how individuals or corporate entitties non-resident in Colombia are permitted to invest and participate in the public market of securities.

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Among other requisites, this regime provides the registration of certain exchange transactions before the Colombian Central Bank (*Banco de la República*); further it set outs the procedures to authorize and manage certain investments owned by foreign investors, and requires that any investors from abroad willing to purchase stock shares, should produce information and satisfy the registration procedures required for investment purposes under the foreign investment rules; these procedures refer to exchange controls restricting the conversion of Colombian pesos into U.S dollars. Under these regulations, if a non-resident fails to timely report or register its exchange transactions relating investments in Colombia before the Colombian Central Bank (*Banco de la República*), it may be deprived of its rights to remit moneys abroad, it being an infringment of the exchange regulations and grounds to assess penalties thereon. The Colombian government, the Congress of the Republic of Colombia or the Colombian Central Bank (*Banco de la República*) may elect not to erduce the restrictions applicable to foreign investments, and might implement more restrictive rules in the future.

Furthermore, in accordance with the Colombian exchange rules, the Colombian Central Bank (*Banco de la República*) may restrict the remittance of dividends abroad and/or the investments denominated in foreign currency, in the event where the international reserves of the Republic of Colombia fall below an amount equal to the imports made in three (3) months. This measure has not been implemented since the enactment of the exchange regime in 1991. However, we may not assure that the Colombian Central Bank (*Banco de la República*) will not implement it in the future

We are subject to extensive governmental laws and regulation that may affect our business, results of operations and financial condition.

Development of our business is subject to regulations applicable to the electricity sector in the countries where we operate, as well as to rules and interpretationsby the competent governmental authorities, and to the terms of our concessions and licenses in the countries where we operate under State concessions and licenses. Historically, such authorities have exercised significant influence over our activities. The most affected areas include operations, maintenance and safety. We may not assure that the regulatory framework currently in force for the electricity sector in the countries where we operate will continue to be interpreted or applied by the competent authorities in those countries in a manner that does not affect negatively our operations or our financial results. Furthermore, we may not assure that new regulations in the countries where we operate will not affect negatively our business and operations, and our ability to pay dividends and make other distributions.

Also, we may be subject to adverse adjustments on our Regulated Revenues and to other measures adopted by agencies regulating our business and customers in the countries where we operate. In Colombia, CREG is presently conducting a comprehensive review on the Regulated Revenues paid to electricity transmission companies operating in the country, with the aim of determining new criterion for the remuneration of electricity transmission services during a five-year period. We expect that the outcomes from this review will lead to changes on our tariff structure including, among others, recalculation of the consideration we receive by reason of making our electricity transmission assets to the STN; a revised analysis of our electricity transmission costs; possible modifications to our quality standards and the penalties scheme; and, eventually, a review on our assets base and rate of return. Although we expect that the new tariff structure should be based on objetive, technical and independent criterion to reflect the current structure of costs of the industry companies, outcomes from the review on revenues is highly uncertain as the time foresee for its implementation and final outcomes. Therefore, we may not assure that the review on revenues will be completed in time or that, in the future, the new tariff structure will cover our costs and compensate the effects from inflation and currency devaluation, and that we will earn adequate returns over our assets base. Furthermore, if it is required that our electricity transmission networks

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make any substantial deductions on the services price as a result of regulatory oerssures, our business, financial condition and results of operations may be materially affected. See "Chapter 5 – Comments and Analysis by the Management on the Results of Operations and Financial Condition of the Issuer and its Subsidiaries – Trends, commitments or disclosed occurrences that may significantly affect liquidity of the issuer, the results of its operations or its financial condition".

In Brazil, ANEEL recently concluded the periodic review on CTEEP's Regulated Revenues under Concession Contract 059/2001, relating new investments on CTEEP's electricity transmission assets made between January, 2000 and June, 2005. This periodic review is performed every 4 years and is designed to reflect any variations on CTEEP's operating costs and the rate of return on capital invested under Concession Contract 059/2001 with respect to new investments, and to maintain the economic and financial conditions existing by the time when such concession contract was entered into, or the Periodic Review of Permitted Annual Revenues. On June 26, 2007, ANEEL passed Resolution No. 488, therein approving the criterion set forth in ANEEL Resolution No. 257/2007 and depicted in ANEEL Technical Note No 171. This technical note determined the methodology used by ANEEL to conduct the Periodic Review on Permitted Annual Revenues. As result of the recently concluded Periodic Review on Permitted Annual Revenues, ANEEL ordered a 26.15% reduction over CTEEP's Regulated Revenues under Concession Contract 059/2001, relating new investments on CTEEP's electricity transmission assets made between January, 2000 and June, 2005 This portion of CTEEP's Regulated Revenues accounted for 2.57%, 2.81%, 2.36% and 2.13% of the total Regulated Revenues earned by CTEEP under Concession Contract 059/2001, in the three years ended December 31, 2004, 2005 and 2006 and nine months ended on September 30, 2007, respectively. This reduction represents an annual reduction equivalent to R$33.34 million over the amount that CTEEP is entitled to charge to users of its electricity transmission system under Concession Contract 059/2001 between July 2007 and June 2009. Furthermore, as a result of the mentioned reduction CTEEP must reimburse R$66.68 million to the users of its electricity transmission system by means of monthly deductions of Regulated Revenues that CTEEP is entitled to receive from July 2007 to June 2009 under Concession Contract 059/2001. The mentioned deduction shall be adjusted per inflation in June 2008, based on the IGP-M. According to the Periodic Review on Permitted Annual Revenues, near 9.42% (R$123.92 million) of the total Regulated Revenues of CTEEP under Concession Contract 059/2001 were ervised and ercalculated by ANEEL, while 88.30% (R$1.17 billion) is not subject to periodic review every four year, and the remaining 1.75% (R$23 million) of CTEEP's Regulated Revenues under Concession Contract 059/2001 shall be reviewed in year 2009, the date scheduled to perform the next Periodic Review on Permitted Annual Revenues. In order to chanllenge the methodologies and criterion usadas by ANEEL in connection to periodic reviews on permitted annual revenues of companies from the Brazilian electricity transmission sector that were affected by the review, on July 9, 2007 ABRATE commenced an administrative proceeding before ANEEL, on behalf of CTEEP's and seven Brazilian electricity transmission companies. CTEEP commenced an action before ANEEL to challenge application of Resolution 488, and it should receive from ANEEL copies of all files kept by ANEEL in connection to the Periodic Review on Permitted Annual Revenues. Neither the administrative proceedings commenced by ABRATE or CTEEP's action are likely to stay the adjustment on CTEEP's Regulated Revenues pursuant to Resolution 488. It may not be assured that any of those administrative proceedings will conclude by staying or modifying the adjustment on CTEEP's Regulated Revenues pursuant to Resolution 488.

Further, inclusion of more strict regulatory requisites concerning integrity of our electricity transmission networks, may demand further expenditures on capital assets to satisfy the relevant requisites

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On the other hand, given that we are controlled by the Colombian Government, we may also be subject to fiscal control by CGR. Regulations relating control and interpretation thereof may also be amended or construed to grant CGR gerater powers over ourselves.

A significant decrease of our Regulated Revenues or the enactment of new regulations supressing indexation of our Regulated Revenues or the guarantee system implemented to protect us in case of non-payment by our customers, might negatively and significantly affect our business, results of operations and financial condition, and our ability to pay dividends and make other distributions.

Revenues from our Colombian electricity transmission business are subject to government regulation Under the relevant laws and regulations, the rates which we may charge for our electricity transmission services permit their indexation based on IPP annual changes with respect to assets operating after January, 2000, and PPI annual changes with respect to assets operating after January, 2000, as well as adjustments made on five-year year basis according to criterion set frorth by CREG. In Colombia, our asset-related Regulated Revenues operating in January, 2000, representing near 81.92% of our operating income, are currently subject to review by CREG In such review, CREG takes account of our capital costs, operational margins, operating costs and rreturns on invested capital. Following the review, CREG may resolve adjusting our Regulated Revenues, whether upwards or downwards, if it finds that those are adjustments necessary to reflect: the current VRN of our electricity transmission assets and, our current operating and maintenance costs. A material downward adjustment of our Regulated Revenues or the passing of new regulations suppressing indexation of such revenues, would adversely and substantially affect our business, results of operations and financial condition, and our ability to pay dividends and make other distributions.

Changes in regulations, laws and rates likely to adversely affect our business, financial condition and results of operations.

Our electricity transmission networks are subject to extensive laws and regulations relating energy, and environmental matters, both nationally and domestically, and likely to affect many aspects of our operations Among others, those laws and regulations refer to concessions, licenses, permits and other approvals, rates permitted to be charged on our services, terms and conditions applicable to our services, our ability to recover costs and the acquisition, construction and disposition of facilities

Although we believe that our electricity transmission networks have been operated in due compliance with the applicable laws, regulations, concessions, licenses, permits and approvals,at a given point in time our operations may default the applicable laws and regulations, and other conditions provided under concessions, licenses, approvals and permits. In addition, we may be unable to renew or maintain all concessions, licenses, permits and approvals required to hold and operate our electricity transmission networks. The impossibility to renew or maintain any required concessions, licenses, permits or approvals or our inability to satisfy other legal requirements may lead to cost increases, to the need of further expenditure for capital assets or to the suspension of operations: All of the above may entail material adverse effects over our cash flows, financial condition and results of operations.

The nature and scope of the regulations and laws applicable to electricity companies in the countries where we operate have turned highly complex in recent years and there is no assurance that further material changes will occur or that the existing policies and rules will not be applied, interpreted or enforced in a manner that is new or different, even with respect to electricity generation, transmission, distribution and sale in the countries where we operate. Those regulations and laws may entail material adverse effects over the revenues and credit rating of our

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customers, our business, financial condition and results of operations and our ability to pay dividends and make other distributions

Under the Colombian law, our Bylaws and the declaration of our controlling shareholder, we may be required to pay dividends, even if no sufficient cash is available to make those payments.

Under the Colombian law, our Bylaws and the declaration of the Colombian Government in its capacity as controlling shareholder, we are compelled to pay mandatory minimum dividends equal to 50% of our adjusted annual net profits, according to figures set forth in financial statements submitted for the approval of our General Meeting of Shareholders, and prepared on unaudited basis. However, in some cases, such mandatory minimum dividends may equal 70% of our year net profits shown on the financial statements submitted for the approval of our General Meeting of Shareholders, and prepared on unaudited basis The only event where we are not bound to pay mandatory dividends occurs when our General Assembly of Shareholders, with the affirmative vote of at least 78% of the Common Shares represented at the meeting, resolves not to distribute any dividends See "Corporate dividend policy". Given that our net profits are calculated on the basis of accrual, rather than cash, we may be required to pay dividends with respect to our net income (including the net income of our subsidiaries and other related companies for the same period, to the extent of our interst in such companies) even in the absece of reserved dividends distributed in cash by our subsidiaries and other related companies for the same period, and even in the abasence of sufficient cash availabilities to pay such minimum mandatory dividends.

Net income for the years ended on December 31, 2004, 2005 and 2006, and as of September 30, 2007 was Col$141.68 billion, Col$200.26 billion, Col$150.47 billion, and Col$179.85 billion, respectively; net income attributable to our interest in subsidiaries and other related companies for the same periods was Col$2.35 billion, Col$20.61 billion, Col$-56.64 billion and Col$-7.81 billions, respectively; and dividends in cash by our subsidiaries and related companies for the same periods were Col$12.96 billion, Col$21.33 billion, Col$33.95 billions, and Col$36.75 billion (including FEN dividends for $727millones), respectively.

Furthermore, under the agreements governing note issuances our affiliate ISA Capital, may not pay dividends or make other distribuciones in cash to ourselves (including dividends received from CTEEP) even in circumstances where it would be legally empowered to do so See "Chapter 5 – Comments and Analysis by the Management on the Results of Operations and Financial Condition of the Issuer and its Subsidiaries - Restrictions agreed with the subsidiaries to transfer resources, to the company".

Failing sufficient moneys to pay dividends in conformity with the Colombian law, our Bylaws and the declaration of our controlling shareholder, we may be forced to incurr in significant indebtedness to fund such payment of dividends, thus adversely affecting our business, results of operations, financial condition and our ability to pay dividends and make other distributions

R. IMPACT OF ENVIRONMENTAL REGULATIONS.

We may be subject to substantial costs, including indemnization and penalties due to environmental damages or changes on the laws relating environmental protection, which may entail adverse effects over our business, financial condition or results of operations.

We are subject to extensive laws and regulations, both national and local, relating environmental protection. Given that we will provide electricity transmission services in countries that comprise

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areas environmentally protected. we are subject to regulations likely to render ourselves liable for damages in any such protected areas. Under the laws of these countries, anyone who directly or indirectly causes damages to the environment, may be adjudged liable for such damages, regardless of whether or not these resulted from the fault by that person.

Furthermore, in some of the countries where we operate, companies from the electricity transmission sector must obtain environmental licenses and permits from the relevant governmental agencies, in order to conduct their business. Non-compliance with the laws and regulations from the countries where we operate may lead to administrative, civil and criminal penalties, injunctions and precautionary measures to secure their future compliance. Breach to such obligations may lead to (i) significant costs relating installation and maintenance of anti-pollution controls, (ii) fines and penalties due to non-compliance, and (iii) potential limitations over our operations, likely to include the caducity of any licenses or concessions or our right to provide electricity transmission services. Remedial obligations may entail significant costs associated to the investigation and remedy or cleaning-up of contaminated properties, as well as claims on the grounds of property contamination or the impact over natural resources.

Although we consider that the operation of our electricity transmission networks substaintially comply with the applicable safety and environmental laws and regulations, risks concerning costs and major liabilities, including leaking and explosion, are inherent to the operation of electricity lines and may lead to significant costs and liabilities, including those concerning claims for property damages, personal injuries or death, as a result of the operations of the relevant electricity line.

In addition, governmental agencies and other authorities in the countries where we operate may implement laws, regulations and policies strictier than those currently in force or seek more restrictive interpretations of the existing laws and regulations; the above may require incurring in additional expenses with respect to environmental compliance (including environmental licenses for facilities and equipment that formerly did not require such environmental licenses or the requisite of which had been previously excpeted by law, in addition to furtehr requirements for renewing the existing license). Eventually, the amendment of environmental and health laws and regulations may compel us to allocate budgetary amounts to fund capital expenses relating compliance of such laws and regulations and, consequently, to destinate funds towards investments other than planned. Such change of destination, as well as the assessment of fines or the revokal of licenses or concessions and other similar actions by governmental agencies, may bear material adverse effects over our business, results of operations and financial condition, and over our ability to pay dividends or make other distributions.

S. EXISTENCE OF CREDITS COMPELLING THE ISSUER TO PRESERVE GIVEN PROPORTIONS IN ITS FINANCIAL STRUCTURE.

Credit related commitments.

We agreed to meet the following indexes during the term of our credit agreements:

To International Bank for Reconstruction and Development.

The (i) credit agreement related to the Power Market Development Project and (ii) the credit agreement (Floating Rate Single Currency Loan) entered into among the International Bank for Reconstruction and Development, as lender, us, as borrowers, and the Republic of Colombia, as guarantor, dated as of March 26, 1996, which final maturity dates were scheduled for August 15 and October 15, 2012, respectively, provide a number of commitments including the limitation to incurr in further indebtedness, unless our net income in the year precedent to the indebtedness, or in a twelve-month period ended prior to such date, amount to at least 1 5 times our estimated maximum credit needs.

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The Colombian Government rights, in its capacity as controlling shareholder, may limit our flexibility to respond to the market development, engage us into given transactions or otherwise introduce changes on our business and operations, and may subject ourselves to political and public pressure, thus affecting our business, results of operations, financial condition and our ability to pay dividends or make other distributions.

The Colombian Government may sell its controlling interest over us, with likely adverse material effects over our business, results of operations, financial condition and over our ability to pay dividends and make other distributions.

On June 5, 2007, the Independent Committee for Public Expense created by the Colombian government on May 20, 2007 to evaluate alternatives aimed at reducing public expense and deficit resulting from the current levels of expense and public debt, issued a non-binding recommendation to the government, therein proposing to reduce Colombian public debt in U.S.S 7.500 million. The recommendation includes a proposal for the prompt sale by the Colombian Government of 55.87% of its current interest in our capital. The recommendation is silent as to the manner how those shares should be sold and, although it fails to indicate the period to conclude the mentioned sale, it suggests a 18-month period tom implemented the recommended actions. The recommendation also includes further proposals, such as selling 25% of ISAGEN shares; using U.S.$1.700 million from the public funds to pay the external sovereign debt and privatize State enterprises and other assets. In a press conference held on June 15, 2007, the Minister of Finance and Public Credit pointed out that taking account of the recommendation from the Committee for Public Expense, as part of the government financial-plan to reduce public debt in near Col$4.5 billion, in year 2008 the Colombian Government shall sell its interest in our company However, in subsequent public declarations the Minister of Finance and Public Credit and the President of the Republic, Álvaro Uribe Vélez, stated that no agreement has been reached to implement the proposals contained in the Independent Committee for Public Expense recommendation concerning the sale by the Colombian Government of its interests in companies like ours, and contrarily, they suggested to consider further options to reduce fiscal deficit such as reduction of public expenditure. As of the date of este information prospectus, the Colombian government has not formally informed to our directores or to the Board of Directors its willingness to sell its controlling interest in our company Furthermore, the Colombian government ahs not issued any regulation or resolution aimed at concluding the sale of shares owned by the Colombian Government.

We may not assure that the Colombian Government sale of its 55.87% interest in our capital would be eventually concluded or, if we ceased being controlled by it, which would be the resulting impact over our business and results of operations, financial condition, competitive advantages including our directives and our capacity to successfully participate in public bids and to mainatin constructive relations with the regulators, after an eventual change of control, and over the implementation of our business strategy.

Furthermore, acquisition of a substantial portion of our Common Shares by third-parties may entail material adverse effects over the Common Shares liquidity.

Some liabilities relating given credits and other indebtedness may be accelerated if the Colombian Government ceases to be our controlling shareholder.

Our liabilities concerning payment of given credits and other indebtedness under our credit agreements may be accelerated if the Colombian Government ceases to be our controlling shareholder. Acceleration of our payment obligations in the event of change of control may affect our business, result of operations, financial condition and our ability to pay dividends and make other distributions.

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Furthermore, we are required to comply with the following financial commitments: (i) in each fiscal period we are obliged to maintain a percentage not exceeding 23% of the total operating expenses vis-à-vis the total operating income and (ii) funds from internal sources must be equivalent to no less than 30% of our annual average of capital expenses incurred or expected to be incurred in a given year determinado and in the next fiscal period.

To ABN Amro and JP Morgan Bank

We undertook the following financial commitments relating the U.S. 550 and U.S.$148 million credits with ABN Amro Bank NV and JPMorgan Securities Inc entered into on July 18, 2006 and December 29, 2006, respectively, including the following financial commitments. a) the ratio corresponding to outstanding debt /EBITDA net balance should be less or equal to 5.50 times in year 2006, 5 00 in 2007, 4.5 in years 2008 and 2009. b) the EBITDA/interest ratio should be high or equal to 2 25 times in years 2006 and 2007 and 2.50 for the 2008-2009 period. The table below shows financial commitments of the issuer and its group, relating this credit:

Consolidated	2006	2007	2008 -2009
Net Indebtedness/ EBITDA Ratio	4.3	4.3	4.3
Ratio between EBITDA and Interest Expenses associated to financial liabilities	2.0	2.25	2.50

ISA	2006	2007	2008 - 2009
Net Indebtedness/ EBITDA Ratio	5.5	5.0	4.5
Ratio between EBITDA and Interest Expenses associated to financial liabilities	2.0	2.25	2.50

T. PENDING TRANSACTIONS LIKELY TO AFFECT THE ORDINARY COURSE OF BUSINESS.

We have not undertaken any commitments to conclude merger or spin-off processes. Neither, we have any commitments in connection to development of processes relating acquisition of other companies or have entered into economic and/or financial reorganization processes or dissolution, liquidation and/or creditors' proceedings with respect to our company

On the other hand, on July 23, 2007, our subsidiaries ISA Capital and CTEEP submitted a notice to the Brazilian National Commmission of Securities therein informing that ISA Capital, CTEEP and our subsidiary ISA Paticipacoes do Brasil Ltda., or ISA Participacoes, are pursuing a corporate reorganization whereby the CTEEP Common Shares owned by ISA Capital, together with the commercial credit registered by ISA Capital in connection to acquisition of those Common Shares, shall be contributed to ISA Participacoes and, that once such contribution is completed, ISA Participacoes shall be merged with CTEEP. ISA Capital seeks to complete the reorganization in the second semester of year 2007. This reorganization is subject to prior approval from ANEEL.

U. POLITICAL FACTORS, SUCH AS SOCIAL INSTABILITY, ECONOMIC EMERGENCY, ETC.

The Colombian Government, which may have interests other than those of the Common Shares holders, is the owner of a substantial portion of our capital stock.

The Colombian Government holds directly a total of 55.87% of our Common Shares. In circumstances involving a conflict of interests between the Republic of Colombia, on one side, and the remaining shareholders, on the other, the Colombian Government may enforce its capacity to control us in manner beneficial for it and detrimental for the remaining shareholders.

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Traductor é Intérprete Oficial
Resol. No. 0177 del 57 MinJusticia

A substantial portion of our consolidated revenues is denominated in Colombian pesos, while a substantial portion of our consolidated indebtedness is denominated in U.S. dollars and, therefore, to a large extent we depend on the economic conditions and policies from Colombia.

We are a publicly traded stock company organized as a public utility company under the laws of Colombia. A substantial portion of our property, operations and customers are located in Colombia, and as of September 30, 2007 near 35.12% of our consolidated revenues are denominated in Colombian pesos, while 68.16% of our financial liabilities consolidated are denominated en U.S dollars Many of our suppliers are located outside Colombia, and their prices are denominated in foreign currency. Accordingly, our financial condition and results of operations depend, to a large extent, on the macroeconomic conditions and policies prevailing from time to time in Colombia, and on the exchange rates between the Colombian peso and other currencies.

Colombia has experienced several periods of violence and instability, and such instability may affect the Colombian economy and ourselves.

Colombia has experienced several periods of criminal violence during the past four decades, mainly due to activities by groups acting outside the law As a response to those actions, the Colombian Government has implemented a number of security measures and has strengthened its police and military forces through creation of especialized units. Despite these efforts, activities by those groups acting outside the law, still exist in Colombia.

However, we have adopted measures that are standard practices in the Colombian industry with the aim of protecting our business againts acts of violence. An example of those measures include the entry of agreements with the Colombian military forces in order to secure protection of our assets located in conflicting areas, implementation of security technologies and procurement of insurance against terrorism, fire, sabotage and vandalism, among others. In the future, these activities, their outbreaking and the violence associated thereto, may bear negative impact over the Colombian economy or our business.

V. COMMITMENTS KNOWN TO THE ISSUER, LIKELY TO ENTAIL CHANGE OF CONTROL OVER ITS SHARES.

Other than the recommendation issued on June 5, 2007 by the Independent Committee for Public Expense cerated by the Colombian Government on May 20, 2007 to evalute alternatives aimed at reducing public expenditure and deficit resulting from the current level of public expense and debt, which recommendation includes a proposal for the prompt sale by the Colombian Government of its 55.87% interest in our capital, and the related press releases, we have not undertaken or are aware of any commitments that may entail change of control over the stock shares of our company. See "*The Colombian Government may sell its controlling interest over us, thus producing adverse material effects over our business, results of operations, financial condition and over our ability to pay dividends and make other distributions*".

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W. POTENTIAL DILUTION OF INVESTORS.

The Common Shares holders are subject to dilution of their interest in our capital stock.

To fund our growth initiatives we might be required to raise additional capital through public or private issuance of shares or debt notes convertible into shares. Pursuant to the Colombian law and our Bylaws, those issuances of securities may be conducted without granting preferencial rights to our shareholders if such issuance without preferred rights is approved by the Assembly of Shareholders through the affirmative vote of at least 70% of the Common Shares present at the meeting. If our Assembly of Shareholders approves the issuance of new shares without preferred rights for our current shareholders, then the shareholders' interest may be diluted.

X. RISKS RELATING TO INSURANCE COVERAGE.

Our insurance coverage might not be adequate.

We believe that at the present time we maintain customary insurance in the types and amounts generally consistent with the sound practice of electricity transmission and the legal requirements applicable to electricity transmission systems, having a similar size and nature in the countries where we operate We are insured against losses or property damages, including damages resulting from electricity malfunction, windstorm, hurricane, earthquake and terrorism in the countries where we operate. There is no certainty that such insurance coverage will continue to be available in reasonable commercial terms or at rates commercially reasonable or, that the insured amounts or the proceeds from those insurance will compensate our losses in full. Our insurance coverage is subject to limits and exclusions or limitations that we find reasonable, given the cost relating obtention of such insurance and the current operation conditions. In the event of total or partial loss of our assets and electricity transmission networks, any insurance proceeds that we may receive in that connection may be insufficient in given situations for the purposes of restoring our assets and electricity transmission networks to the condition existing prior to the loss occurrence

We are insured against losses or damages to property, including damages resulting from electricity malfunction, windstorm, hurricane, earthquake and terrorism in the countries where we operate. In our case, that is, Transelca and Internexa such insurance covers losses up to an amount of U.S.$30 million, except in the case of damages resulting from terrorist actions which are subject to a U S.$20 million limit and, in the case of ISA Bolivia, covers losses up to an amount of U.S.$10 million for all occurrences. In the case of CTEEP, the insurance covers losses up to near U.S $61 million. In the case of ISA Peru, REP, Consorcio Transmantaro and Internexa Peru, our insurance covers losses up to an amount of U.S.$55 million per casualty; subject to (i) U.S $40 million, (ii) U.S.$8 million and (iii) U.S.$7.5 million limits in connection to losses resulting from (i) political risks, (ii) transmission lines, and (iii) machinery break-up, respectively Except for Peru, our overhead towers and transmission lines are excluded from this coverage

In the event of total or partial loss of our electricity transmission networks, certain pieces of equipment might not be easily replaced by reason of cost or non-availability, given that these are highly specific for the relevant system. Consequently, without prejudice of our reliance on insurance, the location of our electricity transmission networks or the limitations existing over our ability to acquire replacement equipment may give rise to significant delays in their replacement and, therefore, produce losses on the transmission capacity, likely to have material adverse effects over our business, results of operations and our ability to pay dividends or make other distributions.

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Y. CHANGES ON TAXATION REGULATIONS.

Changes on Colombian taxes may entail adverse impact over the taxes applicable in connection to our Common Shares.

Although during the past three years no changes have occurred as to taxes which might adversely affect the shareholders in Colombia, and while the income tax rate applicable this year to companies was reduced from 38.5% to 34% (35% plus a surcharge on income taxes equivalent to 10% of the net tax), and in year 2008 and thereafter it shall be reduced to 33%, and while remittance taxes including those aplicable to dividends remitted to investors non-domiciled in Colombia was supressed, there is no assurance to the end that no further changes will take place as to Colombian taxes in the future, or as to the increase of tax rates and/or withholdings over income taxes applicable to dividends, that may adversely affect the disposition of our Common Shares.

Z. PENDING LITIGATION.

Any adverse decisions in litigations to which we are a party may adversely affect our results of operations and financial condition

Directly or through our subsidiaries and related companies we are party to a number of judicial proceedings relating major claims. These proceedings relate to a wide range of matters, including administrative proceedings, labor claims, regulatory charges and contractual disputes. As of September 30, 2007 we have reserved the amount of Col$602.26 billion reflected in our Unaudited Interim Financial Statements, to cover any such litigation and consistently with the general accounting principles applicable in Colombia and our provisioning policies. However, the final outcomes from these legal proceedings is uncertain and, in case of adverse final decisions, our business, financial condition and the ability to pay dividends or make other distributions may be adversely affected. See "Risks Relating to Our Operations in Brazil".

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PART III – APPENDIXES

A. FINANCIAL STATEMENTS.

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.
BALANCE SHEET
COMPARATIVE SEPTEMBER 2007 - DECEMBER 2006
Figures expressed in millions of Colombian pesos

	SEPTEMBER 2007	DECEMBER 2006
ASSETS		
CURRENT ASSETS:		
Cash	46,105	23,869
Temporary investments	7,140	36,308
Debtors - net	184,908	160,906
Inventories	2,903	2,124
Deferred and other assets	8,175	14,038
Total Current Assets	**249,231**	**237,245**
Permanent investments	1,678,195	1,354,130
Long-term debtors	38,872	44,134
Inventories	56,224	56,287
Property, plant and equipment - net	2,464,122	2,475,152
Deferred and other assets	394,747	409,882
Appreciation	1,298,876	1,299,003
Total Non-Current Assets	**5,931,036**	**5,638,588**
Total Assets	**6,180,267**	**5,875,833**

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LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:		
Outstanding bonds	-	-
Financial obligations	492,454	192,447
Accounts payable	136,425	116,312
Labor liabilities	9,013	4,931
Projected liabilities and provisions	45,256	13.077
Other liabilities	38,008	13,790
Total Current Liabilities	**721,156**	**340,557**
LONG-TERM LIABILITIES:		
Outstanding bonds	817,882	815,652
Financial obligations	776,105	922,821
Accounts payable	209,887	203,293
Labor liabilities	1,053	995
Projected liabilities and provisions	115,816	111,961
Other liabilities	163,568	167,487
Total Non-Current Liabilities	**2,084,311**	**2,222,209**
TOTAL LIABILITIES	**2,805,467**	**2,562,766**
SHAREHOLDERS' EQUITY:		
Subscribed and paid-in capital	34,016	34,016
Capital surplus	665,165	665,164
Reserves	358,248	338,246
Period results	179,850	150,469
Prior year results	-	-
Surplus from reappraissals	1,298,876	1,299,003
Surplus from participation method	206,279	173,630
Equity revaluation	632,366	652,539
Total Shareholders' Equity	**3,374,800**	**3,313,067**
Total Liabilities and Shareholders' Equity	**6,180,267**	**5,875,833**

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INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.

INCOME STATEMENT

ACCUMULATED COMPARATIVE AS OF SEPTEMBER 2007 - ACCUMULATED AS OF SEPTEMBER 2006

Figures expressed in millions of Colombian pesos, except for the net income per share which is expressed in pesos

	ACCUMULATED AS OF SEPTEMBER 2007	ACCUMULATED AS OF SEPTEMBER 2006
OPERATING REVENUES		
Energy transmission services	495,789	464,546
Connection charges	43,468	42,873
Dispatch and coordination CND (Centro Nacional de Despacho)	-	-
MEM services (STN, SIC, SDI)		
Telecommunications	8,021	7,154
Other operating revenue	18,843	15,798
Total operating revenue	**566,121**	**530,371**
OPERATING COSTS AND EXPENSES		
Operating costs	201,499	180,141
Administrative expenses	68,618	54,520
Total operating costs and expenses	**270,117**	**234,661**
Operating income	**296,004**	**295,710**
NON-OPERATING INCOME (EXPENSES)		
Non-operating income	178,126	232,892
Non-operating expenses	(251,095)	(329,449)
Non-operating Loss	**(72,969)**	**(96,557)**
Income before Provision for Income Tax	223,035	199,153
Provision for Income Tax	43,188	16,255
Net Income	**179,847**	**182,898**
Net Income per share	176.45	190.45

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PART IV - CERTIFICATIONS.

A. DUE DILIGENCE CERTIFICATES.

1. Certificate from the Issuer's Legal Representative.

ISA Interconexión Eléctrica S.A. E.S.P.

**CERTIFICATION FROM THE FIRST ALTERNATE
TO THE CHIEF EXECUTIVE OFFICER OF
INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.**

The undersigned, First Alternate to the Chief Executive Officer for company Interconexión Eléctrica S.A. E.S.P., hereby attest in my competence, that I have been duly diligent in the verification of the contents of this prospectus. thus I certify the accuracy thereof and the fact that no substantial information that could affect the decision of future investors has been omitted.

In witness, it is signed on November 2, 2007.

(signed)
Cesar Augusto Ramirez Rojas
First Alternate to the Chief Executive Officer
Interconexión Eléctrica S.A. E.S.P.

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2. Certificate from the Statutory Auditor.

PRICEWATERHOUSECOOPERS

127587

STATUTORY AUDITOR'S REPORT

November 2, 2007

To the Financial Supenntendency

As regards to the certification dated November 2, 2007, signed by the legal Representative of the Company and the undersigned, concerning the prospectus on the issuance of common shares of Interconexión Eléctrica S.A. E.S.P., I hereby attest the following, according to the provisions of the Financial Superintendency:

1 In order to meet the requirements of the Financial Superintendency, it was checked that the financial information included in the prospectus corresponded to the accounting records and the financial statements previously audited by the undersigned as of December 31st, 2006 and 2005 and I confirmed that the prospectus contains no mistakes or omission of any substantial financial data and that could be deceiving. The 2004 financial statements were audited by other public accountant, who rendered opinion without any remarks in connection therewith.

2 My performance namely included the following:

a. Checking that the financial information of Interconexión Eléctrica S.A. E.S.P. included in the prospectus, corresponding to the years ended December 31st, 2006 and 2005, is a true copy of the consolidated financial statements presented to the shareholders of the Company at the General Assembly with my opinions dated February 23, 2007 and February 15, 2006, respectively

b Checking that the financial information included in the prospectus, corresponding to the intermediate periods ended September 2007 and 2006 correspond to the Company's accounting records. Such accounting records were subject to an intermediate financial information review process, according to the auditing rules generally accepted in Colombia, which scope is substantially smaller than a financial information assessment on the end of period and did not intend to express an opinion regarding the intermediate financial statements as a whole; therefore, I do not express such opinion. Based on my review, nothing called my attention that would lead to believe that the financial information as of September 30, 2007 and 2006, included in the prospectus, was not prepared according to the generally accepted accounting principles in Colombia for preparing intermediate financial statements of entities subject to surveillance by the Colombian National Accounting Office and under provisions of the Superintendency of Public utilities, which were applied on a uniform basis, except for the changes required by the Colombian National Accounting Office, as pointed out in Note 3 to the financial statements.

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This report has been prepared for exclusive use of the Board of Directors of Interconexión Eléctrica S.A. E.S.P. in order to be included into the prospectus on issuance of shares to be presented before the Financial Superintendency and should not be used for any other purpose nor be distributed to third parties other than those mentioned above.

(signed)
Carlos Enrique Gordillo B.
Statutory Auditor
Professional Card No. 33537-T

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KPMG

November 2, 2007

Messrs
Financial Superintendency of Colombia
Bogotá, D.C.

Dear sirs,

Please be informed that the financial information of Interconexión Eléctrica S.A E.S P. ISA as of and for the year ended December 31st, 2004, included in the prospectus on the issuance of common shares of the Company dated November 2, 2007 are in accordance with the accounting records and the financial statements previously audited by KPMG Ltda. and revised for opinion of the undersigned on February 25, 2005, in condition of Statutory Auditor of Interconexión Eléctrica S.A. E.SP for the 2004 period.

Truly yours,

(signed)
Elvia María Bolívar Puerta
Partner

Copy: Mr. Luis Fernando Alarcón Mantilla, Chief Executive Officer Interconexión Eléctrica S.A. E.S.P.

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TO WHOM IT MAY CONCERN

The undersigned, ANGELA ALEXANDRA PULECIO MAYORGA, identified with citizenship card No. 38.872.323 of Buga, Valle, Colombia, duly recognized as certified translator by the Ministry of Justice of Colombia, as per Resolution 0177 of 1997, hereby certify that the attached translation, identified with the translator's seal, corresponds to the **Final Information Prospectus on the Issuance of Common Shares of Interconexión Eléctrica S.A. E.S.P, Certifications from the First Alternate to the Chief Executive Officer, and Statutory Auditor (PRICEWATERHOUSECOOPERS and KPMG), Balance-Sheet and Income Statement**, which I certify as a true and complete translation of its original version in Spanish.

Given in Bogotá, this 30th day of January, 2008.

Angela Alexandra Pulecio
Resolution 0177 of 1997
Ministry of Justice
CC 38.872.323 of Buga (Valle), Colombia

ANGELA A. PULECIO MAYORGA
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END